Form 40-F
period 2003-12-31
MIRAMAR MINING CORP
filed 2004-05-19
CIK 940947

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

(Check one)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2003	Commission file number 001-34436

MIRAMAR MINING CORPORATION
(Exact name of Registrant as specified in its charter)

Not Applicable (Translation of Registrant's name into English (if applicable))	British Columbia, Canada (Province of other jurisdiction of incorporation or organization)	Not Applicable (I.R.S. Employer Identification Number (if applicable))

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

As at December 31, 2003, 151,634,893 Common Shares without par value were issued and outstanding.

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

NOTE REGARDING FORWARD LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the Company’s plans at the Giant Mine, the Hope Bay Project and other matters. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

•	risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;

•

results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations;

•	mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in production;

•	the potential for delays in exploration or development activities or the completion of feasibility studies;

•	risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses;

•	risks related to commodity price fluctuations;

•	the uncertainty of profitability based upon the Company's history of losses;

•	risks related to failure to obtain adequate financing on a timely basis and on acceptable terms for the Company's planned exploration and development projects;

•	risks related to environmental regulation and liability;

•

risks related to the closure of the Con Mine, including risks that the costs related to environmental compliance, reclamation, post-closure control measures, monitoring and on-going maintenance will exceed the funds held in trust for such costs;

•	risks related to failure to obtain operating permits for future projects;

•	risks related to tax assessments;

•	political and regulatory risks associated with mining development and exploration; and

•	and other risks and uncertainties related to the Company's prospects, properties and business strategy.

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

Currency

Unless otherwise indicated, all dollar amounts in this report are Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2003, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was U.S.$1.00 = CDN $1.2923.

RESOURCE AND RESERVE ESTIMATES

All resource estimates incorporated by reference in this Registration Statement have been prepared in accordance with Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy (“CIM”) Classification System. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, and resource information incorporated by reference herein may not be comparable to similar information concerning U.S. companies.

For definitions of the terms mineral reserve, proven mineral reserve, probable mineral reserve, mineral resource, measured mineral resource, indicated mineral resource and inferred mineral resource under CIM standards, and a summary of the differences between CIM and U.S. standards, see the sections entitled “Information Concerning Preparation of Resource Estimates” and “Glossary and Defined Terms” beginning on page 4 of the Annual Information Form filed as Document 1 to this Annual Report and “Risk Factors – Reserves and Resources” beginning on page 35 of the Annual Information Form.

ANNUAL INFORMATION FORM

The Company’s Annual Information Form for the fiscal year ended December 31, 2003 is included herein as Document 1.

AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

The audited consolidated financial statements of the Company, including the report of the auditors with respect thereto, included herein as Document 2.

For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see the Supplementary Information Reconciliation with United States Generally Accepted Accounting Principles included herein as Document 3.

Management’s Discussion and Analysis

The Company’s management’s discussion and analysis (“MD&A”) is included herein as Document 4.

DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this report, the Company carried out an evaluation, under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures pursuant to Rule 13a-15 of the United States Securities Exchange Act of 1934 (“Exchange Act”). Based upon that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the period covered by this Annual Report on Form 40-F, no changes occurred in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

CODE OF ETHICS FOR CHIEF EXECUTIVE OFFICER, CHIEF FINANCIAL OFFICER
AND CONTROLLER

The Company has adopted a Code of Ethics applicable to its Chief Executive Officer, Chief Financial Officer and Controller and other employees of the Company. A copy of the Company’s Code of Ethics for Chief Executive Officer, Chief Financial Officer and Controller is attached hereto as Exhibit 99.1 and available in print to any shareholder who requests it.

All amendments to the code, and all waivers of the code with respect to any of the officers covered by it, will be posted on the Company’s web site, submitted on Form 6-K and provided in print to any shareholder who requests them. The Company’s website is located at www.miramarmining.com.

CORPORATE GOVERNANCE GUIDELINES

The Company’s corporate governance practices are set forth on page 10 of the Company’s Management Information Circular dated April 14, 2004 (submitted to the SEC on Form 6-K on May 17, 2004) prepared in compliance with the rules of The Toronto Stock Exchange and available in print to any shareholder who requests them.

The terms of reference of each of the Audit and Corporate Governance Committee and the Compensation Committee of the Company are described in the Company’s Management Information Circular dated April 14, 2004 and available in print to any shareholder who provides the Company with a written request.

AUDIT COMMITTEE

The Company’s Board of Directors has a separately-designated standing Audit Committee for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the Company’s annual financial statements. As at the review of the audited consolidated financial statements of the Company for the year ended December 31, 2003 and as at the date of this Annual Report, the following individuals comprise the entire membership of the Company’s Audit Committee, which have been established in accordance with Section 3(a)(58)(A) of the Exchange Act:

Lawrence Bell Peter Nixon Christopher J. Pollard William E. Stanley

Independence

The Company has adopted the criteria for director independence and unrelatedness for members of its audit committee that are consistent with the criteria prescribed by the Sarbanes-Oxley Act of 2002, and the rules and requirements of the Toronto Stock Exchange and the American Stock Exchange. Each member of the Company’s audit committee satisfies the criteria for director independence as currently in effect under the rules and regulations of the Toronto Stock Exchange and the American Stock Exchange.

Audit Committee Financial Expert

The Company’s Board of Directors has been determined that Lawrence Bell satisfies the requirements of an audit committee financial expert criteria prescribed by the Securities and Exchange Commission and has designated him as an audit committee financial expert for the Audit Committee. The aforementioned director has also been determined by the Company’s Board of Directors to be independent within the criteria referred to above under the subheading “Audit Committee — Independence”.

AUDIT COMMITTEE CHARTER

The Company’s Audit and Risk Management Committee Charter is attached hereto as Exhibit 99.2 and available in print to any shareholder who requests it.

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

The table setting forth the Company’s fees paid to its independent auditor, KPMG LLP for the years ended December 31, 2003 and December 31, 2002 are set forth below:

	Years ended December 31

	2003	2002

Audit:	$126,830	$232,150
Audit Related:	$ 10,550	$ 8,695
Tax	$122,515	$107,550
All Other Fees	0	0

Total	$259,895	$348,395

“Audit Fees” are the aggregate fees billed by KPMG LLP for the audit of the Company’s consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

“Audit-Related Fees” are fees charged by KPMG LLP for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit Fees.” This category comprises fees billed for independent accountant review of the interim financial statement’s and Management Discussion and Analysis, as well as advisory services associated with the Company’s financial reporting.

“Tax Fees” are fees for professional services rendered by KPMG LLP for tax compliance, tax advice on actual or contemplated transactions.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITORS

The Audit Committee pre-approves all audit services to be provided to the Company by its independent auditors. The Audit Committee’s policy regarding the pre-approval of non-audit services to be provided to the Company by its independent auditors is that all such services shall be pre-approved by the Audit Committee. Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off balance sheet arrangements other than the pension obligations which are described in note 12 of the consolidated financial statements and certain financial instruments described in note 15 of the consolidated financial statements.

TABLE OF CONTRACTUAL COMMITMENTS

The following table lists as of December 31, 2003 information with respect to the Company’s known contractual obligations, in thousands of Canadian dollars.

Contractual Obligations	Total	2004	2005	2006	2007	Thereafter
Office Lease	$ 1,865	$ 219	$ 228	$ 228	$ 236	$ 954
Oxygen purchase	2,580	780	780	1,020	--	--
Deferred retirement benefits	84	84
Site reclamation and closure	9,447	1,453	722	2,437	1,407	3,427
Total	$12,570	$2,528	$3,120	$3,064	$1,211	$2,647

For additional information related to the Company’s obligations and commitments see note 16 in the Company’s audited consolidated financial statements (Document 2).

AMEX CORPORATE GOVERNANCE

The Company’s common shares are listed on The American Stock Exchange (“AMEX”). Section 110 of the AMEX company guide permits AMEX to consider the laws, customs and practices of foreign issuers in relaxing certain AMEX listing criteria, and to grant exemptions from AMEX listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to AMEX standards is as follows:

Shareholder Meeting Quorum Requirement: The AMEX minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock. In addition, a company listed on AMEX is required to state its quorum requirement in its bylaws. The Company’s quorum requirement is set forth in its Memorandum and Articles. A quorum for a meeting of members of the Company is two persons present and being, or representing by proxy, members holding not less than 5% of the issued shares entitled to be voted at such meeting.

Proxy Delivery Requirement: AMEX requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the 1934 Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the

Securities Exchange Act of 1934, as amended. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

The foregoing are consistent with the laws, customs and practices in Canada and the requirements of the Toronto Stock Exchange.

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

Consent to Service of Process

The Company filed an Appointment of Agent for Service of Process and Undertaking on Form F-X signed by the Company and its agent for service of process on May 20, 2003 with respect to the class of securities in relation to which the obligation to file this annual report arises, which Form F-X is incorporated herein by reference.

DOCUMENTS FILED AS PART OF THIS REPORT

1.	Annual Information Form of the Registrant for the year ended December 31, 2003

2.	The following audited consolidated financial statements of the Registrant, are exhibits to and form a part of this Annual Report:

Auditors' Report on Consolidated Financial Statements

Consolidated Balance Sheets as of December 31, 2003 and 2002;

Consolidated Statements of Operations and Deficit for the years ended December 31, 2003 and 2002;

Consolidated Statements of Cash Flows for the years ended December 31, 2003 and 2002;

Notes to Consolidated Financial Statements.

3.	Supplementary Information Reconciliation with United States Generally Accepted Accounting Principles, including Auditors' Report thereon

4.	Management Discussion and Analysis of Financial Conditions and Results of Operations

EXHIBITS

99.1	Code of Conduct for Chief Executive Officer and Senior Accounting Officers

99.2	Audit and Risk Management Committee Charter

99.3	Certifications by the Chief Executive Officer of the Company pursuant to Rule 13a-14(a) of the Exchange Act, as adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.4	Certifications by the Chief Financial Officer of the Company pursuant to Rule 13a-14(a) of the Exchange Act, as adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.6	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Consent of KPMG LLP

99.8	Consent of George Friesen, P.Eng., Chief Engineer, Giant Mine

99.10	Consent of John Wakeford, P.Geo, Vice President Exploration of the Corporation

99.12	Consent of SRK

99.13	Consent of Watts Griffiths and McQuat

99.14	Consent of Stephen Juras

99.15	Consent of George Wahl

Signatures

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant

MIRAMAR MINING CORPORATION

By  /s/ David Long
      David Long, Corporate Secretary

Date:  May 19, 2004

1.  ANNUAL INFORMATION FORM OF MIRAMAR MINING CORPORATION

                           MIRAMAR MINING CORPORATION
                        Suite 300 - 889 Harbourside Drive
                        North Vancouver, British Columbia
                                 Canada V7P 3S1
                     Website Address: www.miramarmining.com

                             ANNUAL INFORMATION FORM
                                      "AIF"

                      FOR THE YEAR ENDED DECEMBER 31, 2003

                                  May 18, 2004

                                       1.

                                TABLE OF CONTENTS
Description                                                                 Page

Preliminary Notes

Incorporation of MD&A

Incorporated  by  reference  in  this  AIF are  the  Corporation's  consolidated financial statements and management's discussion and analysis ("MD&A") which are included in the  Corporation's  2003  Annual  Report at pages 14 to 31 and which have been filed with Canadian securities regulatory  authorities.  All financial information  in this AIF is  prepared  in  accordance  with  Canadian  generally accepted accounting principles ("GAAP").

Date of Information

All information in this AIF is as of May 18, 2004 unless otherwise indicated.

Forward Looking Statements

Certain  statements in this AIF and in the  information  incorporated  herein by reference  constitute  "forward  looking  statements"  within the meaning of the
United States Private  Securities  Litigation  Reform Act of 1995.  Such forward looking  statements  include  estimates of future gold  production  for specific operations,  estimated  future  production  costs,  exploration  and development expenditures and other expenses for specific operations and statements as to the projected  development of certain ore deposits,  including  estimates of capital costs,  expected production  commencement dates and anticipated rates of return.
Such forward looking  statements are subject to risks,  uncertainties  and other factors  which  could  cause  actual  results to differ  materially  from future results  expressed  or  implied by such  forward  looking  statements.  Specific reference is made to "Risk  Factors" and the MD&A  incorporated  by reference in this AIF for a  discussion  of the  source  of the  factors  underlying  forward looking statements.

Resource and Reserve Estimates

All  resource and reserve  estimates  contained  in this AIF are  calculated  in accordance with National Instrument 43-101,  Standards of Disclosure for Mineral
Projects  ("NI  43-101") and the Canadian  Institute of Mining,  Metallurgy  and
Petroleum,  as the CIM Standards on Mineral  Resources and Reserves  Definitions
and Guidelines adopted by CIM Council on August 20, 2000. These standards differ from the requirements of the United States  Securities and Exchange  Commission.
Accordingly,  resource and reserve information in this AIF may not be comparable to similar information reported by United States companies.

The terms  "Resource(s)"  does not equate to "reserves"  and normally may not be included in documents filed with the Securities and Exchange Commission.

                                       2.

Currency and Exchange Rates

All  dollar  amounts  in this  AIF are  expressed  in  Canadian  dollars  unless otherwise  indicated.  The revenue of the Corporation is derived  primarily from the sale of  gold,  which  is  denominated  in U.S.  dollars.  The noon  rate of exchange on May 17, 2004 as reported by the Bank of Canada for the conversion of
Canadian  dollars into U.S.  dollars was CDN$1.3912 = U.S.  $1.00;  (Cdn.$1.00 =
US$0.7188).  The  following  table sets forth (i) the rate of  exchange  for the
Canadian dollar,  expressed in U.S. dollars, in effect at the end of the periods indicated,  (ii) the average exchange rates on the last day of each month during such  periods,  and (iii) the high and low exchange  rates during such  periods, each based on the noon rate of  exchange  as  reported by the Bank of Canada for conversion of Canadian dollars into U.S. dollars.

                             Year ended December 31
------------------------------------------------------------------
                                 2003         2002         2001
-------------------------------- ----------------------------------
Rate at end of period            $0.7713      $0.6339      $0.6278
-------------------------------- ----------------------------------
Average rate for last day        $0.7749      $0.6374      $0.6458
-------------------------------- ----------------------------------
High for period                  $0.7710      $0.6618      $0.6711
-------------------------------- ----------------------------------
Low for period                   $0.7789      $0.6199      $0.6230
-------------------------------- ----------------------------------

Metric Equivalents

The following table sets forth the factors for converting imperial  measurements into metric equivalents:

------------------------------------------------------------------
To convert from Imperial       To Metric             Multiply by:
------------------------------------------------------------------
Acres                          Hectares              0.404686
------------------------------------------------------------------
Feet                           Meters                0.304800
------------------------------------------------------------------
Miles                          Kilometres            1.609344
------------------------------------------------------------------
Tons                           Tonnes                0.907185
------------------------------------------------------------------
Ounces (troy)/Ton              Grams/Tonne           34.285700
------------------------------------------------------------------

                                       3.

Glossary of Terms

The following is a glossary of technical terms that appear in this AIF:

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

Feasibility study   A comprehensive  study of a deposit in which all geological, engineering,  operating, economic and other relevant factors are considered in sufficient detail that it could reasonably serve  as the  basis  for a final  decision  by a  financial institution  to finance the  development  of the deposit for mineral production.

Grade               The weight of precious metals in each tonne of ore.

g/t; g Au/t         Grams per metric tonne; grams of gold per metric tonne.

                                       4.

Indicated Mineral   An  'Indicated  Mineral  Resource' is that part of a Mineral
Resource            Resource for which  quantity,  grade or quality,  densities, shape and physical characteristics,  can be estimated with a level of  confidence  sufficient  to allow  the  appropriate application of technical and economic parameters, to support mine planning and  evaluation  of the economic  viability of the deposit.  The estimate is based on detailed and reliable
                    exploration  and  testing   information   gathered   through
                    appropriate  techniques  from  locations  such as  outcrops, trenches,  pits,  workings  and drill  holes that are spaced closely  enough for  geological  and grade  continuity to be reasonably assumed.

Inferred Mineral    An  'Inferred  Mineral  Resource'  is that part of a Mineral
Resource            Resource  for which  quantity  and grade or  quality  can be estimated  on the basis of  geological  evidence and limited
                    sampling  and   reasonably   assumed,   but  not   verified,
                    geological  and grade  continuity.  The estimate is based on
                    limited    information   and   sampling   gathered   through
                    appropriate  techniques  from  locations  such as  outcrops, trenches, pits, workings and drill holes.

Measured Mineral    A  'Measured  Mineral  Resource'  is that  part of a Mineral
Resource            Resource for which  quantity,  grade or quality,  densities, shape, physical characteristics are so well established that they can be estimated  with  confidence  sufficient to allow
                    the  appropriate   application  of  technical  and  economic
                    parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable  exploration,  sampling and testing information  gathered  through  appropriate  techniques from locations  such as outcrops,  trenches,  pits,  workings and drill holes that are spaced  closely  enough to confirm both geological and grade continuity.

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

Mineral reserve     A Mineral  Reserve is the  economically  mineable  part of a
                    Measured or Indicated  Mineral  Resource  demonstrated by at least a Preliminary Feasibility Study.

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

Mineralization,     A mineralized  body which has been intersected by sufficient
mineralized         closely  spaced  drill  holes  and/or  sampling  to  support
material,           sufficient  tonnage and average grade of metal(s) to warrant
mineralized         further  exploration-development  work.  A deposit  does not
deposit, or         qualify as a  commercially  mineable  ore body until a final
deposit             and comprehensive economic, technical, and legal feasibility study based upon the test results is concluded  and supports
                    Proven/Probable Mineral Reserves.

                                       5.

Net profits         A royalty  payment  made by a producer of metals  based on a
royalty             percentage of revenue from production, less deduction of the costs of  production,  including  exploration,  capital  and operating costs.

Net smelter return  A royalty  payment  made by a  producer  of metals  based on
royalty/NSR         gross metal production from the property,  less deduction of
royalty             certain   limited  costs   including   smelting,   refining,
                    transportation and insurance costs.

Ore                 A metal or mineral or a  combination  of these of sufficient value as to quality and  quantity to enable it to be legally mined at a profit.

Ounces/oz           Troy ounces.

Oz/ton              Troy ounces per short ton.

Preliminary         A  Study  that  includes  adequate  information  on  mining,
Feasibility Study   processing,  metallurgical,  economic,  and  other  relevant factors that  demonstrate,  at the time of  reporting,  that economic extraction can be justified.

Probably Mineral    A 'Probable  Mineral Reserve' is the  economically  mineable
Reserve             part of an Indicated,  and in some  circumstances a Measured
                    Mineral  Resource  demonstrated  by at  least a  Preliminary
                    Feasibility   Study.   This  Study  must  include   adequate
                    information on mining, processing, metallurgical,  economic, and other relevant factors that demonstrate,  at the time of reporting, that economic extraction can be justified.

Proven Mineral      Mineral   Reserve  A  'Proven   Mineral   Reserve'   is  the
Reserve             economically  mineable part of a Measured  Mineral  Resource demonstrated by at least a Preliminary Feasibility Study.

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

Sulphide Ore        Ore containing a significant quantity of sulphide minerals.

Tailings            The material  that  remains  after all metals or minerals of economic interest have been removed from ore during milling.

Ton                 Short ton (2,000 pounds).

Tonne               Metric tonne (1,000 kilograms/2204 pounds).

                                       6.

                               Corporate Structure

Miramar  Mining  Corporation  was  incorporated  with  the name  Miramar  Energy
Corporation under the Company Act (British  Columbia) by memorandum and articles of  incorporation  dated January 11, 1983. The memorandum of the Corporation was amended on July 17,  1989 to change  the  Corporation's  name to Miramar  Mining
Corporation,  on May 24, 1991 to increase the authorized capital from 20,000,000 to  100,000,000  shares  without par value and on August 4, 1994 to increase the authorized  capital from  100,000,000  to  500,000,000  shares without par value
("Common Shares").

The  registered  office of the  Corporation  is at 2300 - 1055  Dunsmuir  Street
Vancouver,  British  Columbia,  V7X 1J1 and its  principal  executive  office is located at 300 - 889 Harbourside  Drive,  North Vancouver,  British Columbia V7P
3S1.

     The following table sets forth the name of each material  subsidiary of the
Corporation,  the jurisdiction of its  incorporation  and the direct or indirect percentage ownership by the Corporation in such subsidiary.

                                    JURISDICTION OF         PERCENTAGE OWNERSHIP
NAME OF SUBSIDIARY                  INCORPORATION
--------------------------------------------------------------------------------
Miramar Hope Bay Ltd.               Northwest Territories        100%
Miramar Con Mine Ltd.               Ontario                      100%
Miramar Giant Mine Ltd.             British Columbia             100%
Miramar Bathurst Resources Ltd.     Nunavut                      100%

Where the context requires,  the term "Corporation" includes the subsidiaries of the Corporation.

                       General Development of the Business

The Corporation,  together with its  subsidiaries,  is engaged in the mining and processing  of gold  ore and  the  exploration  for,  and  the  acquisition  and development of, gold bearing mineral properties. Miramar's business is presently focused in northern Canada in the Northwest Territories and Nunavut.

The Corporation,  through Miramar Hope Bay Ltd. ("MHBL"),  owns 100% of the Hope
Bay  Project,  a gold  exploration  project  located  in  Nunavut,  Canada.  The
Corporation  acquired a 50%  interest in the Hope Bay  Project in December  1999 from Hope Bay Gold  Corporation  Inc.  ("Hope Bay Gold").  In May 2002, Hope Bay
Gold became a wholly owned  subsidiary  of the  Corporation.  In December  2003, ownership of the Hope Bay Project was consolidated into MHBL.

The  Corporation,  through  Miramar  Giant Mine Ltd.  ("Giant  Ltd."),  owns and operates the Giant Mine,  acquired in December 1999 and located  adjacent to the
Con Mine. The Corporation acquired the Giant Mine in December 1999.

The Corporation, through Miramar Bathurst Resources Ltd. ("MBRL"), has an option from Kinross Gold  Corporation  ("Kinross") to earn a 60% joint venture interest in the Back River Project including George and Goose Lakes,  located in Nunavut,
Canada.  In order to earn the  interest,  MBRL  must (i) spend  $10  million  on exploration  expenditures on the properties by August 31, 2005, and (ii) spend a cumulative $25 million on exploration  expenditures  by August 31, 2006. If MRBL has not  spent a  cumulative  $25  million  by August  31,  2006 but has spent a cumulative  $15  million  by that  date,  MRBL may elect to extend the option by spending a  cumulative  $28  million by August 31,  2008.  If MBRL earns its 60%

                                       7.

interest,  MBRL and Kinross will fund further work proportionally.  Kinross will have the right to increase its interest to 50% after completion of a feasibility study on any of the  properties  by paying to MRBL two  times  MRBL's  aggregate exploration  costs which relate to the  additional  interest  being  acquired by
Kinross.

The Corporation owns 40.21% of Sherwood Mining  Corporation,  which owns mineral rights in the  territory  of Nunavut,  Canada.  The  Corporation  has granted to
Sherwood an option to earn a 60%  interest  on the Chicago and Hecla  properties located in Nunavut, Canada.

The Corporation,  through Miramar Con Mine Ltd. ("Con Ltd."), owns the Con Mine, an  underground  gold mine  located  near  Yellowknife,  Northwest  Territories,
Canada.  The Con Mine recovered  62,166 ounces of gold in 2003 and 91,235 ounces of gold in  2002.  Underground  mining  operations  at the Con  Mine  ceased  in
November 2003;  milling  operations  continue to process ore from Giant Mine and metallurgical residues (arsenic waste) from the Con Mine.

The Con and Giant Mines produced and shipped approximately 84,269 ounces of gold in 2003 and 115,134 ounces of gold in 2002.

                           Description of the Business

Con Mine

The Con Mine is owned by Con Ltd., a wholly owned subsidiary of the Corporation.
The Con Mine  operated  from 1938 (it was on care and  maintenance  from 1941 to
1945 and was closed  during  most of 1998 and part of 1999 as a result of strike action by the hourly  workers) until November 2003 when mining  terminated.  The
Con Mine was operated from 1986 to present by Con Ltd. (or its predecessor Nerco
Con Mine, Ltd.). Con Ltd. was acquired by the Corporation in 1993.

On August 8, 2000, Con Ltd.  received a renewal of the water licence (the "Water
Licence")  for the Con Mine issued under the Northwest  Territories  Waters Act.
The Water Licence expires on July 29, 2006. As a condition of the Water Licence,
Con Ltd.  maintains a security deposit for the cost of future reclamation of the
Con Mine as required by the  Mackenzie  Valley Land and Water Board ("LW Board")
and in a form  acceptable  to the  Canadian  Department  of Indian  Affairs  and
Northern Development  ("DIAND").  The Water Licence required initial security in
2000 of $1.5 million and  increases to the security  deposit of $1.5 million per year until a total of $9 million is on  deposit.  Con Ltd.  provided a letter of credit for the first $1.5  million in 2000 and the  balance of the  requirements have been satisfied through the transaction described below.

On April 4, 2003 Con Ltd.  sold the  Bluefish  Power Plant  ("Bluefish")  to the
Northwest  Territories  Power  Corporation  ("NTPC") for a purchase price of $10 million  payable on December 31, 2004 (the  "Bluefish  Proceeds").  The purchase price is evidenced by a non-interest  bearing promissory note issued by the NTPC
(the  "Bluefish  Note") in the principal  amount of $10 million.  To satisfy the security  requirements  under  the  Water  Licence,  on April  4,  2003 Con Ltd.
assigned the Bluefish Proceeds,  including the Bluefish Note to DIAND. DIAND may elect to receive early payment of the Bluefish Proceeds at a discounted rate. On
April 4, 2003, Con Ltd. also entered into a Reclamation  Security Agreement with
DIAND in which Con Ltd.  agreed to establish by December 31, 2004 a  reclamation security  trust (the "First Con Mine Trust") to hold the Bluefish  Proceeds.  On receipt of the Bluefish  Proceeds,  DIAND will deposit the Bluefish  Proceeds to the First Con Mine Trust. The First Con Mine Trust will be available to fund the reclamation  of  the  Con  Mine  if Con  Ltd.  does  not  meet  its  reclamation obligations with respect to environmental compliance, reclamation,  post-closure control  measures,  monitoring and ongoing  maintenance and adaptive  management programs  for  environmental  impacts in  connection  with the  operation of and

                                       8.

closure of operations at the Con Mine under the Northwest Territories Waters Act and the Water Licence.

In connection with the Bluefish sale, the Corporation and Con Ltd.  granted to a former  owner of the Con Mine an  indemnity  with respect to any cost related to the potential environmental liabilities associated with the operation of the Con
Mine. In addition,  Con Ltd. agreed to establish a second  reclamation  security trust (the "Second Con Mine Trust") to fund any reclamation of the Con Mine site not funded by the First Con Mine Trust. Con Ltd. agreed to deposit to the Second
Con  Mine  Trust  the  remainder  of the  Bluefish  Proceeds  (if not all of the
Bluefish  Proceeds  are  deposited by DIAND to the First Con Mine Trust) and all proceeds  of sale of the  assets of the Con Mine (net of Con  Ltd.'s  reasonable costs of sale).

Currently  the Con Mine milling  facility  processes ore from the Giant Mine and metallurgical residues from previous operations at the Con Mine. Giant Mine ores are subjected to flotation to separate the  gold-bearing  sulphide  minerals for treatment in an autoclave  located in the mill.  Concentrates  undergo  pressure oxidation in the autoclave to facilitate dissolution of the gold in the presence of weak cyanide solutions.  Gold in solution is separated from the spent ores by means of filtration and is recovered from solution in a  Merrill-Crowe  facility which uses zinc to precipitate the gold. The gold bearing precipitate is sent to the  refinery  for final  processing  into dore.  The spent ores or tailings are deposited in a tailings impoundment adjacent to the mill site.

An autoclave  facility was constructed and commenced  operation during late 1992 to  process  refractory  ores and  gold-bearing  arsenic  sludge  from  historic roasting  operations.  These metallurgical  residues have been stored on site in ponds and have average grades estimated  between 0.35 to 0.50 ounces of gold per ton.  The  autoclave  facility  can  operate at a rate of 90 tons per day of ore concentrate.  Operation  of  the  autoclave  to  process  the  arsenical  sludge eliminates a potential  environmental liability at the site, rendering the toxic chemical  arsenic  trioxide  as a stable and  environmentally  benign  chemical, ferric arsenate.  The autoclave has been processing  arsenical  sludges from the
Con Mine property since March 2000.

The Con Mine  operated  until  November  2003.  The  following  table sets forth certain information  relating to production from the Con Mine during the periods indicated:

CON MINE                   2003      2002        2001         2000       1999
------------------------------------------------------------------------------
Tons milled                193,753   279,638     298,455      300,516    119,347
Grade (ounces per ton)     0.330     0.375       0.377        0.378      0.349

Production                 56,700    95,512      100,992      101,670    38,938
(recoverable ounces)
Recovery                   88.8%     91.0%       89.8%        89.5%      93.5%
ARSENIC WASTE
Tons processed             11,904    5,307       9,187        3,260      -
Grade (ounces per ton)     0.350     0.548       0.470        0.457      -
Production                 3,300     2,524       3,806        1,210      -
(recoverable ounces)
Recovery                   79.1%     86.8%       88.1%        81.1%      -

                                       9.

Environmental Matters

The Con Mine is subject to environmental  legislation  regulating water, air and land.  The mine's  management  team is  responsible  for ensuring  environmental compliance.  The mine has an environmental laboratory which maintains up-to-date certification  to ensure  environmental  compliance  including health and safety monitoring.  Mine  management  monitors  environmental  issues as they arise and supervises steps to remedy any concerns.

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

As required under the Water  Licence,  Con Ltd.  filed a draft  abandonment  and restoration plan in 2001 and a revised  abandonment and restoration plan (the "A
&  R Plan")  with the LW Board in March  2003.  The LW Board  established  a working  group with  representatives  from  Environment  Canada,  Department  of
Fisheries and Oceans, DIAND,  Resources,  Wildlife & Economic Development of
the  Government  of  the  Northwest  Territories,   Stanton  Territorial  Health
Authority,  Ministry of Municipal and Community  Affairs,  City of  Yellowknife,
Dene Nation, North Slave Metis Alliance,  Dogrib Treaty II Council and Northwest
Territories  Chamber of Mines and a schedule for reviewing  each of the sections of the A&R Plan.  The LW Board held a public hearing in Yellowknife on April
27 and 28, 2004 to hear submissions from the public,  regulatory agencies, First
Nations and the three  levels of  government  on the A&R  Plan.  The working group will be continuing its review and the corporation  anticipates that the LW
Board will approve sections of the A&R Plan in the near future.

In November  2003,  the City of  Yellowknife  made a referral  to the  Mackenzie
Valley  Environmental  Impact Review Board ("EIR Board") requesting that the EIR
Board  conduct an  environmental  assessment of the A&R Plan pursuant to the
Mackenzie Valley Resource  Management Act ("MVRMA").  The EIR Board decided that it was not required to conduct an assessment  under the MVRMA.  The City made an application  to the Supreme  Court of the Northwest  Territories  on January 21,
2004 for  judicial  review of the EIR  Board's  decision.  Con Ltd.  was granted status as a respondent  in this  action.  The hearing is set for June 28 and 29,
2004.

The  autoclave  is used to  reprocess  arsenic  waste  left from  prior  roaster operations at the Con Mine. These materials are readily recoverable from surface storage  impoundments  and are  estimated  to contain  an average  grade of 0.47 oz/ton gold, of which more than 80% is recovered  during the pressure  oxidation and  leach  processes.  Reprocessing  of these  materials  in  conjunction  with sulphide  concentrates  from the flotation circuit will stabilize the arsenic in an  environmentally  benign  form  of  ferric  arsenate,  effectively  providing permanent  remediation of these materials.  Reprocessing  should be completed by the end of 2004. Once all mining and processing activities are terminated at the site, all other outstanding reclamation will be commenced as part of the current closure plan,  with physical site  remediation  to be completed  over a three to four year  period.  It has been  estimated  that  ongoing  water  treatment  and monitoring  of the site by Con Ltd.  will  continue  for up to 20  years.  These activities are projected to be minimal.

                                      10.

The goal of Con Mine Ltd.  is to be in full  compliance  with all  environmental laws  applicable  in the  Northwest  Territories.  However,  this is not  always possible and charges were laid against Con Ltd. under the Northwest  Territories
Waters Act with respect to alleged  non-compliance  events in 2001 and 2002. The outcome of these  charges was that Con Ltd.  was fined  $10,000 and  contributed
$80,000 to a fund established by Environment Canada for non-compliance  with the
Water  Licence in  connection  with the  discharge of effluent  above  permitted levels over a weekend in 2002 and failing to  immediately  pump out seepage pits adjacent to a tailings dam.

Giant Mine

The  property on which the Giant Mine is situated  consists of 32 mining  leases covering  3,050 acres and one surface lease  covering 2,243 acres located in the
City of Yellowknife (adjacent to the Con Mine). The mining leases are each valid for a 21 year term, expire at various times and can be extended.

Giant Ltd.  acquired the Giant Mine,  including  its mineral  assets,  plant and equipment,  from DIAND for nominal cash  consideration and a payment of $425,000 for parts and materials inventories.  The payment was placed into the Giant Mine
Reclamation  Security  Trust  ("RST"),  a trust  established to fund the cost of environmental  reclamation  relating to the prior operation of the mine. The RST will also receive  payments from a net proceeds  royalty on ores  processed from the Giant Mine under certain circumstances. The agreement between Giant Ltd. and
DIAND provides that DIAND will indemnify the Corporation from all  environmental liabilities  related to the operation of the Giant Mine prior to the acquisition of the mine by Giant Ltd.

The  Giant  Mine  paid  property  taxes to the City of  Yellowknife  in 2000 and
2001.One  third of the assessed  taxes were used to purchase  certain lands from
Giant Ltd. that have no mining value and one-third was reimbursed by each of the
Government of the Northwest Territories and DIAND as an  exploration/development grant for the Giant and Con Mines.

Giant Ltd.  started  mining at the Giant Mine in the first quarter of 2000.  The combined  cash costs at the Con Mine and the Giant Mine were US$368 per ounce in
2003 and US$246 per ounce in 2002.  All ore was  processed at the Con Mine mill.
The following table sets forth certain  information  relating to production from the Giant Mine during the periods indicated:

    ----------------------------------------------------------------
            GIANT MINE                  2003               2002
    ----------------------------------------------------------------
            Tons Milled                73,508             71,536
    ----------------------------------------------------------------
      Grade (ounces per ton)            0.353             0.379
    ----------------------------------------------------------------
      Production (recoverable          22,103             23,899
              ounces)
    ----------------------------------------------------------------
             Recovery                   85.3%             88.1%
    ----------------------------------------------------------------

The agreement  between Giant Ltd. and DIAND provided that Giant Ltd. could elect to transfer the mine back to DIAND after operating the mine for two years. Giant
Ltd.  notified DIAND that it would return the Giant Mine effective  December 14,
2001;  however,  an  agreement  was  reached  with  DIAND to amend the  existing agreement  to  continue  Giant  Ltd.'s  operation  of the mine.  Pursuant to the amended agreement,  DIAND currently funds  environmental  compliance and holding costs at the Giant Mine, estimated at $300,000 per month, beginning December 15,
2001 throughout the period of extended  operations.  These costs were previously borne by Giant Ltd. The indemnity against environmental liability was unaffected by the amendment to the original agreement.

                                      11.

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

History

During the first 25 years of mine life,  gold  production  averaged in excess of
150,000 ounces per year and the mill head grade was in excess of 20.6 g/t Au. At the end of this period, most of the major ore blocks had been mined out from the underground.  Mining of remnant and lower grade blocks began and resulted in the head  grade  dropping  below  10.3 g/t Au.  In  1974,  mining  of the open  pits commenced  and had a negative  affect on the head  grade.  By the late 1980s the pits were exhausted and mining again was primarily focused underground.

Most of the main ore stopes  underground that had been mined by conventional cut and fill were  exhausted  by the end of the  1970s.  The mine  entered a remnant recovery  phase that has continued to the present.  This recovery phase involves mining  smaller  satellite  ore  lenses  around  the old  mined out cut and fill stopes.

In November 1990,  Royal Oak Resources  Limited  acquired  control of the Pamour group of companies which owned the Giant Mine properties and amalgamated all the properties into one company, Royal Oak Mines Incorporated, ("Royal Oak") in July
1991.  Royal Oak went into  receivership in 1999 and in the same year Giant Ltd.
acquired the Giant Mine from DIAND.

Mining facilities

The Giant Mine operates as an underground mine with access provided by two large service  raises,  five  declines  and  the "C"  shaft,  which  is the  principal operating  opening for hoisting and extends to a depth of 2,124 feet.  Mining is by conventional  underground mining techniques such as cut and fill. The mine is mechanized with jumbo drills and 3-1/2 yard scoop trams.  The mine operates on a five day a week  schedule.  The power  source  for the Giant  Mine is  Northwest
Territories  Power Corp. The main  infrastructure  of the Giant Mine has been in place since 1946.

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

The Giant Mine ore bodies are bounded to the south by the West Bay Fault, to the north by the Akaitcho Fault,  and to the east by the angular  unconformity  with the sediments  along the  Yellowknife  Bay  shoreline.  The general trend of the
Giant ore body is north-south in the A shaft area between the West Bay Fault and

                                      12.

the Townsite Fault, and is  approximately  N30E north of the Townsite Fault. The dip of the  alteration  zone is generally  to the east,  but the angle is highly variable.  The  alteration  zone that hosts the Giant Mine ore bodies  continues north to the Akaitcho Fault on this trend.  The alteration zone is characterized by chloritic  and/or  sericitic  alteration of the country rocks. The alteration zones may appear massive, or weakly to strongly foliated.

Where the zones are strongly foliated, they have been referred to in the past as shear  zones.  The major ore bodies  have  generally  been  located in  sericite schist, but the intensity of alteration and schistosity varies widely. Large ore lenses have been found in weakly to  moderately  foliated,  chlorite-to-chlorite sericite  altered zones.  The  alteration  zones (and the ore zones within) have been complexly folded. The foliation or schistosity  (shearing)  observed in the mine is related to the D2 deformation.  Mineralization  in the south and central portions  of the mine is  generally  recognizable  as  quartz-carbonate-sericite schist  with  disseminated  sulphide  mineralization,  bounded  by  sericite  to chlorite  schist.  In the northern  portion of the mine,  gold is located within generally  narrow,  shallow dipping zones chlorite to sericite  altered zones in relatively  narrow (1 to 5 m wide)  composite  quartz  carbonate  veins that are often folded or boudined.  An unfoliated intense sericite  alteration zone hosts sections of the Supercrest ore zone between the 750 Level and the 1100 Level.

Employees

The mine currently operates with an employee base of approximately 77 employees, of whom 59 are members of the Canadian Auto Workers Union.  The union  employees are subject to the terms of a new collective bargaining agreement which provides for wage  increases  of 8%, 4% and 3% plus other  benefits  over the three years including six months notice of a shutdown, until the contract expires in 2005.

Mineral Reserves

The  following  table  sets forth the  estimated  proven  and  probable  mineral reserves  for the  Supercrest  and the 3rd Level  areas at the Giant  Mine as at
December 31, 2003 and  December  31,  2002.  The 3rd level area was added to the reserves in 2003,  following  development  of a detailed  mine plan and economic analysis for the area. The estimates include  allowances for dilution and mining losses, but not for losses in processing.  The estimates were prepared by George
Friesen,  P. Eng.  Chief  Engineer of the Giant Mine who is a  qualified  person within the meaning of NI 43-101.

December 31, 2003              Tons           Gold Grade             Gold
                                              (oz/ton)               (ounces)
Proven Mineral Reserves         21,774        0.398                   8,671
Probable Mineral Reserves      128,281        0.340                  34,672
Total                          150,055        0.349                  52,343

December 31, 2002
Proven Mineral Reserves         22,139        0.386                   8,536
Probable Mineral Reserves       79,772        0.318                  25,363
Total                          101,911        0.333                  33,899

1.   Proven and probable mineral reserves were determined by the use of mapping, drilling,  sampling,  assaying and evaluation  methods generally applied in the mining  industry.  Proven and probable mineral reserves were calculated using different  cut-off grades  depending on the deposit's  properties and based on the mine plan for the deposit.

                                      13.

2.   Mineral  Reserves as at December  31, 2003 and  December 31, 2002 have been
     estimated   assuming   a  gold  price  of  US$388  and  US$308  per  ounce,
     respectively,  and have been  restricted to material  which can be accessed without significant development expense. The increase in reserves from 2002 to 2003 was  largely  the result of using a higher  gold price to  estimate reserves.

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

In addition to proven and probable  reserves,  Giant Mine has measured resources of approximately  75,000 tons grading 0.27 oz/ton for 20,000 ounces of contained gold and indicated  resources of approximately  264,000 tons grading  0.19oz/ton for 51,000 ounces of contained gold;  however the Corporation does not currently expect to recover these ounces or convert them to reserves.

Environmental Matters

Prior to Giant Ltd.'s  acquisition  of the Giant Mine, ore was processed on site using a roaster  to  oxidize  refractory  material  prior to  cyanidation.  This process generated arsenic bearing waste which is stored underground in specially excavated chambers. This material presents a potential hazard to the environment and a substantial  cost to clean up. The agreement  pursuant to which Giant Ltd.
acquired  the Giant Mine from DIAND  provides  that  DIAND  will  indemnify  the
Corporation from any environmental  liabilities arising from previous operations at the mine. In exchange for this indemnification, Giant Ltd. has agreed to work closely  with the Federal  and  Territorial  governments  to develop a long term reclamation strategy for the Giant Mine.

The goal of Giant Mine Ltd. is to be in full compliance  with all  environmental laws applicable in the Northwest Territories.

Government Regulations

Federal and Territorial  statutes,  ordinances and regulations govern operations at the Giant Mine.  Included under Northwest  Territorial  jurisdiction  are the
Apprentices   and  Tradesmen   Regulations,   the  Boiler  and  Pressure  Vessel
Regulations, Business License Fire Regulations,  Explosive Use Regulations, Fire
Prevention Act, Labour Standards  Ordinance,  the Northwest  Territories  Mining
Safety  Act,  Workers  Compensation  Act,  Public  Health  Ordinance,  Emergency
Measures Act and Environmental Protection Ordinance.  Under Federal jurisdiction are, the Fisheries  Act,  Northwest  Territories  Waters Act,  Mackenzie  Valley
Resource  Management Act,  Canadian  Environmental  Protection Act,  Territorial
Lands Act,  Transportation of Dangerous Goods Act and Canada Mining Regulations.
Failure to comply with these statutes,  ordinances and regulations may result in cease work orders and/or fines.

Hope Bay Project

On December 17, 1999 MHBL acquired from Hope Bay Gold  Corporation  Inc.  ("Hope
Bay Gold") for US$13,346,100 a 50% interest in a group of concession  agreements
(the "NTI  Concessions") and Federal mineral claims and mining leases located in
Nunavut and known as the Hope Bay Project.  The NTI  Concessions  are granted by
Nunavut Tunnagavik  Incorporated,  the corporation representing the Inuit people

                                      14.

of Nunavut,  which owns  subsurface  mineral rights in Nunavut.  The acquisition occurred  concurrently with Hope Bay Gold's  acquisition of 100% of the Hope Bay
Project from BHP Diamonds Inc. for US$18,492,340.

In  2000,  the  Corporation  and  Hope Bay  Gold  entered  into a joint  venture agreement  (the "Hope Bay JVA") to govern all work on the Hope Bay Project.  The
Hope Bay JVA created the Hope Bay Joint  Venture  which  provided  that MHBL and
Hope Bay Gold would fund  exploration work in differing  proportions  until each participant  had  incurred  the same  aggregate  amount  of  purchase  price and exploration  costs,  after which each  participant  would fund  exploration work equally.

In 2002,  the  Corporation  and Hope Bay Gold  completed a business  combination pursuant  to which  Hope  Bay Gold  became  a  wholly  owned  subsidiary  of the
Corporation.  The Corporation  issued to the shareholders of Hope Bay Gold 0.263 of a Common  Share  for each  Hope Bay Gold  common  share  held.  In total  the
Corporation  issued  approximately  39.5 million  Common shares to Hope Bay Gold shareholders  which  represented  approximately  38% of the 102.7 million Common
Shares then  outstanding.  Total  consideration  for the acquisition,  including share  consideration  and  acquisition  costs was $51.7  million.  In 2003,  the ownership of all of the Hope Bay properties was consolidated into MHBL.

Location and Access

The Hope Bay  Project is located in  Nunavut,  65km east of  Bathurst  Inlet and
685km northeast of Yellowknife.  The centre of the area lies approximately 160km above the Arctic Circle at latitude 670 30' N and longitude  1070 W. The nearest communities  are  Umingmaktok,  located  65km to the west on the  east  coast of
Bathurst  Inlet,  and Cambridge  Bay located 170  kilometres to the northeast on southern Victoria Island. The area is approximately 380km northeast of the Ekati diamond mine and has  tidewater  access.  Personnel,  supplies and equipment are flown into the site,  generally from Yellowknife using aircraft.  In the winter, air  strips  on the ice are able to  accommodate  wheeled  aircraft  as large as
Hercules to bring in equipment and supplies.  A permanent airstrip that can take
Twin Otter sized aircraft has been built at the Boston  deposit.  Except for the
Boston strip,  float equipped  aircraft must be used in the summer  months.  The
Hope  Bay  Project  area is also  accessible  by  barge  or ship to Hope Bay and
Roberts Bay on the Arctic Ocean from mid-July to the end of September.

The Hope Bay  Project  has two  camps,  the Boston  camp at Spyder  Lake for the
Boston  deposit and the Windy Lake camp for the Doris and Madrid  deposits.  The
Windy Lake camp is about 10km from Hope Bay on the Arctic Ocean.

Title

The Hope Bay project area  comprises 64 mineral  claims,  9 mining  leases and 7
Inuit Owned Lands  Exploration  Agreements.  The Hope Bay property  comprises an area of 1,078km2 and forms one continuous block that is approximately  80km long north to south by between 7 and 20km wide east to west.

Exploration History

Exploration for gold and base metal deposits in the Hope Bay Greenstone Belt was started  in 1965 by  Roberts  Mining  Company.  During  the late 1970s and early
1980s,  Noranda Exploration  Company explored the area for volcanogenic  massive sulphide ("VMS") deposits.  In 1988, Abermin  Corporation  explored the area and detected gold mineralization, which later became the Boston deposit.

                                      15.

In 1991, BHP Minerals Canada Ltd. ("BHP") assembled a contiguous block of claims covering  approximately 1,016km2 and carried out systematic exploration airborne and ground geophysical surveys,  geological mapping and prospecting,  overburden drilling  and over  177,000 m of diamond  drilling.  BHP's work  resulted in the discovery  of the  Boston,  Doris and  Madrid  deposits.  BHP also  carried  out underground  exploration  and bulk  sampling  of the Boston  deposit in 1996 and
1997. From 1991 to 1998, BHP spent  approximately $73.5 million in exploring the entire Hope Bay Greenstone  Belt. From 2000 to December 31, 2003 an aggregate of
$67.5  million  has  been  spent on  exploration  and  supplies  at the Hope Bay
Project.

Geology and Mineralization

Hope Bay is a typical Archean  greenstone  belt  comparable to the  Yellowknife,
Kirkland Lake and other such belts. The belt is comprised of mafic meta-volcanic
(mainly  meta-basalts)  and  meta-sedimentary  rocks  that are bound by  Archean granite  intrusives and gneisses.  The  greenstone  package has been affected by multiple  deformation  events and is  transected by major  north-south  trending shear  zones that appear to exert a  significant  control on the  occurrence  of mineralization,  particularly  where major  flexures are apparent and coincident with antiforms.  Similar features are the locus for major gold deposits in other
Archean greenstone gold camps (e.g. Kirkland Lake).

Three gold  deposits  have been defined on the belt to date,  which are known as
Boston, Doris and Madrid.

Boston Deposit

Gold  mineralization  at the Boston  deposit  is  present in zones of  extensive hydrothermal  alteration within a large iron-rich  carbonate altered shear zone.
Gold occurs within and around structurally  controlled  quartz-carbonate  veins.
Gold is associated with sulphide mineralization as clusters of pyrite within the vein, as well as in the wall rocks.

Two major  horizons of gold  mineralization  have been  identified at the Boston deposit,  the B-2 and B-3 zones.  Each zone extends to over 1km in length and is composed of numerous,  narrow  quartz-carbonate  veins commonly with pyrite. The veins are 5cm to 3m in width and at variable  lengths,  within a 1 m to 40m wide mineralized  zone. Gold occurs in the quartz veins as well as in the surrounding sheared and altered  volcanic rocks.  The B-2 Zone has been drill tested down to approximately  1,000m  below the surface and contains  approximately  75% of the total  resources  at  Boston.  It is  characterized  by a  series  of  parallel, en-echelon  quartz-carbonate  veins  along  the  contact  between  basaltic  and sedimentary rocks.

Much past exploration has been concentrated  along the 1km stretch of the Boston deposit area which contains the currently known  resources.  Surface drilling in
2001  extended  the  high-grade  mineralization  over 225m  south of the  Boston decline. Mineralization remains open along strike to the south and at depth.

Doris Deposit

The Doris deposit is typical of the "Archean lode" deposit style. It consists of a series of steeply dipping,  quartz veins which extend over a 4km strike length in folded and metamorphosed  pillow basalts.  The Doris veins are situated at an inferred inflexion of a subsidiary shear to the regional Hope Bay break.

The Central and  Lakeshore  veins at Doris North are the most  important  of the veins, and represent the limbs of a shallow northerly  plunging  anticline.  The
Lakeshore vein is the most  continuous and robust  structure in the Doris system and is in excess of 2,200m  long,  and varies in  thickness  from 2 to 20m.  The
Central vein is less extensive and narrower but locally very high grade.

                                      16.

These two veins  occur at the contact  between the high iron and high  magnesium tholeiites,  within a narrow envelope of intense  dolomite-sericite  alteration.
Although  they appear as separate  veins along most of their strike  length,  at their  northern end, they are one  continuous  vein,  folded around an anticline with high magnesium tholeiites at its core. The Doris Hinge mineralization which contain most of the Doris North  resources  are very high grade.  The  strongest gold grades  occur  within the  Central  vein and Hinge zone at the crest of the anticline.  Detailed in fill drilling in 2002  confirmed the  continuity of high grade mineralization along a 300m strike extent of the Hinge zone. A feasibility study was completed on the Hinge zone in January 2003.

Doris  Central lies 1.2km to the south of the Doris Hinge,  in an area where the
Lakeshore vein intersects with the Stringer zone and this intersection defines a vertically  plunging  shoot.  The  Stringer  zone is a zone of  quartz  stringer mineralization  within  a  dolomite  alteration  halo.  It  occurs  in the  same alteration  envelope that hosts a quartz vein, the C2 vein,  along strike to the north.  At Doris  Central,  the Lakeshore  vein is similar in its  appearance to
Doris North.  In the area of  intersection  of the Stringer  zone and  Lakeshore vein, mineralized widths reach up to 30m.

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

The Doris  Connector  zone lies between  Doris North and Doris Central and spans approximately  500m in strike  extent.  The 2001  drill  results  confirmed  the presence of a shallow, sub-horizontal high grade shoot within the C2 vein in the
Connector area that runs parallel to and approximately 30m east of the Lakeshore vein.  Mineralization at Doris Connector appears to be localized in the vicinity of the  intersection of the C2 vein with a steep westerly dipping shear zone, as well as in proximity to a sub-  horizontal,  post  veining,  altered mafic dyke.
Alteration is defined by  carbonate,  paragonite,  pyrite and sericite.  Gold is found  primarily at contacts  between  quartz vein and wall rock contacts and is associated with dark-coloured troumaline-pyrite septa or ribbons.

MHBL  proposes  to develop  the Doris  North  deposit as  described  below.  The majority of the  mineralization  in the Doris Central and Doris  Connector zones lies  within 100  meters of the  bottom of Doris Lake and cannot be mined  under current  mining  regulations  without a  specific  authorization  from the Mines
Inspection Branch.

Madrid Deposit

A series of four separate  mineralized zones (Naartok,  Perrin, Rand, and Suluk)
occur at Madrid, a 2km by 1.5km area at the north-eastern part of Patch Lake. It is comprised  largely of  mineralization  associated  with  interbedded  basalt, komatiitic  volcanic  flows,  gabbros  and  black  argillites.  In  early  2001, discoveries  to the west  (Naartok)  and  southeast  (Suluk) of Madrid  returned significantly  higher grade  mineralization  and led to the realization that the
Deformation  Zone, which transects the Madrid-Patch Lake area, is the locus of a significant  mineralized  trend that  includes  Naartok and Suluk as well as the previously  drilled lower grade  mineralization.  Exploration has since extended the  trace  of the  Deformation  Zone to  approximately  11km,  with  additional
mineralized   occurrences   identified  along  this  trend,  including  the  new
discoveries of mineralization in the South Suluk, Marianas and Rand Spur areas.

The Deformation Zone contains highly deformed quartz-dolomite-sericite schist or breccia and possible feldspar porphyry. It is highly altered and brecciated, and defines a steeply  dipping,  high  strain  zone over at least 20km from south of

                                      17.

Patch Lake until it reaches the Madrid Valley, where it abruptly bends nearly 90 degrees  westward  and follows  the north side of the  valley.  Each of the gold deposits and occurrences in the Madrid area has its own unique  characteristics, varying  from  vein  or  shear-hosted  to  stock  work  or  breccia-hosted  gold mineralization.  Most of the  deposits  are at or near the  hanging  wall of the
Deformation  Zone or one of several parallel  structures of splays.  Most of the deposits,  except South Patch,  consist of high grade cores  surrounded by large halos  of  lower  grade  mineralization.  The  current  exploration  program  is targeting the discovery and delineation of additional high grade  mineralization along the Deformation Zone and related  structures,  while also allowing MHBL to evaluate the  potential of the rocks along the Madrid trend to host large scale, lower grade deposits.

     Naartok Zone

The  Naartok  zone lies on the western  edge of the Madrid area in a  previously unrecognized  zone of gold  mineralization.  This zone is located in the hanging wall of the  Deformation  Zone and  characterized  by a broad zone of >1g/t gold assays.  Recent  modeling has resulted in the  definition of three north dipping mineralized  lenses  within  this broad  halo;  a thicker  one in the  immediate hanging  wall of the  Deformation  Zone and two smaller  ones  farther  into the hanging wall and to the west.

Mineralization  at Naartok occurs in a zone of multi-phase  brecciation,  quartz stock working and  silicification  on the hanging wall of the Deformation  Zone.
Better  mineralization  appears to be localized in an area where the Deformation
Zone  is  flexed,  providing  a  possible  dilation  zone  for  the  passage  of mineralizing  fluids.  Drilling to date has defined a steeply  plunging  zone of more intense  silicification  and higher-grade gold values (15-25 g/t) extending
75-150m along strike,  plunging 200+m and averaging 5-25m thick within a broader halo of lower grade alteration and mineralization.  Drilling in 2004 has further extended this mineralized trend.

     Suluk Zone

Drilling has tested an area  approximately  600m  southeast of Naartok along the
Defomation  Zone under Patch Lake where  previous  drilling  by BHP  intersected further gold  mineralization in a setting broadly similar to that of Naartok and the Perrin Bulge.  This Suluk zone  mineralization  is associated with a flex in the  Deformation  Zone and comprises four or more parallel and variable  altered and  mineralized  horizons  that dip at -80  degrees  to the west and have  been traced for 500m along strike and to depths of more than 600m below surface.

The mineralization at Suluk is similar to Naartok,  with silicification,  quartz stock  works and  pyrite  within a broader  sericite-dolomite  alteration  halo.
However,  mineralization is situated 15 to 60m east of the Deformation Zone, not adjacent to it as at Naartok.  The steeply  west-dipping zones of mineralization at  Suluk  are  included  within  an  intercalated  basalt/argillite  unit.  The ductility/rheology  contrast  between  basalt  and  argillite,  causing  brittle failure  of basalt in the  vicinity  of  argillite  layers is thought to locally control  emplacement  of  mineralization.  This  mechanism  would  explain why a majority of high grade  basalt  samples  (15g/t)  occur near the  contacts  with graphitic  argillite  units or in brecciated  basalt with a graphitic  argillite matrix.  The better gold values seem to be  associated  with higher  percentages
(5%) of fine-grained  disseminated  pyrite within the quartz  carbonate-sericite altered horizons, mostly within brecciated,  silicified and sulphidized,  mafic, volcanic rocks. Lesser amounts of gold mineralization occur in the intercalated, cherty,  graphitic argillite.  Preliminary  metallurgical testing of a sample of strongly  graphitic sediment from the Suluk deposit has identified active carbon that could  potentially  adversely affect the recovery of gold in a conventional cyanidation recovery circuit.

     Other Zones

                                      18.

Significant gold mineralization is found along the trend of the Deformation Zone outside of Naartok and Suluk,  including  South Suluk,  Patch 7, South Patch 14,
Perrin,  Marianas  and Rand Spur Zones,  each of which  differs  somewhat in the style of mineralization  but lies in close proximity to the Deformation Zone or, in the case of South  Patch  14,  within  it.  These  and  less  explored  areas associated  with the  Deformation  Zone,  remain  important  targets  for future exploration activities in the Madrid area.

Exploration

To date, exploration has targeted outcropping shear and vein hosted Archean lode gold  deposits,  such as those  discovered  at Boston  and Doris.  However,  the discovery  of the  Naartok  and Suluk  deposits  in 2001,  the  sources  for the majority  of  resource  additions  on  the  Hope  Bay  Project  in  2001-  2003, illustrates the potential for different  styles of deposits  including ones that do not outcrop.  Exploration  in 2003 included  areas with  extensive  cover and areas with potential for different styles of  mineralization to those previously discovered on the belt.

Exploration  in 2003 focused on evaluating the potential of the Madrid area, the depth  potential  at the  Boston  deposit  as well as a number  of early  stage, covered targets.

Exploration  underway in 2004 has two principal focuses:  continued expansion of the resources at Madrid,  plus a significant  exploration and resource upgrading drill program at Boston. In addition,  regional exploration activities will test a number of areas with  potential  for the  discovery  of entirely  new deposits within the belt.

Doris North Development Plan

During the latter half of 2001, Steffen Robertson and Kirsten Consulting ("SRK")
undertook a  Feasibility  Study to consider  the  economic  potential of a stand alone  development  of the high grade,  near surface Doris North zone.  MHBL has commissioned  an update to the  Feasibility  Study to incorporate the results of additional  metallurgical  studies  and mine  designs.  In  addition,  MHBL will examine the impact of recent  increases to  commodities  such as fuel and steel.
MHBL does not expect that the update to the  Feasibility  Study will result in a material  change to the economics of the Doris North Project as estimated by the
Feasibility Study.

The following table sets forth certain information  contained in the Feasibility
Study  relating  to the base case for  bringing  the Doris  North  Project  into production.

Assumptions                                                 Base Case
-----------
  Gold price (US$/oz)                            $305         $325         $345
  Exchange Rate (C$/US$)                         1.575        1.575        1.575
  Gold Price (C$/oz)                             $480         $512         $543

Production
  Ore Milled (tonnes)                                         467,157
  Daily Throughput (tonnes/day)                               668
  Operating Life (years)                                      2
  Diluted Grade (g/t gold)                                    21.9
  Metallurgical Recovery (%)                                  94.9%
  Total Gold Recovered in 2 years (oz)                        311,693

Cash Operating Cost (US$/oz)                                  $109
Total Cost (US$/oz)                                           $190

                                      19.

Capital Costs (C$ millions)                                   39.3

The Feasibility  Study assumes a two year operation focused solely on the mining of the  Doris  North  Project  by  underground  methods  and with  ramp  access.
Underground  mining would be carried out by a combination  of mechanized cut and fill and open  stoping,  assuming a minimum  mining  width of 2.5m and  external dilution  averaging 17% at zero grade.  Mine  engineering has been advanced to a point well beyond what is considered normal for a feasibility  study. The entire
deposit  has  been  planned  and  scheduled,   all  required  waste  and  on-ore
development  has been laid out and  individual  stopes  engineered  with ore and grade release  schedules.  Costs and productivity  estimates utilize  experience from  the  Corporation's  Yellowknife  operations,  adjusted  to  site  specific conditions.

Ore would be hauled from  underground by truck to a crusher located  adjacent to the  portal  that  would  feed  a  semi-modular  mill  most  of  which  will  be pre-constructed  off site. Due to the modular nature of a significant portion of the mill,  it  requires  very few  foundations  and would be set on bedrock  and compacted fill. The ore would undergo conventional crushing and grinding with an integrated  gravity gold recovery  circuit followed by flotation and cyanidation of flotation concentrates, with gold dore produced on site.

The Doris North Project will be subject to a 12% net profits royalty with limits on deductions  which has the effect of  establishing  a minimum 1.8% net smelter return  royalty  payable to NTI. The actual  royalty that will be payable is not yet  determined  and will depend upon the  deduction of  historical  and current explorations  costs,  capital and operating costs.  These elements are currently being determined by MHBL and NTI as part of the production lease.

Waste rock recovered from onsite  quarries would be used for civil  construction projects such as a 4.8km permanent  access road to a barge  off-loading  area on the coast  3.7km to the  north,  a barge  landing  site,  an  airstrip,  and for tailings dam construction.  Tailings are proposed to be deposited  sub-aqueously in a small lake to the east of the millsite locally known as Tail Lake.

As  contemplated  in the  Feasibility  Study,  all equipment,  bulk supplies and materials would be moved to site by barge from Hay River,  although alternatives are being investigated.  Other supplies and personnel will be transported to and from  site  by  aircraft.  Camp  facilities  for  up to 90  personnel  would  be constructed,  with employees  retained on a fly-in,  fly-out basis,  with hiring from southern  Canadian  communities and from the local  communities in the West
Kitikmeot region. Total employment at the Doris North Project is estimated to be
150 persons.

     Estimated Capital Costs

The  following  table sets forth the  capital  costs to bring  Doris  North into production as estimated by the Feasibility Study.

----------------------------------- --------------------------
                                     (C$ Millions)
----------------------------------- --------------------------
Process Plant & Buildings           $17.75
----------------------------------- --------------------------
Site Preparation                    $13.58
----------------------------------- --------------------------
Power Plant                         $  3.80
----------------------------------- --------------------------
Underground Equipment               $  2.46
----------------------------------- --------------------------
Miscellaneous                       $  1.67
                                    -------
----------------------------------- --------------------------
Total                               $39.26m
----------------------------------- --------------------------

                                      20.

The  estimated  capital  cost of $39.26  million  represents  the total  capital
required  over  the  life  of  the  project.   This  includes  all   anticipated
lease/purchase  costs for both the mill  buildings  and the power plant for a 36 month term.  These amounts may change once the update to the  Feasibility  Study has been completed.

Additional  work  completed  since the  Feasibility  Study  suggests a number of potential  opportunities  to optimize the Doris North Project,  and to take into account  potential for longer term  production  from other  deposits such as the
Boston deposit. The updated study will not be complete until mid-2004,  however, preliminary  results  indicate that  increases in the prices of fuel,  steel and other commodities will not materially  increase the capital and operating costs.
Initial  capital  costs are  expected  to remain  within the  Feasibility  Study parameters of plus or minus 15% of the C$39.3 million estimated, while operating costs are expected to remain  within  approximately  20% of the US$109 per ounce cash cost estimate,  with fuel price  increases and a stronger  Canadian  dollar proving to be the principal  factors  varying from  feasibility  cost estimates.
These cost  increases are expected to be more than offset by the increase in the price of gold since the date of the feasibility study.

The proposed Doris North development is affected less than other proposed mining developments by recent  increases in commodity prices because it is a relatively small scale high grade underground  mining operation,  with minimal  development required to access very high grade  reserves.  Further  the  relatively  smaller scale  of the  proposed  processing  facility  allows  the  Corporation  greater flexibility  in  designing  the  infrastructure  to be less  capital  intensive, avoiding the use of steel buildings.

     Estimated Operating Costs

The following  table sets forth the operating  costs of the Doris North Project, as estimated by the Feasibility Study, over the full project life.

----------------------------------- --------------------- ----------------------
                                     (C$ Millions)         (C$ per tonne milled)
----------------------------------- --------------------- ----------------------
Mining                              $20.88m               $44.71/t
----------------------------------- --------------------- ----------------------
Milling                             $18.88m               $40.42/t
----------------------------------- --------------------- ----------------------
General & administration            $13.92m               $29.81/t
                                    -------               --------
----------------------------------- --------------------- ----------------------
Total                               $53.68m               $114.94/t
                                    -------               ---------
----------------------------------- --------------------- ----------------------

These  amounts  may  change  once the update to the  Feasibility  Study has been completed.

     Future Development Opportunities

The  Feasibility  Study is based on  mining  solely  in the  Doris  North  area.
However,  there is potential to extend the mine life through the development and mining of other resources in the Hope Bay Belt.  Additional  infill drilling and other  engineering  work  will be  required  to  define a  mineral  reserve  and establish the  feasibility of mining material from the Boston or Doris Connector and Doris Central  areas.  These  deposits  could  potentially be developed with minimal additional surface  disturbance and with limited capital,  utilizing the same  infrastructure  proposed  for the Doris  North zone.  The  majority of the mineralization  in the Doris Central and Doris  Connector  zones lies within 100 meters of the  bottom of Doris  Lake and cannot be mined  under  current  mining regulations without a specific authorization from the Mines Inspection Branch.

In parallel with the 2004  exploration  activities at Hope Bay, the  Corporation commenced  a drill  program in April 2004 to upgrade  portions  of the  inferred resource  at the  Boston  deposit  to the  indicated  resource  category  during
2004-2005. An updated resource estimate will provide the basis for a preliminary assessment to evaluate the economics of mining the upper  portions of the Boston resource.  The objective of the in fill drilling is to demonstrate the potential for a  significantly  extended  production  life at Hope  Bay.  The  Corporation

                                      21.

expects to complete this study in early 2005.  The focus for an extended life is concentrated  on Boston  because it appears to provide the most rapid and lowest capital  requirements  at Hope  Bay  given  the work  completed  to date and the underground  development  already in place. The deeper resources at Boston,  the remainder  of the Doris  deposit and the Madrid  resources  may  provide  future longer  term  options to extend  production  at Hope Bay and  possibilities  for expanded  levels of production,  and will be evaluated as exploration  and other works  progress.  These  options  would be subject to  completion  of additional permitting processes.

     Development Schedule

The  Corporation  plans to  develop  the  Doris  North  Project  with two  major mobilizations,  one in the summer of 2004 for surface earthworks and underground development  support and one in the summer of 2005 for major mill components and operating  supplies.  This assumes that ongoing permitting  activities support a fourth  quarter 2004  production  decision and placement of orders for the mill, followed by  air-supported  mobilization  of the  underground  mining  equipment required for ramp  development  in the late first quarter of 2005.  Once permits are in place,  underground  development would commence during the second quarter of 2005,  with the major equipment and supplies  mobilization  scheduled for the third  quarter  of 2005 to allow  site  construction  to begin in the late third quarter of 2005.  Process plant  operations would then begin in the last quarter of 2005.  The  Corporation  plans to seek project  financing for the capital and operating  costs of the Doris North Project once a production  decision has been made.

2003 Resource Estimate

The following table sets forth the mineral  resources at the Hope Bay Project as at December 31, 2003 including Doris North Reserves.

Category/Deposit                Tonnes         Gold Grade         Contained Gold
----------------                ------         ----------         --------------
                                                 (g/t)
--------------------------------------------------------------------------------
Measured & Indicated
--------------------
Boston                          1,387            15.4                  687
Doris                            763             23.9                  586
Madrid                          3,606            4.9                   565
--------------------------------------------------------------------------------
Total Measured & Indicated      5,756            9.9                  1,838
Resources

Inferred
--------
Boston                          2,574            10.9                  901
Doris                           1,675            14.7                  795
Madrid                          11,921           4.9                  1,886
--------------------------------------------------------------------------------
Total Inferred Resources*       16,170           6.9                  3,582

*Inferred resources are in addition to measured and indicated resources.

1.   All  resource  and  reserve  estimates  were  prepared by the MHBL staff in accordance  with  NI  43-101  and  reviewed  by  John  Wakeford,  P.  Geo.,
     Vice-President, Exploration for the Corporation. Resource estimation models for Boston and Doris  (excluding  the Doris Hinge and Doris Central  zones)
     have not changed since 2002 and used a two dimensional  polygonal approach.
     The Doris  Hinge,  Doris  Central,  Naartok and Suluk  deposits  were block modelled  using  ordinary  kriging  methods,  whereas  other zones  applied inverse distance methods also the same as 2002.  Resource estimation models for the Madrid area used three dimensional block model methods,  except for

                                      22.

     the South  Suluk and South  Patch 14 areas,  which  used a two  dimensional polygonal  approach.  Capping  and cut off grades  were  applied.  Measured resources  were  estimated  only in the Boston B2 Zone  where the  resource blocks  have  been  undercut.  Indicated  resources  for all  the  deposits generally lie within 25 metres of a drill hole within detail  drilled areas and inferred  resources  generally  lie no more than 50 metres from a drill hole.  The  estimates  for the Madrid  area  (except  South  Patch 14) were reviewed by Roscoe Postle Associates Inc. in 2003-4,  while those for Doris
     Central and Boston were audited by independent resource consultants Geostat
     Systems Inc. of Montreal in 2001.  The resource  estimates for Doris Hinge,
     Doris North and South Patch were audited by independent resource consultant
     SRK Engineering of Toronto in 2002.

2.   The mineral  resources  were  determined  by the use of mapping,  drilling, sampling,  assaying and evaluation  methods generally applied in the mining industry.  Inferred  and  indicated  resource  estimates  were  made  using different cut-off grades depending on properties of each deposit.  The term
     "cut-off  grade"  means the lowest  grade of  mineralized  rock that can be included in the resource  estimate in a given deposit.  Cut-off grades vary between deposits depending upon prevailing economic conditions, mineability of the deposit,  amenability of the ore to gold extraction,  and milling or leaching facilities available.

3.   The mineral resource estimates  presented herein are estimates,  and do not constitute  reserves.  There is no assurance that a commercially viable ore deposit exists on the Boston or Madrid properties.

4.   230,000 ounces lie within 30m of lake bottoms (pillars) and are unlikely to be mined  without  significant  economic  and  permitting  challenges.  The regulations for pillars under lakes in Nunavut require the Mines Inspection
     Branch to provide a variance for mining within 100m of a lake bottom.

5.   Mineral  resources that are not mineral  reserves do not have  demonstrated
     economic   viability.   Mineral  resource  estimates  do  not  account  for
     mineability,  selectivity, mining loss and dilution. These mineral resource estimates include inferred mineral  resources that are normally  considered too  speculative  geologically to have economic  considerations  applied to them that could enable them to be categorized as mineral reserves. There is also no  certainty  that these  inferred  resources  will be  converted  to measured or indicated resources.

Regulatory Requirements

There are a number of federal and territorial  regulatory  authorities that have jurisdiction in Nunavut,  including four resource management boards: the Nunavut
Water Board  ("NWB"),  the Nunavut  Impact  Review Board  ("NIRB"),  the Nunavut
Wildlife Management Board ("NWMB") and the Nunavut Planning Commission ("NPC").

Overall  project  approval  and  operating  permits  will be  dependent  upon an environmental  assessment  process  together with community  consultation and an acceptable  Inuit Impact and Benefit  Agreement  ("IIBA") made under the Nunavut
Land Claims Agreement ("NLCA").

Any use of Inuit surface land requires a land use permit, licence or lease. Such permits are issued and administered by the Kitikmeot Inuit Association  ("KIA").
Applications  are  reviewed  by the KIA,  NIRB and local  communities.  Land-use licences are valid for up to three years.  Amendments  describing  proposed work must be submitted on an annual basis and are subject to local community review.

                                      23.

Any water use on Inuit  lands  requires  permitting.  The NWB  issues  all water licenses and permits  within  Nunavut  subject to a review by NIRB,  which could provide recommendations to the Nunavut Water Board respecting permit issuances.

Doris North Permitting Progress

Most of the activities  contemplated  on the Doris North Project will be located on land on which the Inuit retain both surface and mineral  rights.  NIRB is the principal  permitting  regulatory  agency for the Doris North  Project under the
NLCA.

MHBL  filed a  preliminary  project  description  with the NWB and KIA which was referred to NIRB in March 2002,  based on which NIRB issued  guidelines  for the preparation of a draft  environmental  impact statement  ("EIS") under the NLCA.
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

MHBL held public  information  meetings in local communities in February 2003 to review the project and the draft EIS. NIRB held pre-hearing conferences in April
2003 to ensure that all major issues in relation to the Doris North  Project had been  identified  and  that  there  were no  major  parties  which  were  not in consultation  with NIRB.  NIRB  provided  MHBL with comments on the draft EIS in
June  2003 and  MHBL  filed a final  EIS in  December  2003.  MHBL  held  public information  meeting in these local  communities  in February 2004 to review the project and the final EIS. In March 2004 NIRB held technical  sessions with MHBL and various interveners. MHBL filed in information supplemental to the final EIS in April 2004.

NIRB has called final  hearings to review the project in four local  communities for July 11-16, 2004 to discuss the permitting of the Doris North Project.  This is a one month delay from the originally  scheduled dates of June 13 - 18, 2004.
NIRB has  indicated  that  more time is  required  to  review  the  supplemental information  submitted by MHBL.The  Corporation  expects that the hearings  will proceed as planned in July.  MHBL expects that all  required  approvals  will be coordinated  once  the  NIRB  review  process  is  complete.  These  include  an authorization  to deposit  tailings into Tail Lake, a federal lease of a portion of Robert's Bay to allow construction of an offloading jetty and a water licence from NWB.  MHBL will also  require a  production  lease  from NTI  allowing  the removal of minerals, various surface leases from the KIA and an Inuit Impact and
Benefits Agreement. MHBL is currently negotiating the terms of these agreements.

The  Corporation  anticipates  that NIRB will  complete  its review of the Doris
North  Project in the summer of 2004.  The NIRB  report  must be accepted by the
Minister of Indian and Northern  Affairs Canada.  MHBL will apply to the various
Federal and Territorial agencies for all required permits and licences. The most significant of these is the application to the Nunavut Water Board for a licence to  facilitate  water  use and  tailings  discharge  and to the KIA for land use permits.  Assuming that these approvals are obtained in acceptable form and in a timely manner,  MHBL expects to be able to obtain all other necessary permits in time to permit MHBL to commence  construction  and order major equipment so that operations  can commence at the end of 2005 or early 2006. In light of continued
permitting delays, MHBL is reviewing the Doris North production schedule.

Back River Projects (George Lake and Goose Lake)

The  Corporation,  through  MBRL,  has the  right  to earn a 60%  joint  venture interest in the Back River Project from Kinross. Back River encompasses a number of land packages, including the George Lake and Goose Lake projects. In order to

                                      24.

earn the interest,  MBRL must (i) spend $10 million on exploration  expenditures on the properties by August 31, 2005, and (ii) spend a cumulative $25 million on exploration  expenditures by August 31, 2006. If MRBL has not spent a cumulative
$25  million by August 31, 2006 but has spent a  cumulative  $15 million by that date,  MRBL may elect to extend the option by spending a cumulative  $28 million by August 31,  2008.  If MBRL earns the  interest,  MBRL and  Kinross  will fund further  work  proportionally.  Kinross  will  have the  right to  increase  its interest from 40% to 50% after  completion of a feasibility  study on any of the properties by paying to MRBL two times MRBL's aggregate  exploration costs which relate to the additional interest being acquired by Kinross.

Location & Access

The Back River  Project  encompasses  approximately  390 km2 of  mineral  rights located 520km northeast of Yellowknife, and approximately 165km southwest of the
Hope Bay Project. Since the discovery of gold at George Lake in the early 1980s, more than 165,000m of drilling has defined a  significant  gold  resource.  Gold mineralization is contained in banded iron formations ("BIF") that are analogous to the recently closed Lupin Mine, 225 kilometres to the west.

The Back River  Project  comprises a total 45 Crown leases and one mineral claim making up six distinct properties covering 38,975 hectares. These properties are
George  Lake,  Goose Lake,  Boot Lake,  Boulder  Pond,  Needle Lake and Bathurst
Inlet. Staging for exploration work on the project has been from Yellowknife and
Lupin,  with  access  to the  property  being by air.  The  properties  are also accessible from Bathurst  Inlet,  where a barge/ship and ice road staging system could be developed similar to that used at the Hope Bay Project.

Geology

The Back River Project lies within the Archean  Slave  Structural  Province,  as does the Hope Bay Project. The numerous gold deposits in Back River are BIF type deposits analogous to the Lupin Mine. Gold  mineralization is closely associated with  sulphide  bearing  zones and quartz  veining  within  iron  formation  and sediments.

The Goose Lake property lies along a regional,  doubly plunging  synclinal fold.
The Goose Lake South  Anticline lies on the edge of this syncline and plunges 45 degrees to the northwest.  Mineralization  is closely  associated with the Goose
Lake South  anticlinal  structure,  with most of the significant  mineralization occurring at or close to the fold nose and in the limbs of the BIF sequence.  At
Goose Lake South, there are a number of gold bearing BIF units stacked on top of each other,  which  appear to be  thickened  and enriched in the vicinity of the fold nose.  Mineralization  is open in a number of directions,  but particularly down plunge on the fold nose.

The George Lake area deposits appear to be  representative of a simpler style of mineralization  than at Goose  Lake.  The BIF occurs in three  belts,  which may represent  one sequence of BIF that has been  separated  and repeated by folding and  faulting.  All three of the belts  contain gold  occurrences,  but the most important  deposits  occur in the George  Lake Belt which hosts the Locale 1 and
Locale 2 deposits (which are mostly  tabular,  near vertical  deposits),  GH and perhaps  the Lone Cow Pond  deposits.  Most of the gold  deposits  comprise  two parallel gold bearing BIF units in close proximity to each other.  The Fold Nose
Belt hosts the Slave Deposit and the other Slave occurrences.

History

Following  the  discovery of the Lupin gold  deposit,  exploration  in the Slave geologic  province  resulted in the discovery of gold at George Lake in 1985 and at Goose Lake in 1987.  Initially,  exploration focused on the George Lake area,

                                      25.

resulting in the discovery of a number of BIF hosted gold deposits.  Exploration shifted to Goose Lake in 1993,  resulting  in the  discovery of a number of gold occurrences,  including  the Goose  Lake South  deposit.  To the end of 2003 938 holes  had been  drilled,  221 of  which  (46,469m)  were at Goose  Lake and 717
(120,868m) were at George Lake, totalling 167,337m of drilling.

Resources

The resources for Goose Lake were  estimated in 2002 by Watts Griffis and McOuat
Limited ("WGM").  The resources for George Lake were estimated by AMEC (formerly
MRDI) in 1998 and  reviewed  for  compliance  with N1 43-101 in 2001. A detailed audit of the MRDI  resource  estimate  for Locale 2 and a cursory  review of the
Locale 1 resource was undertaken by WGM in 2002.

--------------------------------------------------------------------------------

           Goose Lake / George Lake - Mineral Resource at a 5 g/t Au Cut-off

-------------------------------------------------------------------------------
Deposit           Indicated Resources          Additional Inferred Resources
-------------------------------------------------------------------------------
               Tonnes        Grade*   Ounces     Tonnes       Grade*   Ounces
                             (g/t)                            (g/t)
===============================================================================
George Lake   2,620,000       9.9     836,000   1,289,000      10.1    419,000
-------------------------------------------------------------------------------
Goose Lake    1,750,000       9.6     540,000     595,000       9.5    182,000
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Total         4,370,000       9.8   1,376,000   1,884,000       9.9    601,000
-------------------------------------------------------------------------------

*High Grade Assays cut to 34.29 g/t.
Goose Lake resources Estimated by WGM 2002 - George Lake resources
Estimated by AMEC (formerly MRDI) July, 1998.

--------------------------------------------------------------------------------

AMEC's resource  estimate was completed using a 5 g/t gold cut-off grade and was based on 3-dimensional block models utilizing  commercial mine planning software
(MineSight(R)). The block sizes were generally 2m by 10m by 10m except the Slave block model,  which had blocks that were 5m long. All assays were capped at 34.3
g/t gold. The resource  categories  were  classified by a proximity to composite protocol.  Blocks containing an estimate with two or more samples from different drill holes within 30 metres or one sample  within 15 metres were  classified as indicated  resource.  Inferred  resource  material was set in blocks  having one composite  within 60  metres.  As part of the AMEC  review  in 2001 the  mineral
resource   calculation   method  and   appropriateness   of   mineral   resource
classification  categories  used were  examined to ensure  compliance NI 43-101.
Stephen  Juras of AMEC was the  Qualified  Person  responsible  for the resource estimate.

The WGM  updated  resource  estimate  for  Goose  Lake  was  completed  based on geological  interpretations  imported into the software  package  Surpac Version
4.1Jh ("Surpac"), which was used to complete geostatistics, generate wireframes, create solids,  generate the block model,  interpolate  grade,  assign  resource classification categories and estimate resources.  Sample composites were capped at 34.28 g/t gold. Grade was interpolated  using inverse distance cubed ("ID3"), inverse  distance  squared  ("ID2"),  and nearest  neighbour  to  approximate  a polygonal  method.  A minimum  of 3 and  maximum of 15  composites  were used to interpolate grade.  Resources were estimated at 5 g/t cut off assuming blocks 1m
by  10m  by  10m.  The  mineral   resource   estimates   and  mineral   resource
classifications were completed in compliance with NI 43-101.  George Wahl of WGM was the Qualified Person responsible for the resource estimate.

As part of its ongoing  activities at the Back River project,  MBRL continues to review resource estimates and supporting data for the George Lake and Goose Lake deposits  that  contain  the  resources  within  the Back River  project.  Prior

                                      26.

resource  estimates were prepared by AMEC and WGM. The WGM also made a number of recommendations  to improve the quality of the  database and the accuracy of the resource estimates. MBRL intends to address WGM's recommendations as well as any other issues identified during its own ongoing review.  MBRL's 2004 work program includes  limited  drilling within the Goose Lake resource to better  understand the geology and controls on  mineralization,  plus step-out drill holes intended to expand the  resource.  At this point in time MBRL has focused the majority of its  exploration  and  compilation  efforts on the Goose Lake  property  at Back
River.  On  completion  of the 2004  program,  MBRL may calculate a new resource estimate  for Goose Lake  incorporating  the new drilling and the results of its review. Late in 2004 and early 2005 a similar program of work is contemplated to address the George Lake portion of the  resource.  At this point in its drilling program and on going review of the existing  information,  MBRL cannot determine what  effect any  changes  that  might be made to the  resource  assumptions  or
methodology  or  underlying   database  would  have  on  the  existing  resource
estimates.

Exploration Opportunities

There is potential  to  significantly  increase the  resources at both Goose and
George Lake, and to discover new deposits within the extensive property package.
The most likely potential for increasing the resources in the Goose Lake deposit lies in  tracing  the  down  plunge  extension  of the fold  nose  and  zones of mineralization  associated with both the east and west limbs of the fold. At the
George Lake deposit,  there is potential to increase the resource at depth below the  existing  resource at Locale 2, to extend the other  resource  areas and to look for new deposits.

Numerous other mineral occurrences exist on the properties,  where some 35 known gold  occurrences  are  contained  within the  estimated  210 km of folded  iron formation identified on the Goose Lake/George Lake properties.

Planned Work

A program of  exploration  and  drilling  commenced at Goose Lake in April 2004, initially focussed on confirming and expanding the resources at Goose Lake. MBRL plans further work in the summer of 2004 and beyond to evaluate the potential of
George  Lake and the  numerous  showings  and  untested  sections of banded iron formation on both properties that offer potential for new discoveries.

Exploration  plans call for  expenditures  of C$6.5 to C$7 million  during 2004, which  allows  for an initial  13,000m  of core  drilling  and  mobilization  of supplies  sufficient  to complete up to an  additional  12,000m  during the year dependent  on  results.  The  principal  target  in  2004  will be  testing  for extensions  to the Goose Lake  deposit  where there are a number of gold bearing zones within BIF units which are stacked and folded into an  anticline.  The BIF units  appear to be  thickened  and  enriched in the  vicinity of the fold nose, which lies just below  surface.  The most obvious  potential for  increasing the resources in the Goose Lake deposit lies in tracing the  extensions  of the fold nose and zones of mineralization associated with both the east and west limbs of the fold to the north  and  south.  For  example,  drilling  in the fall of 2002 tested  the  iron  formation  at  depth  and  intercepted  18.9m of 7.3 g/t gold
(including  8.6m of 12.4 g/t gold) and 13.3m grading 23.6 g/t gold. In addition, there  is  an  area  south  of  the  current  resource  where  shallow  drilling intercepted significant gold values over considerable widths (including 14.0m of
17.7 g/t  gold,  15.6m of 9.5 g/t gold and  18.2m of 9.1 g/t  gold),  which  lie outside the current resource but could provide additional near surface resources as drilling progresses.

Sherwood Mining Corporation

The  Corporation   owns  10,000,000   shares  of  Sherwood  Mining   Corporation
("Sherwood")  representing  a 40.2%  interest.  Sherwood  is a  publicly  traded company listed on the TSX Venture Exchange.

                                      27.

In December 2003, the  Corporation  granted to Sherwood the option to earn a 60%
interest in the Chicago Area of the Hope Bay belt, encompassing the Chicago/Kell trend and the newly  discovered  Heku  trend.  The Chicago  Area  consists of 11 claims covering 9,162 hectares located in the southwest  portion of the Hope Bay
Belt, and lies  approximately 15 Km southwest of the Corporation's  Boston Camp.
Under the terms of the agreement, Sherwood has been granted an option to earn up to a 60% interest in the Chicago Trend by spending  $3.1 million on  exploration work in phases over a period of three  years.  The  Corporation  will have a one time  back-in  right  whereby it may increase its interest to 50% in the Chicago
Trend by paying $500,000 to Sherwood.  The Corporation may elect to exercise its back-in  right within 120 days of receiving  notice that  Sherwood has completed its earn-in.

In  connection  with the  Chicago  area  option,  Sherwood  has  granted  to the
Corporation a 30 day right of first refusal to acquire all or any portion of the
Elu  Property  should  Sherwood  propose  to sell all or any  portion of the Elu
Property. Sherwood grants to the Corporation the right to acquire a 50% interest in the Elu Property and be the operator of all work thereon,  exercisable within
90 days of completion of a feasibility study on the Elu Property by Sherwood. To acquire the 50%  interest the  Corporation  must pay Sherwood an amount equal to
100% of the amount that Sherwood has spent on exploration and development of the
Elu  Property  to the  date  of  election.  Sherwood  has  also  granted  to the
Corporation the right to participate in all future equity  offerings by Sherwood in proportion to the Corporation's then ownership of Sherwood.

Northern Orion Explorations Ltd.

The  Corporation   holds  a  net  smelter  proceeds   agreement  (the  "Proceeds
Agreement") which requires Northern Orion  Explorations Ltd.  ("Northern Orion")
to pay to the  Corporation  an amount  equal to 2.5% of the net smelter  returns from all  product  sold  from the Agua  Rica and  Mantua  properties  (described below).  The  Proceeds  Agreement  also  requires  Northern  Orion to pay to the
Corporation  50% of the net proceeds of sale of any interest in the Agua Rica or
Mantua  properties.  The maximum amount payable under the Proceeds  Agreement is
$15 million. The Company held  approximately400,000  shares of Northern Orion at
December 31, 2003. The Agua Rica copper/gold property is a large copper porphyry deposit located on a group of exploitation concessions and mining claims located in  Catamarca  Province,  Argentina.  The Mantua  copper  project  consists of a secondary  enriched copper deposit located in Pinar del Rio Province,  Cuba, 240 kilometres west of Havana.

                                      28.

                   Selected Consolidated Financial Information

The following table sets forth selected  consolidated  financial information for the last five completed fiscal years (in thousands of dollars,  except per share amounts):

                                  As at or for the year ended December 31
                                2003     2002     2001     2000       1999

Revenue                       46,877   54,067   55,821    52,703     28,893
Net earnings (loss)         (17,555)      604  (5,899)  (43,391)   (20,143)
 - per share                  (0.13)     0.01   (0.10)    (0.76)     (0.35)
Total assets                 244,118  203,423  102,266   152,517    202,951
Liabilities and               41,678   40,755   21,535    67,768     65,006
non-controlling interest

The Corporation's  consolidated  financial statements are prepared in accordance
with  generally   accepted   accounting   principles  in  Canada.  The  selected
consolidated  financial  information  should  be read in  conjunction  with  the
Corporations consolidated financial statements.

                      Management's Discussion and Analysis

Management's  Discussion  and  Analysis of  Financial  Condition  and Results of
Operations  included in pages 14 to 20 of the annual report to  shareholders  of the Corporation  for the year ended December 31, 2003 is incorporated  herein by reference.

The following table sets forth selected  consolidated  financial information for the last eight  quarters ended December 31, 2003 (in thousands of dollars except per share amounts) is set forth below:

                        Dec 31,    Sept 30,     Jun 30,     Mar 31,     Dec 31,
                           2003        2003        2003        2003        2002
Revenue                   9,513      11,905       9,782      15,677      11,543
Net Earnings (loss)     (4,470)     (5,688)     (7,441)          44     (3,554)
 - per share             (0.03)      (0.04)      (0.06)        0.00      (0.03)

                        Sept 30,     Jun 30,      Mar 31,
                            2002        2002        2002
Revenue                   15,096      12,593      14,835
Net Earnings (loss)        1,206       2,387         565
 - per share                0.01        0.03         0.0

                              Market for Securities

The Common Shares are listed for trading on The Toronto  Stock  Exchange and the
American Stock Exchange under the trading symbols "MAE" and "MNG", respectively.

                                 Dividend Policy

The  Corporation  has  not  paid  dividends  on  the  Common  Shares  since  its incorporation.  The  Corporation  does not have any present  intention of paying dividends,  as it anticipates that the cash resources of the Corporation will be used to undertake exploration and development programs on its mineral properties as well as the acquisition of additional mineral resource properties.

                                      29.

                             Directors and Officers

The following table sets forth the names and  municipalities of residence of the directors  and  officers  of the  Corporation,  their  positions  held  with the
Corporation and their principal occupations.

--------------------------------- ------------------- --------------------------
Name and Municipality of          Position(s)         Principal Occupation
Residence                         Held
--------------------------------- ------------------- --------------------------
Lawrence Bell(1)(5)               Director            Corporate Director, BC
West Vancouver, B.C.                                  Hydro, electrical utility
--------------------------------- ------------------- --------------------------
David Fennell(2)                  Executive Vice-     Mining Executive
Nassau, Bahamas                   Chairman and
                                  Director
--------------------------------- ------------------- --------------------------
Catherine McLeod-Seltzer(3)(5)    Director            President & Director,
West Vancouver, B.C.                                  Pacific Rim Mining
                                                      Corporation, mining
                                                      company
--------------------------------- ------------------- --------------------------
Peter Nixon(1)(5)                 Director            Corporate Director
Keswick, Ontario
--------------------------------- ------------------- --------------------------
Anthony J. Petrina(2)(4)(5)       Chairman of the     Mining Engineer, Corporate
Vancouver, B.C.                   Board and           Director
                                  Director
--------------------------------- ------------------- --------------------------
Christopher J. Pollard(1)(4)      Director            Associate Counsel, Clark
Vancouver, B.C.                                       Wilson, law firm
--------------------------------- ------------------- --------------------------
William E. Stanley(1)(2)(3)       Director            Mining Engineer, Industry
West Vancouver, B.C.                                  Consultant
--------------------------------- ------------------- --------------------------
Peter Steen(3)(4)                 Director            President, Peter Steen
Salmon Arm, B.C.                                      Consulting Inc.,
                                                      consulting company
--------------------------------- ------------------- --------------------------
Anthony P. Walsh(2)               Officer &           President and Chief
West Vancouver, B.C.              Director            Executive Officer of the
                                                      Corporation
--------------------------------- ------------------- --------------------------
Elaine Bennett,                   Officer             Vice-President and
North Vancouver, B.C.                                 Controller of the
                                                      Corporation
--------------------------------- ------------------- --------------------------
Brian Labadie                     Officer             Executive Vice-President,
Maple Ridge, B.C.                                     Chief Operating Officer of
                                                      the Corporation
--------------------------------- ------------------- --------------------------
A. David Long,                    Officer             Vice President Legal of
West Vancouver, B.C.                                  the Corporation
--------------------------------- ------------------- --------------------------
Stephen P. Quin,                  Officer             Executive Vice-President
West Vancouver, B.C.                                  of the Corporation
--------------------------------- ------------------- --------------------------
John Wakeford                     Officer             Vice President Exploration
North Vancouver, B.C.                                 of the Corporation
--------------------------------- ------------------- --------------------------

     (1) Member of the Audit & Risk Management Committee
     (2) Member of the Executive committee
     (3) Member of Human Resources Committee
     (4) Member of the Safety & Environmental committee
     (5) Member of the Corporate Governance, Nominating Committee

Jonathan  Goodman has  indicated  to the  Corporation  that he will be unable to stand for re-election as a director at the 2004 Annual General Meeting.

Each of the foregoing  individuals has been engaged in the principal  occupation set forth opposite his or her name during the past five years except for: Elaine
Bennett who, prior to 2002, was the Corporate Controller of the Corporation; Mr.

                                      30.

Walsh who,  prior to August 1999,  was the  Vice-President  and Chief  Financial
Officer of the  Corporation;  David Fennell who, prior to 2002 was the President and Chairman of Hope Bay Gold Corporation  Inc.; Peter Nixon who, prior to 2000, was President of Dundee Securities  (U.S.A.) Inc.,  Institutional Sales Trading;
and Mr. Bell who,  prior to August 2001, was President of Shato Holdings Ltd., a
food services and real estate management and holding company.

Directors are elected at each annual meeting of shareholders and serve until the next annual meeting or until their successors are elected or appointed.

The directors and senior officers of the Corporation  beneficially own, directly or indirectly,  or exercise control or direction over, approximately 1.9% of the outstanding Common Shares of the Corporation.

                             Additional Information

Tax Reassessment
In 1995, the Corporation  entered into a joint  exploration  transaction with an investor that resulted in the sale of an interest in the assets  comprising  the
Con Mine as  detailed  below.  The  transaction  was based  upon an  independent valuation  prepared for the  Corporation.  In 2000,  Canada  Customs and Revenue
Agency (the "CCRA") issued a re-assessment notice challenging the valuation that formed the basis for the transaction.  This  re-assessment does not give rise to any taxes payable by the  Corporation.  As part of the  transaction in 1995, the
Corporation  agreed to compensate the investor for any shortfall in the value of the assets transferred,  to a maximum of $2.7 million,  plus accrued interest of approximately  $1.8  million (at  December  31, 2003) such amounts to be payable should a ruling  denying the  transfer of certain tax pools be made  against the
Corporation.  At present the Corporation has requested information from CCRA and is awaiting a  response.  While  management  intends to  strenuously  defend the independent valuation, the outcome of the matter is not determinable.

Executive Retirement Plan
The  Corporation has  established a supplemental  executive  retirement plan for five senior executives (the "Plan"). The Plan provides that the Corporation will pay to each executive on retirement or termination of employment a benefit equal to the difference  between the amount of the Corporation's  contributions to the executive's  individual  RRSP plan and investment  returns thereon and a pension amount based upon such executive's years of service and salary averaged over the highest  consecutive  60 months of  employment.  The Plan credits the executives with services from 1998.  All of the executives in the Plan were employed by the
Corporation prior to 1998. The aggregate  accrued benefit  obligations under the
Plan for  services  for the six year period from January 1, 1998 to December 31,
2003 were $465,260  ($233,520  Anthony Walsh,  $118,489  Brian Labadie,  $75,716
Stephen Quin,  $34,585 David Long, $2,949 Elaine Bennett).  The Plan obligations are not funded by the Company until  retirement or termination and therefore the
Plan had a deficit at December 31, 2003 of $465,260.

Risk Factors
Gold Price Volatility

                                      31.

The profitability of the Corporation's  operations is significantly  affected by changes in the gold price.  The gold price can fluctuate  widely and is affected by numerous factors beyond the Corporation's  control,  including industrial and jewellery  demand,  inflation  and  expectations  with  respect  to the  rate of inflation,  the strength of the Canadian and U.S. dollar,  interest rates,  gold sales by central banks, forward sales by producers, global or regional political or economical  events,  and  production  and cost levels in major gold producing regions.  In addition,  the gold price is sometimes  subject to rapid short term changes  because of  speculative  activities.  The supply of gold  consists of a combination  of new  production  from mining and existing  stocks of bullion and fabricated gold held by governments, public and private financials institutions, industrial organizations and private individuals. As the amounts produced in any single year  constitute a small portion of the total  potential  supply of gold, annual variations in production do not necessarily have a significant  impact on the supply of gold or its price

Foreign Currency Exposure

All of the  Corporation's  revenues  from  sales of gold are  denominated  in US dollars. The Corporation has sold forward contracts for gold in Canadian dollars to hedge  against  changes in currency.  The  Corporation  monitors the economic environment,  including foreign exchange rates, on an ongoing basis. In order to manage its  exposure  to currency  fluctuations,  the  Corporation  periodically enters into currency forward sales to establish fixed exchange rates.

Gold Refining, Sales and Hedging Activities

To  mitigate  the risk of  adverse  price  fluctuations  and to ensure  that the
Yellowknife  operations achieve cash flow projections  necessary to complete the planned  closure and in  accordance  with the hedging  policy  authorized by the
Corporation's board of directors, the Corporation has entered into spot deferred forward  sales  contracts  and  written  call  options  for  a  portion  of  the
Yellowknife  mines'  expected  future  production.  This is in part  because the mining  operations  have  been  historically  high  cost and the  mines  are not considered  core  assets.  The  Corporation  hedged  Canadian  dollars  when the
Canadian  dollar  was  weak.  The  Corporation  does  not hold  these  financial instruments  for  speculative  or trading  purposes and the  Corporation  is not subject to any margin requirements on any of its hedging lines.

On July 11, 2002,  the  Corporation  completed a transaction  with the financial institution  holding the gold  forward  contracts  and the gold call  options to revise the delivery schedule for a portion of the hedge position and recalculate pricing based on interest rates at the time of the  transaction.  As at December
31, 2003, the Corporation the following remaining gold contracts:

                                          AVERAGE PRICE  ANTICIPATED  FAIR VALUE
                                OUNCES    PER OUNCE      DELIVERY/    IN C$000
                                                         EXPIRY
                                ------------------------------------------------
Gold forward sales contracts    19,800    $478           2004         ($1,270)
Gold call options sold          36,000    $478           2004         ($2,596)

There are no margin  restrictions in any of the trading  agreements  relating to these gold contracts. However, the Corporation is in breach of certain financial covenants  contained in the trading  agreement  relating to these contracts as a result of the closure of the Con Mine. The financial  institution  has agreed to modify  the  affected  covenants  for a period  of time  which  the  Corporation believes  is  adequate  to  comply  with  the  covenants.  As a  result  of  the termination of underground  mining at the Con Mine,  forecast gold production is expected  to be  insufficient  to  meet  all of  the  remaining  obligations  as described in the table above.  The Corporation  plans to continue to deliver all available production into these contracts and financially settle those contracts

                                      32.

for which no  production  is  available  before the end of  December  2004.  The
Corporation  has  recorded an  unrealized  loss of $1.7 million for the forecast settlements.

Environmental

The Corporation has been granted  various  licences and permits  relating to the operation of the Con and Giant mines and the exploration  activities at the Hope
Bay Project.  As a condition of these licences and permits,  the Corporation has an  obligation  to reclaim and restore  areas of operation  and  disturbance  to acceptable  standards as established  by the  responsible  government  agencies.
Under the terms of various permits and licences, the Corporation has established cash collateral security deposits totalling $6.3 million ($3.8 million in 2001).
For the Con Mine,  Con Ltd. has pledged the proceeds  from the Bluefish  Note as security for the annual  increments (see "Con Mine - Mining  Operations").  As a condition of the  acquisition of the Giant Mine,  Giant Ltd.  issued  promissory notes totalling $4.8 million as security  against the  reclamation  costs of the
Giant Mine. These promissory notes are secured solely by the assets of the Giant
Mine and are due from  Giant  Ltd.  only upon  default  of the Giant  Mine water licence.

Permitting

The  Corporation's  subsidiaries  currently have permits to operate the Con Mine and Giant Mine.  Production from any deposit at the Hope Bay Project,  including the Doris North  Project,  or at the George Lake and Goose Lake projects will be subject to permitting requirements.  There can be no assurance that any required permits  will be  obtained  in a timely  manner or at all,  or that they will be obtained without conditions which would prohibit development.

Competition

The  Corporation  competes with other mining  companies for the  acquisition  of mineral claims,  permits,  concessions and other mineral  concessions as well as for the recruitment and retention of qualified  employees.  There is significant competition for the limited number of gold acquisition  opportunities  and, as a result,  the  Corporation  may be  unable  to  acquire  attractive  gold  mining properties on terms it considers acceptable.

Production Estimates

Estimates  of  future  production  for the  Giant  Mine  are  derived  from  the
Corporation's  mining  plans.  The plans are  developed  based on,  among  other things,  mining  experience,  reserve  estimates,  assumptions  regarding ground conditions and physical characteristics of ores (such as harness and presence or absence of certain metallurgical  characteristics) and estimated rates and costs of  production.  Actual  production  may vary from  estimates  for a variety  of reasons,  including risks and hazards of the types discussed previously,  actual
ore  mined  varying  from  estimates  in  grade  and   metallurgical  and  other
characteristics,  mining dilution,  wall failures or cave-ins,  strike and other actions by labour at  unionized  locations,  restriction  imposed by  government agencies and other factors.  Estimates of production  from properties not yet in production  or from  operations  that are to be  extended  are based on  similar factors  (including  in some  instances,  feasibility  studies  prepared  by the
Corporation  or  external  consultants)  but it is  possible  that  actual  cash operating  costs and  economic  return  will  differ  significantly  from  those currently  estimated.  It is not unusual in new mining  operations to experience unexpected  problems  during the start-up  phase.  Delays often can occur in the commencement of production.

Aboriginal Land Claims

Negotiations  are ongoing  between the Federal  Government of Canada and various native groups relating to aboriginal  land claims in the Northwest  Territories.
The  Corporation is not aware of any aboriginal  land claims having been made or

                                      33.

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

Aboriginal  land claims in Nunavut were settled by the creation of the territory of Nunavut. A number of the Corporation's  interests in the Hope Bay Project are held  directly  with the  relevant  aboriginal  representative  bodies  with the remainder being issued by the relevant  department of the Federal  Government of
Canada.

Speculative Nature of Gold Exploration and Uncertainty of Development Projects

Gold  exploration  is highly  speculative  in  nature,  involves  many risks and frequently is not productive.  There can be no assurance that the  Corporation's gold exploration  efforts will be successful.  Success in increasing reserves is the  result  of a number  of  factors,  including  the  quality  of a  Company's management, its level of geological and technical expertise, the quality of land available  for  exploration  and  other  factors.  Once gold  mineralization  is discovered,  it may take several years in the initial  phases of drilling  until production is possible, during which time the economic feasibility of production may  change.  Substantial  expenditures  are  required to  establish  proven and probable  reserves  through  drilling,  to determine  the optimal  metallurgical process to extract the metals  from the ore and, in the case of new  properties,
to  construct   mining  and  processing   facilities.   As  a  result  of  these
uncertainties,  no  assurance  can be given that the  Corporation's  exploration programs will result in the expansion or  replacement  of current  reserves with new reserves.

Development  projects have no operating  history upon which to base estimates of future cash operating costs. Particularly for development projects, estimates of proven and probable  reserves and cash  operating  costs are, to a large extent, based upon the  interpretation  of geologic  data  obtained from drill holes and other sampling  techniques,  and feasibility  studies which derive  estimates of cash  operating  costs  based upon  anticipated  tonnage and grades of ore to be mined and processed,  the configuration of the ore body, expected recovery rates of gold from the ore, estimated operating costs, anticipated climatic conditions and other factors.  As a result, it is possible that actual cash operating costs and economic returns will differ  significantly  from those currently  estimated for a project prior to production. It is not unusual in new mining operations to experience  unexpected  problems during the start-up phase, and delays often can occur in the commencement of production.

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

Risks of Non-Availability of Insurance

Where considered practical to do so, the Corporation maintains insurance against risks in the  operation  of its  business  in amounts  which it  believes  to be reasonable.  Such  insurance,  however,  contains  exclusions and limitations on coverage.  There can be no assurance  that such  insurance  will  continue to be available,  will be available  at  economically  acceptable  premiums or will be

                                      34.

adequate  to cover any  resulting  liability.  In some  cases,  coverage  is not available or considered too expensive relative to the perceived risk.

Dilution

There are a number of outstanding  securities  and agreements  pursuant to which
Common Shares of the Corporation may be issued in the future.  This would result in further dilution to the Corporation's shareholders.

Additional Funding Requirements

Although  the  Corporation  currently  has  sufficient  financial  resources  to undertake its presently  planned  exploration and development  program,  further
exploration  on,  and  development  of,  the   Corporation's   mineral  resource
properties in Nunavut will require additional capital.  In addition,  a positive production decision on the Doris North Project would require capital for project engineering and  construction.  Accordingly,  the continuing  development of the
Doris  North  Project  will  depend  upon the  Corporation's  ability  to obtain financing on reasonable  terms.  There is no assurance the  Corporation  will be successful in obtaining the required financing.

Title Matters

While the Corporation has  investigated  title to all of its mineral claims and, to the best of its knowledge,  title to all such properties is in good standing, the properties may be subject to prior unregistered  agreements or transfers and title may be affected by undetected defects.

Reserves and Resources

The proven and probable  reserve figures set forth in this AIF are estimates and there is no  certainty  that the  indicated  levels of gold  production  will be realized.  Reserve  estimates may require revision based on various factors such as actual production  experience,  market price fluctuation of gold,  production costs or recovery rates. Mineral resources which are not mineral reserves do not have  demonstrated  economic  viability.  All  reserve  and  resource  estimates included herein are in accordance with NI 43-101.

Note to U.S. Readers:  The terms "Mineral Reserve," "Proven Mineral Reserve" and
"Probable Mineral Reserve" used in this AIF are Canadian mining terms as defined in  accordance  with NI 43-101  under  the  guidelines  set out in the  Canadian
Institute of Mining,  Metallurgy and Petroleum (the "CIM")  Standards on Mineral
Resources and Mineral  Reserves  Definitions  and guidelines  adopted by the CIM
Council on August 20, 2000.

In the  United  States,  a mineral  reserve  is  defined  as a part of a mineral deposit  which could be  economically  and legally  extracted or produced at the time the mineral reserve  determination is made. Under United States  standards:
"Reserve"  means that part of a mineral  deposit which can be  economically  and legally extracted or produced at the time of the reserve determination.

"Economically,"  as used in the definition of reserve,  implies that  profitable extraction or production has been established or analytically demonstrated to be viable and justifiable under reasonable investment and market assumptions.

"Legally," as used in the definition of reserve, does not imply that all permits needed for mining and  processing  have been obtained or that other legal issues have been completely resolved.  However, for a reserve to exist, there should be

                                      35.

a reasonable certainty based on applicable laws and regulations that issuance of permits or resolution of legal issues can be accomplished in a timely manner.

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

The  definition  for "proven  mineral  reserves" CIM standards  differs from the standards in the United States, where proven or measured reserves are defined as reserves  which (a) quantity is computed from  dimensions  revealed in outcrops, trenches,  workings or drill holes;  (b) grade and/or  quality are computed from the results of detailed sampling and (c) the sites for inspection,  sampling and measurement  are  spaced so  closely  and the  geographic  character  is so well defined  that  size,  shape,  depth and  mineral  content of  reserves  are well established.

Probable Mineral Reserve: means, in accordance with CIM Standards, the estimated quantity and grade or quality of that part of an indicated  mineral resource for which  economic  viability  has been  demonstrated  by adequate  information  on engineering,  operating,  economic and other relevant  factors,  at a confidence level which would serve as a basis for decisions on major expenditures.

The definition for "probable mineral reserves" under Canadian  standards differs from the standards in the United  States,  where probable  mineral  reserves are defined as reserves for which  quantity  and grade  and/or  quality are computed from  information  similar  to that of  proven  reserves  (under  United  States standards), but the sites for inspection,  sampling, and measurement are further apart or are  otherwise  less  adequately  spaced,  and the degree of assurance, although lower than that for proven mineral  reserves,  is high enough to assume continuity  between  points of  observation.  The degree of assurance,  although lower than that for proven mineral reserves, is high enough to assume continuity between points of observation.

The terms "Mineral  Resource",  "Measured Mineral Resource",  "Indicated Mineral
Resource",  "Inferred  Mineral Resource" used in this report are Canadian mining terms as defined in accordance  with NI 43-101 under the  guidelines  set out in the CIM Standards.

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

                                      36.

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

While the terms "mineral reserve",  "proven mineral reserve",  "probable mineral reserve",  "mineral resource,"  "measured mineral resource,"  "indicated mineral resource,"  and  "inferred  mineral  resource"  are  recognized  and required by
Canadian  regulations,  they are not defined terms under standards in the United
States. As such, information contained in this report concerning descriptions of mineralization  and resources under Canadian  standards may not be comparable to similar  information made public by U.S.  companies subject to the reporting and disclosure  requirements of the Securities and Exchange  Commission.  "Indicated
mineral  resource"  and  "inferred  mineral  resource"  have a great  amount  of uncertainty as to their  existence and a great  uncertainty as to their economic and  legal  feasibility.  It can  not be  assumed  that  all or any  part  of an
"indicated  mineral  resource"  or  "inferred  mineral  resource"  will  ever be upgraded to a higher  category.  Investors  are cautioned not to assume that any part or all of mineral  deposits in these categories will ever be converted into reserves.

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

          (iii)one  copy  of the  information  circular  of the  Corporation  in respect of its most recent annual  meeting of  shareholders  that involved  the  election  of  directors  or one copy of any annual
               filing  prepared  in  lieu  of  that  information   circular,  as
               appropriate; and

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

Additional  information  including  directors'  and officers'  remuneration  and indebtedness,  principal  holders of securities of the  Corporation,  options to purchase  securities and interests of insiders in material  transactions,  where

                                      37.

applicable,   is  contained  in  the  management  information  circular  of  the
Corporation for its most recent annual meeting of shareholders that involved the election  of  directors.  Additional  financial  information  is provided in the comparative  financial  statements  of the  Corporation  for its  most  recently completed financial year.

2.  AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF MIRAMAR MINING CORPORATION

Consolidated Financial Statements of

MIRAMAR MINING CORPORATION

For the years ended December 31, 2003 and 2002

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Miramar Mining Corporation as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia) we report that, in our opinion, these principles have been applied on a consistent basis.

KPMG LLP

/s/ KPMG LLP

Chartered Accountants

Vancouver, Canada
February 27, 2004

MIRAMAR MINING CORPORATION
Consolidated Balance Sheets
(expressed in thousands of Canadian dollars, except per share amounts)

As at December 31, 2003 and 2002

	2003	2002

Assets
Current assets:
Cash and cash equivalents	$ 69,921	$ 16,085
Short-term investments	--	23,694
Accounts receivable	1,577	1,157
Inventory (note 6)	6,443	11,163
Prepaid expenses	554	162

	78,495	52,261
Note receivable (note 4)	9,592	--
Power credits receivable (note 4)	4,345	--
Property, plant and equipment (note 7)	134,906	128,732
Cash collateral deposits (note 8)	6,274	6,338
Investment in Northern Orion Explorations Ltd. (note 3)	10,112	15,173
Investment in Sherwood Mining Corporation (note 5)	294	803
Other assets (note 9)	100	116

	$ 244,118	$ 203,423

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$ 9,537	$ 10,905
Deferred gain (note 4)	4,345	--

Provision for site reclamation and closure costs	9,831	9,142
Deferred retirement benefits (note 12)	84	1,833
Future income tax liability (note 11)	17,881	18,875

	41,678	40,755
Shareholders' equity
Share capital (note 10)	371,079	313,808
Contributed surplus	744	688
Deficit	(169,383)	(151,828)

	202,440	162,668

	$ 244,118	$ 203,423

Commitments and contingencies (note 16).
Subsequent events (note 10(c) and note 16 (g)).
See accompanying notes to consolidated financials statements.

ON BEHALF OF THE BOARD:

Anthony P. Walsh Director	David A. Fennell Director

MIRAMAR MINING CORPORATION
Consolidated Statements of Operations and Deficit
(expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2003 and 2002

	2003	2002

Revenue
Sale	$ 42,552	$ 53,122
Other income (note 4)	4,325	945

	46,877	54,067
Expenses
Cost of sales	45,857	41,262
Depreciation and depletion	4,517	6,381
General and administration	4,222	3,260
Foreign exchange loss	69	18
Reclamation	1,739	1,916
Severances and closure (note 7)	4,995	--
Write down of assets (note 7)	7,780	--

	69,179	52,837

Earnings (loss) from operations before items noted below	(22,302)	1,230
Equity loss	(509)	(372)

Earnings (loss) before income taxes	(22,811)	858
Income taxes: (note 11)
Current	(436)	(254)
Future	5,692	--

	5,256	(254)

Earnings (loss) for the period	(17,555)	604
Deficit, beginning of the year	(151,828)	(152,432)

Deficit, end of the year	$ (169,383)	$ (151,828)

Earnings (loss) per share, basic and diluted	$ (0.13)	$ 0.01
Weighted average number of common shares outstanding	132,508,456	95,841,089

See accompanying notes to consolidated financial statements.

MIRAMAR MINING CORPORATION
Consolidated Statements of Cash Flows
(expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2003 and 2002

	2003	2002

Cash provided by (used in):
Operations
Earnings (loss) for the year	$(17,555)	$ 604
Items not involving cash:
Depreciation and depletion	4,517	6,381
Gain on sale of assets	(45)	(98)
Write-down of assets	7,780	--
Reclamation	689	530
Equity loss	509	372
Future income tax	(5,692)	--
Other	(256)	24
Net change in non-cash working capital:
Accounts receivable	(420)	784
Inventory	1,960	(1,853)
Prepaid expenses	(392)	28
Accounts payable and accrued liabilities	(3,117)	1,253

	(12,022)	8,025

Investments:
Expenditures on plant, equipment and deferred exploration	(24,931)	(18,158)
Investment in Hope Bay Gold Corporation, net of cash acquired (note 2)	--	(2,317)
Sale (purchase) of short term investments	23,694	(23,694)
Net proceeds on sale of Northern Orion shares (note 3)	5,062	3,822
Collateral deposits	64	156

	3,889	(40,191)

Financing:
Issue of common shares for cash	61,969	34,758

	61,969	34,758

Increase in cash and cash equivalents	53,836	2,592
Cash and cash equivalents, beginning of the year	16,085	13,493

Cash and cash equivalents, end of the year	$ 69,921	16,085

Supplementary information
Income taxes paid	$ 436	254
Non-cash investing and financing activities
Fair value of note receivable, received on sale of assets (note 4)	9,267	--
Sale of assets (note 4)	8,898	--
Common shares issued for acquisition of Hope Bay Gold (note 2)	--	49,843
Common shares received for disposition of mineral property	--	98

See accompanying notes to consolidated financial statements.

MIRAMAR MINING CORPORATION
Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars)

Years ended December 31, 2003 and 2002

1.	Significant accounting policies:

(a)	Basis of preparation:

The consolidated financial statements include the accounts of Miramar Mining Corporation (the “Company”) and its material subsidiaries. Investments in entities when the Company’s interest is less than 20% are accounted for by the cost method from the date significant influence could no longer be applied. Investments in other entities are accounted for by the equity method. The Company’s subsidiaries and its percentage ownership in each at December 31, are as follows:

Miramar Con Mine Ltd.	100.0%
Miramar Giant Mine Ltd.	100.0%
Miramar Hope Bay Ltd.	100.0%
Miramar Gold Corporation	100.0%
Orcana Resources Corporation	100.0%
Talapoosa Mining Corp.	100.0%

The preparation of financial statements requires management to make estimates that affect the reported values of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of assets, reclamation and closure obligations, assumptions used in determining stock-based compensation, future income taxes and rates for amortization of property, plant and equipment. Actual results could differ from these estimates.

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

Property, plant and equipment, which includes mine plant and equipment and mineral properties, is recorded at the lower of cost and estimated net recoverable amount. Buildings and equipment are depreciated over their estimated useful lives, not to exceed the estimated proven and probable ore reserves. Mining equipment and vehicles are depreciated on a straight-line basis over estimated useful lives of two to 15 years. Prior to their disposition, hydro-electric assets were depreciated on a straight-line basis over 95 years. Office furniture and computer equipment are depreciated using the declining balance method at 20% and 30%, respectively. The cost of mineral properties and related exploration and development costs are deferred until the properties are placed into production, sold or abandoned. Capitalized costs are amortized over the estimated useful life of the properties following the commencement of production or written off if the properties are sold, allowed to lapse or abandoned. It is management’s policy to review the carrying value of all mineral properties on an ongoing basis.

MIRAMAR MINING CORPORATION
Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars)

Years ended December 31, 2003 and 2002

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

The Company’s has a stock-based compensation plan which is described in note 10 (c). On May 28, 2002, the Company retroactively to January 1, 2002 removed the stock appreciation rights of all outstanding employee stock options. The Company accounts for all stock-based payments to non-employees, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002, using the fair value based method. No compensation cost is recorded for all other stock-based employee compensation awards. Consideration paid by employees on the exercise of stock options is recorded as share capital and contributed surplus. The Company discloses the pro forma effect of accounting for these awards under the fair value based method.

Under the fair value based method, stock-based payments to non-employees are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of stock-based payments to non-employees is periodically re-measured until the counterparty performance is complete, and any change therein is recognized over the period and in the same manner as if the Company had paid cash instead of paying or using equity instruments. The cost of stock-based payments to non-employees that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

Under the fair value based method, compensation cost attributable to awards to employees that call for settlement by the issuance of equity instruments, is measured at fair value at the grant date and recognized over the vesting period. Compensation cost attributable to awards to employees that call for settlement in cash or other assets is measured at intrinsic value and recognized over the vesting period. Changes in intrinsic value between the grant date and the measurement date result in a change in the measurement of compensation cost. For awards that vest at the end of the vesting period, compensation cost is recognized on a straight-line basis; for awards that vest on a graded basis, compensation cost is recognized on a pro-rata basis over the vesting period.

MIRAMAR MINING CORPORATION
Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars)

Years ended December 31, 2003 and 2002

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

The Company uses forward sales agreements and options for the purpose of managing price and currency exposures on its anticipated gold sales. The Company assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective. Gains and losses relating to such instruments are recorded in income the same period as gold is produced to meet the hedged commitment. Realized and accumulated unrealized gains or losses associated with derivative instruments which have been terminated or cease to be effective prior to maturity, are deferred under other current, or non-current, assets or liabilities on the balance sheet and recognized in income in the period in which the underlying transaction is recognized. In the event a designated hedged item is sold, extinguished or matures prior to the termination of the related derivative instrument, any realized or unrealized gain or loss on such derivative instrument is recognized in income at that time. The fair value charges in ineffective hedges is recognized in the statement of operations due to its nature.

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

The Company uses the asset and liability method of accounting for future income taxes. Under the asset and liability method, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences) and loss carryforwards. Future income tax assets and liabilities are measured using the substantively enacted tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in the results of operations in the period in which the change is substantively enacted. Future income tax assets also result from unused loss carry forwards, resource related pools and other deductions. The amount of future tax assets recognized is limited to the amount that management considers more likely than not to be realized.

(l)	Net earnings (loss) per share:

Basic earnings (loss) per share is calculated by dividing earnings (loss) available to common shareholders by the weighted average number of common shares outstanding in the period. For all periods presented, earnings (loss) available to common shareholders equals the reported earnings (loss). Diluted earnings (loss) per share is calculated by the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted earnings (loss) per share assumes that the proceeds to be received

MIRAMAR MINING CORPORATION
Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars)

Years ended December 31, 2003 and 2002

on the exercise of dilutive stock options are applied to repurchase common shares at the average market price for the period.

For the year ended December 31, 2003, diluted loss per share is the same as basic loss per share as the affect of the outstanding options and warrants would be anti-dilutive.

(m)	Comparative figures:

Certain of the prior year comparative figures have been restated to conform to the presentation adopted for the current year.

2.	Acquisition of Hope Bay Gold

On May 23, 2002, the Company acquired Hope Bay Gold Corporation (“Hope Bay Gold”). Under the terms of the agreement, the Company issued 39,464,430 common shares to shareholders of Hope Bay Gold on the basis of 0.263 shares of the Company for each one Hope Bay Gold share outstanding at April 4, 2002. In addition, the Company issued 2,353,850 stock options and 3,923,872 share purchase warrants as outlined in notes 10 (c) and 10 (d). In 2002 during the period prior to acquisition, the Company loaned Hope Bay Gold approximately $2.5 million, which was used to fund its requirements for the Hope Bay project and to pay general corporate costs.

The fair value of the common shares and warrants and stock options to be issued by the Company was determined based on the average closing price of the Company’s stock at the time the terms of the acquisition were agreed to and announced. The assets acquired and liabilities assumed of Hope Bay Gold have been recorded at their fair values at the acquisition date as follows:

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

MIRAMAR MINING CORPORATION
Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars)

Years ended December 31, 2003 and 2002

3.	Investment in Northern Orion Explorations Ltd.:

During the year ended December 31, 2002, unrelated option holders exercised an option granted by the Company to acquire 48 million shares of Northern Orion Explorations Ltd. (“Northern Orion”) and Northern Orion convertible notes having a face value of $6.9 million for a total purchase price of $3.84 million. As a result of this transaction, the Company ceased equity accounting for its interest in Northern Orion as of June 30, 2002.

At January 1, 2003, the Company had 22 million shares of Northern Orion, which represents approximately 11.7% of Northern Orion and a net proceeds interest royalty (“NPI”) in certain Northern Orion mineral properties which it acquired pursuant to a restructuring agreement with Northern Orion. The NPI entitles the Company to receive the economic equivalent of a 2.5% net smelter return on certain of Northern Orion’s mineral properties as well as 50% of the proceeds from the disposition of certain Northern Orion mineral properties, all to a maximum of $15 million. During the year ended December 31, 2003, Northern Orion consolidated its shares on a one-for-ten basis. Also during 2003, the Company sold a total of 1.7 million shares of Northern Orion for gross proceeds of $5.1 million. The Company has recorded the proceeds as a reduction of the carrying values of its interests in Northern Orion. Recovery of the remaining carrying value of the combined investment amounting to $10.1 million is dependant upon the sale of Northern Orion shares and receipt of net proceeds from eventual production from the properties or their sale by Northern Orion.

4.	Sale of Bluefish:

On April 4, 2003, the Company completed the sale of the Bluefish hydroelectric power plant (“Bluefish”) to Northwest Territories Power Corporation. Bluefish is a 7.0 mega volt-ampere hydroelectric power generating facility, located 25 miles northwest of Yellowknife, which supplies power to the Company’s Con mine. Sale consideration included a non-interest bearing note for $10 million payable on December 31, 2004, the supply of power to the Con mine, free of charge, equal to the historic generation profile of Bluefish until December 31, 2004 (note 16 (b)) and the supply of power to the Con mine, free of charge, at an annual rate of 5 million kilowatts and 18,000 kilo volt-ampere of demand for a five year period from 2005 to 2009, (the “power credits”). The $10 million note receivable and the power credits were recorded at their fair values of $9.3 million and $7.0 million respectively. In addition, the Company recorded a deferred gain of $7.0 million relating to the fair value consideration of the power credits. As the power credits are consumed, the Company recognizes a corresponding gain in the statement of operations. During the year ended December 31, 2003, approximately $2.7 million of the fair value of the power credits was consumed and has been recorded in cost of sales and a corresponding $2.7 million gain has been recorded in other income.

For accounting purposes, the note receivable on the sale of Bluefish will be accreted to its face value of $10 million over the period to its maturity. During 2003, the Company accreted interest of approximately $0.3 million which has been recorded in other income.

5.	Investment in Sherwood Mining Corporation:

As a result of the acquisition of Hope Bay Gold in May 2002 (note 2), the Company holds 40.21% of Sherwood Mining Corporation (“Sherwood”) and commenced equity accounting in June 2002. The Company supplied services on a cost recovery basis to Sherwood totaling $123,526 (2002 – $916,341) during the year ended December 31, 2003. As at December 31, 2003, the Company had received advances of $9,496 (2002 – $133,022) related to the planned exploration program in 2003.

MIRAMAR MINING CORPORATION
Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars)

Years ended December 31, 2003 and 2002

6.	Inventory:

	2003	2002

Gold and silver	$ 2,774	$ 4,074
Materials and supplies (note 7)	3,669	7,089

	$ 6,443	$11,163

7.	Property, plant and equipment:

	2003	2002

Producing:
Property, plant and equipment	$ 55,478	$ 77,064
Deferred exploration and development	51,367	52,584
Accumulated depreciation, depletion and write-downs	(101,029)	(109,846)

	5,816	19,802

Non-Producing:
Property, plant and equipment	2,199	1,977
Mineral properties	127,937	107,983
Accumulated depreciation and depletion	(1,046)	(1,030)

	129,090	108,930

	$ 134,906	$ 128,732

In the second quarter of 2003, the Company recorded a write down of $7.3 million to reflect the revised forecast of cash flow from its Con Mine operations reducing capital assets for the Con Mine by $5.0 million and supplies inventory by $2.3 million. In addition, the Company increased the provision for reclamation and site closure for the Con Mine by $0.5 million to reflect the lower number of gold ounces expected to be produced over the remaining life of the mine. On August 25, 2003, the Company made the decision to terminate mining from its underground operations at the Con Mine in November 2003. As a result of this decision, severance and closure costs of approximately $5.0 million were incurred and paid in the year ended December 31, 2003. These costs relate to severance payments made to employees as well as unrealized gold forward contract losses resulting from reduced gold production forecast impact on the assessment of hedge effectiveness. Mining will continue from the Giant Mine and ore will continue to be processed at the Con Mine milling facility. In the fourth quarter, the Company recorded a further write down of $0.5 million on supplies inventory.

MIRAMAR MINING CORPORATION
Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars)

Years ended December 31, 2003 and 2002

8.	Cash collateral deposits:

The Company has established the following cash deposits with chartered banks to serve as collateral for letters of credit pledged in favour of various governmental agencies and others under several water licenses and mineral exploration and mining agreements. The deposits are invested in guaranteed investment certificates and bear interest at market rates. These funds will be returned to the Company upon completion of reclamation of the properties to which they relate.

	2003	2002

Con Mine water license (note 16(d))	$1,500	$1,500
Bluefish water license	100	100
Giant Mine water license	200	200
Con Mine road permit	50	50
Golden Eagle reclamation	341	405
Talapoosa reclamation	233	233
Hope Bay water licenses and land permits	3,850	3,850

	$6,274	$6,338

9.	Other assets:

	2003	2002

Investments	$100	$106
Other	--	10

	$100	$116

10.	Share capital:

(a)	Authorized:

500, common shares without par value.

(b)	Issued:

	Common shares		Special warrants
	Number of shares	Amount	Number of shares	Amount

Balance December 31, 2001	61,009,783	$ 230,463	2,290,215	$ 2,700

Issued:
Common shares, net of issue costs	19,973,365	34,501
Conversion of special warrants into common shares	2,290,215	2,700	(2,290,215)	(2,700)
Future income tax effect of flow-through shares	--	(3,286)
Common shares issued for acquisition of Hope Bay Gold (note 2)	39,369,688	49,055
Common shares to be issued for acquisition of Hope Bay Gold	94,742	118
On exercise of warrants	19,282	26
On exercise of stock appreciation rights	138,598	--
On exercise of stock options	248,000	231

MIRAMAR MINING CORPORATION
Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars)

Years ended December 31, 2003 and 2002

	Common shares		Special warrants
	Number of shares	Amount	Number of shares	Amount

Balance, December 31, 2002, carried forward	123,143,673	313,808	--	$ --
Issued:
Common shares, net of costs	25,923,574	58,598
Future income tax effect of flow-through shares	--	(4,698)
On exercise of warrants	724,946	1,090
On exercise of stock options	1,842,700	2,281

Balance December 31, 2003	151,634,893	$ 371,079	--	$ --

On March 11, 2002, the Company completed a private placement of 2,666,666 flow-through common shares at a price of $1.50 per common share. The agent for the flow though share offering received commissions of $260,000 on closing and an option to purchase 186,666 common shares at $1.50 per share that expires on March 11, 2004 of which 133,962 were exercised. The fair value of these options at the grant date was $30,000 and has been shown on a net basis in share capital.

On June 20, 2002, the Company completed a private equity placement consisting of 12,500,000 units at a price of $2.00 per unit plus 2,500,000 flow-through common shares at a price of $2.00 per share for gross proceeds of $30, through a syndicate of underwriters. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to acquire one additional common share at a price of $2.50 until June 20, 2003 which expired unexercised. The syndicate of underwriters received a 6% commission totalling $1,800,000 on closing and an option to purchase 900,000 common shares at $2.03 per share until June 20, 2003 which expired unexercised. The fair value of these options at the grant date was $125,000 and has been recorded on a net basis in share capital.

On December 19, 2002, the Company completed a private placement of 2,306,699 flow-through common shares at a price of $1.50 per common share. The agent for the flow-though share offering received commissions of $192,000 on closing and an option to purchase 128,000 common shares at $1.50 per share that expired on December 19, 2003 which was exercised prior to expiry. The fair value of these options at the grant date was $33,000 and has been recorded on a net basis in share capital.

On June 25, 2003, the Company completed a private placement of 3,572,000 flow-through common shares at a price of $2.10 per common share. The Company must incur Canadian exploration expenditures as defined in the Income Tax Act (Canada) in the amount of $7,501,200 by December 31, 2004. The underwriter for the flow-though share offering received commissions of $437,850 on closing and an option to purchase 208,500 common shares at $2.10 per share that expires on June 25, 2004. The fair value of these options at the grant date was $75,000 and has been shown on a net basis in share capital.

On August 14, 2003, the Company completed a public offering of 16,700,000 common shares at a price of $2.10 per share for gross proceeds of $35,070,000. The underwriters received commissions of $1,753,500 and an option to purchase 835,000 common shares at $2.10 per share that expires on February 14, 2005. The fair value of these options at the grant date was $410,000 and has been shown on a net basis in share capital.

On December 10, 2003, the Company completed a private placement of 4,151,574 flow-through common shares at a price of $3.65 per common share and 1,500,000 units at a price of $3.05 per unit for gross proceeds totalling $19,728,245. Each unit consisted of one common share and one-half of one common share purchase warrant. In consideration for their services the underwriters received $922,250 and broker warrants exercisable to purchase 265,000

MIRAMAR MINING CORPORATION
Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars)

Years ended December 31, 2003 and 2002

2005. common shares at $3.05 per common share until June 10, 2005. The fair value of these warrants at the grant date was $156,000 and has been shown on a net basis in share capital. The Company must incur Canadian exploration expenditures as defined in the Income Tax Act (Canada) in the amount of $15,153,245 by December 31, 2004.

(c)	Stock options:

Stock options are granted at the closing market price of the common shares on the last trading day before the date of grant. Options have a maximum term of ten years and usually terminate 30 days following the termination of the optionee’s employment. The vesting periods of stock options granted vary with terms determined by the Board of Directors. At December 31, the Company had stock options outstanding as follows:

	2003		2002

	Shares options	Average exercise price	Shares options	Average exercise price

Outstanding, beginning
of year	4,273,721	$1.25	1,722,121	$1.33
Granted	1,730,318	1.94	1,009,500	1.24
Converted on acquisition of
Hope Bay Gold (note 2)	--	--	2,353,850	1.37
Exercised	(1,842,700)	1.24	(577,000)	0.88
Forfeited or expired	(54,000)	1.20	(234,750)	3.99

Outstanding, end of year	4,107,339	$1.54	4,273,721	$1.25

During the year ended December 31, 2003, no compensation costs were recorded in the statement of operations for options granted to employees. Had compensation costs been determined using the fair value based method at the grant dates for awards under the Plan, the Company’s pro forma net earnings, earnings per share and fully diluted earnings per share would have been as follows:

	2003	2002

Pro forma earnings (loss)	$ (18,423)	$ 204
Pro forma earnings (loss) per share, basic and diluted	$ (0.14)	$ 0.00

The compensation costs reflected in these pro forma amounts were calculated using the Black-Scholes option pricing model assuming a risk-free interest rate of 4.3%, a dividend yield of 0%, an expected volatility of 55% and expected lives of stock options of 5 years. As at December 31, 2003, 3,807,339 options were fully vested and expire as follows:

Year	Number	Exercise price

2004	158,000	1.30
2005	767,600	1.74
2006	1,403,521	1.16
2007	516,000	1.22
2008	962,218	1.96

Subsequent to December 31, 2003, the Company granted 2,664,060 stock options at an average price of $3.10.

MIRAMAR MINING CORPORATION
Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars)

Years ended December 31, 2003 and 2002

(d)	Warrants and brokers compensation options:

At December 31, the Company had warrants and brokers compensation options outstanding as follows:

	2003		2002

	Warrants and options	Average exercise price	Warrants and options	Average exercise prise

Outstanding, beginning
of year	10,479,539	$6.13	206,116	$ 1.30
Granted	1,308,500	2.29	7,464,666	2.40
Converted on acquisition of
Hope Bay Gold (note 2)	--	--	3,923,872	7.53
Exercised	(724,946)	1.51	(19,282)	1.37
Forfeited or expired	(9,701,889)	6.50	(1,095,833)	11.24

Outstanding, end of year	1,361,204	$2.26	10,479,539	$ 6.13

11.	Income and resource taxes:

At December 31, 2003, the Company has unused tax loss carry forwards in Canada of $33.8 million (2002 — $29.0 million) expiring between the years 2004 and 2010 which are available to reduce taxable income and capital losses of $59.5 million (2002 — $43.7 million) which are available indefinitely, but can only be utilized against capital gains. The ability of the Company to utilize the loss carry forwards and the capital losses is not considered more likely than not and therefore a valuation allowance has been provided against the tax assets.

The tax effect of the significant components within the Company’s future tax asset (liability) at December 31 were as follows:

	2003	2002

Loss carry-forwards	$ 11,791	$ 10,864
Capital losses	10,590	7,780
Property, plant and equipment	15,253	11,736
Canadian mining royalty	--	14,232
Canadian resource deductions	2,137	4,378
Reclamation liabilities	2,854	2,535
Equity investment	730	3,637
Other	4,006	1,701

	47,361	56,863
Valuation allowance	(47,361)	(56,863)

Net future tax asset	--	--

	2003	2002

Future income tax liability of Hope Bay Gold (note 2)	(8,293)	(12,140)
Future income tax liability on flow-through shares	(9,588)	(6,735)

Net future income tax liability	$(17,881)	$(18,875)

MIRAMAR MINING CORPORATION
Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars)

Years ended December 31, 2003 and 2002

The income tax expense differs from the amounts computed by applying the combined federal and provincial income tax rate of 34.1% (2001 – 43.1%) to pretax losses as a result of the following:

	2003	2002

Earnings (losses) before equity loss and income taxes	$(22,811)	$1,230

Computed "expected" tax expense (recovery)	$(7,605)	$ 530
Adjustment to income taxes resulting from change in
valuation allowance	(9,502)	(530
Adjustment to future tax assets and liabilities for enacted
changes in tax rates	(5,483)	--
US losses not recognized	3,229	--
Canadian mining royalty pools not recognized	14,232	--
Share issue costs	(1,263)	--
Losses expired	1,960	--
Capital taxes	436	254
Other	(1,270)	--

Income taxes	$(5,266)	$ 254

12.	Pension plan and other post-retirement benefits:

The Company has four defined benefit pension plans covering substantially all of the employees at the Con Mine and the Giant Mine. These plans are funded on an ongoing basis, based on periodic actuarial valuations and statutory requirements. In addition, the Company, by practice, provides for other post-retirement benefits. The ultimate liability for these benefits is estimated for accounting purposes on an ongoing basis using periodic actuarial calculations.

Summary information related to the defined benefit pension plans and other benefits are as follows:

	Pension benefit plans		Other benefit plans
	2003	2002	2003	2002

Accrued benefit obligation	$ 16,621	$ 16,394	$ 142	$ 1,010
Fair value of plan assets	14,927	12,969	--	--

Funded status surplus (deficit)	(1,694)	(3,425)	(142)	(1,010)
Unamortized past service costs	1,878	857	(328)	(499)
Unamortized experience loss (gain)	202	2,244	--	--

Accrued benefit asset (liability)	$ 386	$ (324)	$(470)	$(1,509)

MIRAMAR MINING CORPORATION
Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars)

Years ended December 31, 2003 and 2002

Reconciliation of accrued benefit obligation:

	Pension benefit plans		Other benefit plans
	2003	2002	2003	2002

Balance, beginning of year	$ 16,393	$ 14,305	$ 1,010	$ 947
Current service cost	670	730	27	27
Interest cost	1,099	1,062	68	65
Benefits paid	(1,122)	(827)	(68)	(29)
Plan improvement	--	864	--	--
Actuarial gains (losses)	633	260	3	--
Gain due to curtailment	(1,052)	--	(898)	--

Accrued benefit obligation, end of year	$ 16,621	$ 16,394	$ 142	$ 1,010

Reconciliation of plan assets:

	Pension benefit plans		Other benefit plans
	2003	2002	2003	2002

Fair value, beginning of year	$ 12,968	$ 14,625	$--	$--
Actual return on plan assets	1,727	(1,309)	--	--
Employer contributions	1,354	480	--	--
Benefits paid	(1,122)	(827)	--	--

Fair value of plan assets, end of year	$ 14,927	$ 12,969	$--	$--

Pension expense during the year for the pension plans was $1,984,000 (2002 — $803,000). Other benefit plans recovery for the year is $970,300 (2002 – $158,400). Pension expense for the year was comprised of the following:

	2003	2002

Current service cost	$ 670	$ 730
Interest cost	1,099	1,062
Expected return on plan assets	(981)	(1,083)
Amortization of experience gains/(losses)	542	11
Amortization of past service costs	294	83

Loss due to curtailment	360	--

	$ 1,984	$ 803

In two (2002 – two) of the defined benefit pension plans, the accrued benefit obligation exceeds the fair value of plan assets at year-end by $2,829,000 (2002 — $4,433,000). Payments are being made to fund the excess of the accrued benefit obligation over the fair value of plan assets in accordance with applicable legislation. For purposes of measuring other benefits, an 80% probability was assigned to termination of employees in five years due to mine closure.

The significant actuarial assumptions used in 2003 and 2002 in the measurement of the Company’s benefit obligation are shown in the following table:

	Pension benefits	Other benefits

Discount rate	6.25%	6.25%
Expected long-term rate of return on plan assets	7.50%	n/a
Weighted average rate of compensation increase	2.00%	n/a

MIRAMAR MINING CORPORATION
Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars)

Years ended December 31, 2003 and 2002

13.	Business segments:

(a)	Reportable Segments – The Company’s operating mine produces gold and is located in Canada. Hope Bay is an exploration stage gold property located in Canada. Reportable assets and revenues do not differ materially from the amounts disclosed in these consolidated financial statements, as there are no material inter-segment sales.

(b)	Geographic Segments — The Company operates in Canada.

The Company’s property, plant and equipment and expenditures, revenues and earnings (loss) before equity loss and income taxes by operating and geographic segment are as follows:

12 months ended December 31, 2003	Property, plant and equipment	Expenditures on property, plant and equipment	Revenues	Earnings (loss) before equity loss and income taxes

Gold operations	$ 5,780	$ 3,908	$ 45,602	$(19,444)
Gold exploration	128,024	20,911	--	--
Other	1,102	112	1,275	(2,858)

	$134,906	$24,931	$ 46,877	$(22,302)

12 months ended December 31, 2003	Property, plant and equipment	Expenditures on property, plant and equipment	Revenues	Earnings (loss) before equity loss and income taxes

Gold operations	$ 19,802	$ 6,669	$53,122	$ 3,668
Gold exploration	107,983	73,815	--	--
Other	947	94	945	(2,438)

	$128,732	$80,578	$54,067	$ 1,230

14.	Financial risk management:

(a)	Gold hedging:

In order to manage its exposure to fluctuations in the price of gold, the Company enters into fixed forward, spot deferred and options contracts in the course of its business. Forward sales agreements obligate the Company to sell gold at a specified price on a specified date. Spot deferred contracts allow the Company to defer the delivery of gold under the contracts to a later date at the original contract price plus the prevailing premium (contango) at the time of the deferral, thereby allowing the Company to participate in current market price increases while providing future downside protection. Put options provide the holder with the right, but not the obligation, to sell gold at the contract price. Call options written provide the holder with the right, but not the obligation, to purchase gold at the contract price.

The Board of Directors has approved a hedging policy and reviews the Company’s hedging position periodically. As at December 31, 2003, the Company had entered into the following gold contracts:

Anticipated delivery/expiry	Hedged ounces	Average price per ounce	Call options sold	Average price per ounce

2004	19,800	CAD $478	36,000	CAD $478

MIRAMAR MINING CORPORATION
Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars)

Years ended December 31, 2003 and 2002

(b)	Credit risks:

The Company’s ability to realize on the above contracts is dependent upon the ability of the counter-parties to perform in accordance with the terms of the agreements. The Company deals only with major financial institutions with investment grade credit ratings and does not expect any counter-parties to fail to meet their obligations.

15.	Financial instruments:

Fair value estimates are made at the balance sheet date, based upon relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties in significant matters of judgement. Changes in assumptions and market conditions could significantly affect these estimates. Factors used in determining the fair value of gold call options are the contracted sales price of gold in comparison to current spot price and the probability of movements in the price of gold over the term of the option. As at December 31, 2003, the combination of the spot price of U.S. 415 per ounce and the probability of future price changes has had a significant effect on the fair value of gold call options sold. However, the effect of the probability of future price changes on the fair value estimate diminishes over the life of the option. The carrying values of all financial instruments approximated fair values, except the investment in Sherwood and derivative instruments. In addition, the fair value of the investment in Northern Orion is undeterminable due to the inherent difficulty in the determination of the fair value of such an instrument.

The fair value excess (deficiency) of derivative instruments and the fair values based on the quoted market values and carrying values of the investment in Sherwood and other assets, at December 31 are as follows:

	2003		2002
	Carrying value	Fair value	Carrying value	Fair value

Investment in Sherwood	$ 294	$ 3,350	$ 803	$ 1,200
Other assets	100	1,500	116	116
Derivatives:
Gold forward sales cont	ts --	(1,270)	(1,225)	(5,382)
Gold calls sold	(1,742)	(2,596)	(940)	(4,300)

The Company has an agreement with a financial institution for the purchase and sale of swaps and derivatives that contains certain financial covenants that the Company must maintain with respect to net tangible assets, current ratio, total liabilities, trade creditors and liquid assets. If the Company fails to meet any of these covenants, the financial institution has the right to demand payment of the net value of any contracts that are outstanding at the time of default. As a result of the termination of underground mining at the Con mine, the Company was in breach of certain of these financial covenants. However, the financial institution has agreed in writing to modify the affected covenants for a period of time which the Company believes is sufficient in order for the Company to comply with the covenants.

16.	Commitments and contingencies:

(a)	Miramar Con Mine Ltd. (“MCML”) is committed to the purchase of $780,000 of liquid oxygen per annum through 2007, subject to an ongoing purchase option in the Company’s favour at the discounted value of the remaining payments.

MIRAMAR MINING CORPORATION
Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars)

Years ended December 31, 2003 and 2002

(b)	As part of the arrangement to sell Bluefish described in note 4, the Company has entered into an indemnity agreement with NERCO Minerals Company (“NERCO”), the previous owners of the Con Mine, in which the Company agrees to hold NERCO harmless against any future third party claims that relate to environmental conditions of the Con Mine. The terms of the indemnity agreement provide for no limitation to the maximum potential future payments under the guarantee. The Company has not provided for any current carrying amount of the liability, contingent or otherwise, for the obligations under the guarantee. The Company has granted the indemnification in order to allow NERCO to release a similar guarantee provided by Red Lion Management Ltd. (“Red Lion”) in connection with the acquisition of the Con Mine. Red Lion held a security interest in all the assets of the Con Mine, including the Bluefish assets, as collateral for the indemnity against environmental liability given to NERCO. As security for the indemnification given to NERCO, the Company has granted a security interest on the Con Mine assets to NERCO and agreed that the net proceeds from the sale of these assets will be placed in a reclamation security trust, to be used to pay for the eventual reclamation of the mine.

(c)	As a condition of the acquisition of the Giant Mine assets, Miramar Giant Mine Ltd. (“MGML”) has established cash collateral security of $200,000 (note 8) and has issued promissory notes payable in the total amount of $6.8 million as security under the existing water licence. The promissory notes are secured solely by the Giant Mine assets and are due only from MGML upon default of the Reclamation Security Agreement (“RSA”). No value has been ascribed to this security interest in the consolidated financial statements. The amendment to the RSA completed in November 2001 provided that MGML continue to operate the mine and hold the property in compliance with environmental requirements for an indefinite term. In compensation for environmental and holding costs, MGML will be reimbursed $300,000 monthly by Department of Indian Affairs and Northern Development (“DIAND”). Termination of the RSA agreement by MGML requires written notice one month prior to termination date.

(d)	On August 8, 2000, MCML received a renewal water licence for the Con Mine issued under the Northwest Territories Waters Act. This licence expires on July 29, 2006. As a condition of a water license held by the MCML, the Company maintains security deposits for the cost of future reclamation. On April 4, 2003, the Company completed an agreement with DIAND the to fund security deposits by assigning the Company’s right to $10 million receivable from the Northwest Territories Power Corporation (note 4) in connection with the sale of Bluefish and assigning the $10 million promissory note receivable from the Northwest Territories Power Corporation to DIAND. The proceeds, once received by DIAND, are to be deposited in a reclamation security trust established by the Company. The Company will also maintain the existing bond of $1.5 million (note 8) until such time as the reclamation security trust contains $9 million or such other amount as is required by the terms of the Water License as security. The reclamation security trust will be used to fund the reclamation of the site on completion of operations.

(e)	In 1995, the Company entered into a joint exploration transaction with an investor that resulted in the sale of an interest in the assets comprising the Con Mine. The transaction was based upon an independent valuation prepared for the Company. In 2000, Canada Revenue Agency (“CRA”) issued a re-assessment notice challenging the valuation that formed the basis for this transaction. This re-assessment does not give rise to any taxes payable by the Company. However, as part of the transaction in 1995, the Company agreed to compensate the investor for any shortfall in the value of the assets transferred to a maximum of $2.7 million plus accrued interest, which amounts to approximately $1.8 million at December 31, 2003, such amounts to be payable should a ruling denying the transfer of certain tax pools be made against the Company. The Company has requested certain information from CRA and is awaiting a response. While management intends to strenuously defend the independent valuation, the outcome of this issue is not yet determinable. No provision for these costs has been recorded at December 31, 2003.

MIRAMAR MINING CORPORATION
Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars)

Years ended December 31, 2003 and 2002

(f)	In October 2002, the Company entered into a long-term lease for office space for its corporate and exploration office. The Company has minimum commitments under operating leases for its premises totalling approximately $225,000 annually for ten years.

(g)	On November 17, 2003, the Company entered into a letter agreement with Kinross Gold Corporation whereby the Company has the option to earn a 60% interest in the George and Goose Lake projects in Nunavut. Under the terms of the letter agreement, the Company would earn a 60% interest in the properties and related rights and facilities by spending a total of $25 million over a 30 month period. Subsequent to December 31, 2003, a formal agreement was finalized and executed.

3.   SUPPLEMENTARY INFORMATION
RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

KPMG LLP
Chartered Accountants
Box 10426, 777 Dunsmuir Street
Vancouver BC V7Y 1K3
Canada

Telephone (604) 691-3000
Telefax (604) 691-3031
www.kpmg.ca

AUDITORS' REPORT

To the Board of Directors and Shareholders of
Miramar Mining Corporation

Under date of February 27, 2004, we reported on the consolidated balance sheets of Miramar Mining Corporation (the "Company") as at December 31, 2003 and 2002, and the consolidated statements of operations and deficit and cash flows for each of the years in the two years ended December 31, 2003, which are included in this annual report on Form 40-F. In connection with our audits conducted in accordance with Canadian generally accepted auditing standards of the aforementioned consolidated financial statements, we also have audited the related supplemental information entitled "Reconciliation with United States Generally Accepted Accounting Principles". This supplemental information is the responsibility of the Company's management. Our responsibility is to express an opinion on this supplemental information based on our audits.

In our opinion, such supplemental information, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

KPMG LLP

Chartered Accountants

Vancouver, Canada
February 27, 2004

KPMG LLP, a Canadian owned limited liability partnership established under the laws of Ontario, is the Canadian member firm of KPMG International, a Swiss nonoperating association.

MIRAMAR MINING CORPORATION
Supplementary Information, Page 1
Reconciliation with United States Generally Accepted Accounting Principles
(Dollar amounts expressed in thousands of Canadian dollars,
except per share amounts)

Years ended December 31, 2003 and 2002
================================================================================

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
     GAAP difference.

     Stock options granted to non-employees for services rendered to the Company are required to be accounted  for based on a fair value  methodology.  This method is similar to the Canadian GAAP standard  adopted for grants made on or after January 1, 2002,  and, as such, does not result in a Canadian/U.S.
     GAAP difference for the years presented.

     In prior  years,  the  Company  had  issued  stock  options  that  could be exercised as share  appreciation  rights providing for an optionee to elect to terminate options and to receive an amount in common shares equal to the difference between the fair market value at the time of termination and the exercise price for those options  terminated.  Under U.S. GAAP, such rights are considered to be compensatory in nature and the changes in the value of shares issuable as stock  appreciation  rights are recognized on an ongoing basis by a charge or credit to income. During 2002, the Company removed the stock  appreciation  rights from its stock option plan for all  outstanding employee stock options. Accordingly,  under Canadian GAAP, such options are not considered to be stock  appreciation  rights at the date of adoption of the new Canadian  standard.  However,  a charge  (credit) to  operations of
     $1,234 in 2002 would be required  under U.S. GAAP  reflecting the effect of changes  in the  market  price of the  Company's  shares to the date of the removal of the rights.

     Effective  January 1, 2004,  the Company is adopting  the amended  Canadian accounting standard for stock-based compensation which will require the use of  the  fair  value  method  to  calculate  all  stock-based  compensation associated  with  granting  stock  options.  This  standard will be applied retroactively to all grants made on or after January 1, 2002.

     For purposes of the reconciliation to U.S. GAAP, the Company plans to adopt
     the  fair  value  method  in  accordance  with  the  modified   prospective
     transition   provisions  pursuant  to  Statement  of  Financial  Accounting
     Standards No. 148,  "Accounting for  Stock-Based  Compensation - Transition
     and  Disclosure".  Accordingly,  adoption  of these new  Canadian  and U.S.
     standards  is not  expected to result in a  significant  difference  in the
     impact  on  net  income  (loss)  arising  from   stock-based   compensation
     arrangements.

MIRAMAR MINING CORPORATION
Supplementary Information, Page 2
Reconciliation with United States Generally Accepted Accounting Principles
(Dollar amounts expressed in thousands of Canadian dollars,
except per share amounts)

Years ended December 31, 2003 and 2002
================================================================================

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

          As a result of expensing exploration costs of $18,349 (2002 - $8,851), the related  future income tax liability  recorded under Canadian GAAP is reversed by crediting  share capital.  As such,  total  liabilities would be decreased by $9,588 (2002 - $6,735) and shareholders'  equity would increase by $9,588 (2002 - $6,735).

     (c)  Derivative financial instruments:

          Effective January 1, 2001, the Company adopted FASB Statement No. 133,
          "Accounting for Derivative  Instruments and Hedging Activities" ("SFAS
          133"), and the  corresponding  amendments under FASB Statement No. 138
          ("SFAS 138"). SFAS 133 and 138 requires that all derivative  financial instruments  that do not  qualify as a hedge be measured at fair value and recognized in the financial  statements  regardless of the purpose or  intent  for  holding  them.  Changes  in the  fair  value  of such
          derivative  financial  instruments  are  recognized   periodically  in
          income.  For U.S.  GAAP,  all written call options sold are carried at fair value with the changes in fair value recorded to operations.  The
          Company  has  determined  that its  gold  forward  contracts  meet the definition  of normal sales  contracts as the  obligations  are met by physical  delivery of gold,  and therefore are excluded from the scope of SFAS No. 133 and 138.

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

MIRAMAR MINING CORPORATION
Supplementary Information, Page 3
Reconciliation with United States Generally Accepted Accounting Principles
(Dollar amounts expressed in thousands of Canadian dollars,
except per share amounts)

Years ended December 31, 2003 and 2002
================================================================================

     (d)  Flow-through equity financing (continued):

          For U.S. GAAP,  the amount  received by the Company on the issuance of flow-through  shares in excess of the fair  value of common  shares is required to be credited to liabilities and included in operations over the period in which the  Company  incurs the  qualified  expenditures.
          During 2003, total  flow-through  share premiums  received were $4,221
          (2002 - $1,317),  of which $1,186  relates to  qualified  expenditures made in 2003 (2002 - $1,138) and, therefore,  would have been credited to earnings  under U.S.  GAAP as a deferred  tax  benefit,  and $3,035 would remain in  liabilities  at December 31, 2003 (2002 - $179) under
          U.S.  GAAP.  In addition,  the $179 premium  liability at December 31,
          2002  would  be  credited  to  earnings  in  2003  as  the   qualified
          expenditures were made in 2003.

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
          GAAP.  Such amounts would be required to be disclosed  separately in a consolidated  balance sheet prepared in accordance  with U.S. GAAP. As at December 31, 2003, unexpended flow-through funds were $14,769 (2002
          - $4,834).

     (e)  Investments:

          Under Financial  Accounting  Standards No. 115 "Accounting for Certain
          Investments in Debt and Equity  Securities" ("FAS 115"), the Company's
          portfolio investments and marketable securities would be classified as available-for-sale  securities  and carried at fair value.  Unrealized holding gains and losses on available-for-sale securities are excluded from earnings under U.S. GAAP and reported in a separate  component of shareholders' equity until realized net of the related tax effect.

     (f)  Revenue recognition:

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

     (g)  Accounting for asset retirement obligations:

          In June 2001, the Financial Accounting Standards Board ("FASB") issued
          Statement of Financial  Accounting  Standards No. 143, "Accounting for
          Asset  Retirement  Obligations"  ("SFAS  143").  SFAS 143 requires the
          Company to record the fair value of an asset retirement  obligation as a  liability  in the  period  in  which it  incurs a legal  obligation associated  with the  retirement  of tangible  long-lived  assets that result from the acquisition,  construction,  development and/or normal use of the assets.  The Company  also  records a  corresponding  asset which  is  amortized  over the life of the  asset.  Subsequent  to the initial measurement of the asset retirement obligation, the obligation will be  adjusted  at the end of each period to reflect the passage of time  (accretion  expense)  and changes in the  estimated  future cash flows underlying the obligation  (asset retirement cost). For purposes of the reconciliation,  the Company adopted SFAS 143 effective January
          1, 2003.

MIRAMAR MINING CORPORATION
Supplementary Information, Page 4
Reconciliation with United States Generally Accepted Accounting Principles
(Dollar amounts expressed in thousands of Canadian dollars,
except per share amounts)

Years ended December 31, 2003 and 2002
================================================================================

     (g)  Accounting for asset retirement obligations (continued):

          Canadian  GAAP  requires the Company make an estimation of future site
          reclamation   costs  based  on  undiscounted   future  cash  outflows.
          Previously,  US accounting principles for asset retirement obligations were comparable to Canadian accounting principles.

          Under U.S. GAAP, on January 1, 2003, the Company would have recorded a gain of $1,708 as the  cumulative  effect of the change in  accounting principle, a net increase of $607 to property, plant and equipment and a reduction of the provision for site closure and reclamation costs of
          $1,101  to  reflect  the  effect  of  this  change  in the  method  of accounting for asset  retirement  obligations  compared to the amounts previously  recorded in the Company's  financial  statements  prepared under Canadian and U.S. GAAP.

          For the year ended  December 31, 2003,  the  application  of the asset retirement  obligation standard in U.S. GAAP to the Company would have decreased site closure and  reclamation  costs recorded under Canadian
          GAAP by  $861,  and  increased  the  provision  for site  closure  and reclamation  costs with  respect to  accretion  by $659 and  increased depreciation  expense with respect to  amortization of the increase in property, plant and equipment by $243.

          The continuity of the reserve for site closure and  reclamation  costs under  U.S.  GAAP for the year  ended  December  31,  2003 would be as follows:

-----------------------------------------------------------------------------
 Balance, December 31, 2002                                       $    9,142
 Impact of adoption of SFAS No. 143                                   (1,101)
-----------------------------------------------------------------------------
 Opening balance after cumulative effect of change in
    accounting policy                                                  8,041

 Liabilities incurred in the current year                                  -
 Site closure and reclamation costs incurred                            (172)
 Accretion expense                                                       659
-----------------------------------------------------------------------------
 Balance, December 31, 2003                                       $    8,528
-----------------------------------------------------------------------------

          Effective  January 1, 2004,  the Company is adopting  the new Canadian
          accounting  standard  for  asset  retirement  obligations,   which  is
          substantively  the  same as SFAS  143.  On  adoption  of the  Canadian standard, the amount of the adjustment to site closure and reclamation costs will be  measured  retroactively  and  recognized  on January 1,
          2004.  Accordingly,  the above difference  between Canadian and United
          States  accounting  principles  will be eliminated for 2004 and future periods.

     (h)  Impact of recent United States accounting pronouncements:

          (i)  During  2003,  FASB  issued  Financial   Interpretation  No.  46,
               "Consolidation  of Variable Interest  Entities",  which addresses the consolidation of variable interest entities  (including those referred to as  "Special-Purpose  Entities").  The  provisions of this  interpretation,  as  revised,  would be  effective  for the
               Company in the three month period  ending March 31, 2004.  As the
               Company does not currently  hold  interests in variable  interest entities,  adoption of the provisions of this  Interpretation are not expected to impact the consolidated financial statements.

MIRAMAR MINING CORPORATION
Supplementary Information, Page 5
Reconciliation with United States Generally Accepted Accounting Principles
(Dollar amounts expressed in thousands of Canadian dollars,
except per share amounts)

Years ended December 31, 2003 and 2002
================================================================================

     (h)  Impact of recent United States accounting pronouncements (continued):

          (ii) In November  2002,  the EITF  reached a consensus on Issue 00-21,
               "Revenue Arrangements with Multiple Deliverables" ("EITF 00-21").
               This  consensus   addresses  issues  related  to  separating  and
               allocating value to the individual  elements of a single customer arrangement  involving  obligations  regarding multiple products, services, or rights which may be fulfilled at different points in time or over  different  periods of time.  EITF 00-21 guidance is applicable  for  arrangements  entered  into  in  fiscal  periods beginning after June 15, 2003. The adoption of EITF 00-21 has not had a material  effect on the  Company's  consolidated  financial statements.

     The effect of the material  measurement  differences  between Canadian GAAP and U.S. GAAP on the amounts reported in the  consolidated  balance sheets, statements of operations and cash flows are as follows:

--------------------------------------------------------------------------------
Balance Sheets                                                 2003        2002
--------------------------------------------------------------------------------
Assets, under Canadian GAAP                                $244,118    $203,423
Mineral property exploration and development (b)            (41,135)    (22,787)
Adjustment to equity investment for mineral property
   exploration and development (b)                             (339)       (336)
Adjustment for unrealized holding gain (e)                    2,784       1,610
Addition to mineral property and development costs (g)          364           -
--------------------------------------------------------------------------------
Assets, under U.S. GAAP                                    $205,792    $181,910
--------------------------------------------------------------------------------
Liabilities, under Canadian GAAP                           $ 41,678    $ 40,755
Future income tax liability (b)                              (9,588)     (6,735)
Fair value of written call options (c)                          854       3,360
Premium on unexpended flow-through funds (d)                  3,035         179
Adjustment to provision for site closure and                 (1,303)          -
    reclamation costs (g)
--------------------------------------------------------------------------------
Liabilities, under U.S. GAAP                               $ 34,676    $ 37,559
--------------------------------------------------------------------------------
Shareholders' equity, under Canadian GAAP                  $202,440    $162,668
Mineral property exploration and development (b)            (41,135)    (22,787)
Adjustment to equity loss for mineral property
   exploration and development (b)                             (339)       (336)
Future income tax liability (b)                               9,588       6,735
Fair value of call options (c)                                 (854)     (3,360)
Premium on unexpended flow-through funds (d)                 (3,035)       (179)
Adjustment for asset retirement obligations (g)                 (41)          -
Adjustment for unrealized holding gain (e)                    2,784       1,610
Cumulative effect of change in accounting policy (g)          1,708           -
--------------------------------------------------------------------------------
Shareholders' equity, under U.S. GAAP                      $171,116    $144,351
--------------------------------------------------------------------------------

MIRAMAR MINING CORPORATION
Supplementary Information, Page 6
Reconciliation with United States Generally Accepted Accounting Principles
(Dollar amounts expressed in thousands of Canadian dollars,
except per share amounts)

Years ended December 31, 2003 and 2002
================================================================================

--------------------------------------------------------------------------------
                                                      Years ended December 31,
                                                      -----------------------
Statements of Operations                                       2003       2002
--------------------------------------------------------------------------------
Net earnings (loss) for the year,
   Canadian GAAP                                            $(17,555)  $    604
Change in fair value of share appreciation rights (a)              -     (1,234)
Mineral property exploration costs and writedowns (b)        (18,349)    (8,851)
Adjustment to equity loss for mineral property
   exploration and development (b)                                (3)      (336)
Premium on flow-through shares (d)                             1,365      1,138
Change in fair value of outstanding contracts (c)                  -         (9)
Change in fair value of written call options (c)               2,506     (2,455)
Adjustment for differences in asset retirement
   obligations (g)                                               (41)         -
--------------------------------------------------------------------------------
Loss for the year under U.S. GAAP before cumulative
   effect of change in accounting policy                     (32,077)   (11,143)
Cumulative effect of adjustment for change in
   accounting policy for site closure and
   reclamation costs (g)                                       1,708          -
--------------------------------------------------------------------------------
Loss for the year, U.S. GAAP                                 (30,369)   (11,143)

Other comprehensive income:
     Adjustment for unrealized holding gain (e)                1,174      1,610
--------------------------------------------------------------------------------
Comprehensive loss                                          $(29,195)  $ (9,533)
--------------------------------------------------------------------------------
Loss per share before cumulative effect of change
   in accounting policy, basic and diluted under
    U.S. GAAP                                               $  (0.24)  $  (0.12)
--------------------------------------------------------------------------------
Loss per share, basic and diluted under U.S. GAAP           $  (0.23)  $  (0.12)
--------------------------------------------------------------------------------

Diluted loss per share has not been presented as it would be anti-dilutive.

--------------------------------------------------------------------------------
                                                        Years ended December 31,
                                                        ------------------------
Statements of Cash Flows                                   2003            2002
--------------------------------------------------------------------------------
Cash provided by operating activities, under
   Canadian GAAP                                          $(12,022)     $ 8,025
Mineral property exploration and development
   expenditures (b)                                        (18,349)      (8,851)
--------------------------------------------------------------------------------
Cash used in operating activities, under U.S. GAAP        $(30,371)     $  (826)
--------------------------------------------------------------------------------
Cash used in investing activities, under Canadian
   GAAP                                                   $  3,889      $40,191)
Mineral property exploration and development
   expenditures (b)                                         18,349        8,851
--------------------------------------------------------------------------------
Cash used in investing activities, under U.S. GAAP        $ 22,238      $31,340)
--------------------------------------------------------------------------------
Cash provided by financing activities, under Canadian
   GAAP                                                   $ 61,696      $34,758
Change in restricted cash from issue of flow-through
   shares (d)                                               (9,935)      (4,143)
--------------------------------------------------------------------------------
Cash provided by financing activities, under U.S. GAAP    $ 51,761      $30,615
--------------------------------------------------------------------------------
Cash and cash equivalents end of year, under Canadian
   GAAP                                                   $ 69,921      $16,085
Restricted cash from issue of flow-through shares (d)      (14,769)      (4,834)
--------------------------------------------------------------------------------
Cash and cash equivalents end of year, under U.S. GAAP    $ 55,152      $11,251
--------------------------------------------------------------------------------

4.   MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS
AND RESULTS OF OPERATIONS

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW

The Company’s mining and exploration assets are all gold assets in Canada’s North. They include the Hope Bay belt in Nunavut, an option on the George and Goose Lake projects in Nunavut and the Giant Mine in Yellowknife in the Northwest Territories. The Company has built up considerable experience in operations, exploration and logistics in the North as this is where the Company has focused its activities.

2003 Highlights

•	Successful exploration activity at Hope Bay resulting in a 25% increase in resources.

•	Drilling at Madrid resulted in expansion of the mineralization at Suluk.

•	Deep drilling at Boston resulted in a high-grade intercept well below previous defined resources.

•	Completion of an agreement on an option to earn 60% of the George and Goose Lake projects.

•	Equity financings of $62 million (net) completed during the year.

•	Mining terminated at the Con Mine in November as result of continued poor mining performance.

•	Production of 84,269 ounces of gold at cash costs of US$380 per ounce.

•	Consolidated net loss of $17.6 million, $0.13 per share. Excluding write down, closure and severance costs for Con Mine and gain related to future income taxes, the net loss was $10.5 million, $0.08 per share.

During 2003, the major focus of the Company continued to be the advancement of the Hope Bay project through exploration drilling programs and the completion of a feasibility study for the development of the Doris North deposit. The feasibility study demonstrated positive economics for a small-scale operation on this high-grade deposit. Throughout the year, the Company worked to advance the Doris North Project through the permitting process. The permitting process in Nunavut is directed by the Nunavut Impact Review Board (“NIRB”). A draft Environmental Impact Study (“EIS”) was submitted to NIRB during the first quarter. During the third and fourth quarters the Company received comments from NIRB which were incorporated into a final EIS and submitted in December. NIRB has scheduled public hearings for June 2004 and the Company continues to anticipate that the Doris North Mine could start operations in the fourth quarter of 2005.

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

Highlights of exploration activities at Hope Bay included a number of intercepts from the Madrid area that resulted in expansion of the mineralization in the Suluk deposit at strike and to depth as well as the discovery of lenses to the south. These results, combined with new geologic models for the balance of the Madrid area resulted in the definition of a lower grade, bulk tonnage resource at Madrid. Further, exploration activities at Boston resulted in a significant intercept (9.0 meters grading 54.7 g/t) which was encountered at approximately 1,000 meters below surface, well below previously defined resources.

In Yellowknife, operations significantly underperformed forecast gold production due to ore losses, lower than expected grade and reduced recoveries for both free milling and refractory ores at the Con Mine. After a detailed review of the mine’s performance it was determined that continuing operations at the Con Mine could not achieve the Company’s stated goal of generating positive free cash flow. As a result, underground mining activities at the Con Mine were terminated at the end of November. The termination of mining at the Con Mine resulted in the lay-off of approximately 200 employees. Mining operations are expected to continue at Giant Mine with ore processed at the Con Mine mill facility. The completion of the sale of the Bluefish hydroelectric facility in April has provided the required funding for bonding requirements and future reclamation of the site.

EARNINGS AND CASH FLOW

For the twelve months ended December 31, 2003, the net loss was $17.6 million or $0.13 per share. Excluding write down ($7.8 million), closure and severance ($5.0 million) and the gain related to future income taxes ($5.7 million), the net loss was $10.5 million or $0.08 per share. This compares with net earnings of $0.6 million or $0.01 per share for the same period in 2002. The loss resulted from significant underperformance of gold production from the Yellowknife operations during the year. Gold production decreased in 2003 by 27% or 30,865 ounces resulting in $14.2 million lower sales revenue. Higher gold prices partially offset the decrease in production: the average gold sales price in 2003 was CAD$505 per ounce compared to CAD$461 per ounce in 2002, a $44 per ounce or 9% increase, contributing $3.7 million in additional sales revenue.

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

Selected Financial Data
The following table summarizes total revenues and income (loss) over the last three fiscal years.

	2003	2002	2001

Total Revenue	$ 46,877	$54,067	$ 55,821
Income (Loss)	$(17,555)	$ 604	$(5,899)
Per Share	$ (0.13)	$ 0.01	$ (0.10)

The following tables summarize total revenue and income (loss) over the last eight fiscal quarters.

	2003

	Q1	Q2	Q3	Q4
Total Revenue	$15,677	$ 9,782	$ 11,905	$ 9,513
Income (Loss)	$ 44	$(7,441)	$(5,688)	$(4,470)
Per Share	$ 0.00	$(0.06)	$ (0.04)	$(0.03)

	2002

	Q1	Q2	Q3	Q4
Total Revenue	$14,835	$ 12,593	$15,096	$ 11,543
Income (Loss)	$ 565	$ 2,387	$ 1,206	$(3,554)
Per Share	$ 0.00	$ (0.03)	$ 0.01	$ (0.03)

Free cash flow in 2003 was an outflow of $15.7 million compared to inflow of free cash of $1.4 million for the same period in 2002. “Free cash” flow from operations is a non-GAAP measure of financial performance which the Company uses to measure the net cash generated or used by its gold mining operations, and is derived by subtracting cash invested in mine capital and development at the Company’s operating mines from cash from operations as shown in the following table.

	2003	2002

Cash from operations	(12,022)	8,025
(Includes corporate general and administration)
Less: mine capital and development	(3,674)	(6,669)

Net free cash flow from gold operations	(15,696)	1,356

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

OPERATIONS OVERVIEW

Revenue

For the twelve months ended December 31, 2003, the Company produced 84,269 ounces of gold compared to 115,134 ounces in 2002. Revenue from gold sales was $42.6 million compared to $53.1 million in 2002. Included in revenue in 2002 was an unrealized loss of $2.2 million on gold spot deferred contracts and call options which reversed in 2003.

	2003	2002

Gold	$40,387	$ 55,287
Effects of hedging	2,165	(2,165)

Total gold sales	42,552	53,122

Interest and other income	4,325	945

Revenue	$46,877	$ 54,067

During 2003, the Company realized US$352 per ounce of gold sold compared to US$293 per ounce realized in 2002. The average price for gold in the spot market was US$364 per ounce in 2003. In Canadian dollar terms, the realized price per ounce was $505 in 2003 as compared to $311 per ounce on the spot market and $461 in the same period of 2002. Other income was $4.3 million in 2003 compared to $0.9 million in the same period of 2002. Other income includes interest earned on short-term cash investments and included in 2003 was the realization of a portion of the gain on the power credits which were received as part of the sale of the Bluefish hydroelectric facility as described in note 4 of the consolidated financial statements.

Mining Operations

The Yellowknife mining operations, consisting of the Con and Giant mines, fell significantly short of production targets with shipments of 84,269 ounces at cash costs of US$380 per ounce during 2003. For the corresponding period in 2002, operations produced and shipped 115,134 ounces at a cash cost of US$246 per ounce.

Yellowknife Operations	2003	2002

Giant - Refractory
Tons of ore processed	73,508	71,536
Average grade (ounce per ton)	0.353	0.379
Average recovery rate (%)	85.28	88.07
Ounces of gold recovered	22,103	23,899
Con - Free Milling
Tons of ore processed	137,109	203,029
Average grade (ounce per ton)	0.360	0.405
Average recovery rate (%)	90.46	92.21
Ounces of gold recovered	44,687	75,799

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

Yellowknife Operations	2003	2002

Con - Refractory
Tons of ore processed	56,645	76,609
Average grade (ounce per ton)	0.255	0.297
Average recovery rate (%)	83.01	86.59
Ounces of gold recovered	12,013	19,714
Arsenic tailings
Tons of tailings processed	11,904	5,307
Ounces of gold recovered	3,300	2,524
Total ounces of gold recovered	82,102	121,935

Total ounces of gold shipped	84,269	115,134

Production Cost per Ounce Shipped $US
Direct mining expense*	$ 367	$ 257
Deferred mining expense (net)	(7)	(2)
Work-in-progress inventory and other	8	(9)

Cash operating cost	$ 368	$ 246

Depreciation	24	14
Reclamation and mine closure	11	7
Other**	(1)	6

Total production cost	$ 402	$ 273

*	Excludes the non-cash charge for "free" power as described below in Operating Costs which is offset by a gain of equal value in Other Income.
**	Excludes write down of assets and severance and closure costs.

Due to continued poor performance at the Con Mine, management determined that operations could not achieve positive cash generation. As a result, operations were terminated at the end of November 2003. Ongoing operations will focus on mining and processing of Giant mine ores. For the year, production from the Giant Mine was as planned. Total tons mined were 73,508 tons grading 0.353 opt or 94% of plan. The minor shortfall in tonnage was attributed to redirecting activities to developing ore from C-Shaft third level for 2004 processing. As discussed both Con free milling and refractory production were well below expectations. Free mill tons mined and processed were 137,109 tons grading 0.360 opt or only 80% of plan. This primarily resulted from significant losses within remaining remnant areas and termination of mining in November. Con refractory also under performed, producing only 56,645 tons grading 0.255 opt or 55% of plan. This significant shortfall resulted from the decision to abandon mining in 2900 north and from ore losses within the AW trend.

The significant increase in direct mining expenses per ounce of gold shipped in 2003 compared to 2002 is due primarily to the significant shortfall in recovered ounces. Total Con Mine operating costs were higher than in the previous period; however, the production shortfall was more significant as the ton and ounce return for mining dollars spent was adversely impacted by lower

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

productivity for both free milling and refractory ores. Operating costs were also impacted by higher labour benefit costs as provided for in the new collective agreements signed in 2002. The increase in deferred mining expenses resulted from lower produced ounces from the Con Mine to amortize deferred development costs against. Total dollars deferred in the periods were similar, reflecting similar development activities. The increase in work-in-progress inventory per ounce over 2002 is the result of the build up of Con and Giant refractory ores stockpiled during shutdown for which costs were deferred until consumed in 2003. Depreciation costs decreased year over year, but increased on a cost per ounce basis due to significantly lower units of production. Reclamation and mine closure costs includes an adjustment of $0.5m as a result of the revised mine operating plan.

Operating Costs

The cost of sales in 2003 was $45.9 million compared to $41.3 million in 2002. The increased cost of sales was the result of: (1) a non-cash charge of $2.7 million for the realization of a portion of the gain on “free power” received as part of the sale of the Bluefish hydroelectric facility as described in note 4 of the 2003 consolidated financial statements. This charge is offset by a gain on the transaction recorded in other income for the same amount; (2) consumption of work-in-progress inventory which was built up in 2002 for which costs were deferred until consumed in 2003, and (3) offset by decreased labour costs as a result of workforce reduction in the third and fourth quarters. General and administrative expenses in 2003 were $4.2 million compared to $3.3 million in 2002; of note were higher listing fees resulting from listing on the American Stock Exchange and higher investor relations expenditures. Depreciation and depletion expense in 2003 was $4.5 million compared to $6.4 million in 2002 as a result of the write down of Con Mine assets in the second quarter. Reclamation expense in 2003 was $1.7 million compared to $1.9 million in 2002. As a result of the decision to terminate underground mining at Con Mine, the Company recorded a write down on Con Mine assets totaling $7.8 million during the year and incurred closure costs and severance costs of $5.0 million.

Exploration Activities

The prime focus for the Company continues to be the Hope Bay project. The Company is committed to a two-pronged strategy to both explore the project and to advance a portion of the project to a production decision. Exploration programs carried out in 2003 at Hope Bay consisted of two major components: 29,467 meters of core drilling in the Madrid area and 8,850 meters of core drilling targeting the deep potential below at the Boston deposit. Ongoing regional exploration continued the search for new discoveries and included 4,296 meters of reverse circulation drilling.

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

Exploration programs began in mid-February with the commencement of drilling at Madrid. The program was successful in expanding mineralization at Suluk along strike and to depth. The positive results at Suluk led the Company to examine the potential for a higher tonnage bulk mining scenario. These results at Suluk coupled with the re-evaluation of Naartok resulted in an 80% increase in total resources at Madrid.

The deep drilling program at Boston was initiated in mid-March and continued into the third quarter. It successfully demonstrated the depth potential of the Boston mineralizing system: all holes intersected significant sections of alteration similar to those as seen at shallower depths and all holes encountered gold values, suggesting the potential for additional resources. Overall the program successfully expanded the favourable alteration to depths of almost 1,400 meters, well below any previous results, over a strike length of up to 750m. The Boston deposit currently has an indicated resource of 687,000 oz at a grade of 15.5g/t and an inferred resource of 901,000 oz at a grade of 10.9g/t which are largely above the 500 meter level. During the third quarter, work commenced on a master hole which was expected to provide a drill platform for continued deeper drilling for a series of step-out holes to be wedged off the master hole. Technical difficulties forced a suspension of drilling from the master hole at the end of the 2003 season. This program is being re-evaluated and is proposed to be re-initiated in 2004.

Permitting continued throughout the period with completion of the review of the draft EIS by NIRB, consultations with the Department of Fisheries & Oceans on fisheries compensation requirements, and issuance of an EIS deficiency letter by NIRB in July. This letter provided the comments necessary to enable the Company to complete the final EIS which was submitted to NIRB in December. No parties have asserted that the Doris North Mine should not be permitted to proceed. The Company will need to address the technical concerns of NIRB and other parties in order to obtain construction and operation permits. The Company continues to forecast start-up of the mine in the fourth quarter of 2005. During 2003, engineering activities were completed to support the EIS process and to allow for final design criteria development, such as the tailings impoundment design, additional cyanide destruction work and transportation studies.

Capital Programs

During fiscal 2003, the Company had capital expenditures of $20.9 million for exploration and project activities at Hope Bay compared to expenditures of $73.8 million for the acquisition of Hope Bay Gold and exploration and project activities at Hope Bay in 2002. Additionally, the Company incurred $3.7 million on mine capital and development at the Yellowknife operations.

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

This compares with capital expenditures of $6.7 million for mine capital and development at Yellowknife in the same period of 2002.

CRITICAL ACCOUNTING POLICIES

The preparation of the Company’s consolidated financial statements requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as well as the reported expenses during the reporting period. The most critical accounting policies upon which the Company depends are those requiring estimates of gold reserves and resources and future recoverable gold ounces and assumptions of future gold prices. Such estimates and assumptions affect the determination of the potential impairment of long-lived assets as well as value of product inventory and the rate in which depreciation and amortization are charged to the earnings. In addition, management estimates costs associated with reclamation and closure of mining properties described above. Management re-evaluates its estimates and assumptions on an ongoing basis; however, due to the nature of estimates, actual amounts could differ.

Accounting for Exploration and Development Cost

Exploration expenditures related to mineral properties are deferred only if it is probable that these costs will be recovered from future operations. The carrying values of the mineral properties are assessed at balance sheet date to determine whether any persuasive evidence exists that the properties may be permanently impaired. The Company’s progress in its development activities towards its planned operations is a key factor to be considered as part of the ongoing assessment of the recoverability of the carrying amount of capital assets and deferred development and pre-operating costs. If there is persuasive evidence of impairment, the asset is written down to its estimated net recoverable value. Deferred exploration expenditures for the Hope Bay group of properties totals $127.0 million at December 31, 2003 and $108.0 million at December 31, 2002 (see note 7 of the consolidated financial statements).

FINANCING AND LIQUIDITY

At December 31, 2003, the Company had consolidated working capital of $69.0 million compared to $41.4 million at the end of 2002. Of the $69.0 million working capital, $69.9 million was cash and cash equivalents compared to $39.8 million in 2002. In addition to working capital, at December 31, 2003 the Company had $6.3 million in cash collateral deposits for reclamation bonds, unchanged from December 31, 2002 and $9.6 million in notes receivable from a transaction completed in the second quarter of 2003 for the sale of the Company’s Bluefish hydroelectric power plant (described below).

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

On April 4, 2003, the Company’s subsidiary completed the sale of the Bluefish hydroelectric power plant to the Northwest Territories Power Corporation (“Power Corporation”) in consideration for a promissory note in the principal amount of $10 million due on December 31, 2004. In addition, until December 31, 2004, the Power Corporation will continue to supply power equal to the historic generation profile of Bluefish to Con Mine, free of charge; and, for the five year period 2005-2009, the Power Corporation will provide power to the Con Mine, free of charge, up to an annual rate of 5 million kilowatts and 1,500 KVA of monthly demand.

Bluefish is a 7.0 mega volt-ampere hydroelectric power generating facility, located 25 miles northwest of Yellowknife, which supplies power for use by the Con Mine. As part of the arrangement to sell Bluefish, the Company granted an indemnity to NERCO Minerals Company (“NERCO”), the previous owners of the Con Mine, in which the Company agreed to hold NERCO harmless against any future third party claims that relate to environmental conditions of the Con Mine. The Company granted the indemnification in order to allow NERCO to release a security interest for a similar guarantee provided to it by Red Lion Management Ltd. (“Red Lion”) in connection with the acquisition of the Con Mine. Red Lion held a security interest in all the assets of the Con Mine, including the Bluefish assets, as security for the indemnity against environmental liability given by it to NERCO. As security for the indemnification given to NERCO, the Company granted a security interest on the Con Mine assets to NERCO and agreed that the net proceeds from sale of these assets will be placed in a reclamation trust, to be used to pay for the eventual reclamation of the mine.

On June 25, 2003, the Company completed the private placement of 3,572,000 flow-through common shares (of which 3,475,000 were sold through an underwriter) at a price of $2.10 per common share. The Company must incur Canadian exploration expenditures (as defined in the Income Tax Act (Canada)) on the Hope Bay project in the amount of $7,501,200 by December 31, 2004. The underwriter received a commission of $437,850 and an option to purchase 208,500 common shares at $2.10 per share that expires on June 25, 2004.

On August 14, 2003, the Company completed a public offering through a syndicate of underwriters of 16,700,000 common shares at a price of $2.10 per share for gross proceeds of $35,070,000. The underwriters received commissions of $1,753,500 and an option to purchase 835,000 shares at $2.10 per share that expires on February 14, 2005. The Company plans to use the net proceeds of this financing to advance its Hope Bay project and for general corporate purposes.

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

On December 10, 2003, the Company completed a private placement of 4,151,574 flow-through common shares at a price of $3.65 per common share and 1,500,000 units at a price of $3.05 per unit for gross proceeds totaling $19,728,245. Each unit consisted of one common share and one half of one share purchase warrant. In consideration for their services the underwriters received commissions of $922,250 and a broker warrant exercisable to purchase 265,000 common shares at $3.05 per common share until June 10, 2005. The Company must incur Canadian exploration expenditures (as defined in the Income Tax Act (Canada)) in the amount of $15,153,245 by December 31, 2004.

During the year, the Company sold a portion of its shares in Northern Orion Exploration Ltd. (“Northern Orion”) for proceeds of $5.1 million. As a result of the share restructuring completed by Northern Orion in June 2003, the number of shares held by the Company was reduced to 2.2 million, of which the Company has sold 1.7 million. The Company will retain the net proceeds royalty interest with Northern Orion as described in note 3 to the consolidated financial statements.

The Company believes it has sufficient cash resources and liquidity to sustain its planned operations for the near term. The Company further believes that the repayment of the note received on the sale of Bluefish will provide sufficient cash to meet the current and future closure obligations of the Con Mine. The ongoing exploration and development of the Hope Bay project will require the Company to raise additional capital through one or a combination of project debt financing and equity offerings. The Company’s strategy is to use equity financing to finance exploration activities and maximize project debt to build mining infrastructure until sufficient cash flow is generated from mining production.

Liabilities and Contingencies

As a condition of a water license held by the Con Mine, the Company maintains security deposits for the cost of future reclamation. On April 4, 2003, the Company completed an agreement with the Department of Indian Affairs and Northern Development (“DIAND”) to fund security deposits by assigning the proceeds from the repayment of the $10 million promissory note from the Power Corporation to a reclamation security trust. The Company will also maintain the existing bond of $1.5 million described in note 8 until such time as the promissory note is repaid. The reclamation security trust will be used to fund the reclamation of the site on completion of mining operations.

In 1995, the Company entered into a joint exploration transaction with an investor that resulted in the sale of an interest in the assets comprising the Con Mine. The transaction was based upon

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

an independent valuation prepared for the Company. In 2000, Canada Revenue Agency (“CRA”) issued a re-assessment notice challenging the valuation that formed the basis for this transaction. This re-assessment does not give rise to any taxes payable by the Company. However, as part of the transaction in 1995, the Company agreed to compensate the investor for any shortfall in the value of the assets transferred, to a maximum of $2.7 million plus accrued interest, which amounts to approximately $1.8 million, such amounts to be payable should a ruling denying the transfer of certain tax pools be made against the Company. At present, the Company has requested information from CRA and is awaiting a response. While management intends to strenuously defend the independent valuation, the outcome of this matter is not yet determinable. No provision for these costs has been recorded at December 31, 2003.

On November 17, 2003, the Company entered into a letter agreement with Kinross Gold Corporation for an option to earn a 60% interest in the George and Goose Lake projects in Nunavut for expenditures of C$25 million over a thirty month period. Subsequent to December 31, 2003, a formal agreement was finalized and executed.

Commitments

To mitigate the risk of adverse price fluctuations and to ensure that the Yellowknife operations achieve cash flow projections necessary to complete the planned closure, the Company has entered into spot deferred forward sales contracts and written call options for a portion of the Yellowknife mine’s expected future production. The Company has hedged foreign currency risk by fixing exercise prices in Canadian dollars. The Company does not hold these financial instruments for speculative or trading purposes and the Company is not subject to margin requirements on any of its hedging lines. The Company, however, has an agreement with a financial institution for the purchase and sale of swaps and derivatives that contain certain financial covenants that the Company must maintain with respect to net tangible assets, current ratio, total liabilities, trade creditors and liquid assets. If the Company fails to meet any of these covenants, the financial institution has the right to demand payment of the net value of any contracts that are outstanding at the time of default. As a result of the termination of underground mining at the Con Mine, the Company is in breach of certain of these financial covenants. However, the financial institution has agreed to modify affected covenants for a period of time which the Company believes is adequate to comply with the covenants.

Further, as a result of the termination of underground mining at Con Mine, forecast gold production is expected to be insufficient to meet all of the remaining obligations as detailed in the table below and the Company plans to financial settle affected contracts.

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company has recorded an unrealized loss of $1.7 million on the affected contracts as discussed in the paragraph following the table below.

The following table sets out the outstanding number of contract ounces, average expected realized prices and maturities for the gold commodity derivative contracts as at December 31, 2003:

Period	Hedged ounces	Average price	Call options sold	Average strike price

2004	19,800	CAD36,000	CAD$478

The fair value of 36,000 ounces of other call options was negative $2.6 million at December 31, 2003 and was negative $4.3 million at December 31, 2002. The Company has recorded an unrealized loss of $1.7 million for these call options to reflect the ineffectiveness of the hedge as a result of the termination of underground mining at the Con Mine and the forecast reduction in gold production. The changes in the fair value of the remaining call options will be recorded in financial statements at maturity in accordance with accounting recommendations in place prior to October 24, 2000, as the contracts were written prior to the date of issuance of the accounting recommendations for written call options.

The fair value of the gold forward sales and spot deferred forward sales contracts was negative $1.3 million on December 31, 2003 and was negative $5.4 million at December 31, 2002. The change in the fair value has not been recorded in accordance with accounting recommendations for hedging contracts. The Company has not entered into any gold sales or option contracts since July 2003 and will continue to reduce the position through gold delivery and financial settlement.

Contractual Obligations

The following table summarizes the annual contractual obligations for the next five years and amounts due thereafter are presented in total.

	2004	2005	2006	2007	Thereafter

Oxygen plant	780	780	1020	--	--
Office lease costs	219	228	228	236	954

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company is obligated to fund reclamation and closure costs for its mining and exploration operations as a condition of associated water licenses, however the timing of those specific payments has not been determined and they will be deferred to the extent that the Company continues to be engaged in active mining and exploration operations.

Off Balance Sheet Arrangements

The Company does not have any off balance sheet arrangements other than the pension obligations which are described in note 12 of the consolidated financial statements and certain financial instruments described in note 15 of the consolidated financial statements.

OUTLOOK

Future operations in Yellowknife will depend upon the profitable mining at the Giant Mine and the continued processing of gold bearing arsenic sludges and calcines from the Con Mine. It is expected that these operations will produce approximately 40,000 ounces in 2004. The Company anticipates that final approval for the Con Mine abandonment and restoration plan will be received in 2004 which will permit the Company to conduct final reclamation activities in subsequent periods.

The longer term outlook for the Company continues to be heavily weighted to the successful exploration and development of the Hope Bay project. As a result of the acquisition of Hope Bay Gold in 2002, the Company owns 100% of the Hope Bay project, which has measured and indicated resources of 1.8 million ounces of gold and inferred resources of a further 3.6 million ounces of gold. The Company’s strategy is to build an initial small, low capital cost mining operation that will generate significant cash flow to continue exploration and development of the Hope Bay belt. The feasibility study on Doris North projected positive economics; at a US$325 per ounce (CAD$512 per ounce) gold price, the project has a 136% rate of return and generates $69 million cash flow after payback of construction capital.

The Company plans to continue to work towards making a development decision on the Doris North project, including advancement of the permitting process and negotiation of an Inuit Impact Benefits agreement. When completed, the Company will then make the final decision on commitment to the construction process. If approved by the Company, production could commence by late 2005.

The Company also intends to assess the potential of the George and Goose Lake projects to become additional mining assets.

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

RISKS AND UNCERTAINITIES

The Company must obtain additional capital to pursue its exploration and development work at Hope Bay. Given the nature of capital market demand for speculative investment opportunities, there is no assurance that additional financing will be available for the appropriate amounts and at the times required. The Company has developed a cash management plan that will enable it to invest on a priority basis in projects likely to generate favourable results in the near-to-medium term. The impact of fluctuations in the price of gold is a risk to the Company’s future profitability and cash flow. As the gold market price is denominated in U.S. currency, the Company is also at financial risk as the currency exchange rate between Canadian and U.S. Dollars can fluctuate and impact the reported earnings and resulting cash flow. If the Canadian dollar strengthens compared to the U.S. dollar, revenue from gold sales, which is generated in U.S. dollars, will convert to fewer Canadian dollars available to pay for operating costs that are almost entirely incurred in Canadian dollars. However, the Company does not expect a further rise in the Canadian dollar to have a material impact on mining operations in Yellowknife because a Canadian dollar gold price assumption of $478 was used in short-term cash forecasting for the purpose of establishing cut-off grades and life-of-mine planning.

NON GAAP MEASURES

The Company has included certain non-GAAP performance measures throughout this document. These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies. The Company believes that, in addition to conventional measures, prepared in accordance with Canadian GAAP, certain investors use this information to evaluate the Company’s performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. Set out below are definitions for these performance measures and reconciliation’s of the non-GAAP measures to report GAAP measures.

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

Unit Costs

A reconciliation of costs per ounce of gold produced: calculated in accordance with the Gold Institute Standard to the cost of sales and depletion, depreciation and amortization is included below:

2003

		Cash Operating Cost	Total Production Cost
Costs of sales (Income Statement)		$ 45,857	$ 45,857
"Free" power (note a.)		(2,692)	(2,692)
Depletion of deferred development (b.)		1,410
Depreciation and depletion			4,517
Reclamation			1,739
Reclamation adjustment (c.)			(500)
Foreign exchange			(221)

Operating cost base for calculation		$ 44,575	$ 48,700

Gold produced	Oz	84,269	84,269
Foreign exchange, CAD:USD		1.436	1.436

Operating cost base/ gold ounce produced	$/oz	$ 368	$ 402

2002

		Cash Operating Cost	Total Production Cost
Costs of sales (Income Statement)		$ 41,262	$ 41,262
Depletion of deferred development (b.)		3,496
Depreciation and depletion			6,381
Reclamation			1,916
Foreign exchange			18
Other		(119)

Operating cost base for calculation		$ 44,639	$ 49,577

Gold produced	Oz	115,113	115,113
Foreign exchange, CAD:USD		1.572	1.572

Operating cost base/ gold ounce produced	$/oz	$ 246	$ 273

Notes:

(a.)	"Free" power described in note 4 of the consolidated financial statements is excluded as it is offset with a gain of equal value in Other Income.
(b.)	Depletion of deferred development is included in Cash Operating Cost consistent with the Gold Institute Standard.
(c.)	Reclamation adjustment recorded as a result of mine closure is excluded along with other closure related amounts which expensed in the income statement.

EXHIBIT 99.1

CODE OF ETHICS

[GRAPHIC OMITTED]          MIRAMAR MINING CORPORATION

                                 Code of Ethics

To: Miramar Mining Corporation

In my role as an employee of Miramar Mining Corporation, I certify to you that I adhere to and advocate the following principles and  responsibilities  governing my professional and ethical conduct.

To the best of my knowledge and ability:

1.   I act with honesty and integrity,  avoiding actual or apparent conflicts of interest in personal and professional relationships.

2.   I  provide  constituents  with  information  that  is  accurate,  complete, objective, relevant, timely and understandable.

3.   I comply  with  rules and  regulations  of  federal,  provincial  and local governments, and other appropriate private and public regulatory agencies.

4.   I act in good faith, responsibly,  with due care, competence and diligence, without misrepresenting  material facts or allowing my independent judgment to be subordinated.

5.   I respect the  confidentiality of information  acquired in the course of my work except when  authorized  or otherwise  legally  obligated to disclose.
     Confidential  information acquired in the course of my work is not used for personal advantage.

6.   I  share  knowledge  and  maintain  skills  important  and  relevant  to my constituents' needs.

7.   I proactively promote ethical behavior as a responsible partner among peers and staff in my work environment.

8.   I achieve  responsible  use of and  control  over all assets and  resources employed or entrusted to me.

9.   I foster a work  environment that encourages all employees to act ethically and with integrity.

EXHIBIT 99.2

AUDIT AND RISK MANAGEMENT COMMITTEE CHARTER

[GRAPHIC OMITTED]          MIRAMAR MINING CORPORATION

                   Audit and Risk Management Committee Charter

Organization

The Audit and Risk Management  Committee (the "Committee") should be composed of directors who are  independent of the management of the corporation and are free of any  relationship  that,  in the  opinion  of the board of  directors,  would interfere with their exercise of independent judgment as a Committee member.

Statement of Policy

The Committee should provide assistance to the corporate directors in fulfilling their responsibility to the shareholders, potential shareholders, and investment
community  relating  to  corporate   accounting,   reporting  practices  of  the
corporation,  and the  quality and  integrity  of the  financial  reports of the corporation.  In so doing, it is the responsibility of the Committee to maintain free and open means of  communication  between the  directors,  the  independent auditors and the financial management of the corporation.

Responsibilities

In carrying out its  responsibilities,  the Committee  believes its policies and procedures should remain flexible, in order to best react to changing conditions and to ensure to the directors and  shareholders  that the corporate  accounting
and  reporting   practices  of  the  corporation  are  in  accordance  with  all requirements and are of the highest quality.

In carrying out these responsibilities, the Committee will:

     o    Be  responsible  for  reviewing and  recommending  for approval to the
          Board  the  annual  and   quarterly   financial   statements   of  the
          Corporation.   Included  in  this  review  is  assessing  the  use  of
          management  estimates in the preparation of the financial  statements.
          The Committee is responsible for ensuring that systems are in place to limit  the  potential  for  material  misstatement  in  the  financial
          statements  and  that  the  financial   statements  are  complete  and
          consistent with information known to the Committee.

     o    Review and recommend to the directors the  independent  auditors to be selected to audit the financial statements of the corporation.

     o    Meet with the  independent  auditors and  financial  management of the corporation  to review the scope of the proposed audit for the current year and the audit  procedures to be utilized,  and at the  conclusion thereof review such audit,  including any comments or  recommendations of the independent auditors.

     o    Review with the  independent  auditors,  the  company's  financial and accounting personnel, the adequacy and effectiveness of the accounting and financial controls and systems of the corporation,  and elicit any
          recommendations   for  the   improvement  of  such  internal   control
          procedures and systems or particular  areas where new or more detailed controls or procedures are desirable.  Particular  emphasis  should be given  to the  adequacy  of  such  internal  controls  to  expose  any payments,  transactions, or procedures that might be deemed illegal or otherwise improper.  Further, the committee periodically should review company policy statements to determine their appropriateness.

     o    Review the Company's hedging and risk management systems and policies

     o    Review the  financial  statements  contained  in the annual  report to shareholders with management and the independent auditors to determine that the  independent  auditors are satisfied  with the disclosure and
          content  of  the   financial   statements   to  be  presented  to  the
          shareholders. Any changes in accounting principles should be reviewed.

     o    Provide  sufficient  opportunity for the independent  auditors to meet with the  members  of the  Committee  without  members  of  management present.  Among the items to be  discussed  in these  meetings are the independent  auditors'  evaluation  of  the  corporation's  financial, accounting,  and  auditing  personnel,  and the  cooperation  that the independent auditors received during the course of the audit.

     o    Review   accounting  and  financial  human  resources  and  succession planning within the company.

     o    Submit the minutes of all meetings of the Committee to, or discuss the matters  discussed  at each  Committee  meeting  with,  the  board  of directors.

     o    Investigate  any matter  brought to its attention  within the scope of its duties,  with the power to retain outside counsel for this purpose if, in its judgment, that is appropriate.

     o    The audit  committee will review their own  performance on a continual basis  and make  recommendations  to the Board  for  changes  to these
          "Terms of Reference" and the composition of the committee.

     o    Have the right,  for the purpose of performing its duties,  to inspect all of the books and records of the Company and its affiliates  within the Company's control and to discuss such accounts and records and any matters relating to the financial position or condition of the Company with the officers and auditors of the Company and its affiliates.

EXHIBIT 99.3

CERTIFICATIONS BY CHIEF EXECUTIVE OFFICER
PURSUANT TO RULE 13a-14(a) OF THE EXCHANGE ACT, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

                    CERTIFICATIONS PURSUANT TO SECTION 302 OF
                         THE SARBANES-OXLEY ACT OF 2002

I, Anthony P. Walsh, certify that:

I have reviewed this annual report on Form 40-F of Miramar Mining Corporation;

1.  Based on my  knowledge,  this  annual  report  does not  contain  any untrue statement of a material fact or omit to state a material fact  necessary to make the statements made, in light of the  circumstances  under which such statements were made,  not  misleading  with  respect to the period  covered by this annual report;

2.  Based  on my  knowledge,  the  financial  statements,  and  other  financial information  included  in this annual  report,  fairly  present in all  material respects the financial  condition,  results of operations  and cash flows of the issuer as of, and for, the periods presented in this annual report;

3.  The  issuer's  other  certifying   officer(s)  and  I  are  responsible  for
establishing and maintaining  disclosure  controls and procedures (as defined in
Exchange Act Rules 13a-15(e) and 15d-15(e)) for the issuer and have:

     (a)  Designed  such  disclosure  controls  and  procedures,  or caused such disclosure  controls and  procedures to be designed  under our  supervision,  to
ensure  that  material  information  relating  to  the  issuer,   including  its
consolidated subsidiaries,  is made known to us by others within those entities, particularly during the period in which this report is being prepared;

     (b) Evaluated the  effectiveness  of the issuer's  disclosure  controls and procedures and presented in this report our conclusions  about the effectiveness of the disclosure  controls and procedures,  as of the end of the period covered by this report based on such evaluation; and

     (c)  Disclosed in this report any change in the issuer's  internal  control over financial  reporting that occurred  during the period covered by the annual report that has  materially  affected,  or is  reasonably  likely to  materially affect, the issuer's internal control over financial reporting; and

5. The issuer's other certifying  officer(s) and I have disclosed,  based on our most recent  evaluation of internal  control over  financial  reporting,  to the issuer's auditors and the audit committee of the issuer's board of directors (or persons performing the equivalent functions):

     (a) All significant  deficiencies and material  weaknesses in the design or operation of internal  control over  financial  reporting  which are  reasonably likely to adversely  affect the issuer's ability to record,  process,  summarize and report financial information; and

     (b) Any fraud,  whether or not material,  that involves management or other employees who have a significant

Date:  May 18, 2004                      By: /s/ Anthony P. Walsh
                                         ---------------------------------------
                                         Chief Executive Officer

EXHIBIT 99.4

CERTIFICATIONS BY CHIEF FINANCIAL OFFICER
PURSUANT TO RULE 13a-14(a) OF THE EXCHANGE ACT, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

                    CERTIFICATIONS PURSUANT TO SECTION 302 OF
                         THE SARBANES-OXLEY ACT OF 2002

I, Elaine Bennett, certify that:

I have reviewed this annual report on Form 40-F of Miramar Mining Corporation;

1.  Based on my  knowledge,  this  annual  report  does not  contain  any untrue statement of a material fact or omit to state a material fact  necessary to make the statements made, in light of the  circumstances  under which such statements were made,  not  misleading  with  respect to the period  covered by this annual report;

2.  Based  on my  knowledge,  the  financial  statements,  and  other  financial information  included  in this annual  report,  fairly  present in all  material respects the financial  condition,  results of operations  and cash flows of the issuer as of, and for, the periods presented in this annual report;

3.  The  issuer's  other  certifying   officer(s)  and  I  are  responsible  for
establishing and maintaining  disclosure  controls and procedures (as defined in
Exchange Act Rules 13a-15(e) and 15d-15(e)) for the issuer and have:

     (a)  Designed  such  disclosure  controls  and  procedures,  or caused such disclosure  controls and  procedures to be designed  under our  supervision,  to
ensure  that  material  information  relating  to  the  issuer,   including  its
consolidated subsidiaries,  is made known to us by others within those entities, particularly during the period in which this report is being prepared;

     (b) Evaluated the  effectiveness  of the issuer's  disclosure  controls and procedures and presented in this report our conclusions  about the effectiveness of the disclosure  controls and procedures,  as of the end of the period covered by this report based on such evaluation; and

     (c)  Disclosed in this report any change in the issuer's  internal  control over financial  reporting that occurred  during the period covered by the annual report that has  materially  affected,  or is  reasonably  likely to  materially affect, the issuer's internal control over financial reporting; and

5. The issuer's other certifying  officer(s) and I have disclosed,  based on our most recent  evaluation of internal  control over  financial  reporting,  to the issuer's auditors and the audit committee of the issuer's board of directors (or persons performing the equivalent functions):

     (a) All significant  deficiencies and material  weaknesses in the design or operation of internal  control over  financial  reporting  which are  reasonably likely to adversely  affect the issuer's ability to record,  process,  summarize and report financial information; and

     (b) Any fraud,  whether or not material,  that involves management or other employees who have a significant

Date:  May 18, 2004                      By: /s/ Elaine Bennett
                                         ---------------------------------------
                                         Chief Financial Officer

EXHIBIT 99.5

CERTIFICATE OF CHIEF EXECUTIVE OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

CERTIFICATION PURSUANT TO
18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Miramar Mining Corporation (the “Company”) on Form 40-F for the period ended December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Anthony P. Walsh, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

May 18, 2004	/s/ Anthony P. Walsh Anthony P. Walsh Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to Miramar Mining Corporation and will be retained by Miramar Mining Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 99.6

CERTIFICATE OF CHIEF FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

CERTIFICATION PURSUANT TO
18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Miramar Mining Corporation (the “Company”) on Form 40-F for the period ended December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Elaine Bennett, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

May 18, 2004	/s/ Elaine Bennett Elaine Bennett Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to Miramar Mining Corporation and will be retained by Miramar Mining Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 99.7

CONSENT OF KPMG LLP

KPMG LLP
Chartered Accountants
Box 10426, 777 Dunsmuir Street
Vancouver BC V7Y 1K3
Canada

Telephone (604) 691-3000
Telefax (604) 691-3031
www.kpmg.ca

ACCOUNTANTS' CONSENT

The Board of Directors
Miramar Mining Corporation

We consent to the use of the following reports included in this annual report on Form 40-F (the "Form 40-F") of Miramar Mining Corporation to be filed with the United States Securities and Exchange Commission.

1. Auditors' Report to the Shareholders of Miramar Mining Corporation dated February 27, 2004, with respect to the consolidated balance sheets as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the years then ended; and

2. Auditors' Report to the Board of Directors and Shareholders of Miramar Mining Corporation dated February 27, 2004, with respect to the supplemental information entitled "Reconciliation with United States Generally Accepted Accounting Principles".

We also consent to the incorporation by reference of such reports in the Registration Statement (No. 33-92742) on Form S-8 of Miramar Mining Corporation.

KPMG LLP

Chartered Accountants
Vancouver, Canada
February 27, 2004

KPMG LLP, a Canadian owned limited liability partnership established under the laws of Ontario, is the Canadian member firm of KPMG International, a Swiss nonoperating association.

EXHIBIT 99.8

CONSENT OF GEORGE FRIESEN, P. ENG, CHIEF ENGINEER, GIANT MINE

                                   CONSENT OF
                             George Friesen, P.Eng.

To the Board of Directors of Miramar Mining Corporation.

     I consent to the  incorporation  by reference in this annual report on Form
40-F of Miramar Mining  Corporation for the year ended December 31, 2003, of the description of the reports, which were prepared under my direct supervision,  of the description of certain mineral  resources of the information  that forms the summary of the Giant Gold Mine and the description of certain  mineral  reserves of the Giant Gold Mine as at December  31, 2002 and December 31, 2003 and to the
use of my name under in this annual report as a named expert.

Dated as of the 14th day of May 2004

George Friesen, P. Eng.

/s/ George Friesen
------------------------------------

EXHIBIT 99.10

CONSENT OF JOHN WAKEFORD, P. GEO, VICE PRESIDENT EXPLORATION OF THE CORPORATION

EXHIBIT 99.11

CONSENT OF SRK

May 17, 2004

Re: Miramar Mining Corporation – Form 40F /Annual Information Form

We hereby:

1. consent to the use of our name as the entity who prepared the preliminary assessment to consider the economic potential of the Hope Bay Belt and who participated in the preparation of a feasibility study of the Doris North Project as set out in Miramar Mining Corporation's Form 40F / Annual Information Form to dated on or about May 17, 2004 and which is to be filed with you (the "AIF"); and

2. confirm that we have read the section dealing with the Doris North Project and do not have any reason to believe that the section in the AIF which related to the Doris North Project contains any misrepresentation.

Steffen Robertson and Kirsten (Canada) Inc.

PROFESSIONAL
PROVINCE OF
DR. E. M. RYKAART
28531
BRITISH COLUMBIA
ENGINEER

E. Maritz Rykaart, Ph.D., P.Eng.
Senior Geo-Environmental Engineer

EXHIBIT 99.12

CONSENT OF
WATTS GRIFFITHS AND McQUAT

Watts, Griffis and McOuat
Consulting Geologists and Engineers

May 17, 2004

Re: Miramar Mining Corporation – Form 40F /Annual Information Form

We hereby:

1. consent to the use of our name as the entity who audited the Resources for the George Lake Deposit as set out in Miramar Mining Corporation's Form 40F / Annual Information Form to dated on or about May 17, 2004 and which is to be filed with you (the "AIF"); and

2. confirm that we have read the section dealing with the George Lake Project and do not have any reason to believe that the section in the AIF which related to the George Lake Project contains any misrepresentation.

Watts Griffis and McOuat Limited

Michael Kociumbas

Michael Kociumbas, P. Geo.
Vice-President

WATTS, GRIFFIS AND McOUAT LIMITED Suite 400 • 8 King Street East • Toronto • Canada • M5C 1B5
(416) 364-6244 • Fax (416) 864-1675 • E-mail: wgm@wgm.on.ca • Web: http://www.wgm.on.ca

EXHIBIT 99.14

CONSENT OF
STEPHEN JURAS

EXHIBIT 99.15

CONSENT OF
GEORGE WAHL

MAY-17-04 17:35 From:WATTS GRIFFIS MCOUAT 416-864-1675 T-192 P.01/01 Job-196

Watts, Griffis and McOuat
Consulting Geologists and Engineers

May 17, 2004

Re: Miramar Mining Corporation – Form 40F /Annual Information Form

We hereby:

1. consent to the use of our name as the entity who prepared the Resources for the Goose Lake Deposit as set out in Miramar Mining Corporation's Form 40F / Annual Information Form to dated on or about May 17, 2004 and which is to be filed with you (the "AIF"); and

2. confirm that we have read the section dealing with the George Lake Project and do not have any reason to believe that the section in the AIF which related to the George Lake Project contains any misrepresentation.

Watts Griffis and McOuat Limited

George H. Wahl, P. Geo.
Senior Associate Geologist

WATTS, GRIFFIS AND McOUAT LIMITED Suite 400 • 8 King Street East • Toronto • Canada • M5C 1B5
(416) 364-6244 • Fax (416) 864-1675 • E-mail: wgm@wgm.on.ca • Web: http://www.wgm.on.ca