Form 40-F
period 2004-12-31
MIRAMAR MINING CORP
filed 2005-04-01
CIK 940947

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check one)

[     ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ]

ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2004  Commission file number 001-34436

MIRAMAR MINING CORPORATION

__________________________________________________________

(Exact name of Registrant as specified in its charter)

Not applicable	British Columbia, Canada	Not Applicable
(Translation of Registrant’s name into English (if applicable))	(Province of other jurisdiction of incorporation or organization)	(I.R.S. employer Identification Number (if applicable))

1040

_______________________________________________________________________________

(Primary Standard Industrial Classification Code Number (if applicable))

Suite 300 – 899 Harbourside Drive, North Vancouver, British Columbia, Canada V7P 3S1

(604) 985-2575

________________________________________________________________________________

(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System, 111 Eighth Avenue, 13th Floor, New York, New York 10011

(212) 894-8940

________________________________________________________________________________

Name, address (including zip code) and telephone number

(including area code) of agent for service in the United States

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common shares	American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

_____________________

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

______________________

(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

[ X ]  Annual information form

[ X ]  Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As at December 31, 2004, 159,774,830 Common Shares without par value were issued and outstanding.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

[    ] Yes: 82-____________

[ X ] No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

[ X ]Yes

[    ] No

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

NOTE REGARDING FORWARD LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the Company’s plans at the Hope Bay Project, its plans related to the closed Giant Mine and Con Mine and other matters.  These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.  Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates”, “intends” “strategy”, “goals”, “objectives” or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.”  Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

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

•

the uncertainty of profitability based upon the Company’s history of losses;

•

risks related to failure to obtain adequate financing on a timely basis and on acceptable terms for the Company’s planned exploration and development projects;

•

risks related to environmental regulation and liability;

•

risks related to the closure of the Con Mine and Giant Mine, including risks that the costs related to environmental compliance, reclamation, post-closure control measures, monitoring and on-going maintenance will exceed the funds held in trust for such costs;

•

risks related to tax assessments;

•

political and regulatory risks associated with mining development and exploration; and

•

and other risks and uncertainties related to the Company’s prospects, properties and business strategy.

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

Currency

Unless otherwise indicated, all dollar amounts in this report are Canadian dollars.  The exchange rate of Canadian dollars into United States dollars, on December 31, 2004, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was U.S.$1.00 = CDN $1.2034.

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

For definitions of the terms mineral reserve, proven mineral reserve, probable mineral reserve, mineral resource, measured mineral resource, indicated mineral resource and inferred mineral resource under CIM standards, and a summary of the differences between CIM and U.S. standards, see the sections entitled “Information Concerning Preparation of Resource Estimates” and “Glossary and Defined Terms” incorporated in the Annual Information Form filed as Document 1 to this Annual Report.

ANNUAL INFORMATION FORM

The Company’s Annual Information Form for the fiscal year ended December 31, 2004 is included herein as Document 1.

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

CODE OF ETHICS FOR CHIEF EXECUTIVE OFFICER, CHIEF FINANCIAL OFFICER AND CONTROLLER

The Company has adopted a Code of Ethics applicable to its Chief Executive Officer, Chief Financial Officer and Controller.  A copy of the Company’s Code of Ethics for Chief Executive Officer, Chief Financial Officer and Controller was previously filed with the Securities and Exchange Commission as Exhibit 99.1 on Form 40-F for the year ended December 31, 2003, and available in print to any shareholder who requests it.

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

The terms of reference of each of the Audit and Risk Management, Corporate Governance Committee and the Human Resources Committee of the Company are described in the Company’s Management Information Circular dated April 14, 2004 and available in print to any shareholder who provides the Company with a written request.

AUDIT AND RISK MANAGEMENT COMMITTEE

The Company’s Board of Directors has a separately-designated standing Audit and Risk Management Committee for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the Company’s annual financial statements.  As at the review of the audited consolidated financial statements of the Company for the year ended December 31, 2004 and as at the date of this Annual Report, the following individuals comprise the entire membership of the Company’s Audit and Risk Management Committee, which have been established in accordance with Section 3(a)(58)(A) of the Exchange Act:

Lawrence Bell

Peter Nixon

Christopher J. Pollard

William E. Stanley

Independence

The Company has adopted the criteria for director independence and unrelatedness for members of public company audit committees that are consistent with the criteria prescribed by the Sarbanes-Oxley Act of 2002, Section 10A(m)(3) of the Exchange Act and Rule 10A-3(b)(1) promulgated thereunder.  Each member of the Company’s Audit and Risk Management Committee satisfies the criteria for director independence.

Audit Committee Financial Expert

The Company’s Board of Directors has been determined that Lawrence Bell satisfies the requirements of an audit committee financial expert criteria prescribed by the Securities and Exchange Commission and has designated him as an audit committee financial expert for the Audit and Risk Management Committee.  The aforementioned director has also been determined by the Company’s Board of Directors to be independent within the criteria referred to above under the subheading “Audit and Risk Management Committee - Independence”.

AUDIT AND RISK MANAGEMENT COMMITTEE CHARTER

The Company’s Audit and Risk Management Committee Charter was previously filed as Exhibit 99.2 on Form 40F for the year ended December 31, 2003 and available in print to any shareholder who requests it.

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

The table setting forth the Company’s fees paid to its independent auditor, KPMG LLP for the years ended December 31, 2004 and December 31, 2003 are set forth below:

Years ended December 31
	2004	2003
Audit:	$ 144,150	$ 130,950
Audit Related:	$ 78,175	$ -
Tax	$ 69,250	$ 114,500
All Other Fees	$ -	$ -
Total	$ 291,575	$ 245,450

"Audit Fees" are the aggregate fees billed by KPMG LLP for the audit of the Company’s consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

"Audit-Related Fees" are fees charged by KPMG LLP for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under "Audit Fees." This category comprises fees billed for independent accountant review of the interim financial statement s and Management Discussion and Analysis, as well as advisory services associated with the Company’s financial reporting.

"Tax Fees" are fees for professional services rendered by KPMG LLP for tax compliance, tax advice on actual or contemplated transactions.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITORS

The Audit and Risk Management Committee pre-approves all audit services to be provided to the Company by its independent auditors.  The Audit and Risk Management Committee’s policy regarding the pre-approval of non-audit services to be provided to the Company by its independent auditors is that all such services shall be pre-approved by the Audit and Risk Management Committee.  Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved.  In addition, prior to the granting of any pre-approval, the Audit and Risk Management Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off balance sheet arrangements other than the pension obligations which are described in note 12 of the consolidated financial statements

TABLE OF CONTRACTUAL COMMITMENTS

The following table lists as of December 31, 2004 information with respect to the Company’s known contractual obligations.

	Payments due by period (in thousands)
Contractual Obligations	2005	2006	2007	2008	Thereafter
Office Lease	$ 228	$ 228	$ 236	$ 236	$ 718
Exploration Equipment Lease	450	257	30	-	-
Oxygen purchase	780	1,020	-	-	-
Site Reclamation and Closure	7,485	3,145	-	-	-
Total	$ 8,943	$ 4,650	$ 266	$ 236	$ 718

The Company is obligated to fund reclamation and closure costs for its mining and exploration operations as a condition of associated water licenses, however the timing of those specific payments has not been determined and as such only a portion of the obligation has been show in the table above.  The remaining costs are expected to be largely incurred over a five year period following the approval of the final Abandonment and Reclamation plan.  The Company is in the process of finalizing its Abandonment and Reclamation plan with regulatory agencies for the Con Mine which will establish the extent and timing of reclamation activities.  Additionally, to the extent that the Company continues to be engaged in active exploration activities, reclamation of exploration sites will be deferred.

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

The foregoing are consistent with the laws, customs and practices in Canada.

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

DOCUMENTS FILED AS PART OF THIS REPORT
1.	Annual Information Form of the Registrant for the year ended December 31, 2004
2.	The following audited consolidated financial statements of the Registrant, are exhibits to and form a part of this Annual Report:
Auditors’ Report on Consolidated Financial Statements
Comments by Auditors for U.S. Readers on Canada – U.S. Reporting Difference
Consolidated Balance Sheets as of December 31, 2004 and 2003;
Consolidated Statements of Operations and Deficit for the years ended December 31, 2004 and 2003;
Consolidated Statements of Cash Flows for the years ended December 31, 2004 and 2003;
Notes to Consolidated Financial Statements.
3.	Supplementary Information Reconciliation with United States Generally Accepted Accounting Principles
4.	Management Discussion and Analysis of Financial Conditions and Results of Operations

1.

ANNUAL INFORMATION FORM OF MIRAMAR MINING CORPORATION

MIRAMAR MINING CORPORATION

Suite 300 – 889 Harbourside Drive

North Vancouver, British Columbia

Canada V7P 3S1

Website Address: www.miramarmining.com

ANNUAL INFORMATION FORM

“AIF”

FOR THE YEAR ENDED DECEMBER 31, 2004

March 30, 2005

TABLE OF CONTENTS

Description

Cover Page

Preliminary Notes

Glossary of Terms

Corporate Structure

Incorporation

Subsidiaries

General Development of the Business

Narrative Description of the Business

The Hope Bay Project

The Back River Project

The Con Mine

The Giant Mine

Equity Investments

Risk Factors

Dividends

Description of Capital Structure

Market for Securities

Directors and Officers

Legal Proceedings

Interests Of Management & Others in Material Transactions

Transfer Agents and Registrars

Material Contracts

Interests of Experts

Additional Information

Preliminary Notes

Incorporation of Financial Statements and MD&A

The Corporation’s consolidated financial statements and management’s discussion and analysis (“MD&A”) which have been filed with Canadian securities regulatory authorities and are available electronically on SEDAR at www.sedar.com. All financial information in this AIF is prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

Date of Information

All information in this AIF is as of March 30, 2005 unless otherwise indicated.

Forward Looking Statements

This AIF contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the Corporation’s plans at the Hope Bay Project, its plans related to the closed Giant Mine and Con Mine and other matters.  These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.  Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates”, “intends” “strategy”, “goals”, “objectives” or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.”  Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

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

•

risks related to gold and other commodity price fluctuations;

•

the uncertainty of profitability based upon the Company’s history of losses;

•

risks related to failure to obtain adequate financing on a timely basis and on acceptable terms for the Company’s planned exploration and development projects;

•

risks related to environmental regulation and liability;

•

risks related to the closure of the Con Mine, including risks that the costs related to environmental compliance, reclamation, post-closure control measures, monitoring and on-going maintenance will exceed the funds held in trust for such costs;

•

risks related to tax assessments;

•

political and regulatory risks associated with mining development and exploration; and

•

and other risks and uncertainties related to the Company’s prospects, properties and business strategy.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements.  These and other factors should be considered carefully and readers should not place undue reliance on the Company’s forward-looking statements.

Forward looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change.  Specific reference is made to “Risk Factors” for a discussion of the source of the factors underlying forward looking statements.

Resource and Reserve Estimates

All resource and reserve estimates contained in this AIF are calculated in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators and the Canadian Institute of Mining, Metallurgy and Petroleum, as the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by CIM Council on August 20, 2000.  These standards differ from the requirements of the United States Securities and Exchange Commission (the “SEC”).  Accordingly, resource and reserve information in this AIF may not be comparable to similar information reported by United States companies.

The terms “resource(s)” does not equate to “reserves” and normally may not be included in documents filed with the SEC.

Technical Information

The technical information in this AIF has been prepared in accordance with Canadian regulatory requirements set out in NI 43-101 and reviewed by John Wakeford, P. Geo. Vice President, Exploration for Miramar Mining Corporation, the Qualified Person for the Corporation.

Currency and Exchange Rates

All dollar amounts in this AIF are expressed in Canadian dollars unless otherwise indicated.  The revenue of the Corporation is derived primarily from the sale of gold, which is denominated in U.S. dollars.  The noon rate of exchange on March 29, 2005 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars was CDN$1.2136 = U.S. $1.00; (Cdn.$1.00 = US$0.89). The following table sets forth (i) the rate of exchange for the Canadian dollar, expressed in U.S. dollars, in effect at the end of the periods indicated, (ii) the average exchange rates on the last day of each month during such periods, and (iii) the high and low exchange rates during such periods, each based on the noon rate of exchange as reported by the Bank of Canada for conversion of Canadian dollars into U.S. dollars.

Year ended December 31

	2004	2003	2002
Rate at end of period	$0.7683	$0.7713	$0.6339
Average rate for last day	$0.8319	$0.7749	$0.6374
High for period	$0.8469	$0.7789	$0.6618
Low for period	$0.7141	$0.7710	$0.6199

Metric Equivalents

The following table sets forth the factors for converting imperial measurements into metric equivalents:

To convert from Imperial	To Metric	Multiply by:
Acres	Hectares	0.404686
Feet	Meters	0.304800
Miles	Kilometres	1.609344
Tons	Tonnes	0.907185
Ounces (troy)/Ton	Grams/Tonne	34.285700

Glossary of Terms

The following is a glossary of technical terms that appear in this AIF:

Au	Gold

Autoclave

A high pressure and temperature vessel for oxidizing refractory ore.  Ore or concentrate is fed into the strong vessel and placed under high pressure and temperature conditions with elevated oxygen levels to liberate the gold or base metals.

Backfill	Waste material used to fill and support the void created by mining an ore body.

Cyanidation	The process of extracting gold or silver through dissolution in a weak solution of sodium cyanide.

Corporation	Miramar Mining Corporation

Decline

An passageway from surface or underground connecting one or more levels in a mine or underground development, providing adequate traction for heavy, self-propelled equipment.  Such underground openings are often driven in a downward spiral, much the same as a spiral staircase.

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

Indicated Mineral Resource

An 'Indicated Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resource

An 'Inferred Mineral Resource' is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Measured Mineral Resource

A 'Measured Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

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

Mineral resource

A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Mineralization, mineralized material, mineralized deposit, or deposit

A mineralized body which has been intersected by sufficient closely spaced drill holes and/or sampling to support sufficient tonnage and average grade of metal(s) to warrant further exploration-development work.  A deposit does not qualify as a commercially mineable ore body until a final and comprehensive economic, technical, and legal feasibility study based upon the test results is concluded and supports Proven/Probable Mineral Reserves.

Net profits royalty	A royalty payment made by a producer of metals based on a percentage of revenue from production, less deduction of the costs of production, including exploration, capital and operating costs.

Net smelter return royalty/NSR Royalty

A royalty payment made by a producer of metals based on gross metal production from the property, less deduction of certain costs, usually including smelting, refining, transportation and insurance costs.

Ore	A metal or mineral or a combination of these of sufficient value as to quality and quantity to enable it to be legally mined at a profit.

Ounces/oz	Troy ounces.

Oz/ton	Troy ounces per short ton.

Preliminary Feasibility Study

A Study that includes adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Probable Mineral Reserve

A 'Probable Mineral Reserve' is the economically mineable part of an Indicated, and in some circumstances a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. The Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven Mineral Reserve	A 'Proven Mineral Reserve' is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study.

Refractory	Ore that resists the action of chemical reagents in the normal treatment processes and which may require pressure leaching or other means to effect the full recovery of the valuable minerals.

Roasting	To heat a refractory ore to drive off volatile substances or oxidize the ore. The oxidation of the ore liberates the gold.

Sulphide Ore	Ore containing a significant quantity of sulphide minerals.

Tailings	The material that remains after all metals or minerals of economic interest have been removed from ore during milling.

Ton	Short ton (2,000 pounds).

Tonne	Metric tonne (1,000 kilograms/2204.6 pounds).

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

The registered office of the Corporation is at 2300 - 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1J1 and its principal executive office is located at 300 - 889 Harbourside Drive, North Vancouver, British Columbia V7P 3S1.

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

GENERAL DEVELOPMENT OF THE BUSINESS

The Corporation, together with its subsidiaries, is engaged in the exploration and development of gold bearing mineral properties. The Corporation’s business is presently focused in northern Canada in the Northwest Territories and Nunavut.

A wholly owned subsidiary of the Corporation, Miramar Hope Bay Ltd. (“MHBL”), owns 100% of the Hope Bay Project, a gold exploration project located in Nunavut, Canada.  The Corporation acquired a 50% interest in the Hope Bay Project in December 1999 from Hope Bay Gold Corporation Inc. (“Hope Bay Gold”).  In May 2002, Hope Bay Gold became a wholly owned subsidiary of the Corporation.  In December 2003, ownership of the Hope Bay Project was consolidated into MHBL.  The Hope Bay Project is an 85 km long greenstone belt on which three significant deposits have been discovered to date: Doris, Boston and Madrid.

A wholly owned subsidiary of the Corporation, Miramar Con Mine Ltd. (“Con Ltd.”), owns the Con Mine, a former producing underground gold mine located near Yellowknife, Northwest Territories, Canada.  The Con Mine recovered 3,155 ounces of gold in 2004, 62,166 ounces of gold in 2003 and 91,235 ounces of gold in 2002.  Underground mining operations at the Con Mine ceased in November 2003.  The Corporation has owned the shares of Con Ltd. since 1993.

A wholly owned subsidiary of the Corporation, Miramar Giant Mine Ltd. (“Giant Ltd.), owns the Giant Mine which is a former producing underground mine located adjacent to the Con Mine in Yellowknife in the Northwest Territories of Canada.  Underground mining operations at the Giant Mine were terminated in July 2004.  The Giant Mine produced and shipped approximately 12,622 ounces in 2004 and the Con and Giant Mines produced and shipped 84,269 ounces of gold in 2003.  Ore from the Giant Mine was processed at the Con Mine.  The Giant Mine is currently on care and maintenance and Giant Ltd. intends to return the Giant Mine to the federal department of Indian and Northern Affairs Canada. (“INAC”) in the second quarter of 2005.   The Corporation formed Giant Ltd. in 1999 to acquire the Giant Mine from INAC.

In 2004 a wholly owned subsidiary of the Corporation, Miramar Bathurst Resources Ltd. (“MBRL”), acquired  an option (the “Back River Option”) from Kinross Gold Corporation (“Kinross”) to earn a 60% joint venture interest in the Back River Project, including the George and Goose Lake projects, located in Nunavut, Canada.   In February, 2005 the Back River Option was assigned to Dundee Precious Metals Inc. (“DPM”) for approximately $10 million or 105% of the costs incurred by MBRL on the Back River Project and certain other amounts.  An additional amount of 337,500 shares of DPM or the cash equivalent is payable dependent on certain future events.

NARRATIVE DESCRIPTION OF THE BUSINESS

Hope Bay Project

On December 17, 1999 MHBL acquired from Hope Bay Gold Corporation Inc. (“Hope Bay Gold”) for US$13,346,100 a 50% interest in a group of concession agreements (the “NTI Concessions”) and Federal mineral claims and mining leases located in Nunavut and known as the Hope Bay Project.   The NTI Concessions were granted by Nunavut Tunngavik Incorporated (“NTI”), a corporation representing the Inuit people of Nunavut which owns subsurface mineral rights in Nunavut.  The acquisition occurred concurrently with Hope Bay Gold’s acquisition of 100% of the Hope Bay Project from BHP Diamonds Inc. for US$18,492,340.

In 2000, MHBL and Hope Bay Gold entered into a joint venture agreement (the “Hope Bay JVA”) to govern all work on the Hope Bay Project.  The Hope Bay JVA created the Hope Bay Joint Venture which provided that MHBL and Hope Bay Gold would fund exploration work in differing proportions until each participant had incurred the same aggregate amount of purchase price and exploration costs, after which each participant would fund exploration work equally.

In 2002, MHBL and Hope Bay Gold completed a business combination pursuant to which Hope Bay Gold became a wholly owned subsidiary of the Corporation.  The Corporation issued to the shareholders of Hope Bay Gold 0.263 of a Common Share for each Hope Bay Gold common share held.  In total the Corporation issued approximately 39.5 million Common shares to Hope Bay Gold shareholders which represented approximately 38% of the 102.7 million Common shares then outstanding.  Total consideration for the acquisition, including share consideration and acquisition costs was $51.7 million.  In 2003, the ownership of all of the Hope Bay properties was consolidated into MHBL.

Location and Access

The Hope Bay Project is located in Nunavut, 65km east of Bathurst Inlet and 685km northeast of Yellowknife.  The centre of the area lies approximately 160km above the Arctic Circle at latitude 670 30’ N and longitude 1070 W.  The nearest communities are Umingmaktok, located 65km to the west on the east coast of Bathurst Inlet, and Cambridge Bay located 170 kilometres to the northeast on southern Victoria Island.  The area is approximately 380km northeast of the Ekati diamond mine and has tidewater access.  Personnel, supplies and equipment are flown into the site, generally from Yellowknife using aircraft.   In the winter, air strips on frozen lakes are able to accommodate wheeled aircraft as large as Hercules to bring in equipment and supplies. A permanent airstrip that can take Twin Otter sized aircraft has been built at the Boston deposit.  Except for the Boston strip, float equipped aircraft must be used in the summer months.  The Hope Bay Project area is also accessible by barge or ship to Hope Bay and Roberts Bay on the Arctic Ocean from mid-July to the end of September.

The Hope Bay Project has two camps, the Boston camp at Spyder Lake for the Boston deposit and the Windy Lake camp for the Doris and Madrid deposits.  The Windy Lake camp is about 10km from Hope Bay on the Arctic Ocean.

Title

The Hope Bay project area comprises 64 mineral claims, 9 mining leases and 7 Inuit Owned Lands Exploration Agreements (which replaced the NTI Concessions). The Hope Bay property comprises an area of 1,078km2 and forms one continuous block that is approximately 80km long north to south by between 7 and 20km wide east to west.

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

In 1991, BHP Minerals Canada Ltd. (“BHP”) assembled a contiguous block of claims covering approximately 1,016km2 and over the next several years carried out systematic exploration airborne and ground geophysical surveys, geological mapping and prospecting, overburden drilling and more than 177,000 m of diamond drilling.  BHP’s work resulted in the discovery of the Boston, Doris and Madrid deposits. BHP also carried out underground exploration and bulk sampling of the Boston deposit in 1996 and 1997.  From 1991 to 1998, BHP spent approximately $73.5 million in exploring the entire Hope Bay Greenstone Belt.  From 2000 to December 31, 2004 an aggregate of $87.5 million has been spent by the Corporation on exploration and supplies at the Hope Bay Project.  During this period a further 153,000 m of core have been completed.

The 2004 program totalled 42,913 m of core drilling, 1706 m of Reverse Circulation (“RC”) drilling and mapping, prospecting and sampling on selected portions of the Hope Bay belt.  In addition to exploration on Hope Bay, exploration programs were completed for Sherwood Mining Corp and Maximus Ventures Ltd.  (these programs are discussed below under the heading “Equity Investments”).

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

Three gold systems or districts have been defined on the belt to date, which are known as Boston, Doris and Madrid.  All three systems are centered around a key deposit which may have multiple zones of mineralization.

Boston System

Gold mineralization at the Boston deposit is present in multiple zones of extensive hydrothermal alteration within a large iron-rich carbonate altered shear zone.  Gold occurs within and around structurally controlled quartz-carbonate veins.  Gold is associated with sulphide mineralization as clusters of pyrite within the vein, as well as in the wall rocks.

Two major horizons of gold mineralization have been identified at the Boston deposit, the B-2 and B-3 zones.  Each zone extends to over 1km in length and is composed of numerous, narrow quartz-carbonate veins commonly with pyrite.  The veins are 5cm to 3m in width and at variable lengths, within a 1 m to 40m wide mineralized zone.  Gold occurs in the quartz veins as well as in the surrounding sheared and altered volcanic rocks.  The B-2 Zone has been drill tested down to approximately 1,000m below the surface and contains the majority of the total resources at Boston.  It is characterized by a series of parallel, en-echelon quartz-carbonate veins along the contact between basaltic and sedimentary rocks.

Much past exploration has been concentrated along the 1km stretch of the Boston deposit area which contains the currently known resources.  On the basis of the 16 deep holes completed at Boston in 2003-2004, MHBL believes that it has confirmed that the Boston-style alteration and gold mineralization continues to depths of up to 1,000 m below surface and can be traced over a strike length of more than 750m.  MHBL believes the geology indicates that the alteration zone widens to depth and that it contains quartz veining and gold mineralization analogous to that seen in the B2, B3 and B4 Zones in the upper parts of the Boston system.  Surface mapping and the 2003-4 deep drilling at Boston has led to a re-interpretation of the geology in the Boston area, defining a near vertical overturned fold with a steep south plunging fold axis.  This interpretation is supported by a number of features observed in surface and underground mapping and more recently by the deep drilling.  Mineralization remains open along strike to the south and at depth.

Doris System

The Doris system at the north end of the belt is localized in the core of a regional fold axis and consists of an extensive, deeply dipping quartz vein system hosted in folded and metamorphosed pillow basalts and is situated at an inferred inflexion of a subsidiary shear to the regional Hope Bay break.  The veins occupy the contact between different volcanic suites within a narrow envelope of intense dolomite-sericite alteration.  The Doris vein system likely formed in a saddle reef setting with dilational sites localized at lithologic contacts during synfolding deformation.

The Central and Lakeshore veins at Doris North are the most important of the veins, and represent the limbs of a shallow northerly plunging anticline.  The Lakeshore vein is the most continuous and robust structure in the Doris system and is in excess of 2,200m long, and varies in thickness from 2 to 20m.  The Central vein is less extensive and narrower but locally very high grade.

These two veins occur at the contact between the high iron and high magnesium tholeiites, within a narrow envelope of intense dolomite-sericite alteration.  Although they appear as separate veins along most of their strike length, at their northern end they are one continuous vein, folded around an anticline with high magnesium tholeiites at its core.  The Doris Hinge mineralization which contains most of the Doris North resources is very high grade.  The strongest gold grades occur within the Central vein and Hinge zone at the crest of the anticline.  Detailed in fill drilling in 2002 confirmed the continuity of high grade mineralization along a 300m strike extent of the Hinge zone.  A feasibility study was completed on the Hinge zone in January 2003.

Doris Central lies 1.2km to the south of the Doris Hinge, in an area where the Lakeshore vein intersects with the Stringer zone and this intersection defines a vertically plunging shoot.  The Stringer zone is a zone of quartz stringer mineralization within a dolomite alteration halo.  It occurs in the same alteration envelope that hosts a quartz vein, the C2 vein, along strike to the north.  At Doris Central, the Lakeshore vein is similar in its appearance to Doris North.  In the area of intersection of the Stringer zone and Lakeshore vein, mineralized widths can reach up to 30m.

The Doris Connector zone lies between Doris North and Doris Central and spans approximately 500m in strike extent.  The 2001 drill results confirmed the presence of a shallow, sub-horizontal high grade shoot within the C2 vein in the Connector area that runs parallel to and approximately 30m east of the Lakeshore vein.  Mineralization at Doris Connector appears to be localized in the vicinity of the intersection of the C2 vein with a steep westerly dipping shear zone, as well as in proximity to a sub- horizontal, post veining, altered mafic dyke.  Alteration is defined by carbonate, paragonite, pyrite and sericite.  Gold is found primarily at contacts between quartz vein and wall rock contacts and is associated with dark-coloured tourmaline-pyrite septa or ribbons.

MHBL proposes to develop the Doris North deposit as described below under the subheading “Doris North Development Plan”.  The majority of the mineralization in the Doris Connector zone and a small portion of the Doris Central zone lies within 100 meters of the bottom of Doris Lake and cannot be mined under current mining regulations without a specific authorization from the Mines Inspection Branch.

Madrid System

The Madrid system is the largest on the Hope Bay belt and is located 6km south of Doris.  The majority of the currently defined resources appear to be controlled by the Deformation Zone, a zone of localized strain and alteration that is traceable over 1 km of strike.  Substantial gold resources have been identified near a flexure in the Deformation Zone over a strike length of approximately 2 km and to depths of approximately 700 m.

A series of related mineralized zones occur at Madrid, a 2km by 1.5km area at the north-western part of Patch Lake.  These are comprised largely of mineralization associated with interbedded basalt, komatiitic volcanic flows, gabbros and black argillites.  In early 2001, discoveries to the west (Naartok) and southeast (Suluk) of Madrid returned significantly higher grade mineralization and led to the realization that a zone strain and alteration that is traceable over 11 km of strike (the “Deformation Zone”), which transects the Madrid-Patch Lake area, is the locus of a significant mineralized trend that includes Naartok and Suluk as well as previously drilled lower grade mineralization.  Exploration has since extended the trace of the Deformation Zone to approximately 11km, with additional mineralized occurrences identified along this trend, including the new discoveries of mineralization in the South Suluk, Marianas and Rand Spur areas.

Each of the gold deposits and occurrences in the Madrid area has its own unique characteristics, varying from vein or shear-hosted to stock work or breccia-hosted gold mineralization.  Most of the deposits are at or near the hanging wall of the Deformation Zone or one of several parallel structures of splays.  Most of the deposits, except South Patch, consist of high grade cores surrounded by large halos of lower grade mineralization.  The current exploration program is targeting the discovery and delineation of additional mineralization along the Deformation Zone and related structures, while also allowing MHBL to evaluate the potential of the rocks along the Madrid trend to host large scale, lower grade deposits.

Naartok Zone

The Naartok zone lies in the western portion of the Madrid deposit in an area where drill hole M92 in 2000 encountered 6.9 g/t gold over 51.8 m (including 21.4 g/t gold over 11.4 m) in a previously unrecognized zone of gold mineralization.  Drilling of 38 holes at Naartok in 2003 defined a trend that consists of a broad zone of gold mineralization that strikes a length of 300 m with a thickness of 10-30 m.  This zone is located in the hanging wall of the Deformation Zone and is characterized by a broad zone of greater than 1 g/t gold assays that correlates with a zone of multi-phase brecciation, quartz stock working and silicification.  Better mineralization appears to be localized in an area where the Deformation Zone is flexed, providing a possible dilation zone for the passage of mineralizing fluids.  Drilling to date has defined a  steeply plunging zone of intense silicification and higher grade gold values (15-25 g/t gold) extending 75-150 m along strike, plunging +200 m and averaging 5-25 m thick.

In 2004 MHBL targeted possible extensions of the existing Naartok resource to both the northeast and west following new geologic modelling that suggested the favourable Patch-type  stratigraphy that hosts the Naartok resource was open in these directions.  The first two holes successfully extended the Naartok mineralization both to the northeast and west by more than 200 m and 75 m respectively at grades significantly higher than the average for the current Naartok resource.  Based on this MHBL conducted an extensive drill program during the first half of 2004 significantly expanding the known mineralization with some excellent thicknesses and grades.  Particularly encouraging was drill hole 04PMD274 which intercepted 62 m averaging 9.8 g/t gold, comprised of two higher grade intervals separated by 13.7 m of low grade (less than 1 g/t gold) but mineralized rock.

These results demonstrate the continuity of the Naartok mineralization especially of the higher grade thicker areas discovered at depth in 2004 and illustrate significant potential to continue to expand the known mineralization based on an improved understanding of the geologic controls on mineralization.  MHBL followed up with a summer drill program that was designed to in-fill Naartok mineralization on roughly 50 m centres to support resource estimation and also drilled three major step-out holes in an unsuccessful attempt to extend mineralization to depth.

Suluk Zone

Drilling in 2002-2003 tested an area approximately 600m southeast of Naartok along the Deformation Zone under Patch Lake where previous drilling by BHP intersected 15.5 g/t gold over 2.0 m in hole M82 in a setting broadly similar to that of Naartok.  At Suluk sub-parallel and variably altered and mineralized horizons which dip at -80 degrees to the west have been traced for 500m along strike and to depths of more than 500 m below surface.  The mineralization at Suluk is similar to Naartok, with silicification quartz stock works and pyrite within a broader sericite-dolomite alteration halo.

Mineralization is situated 15 to 60m east of the Deformation Zone, not adjacent to it as at Naartok.  The steeply west-dipping zones of mineralization at Suluk are included within an intercalated basalt/argillite unit.  The ductility/rheology contrast between basalt and argillite, causing brittle failure of basalt in the vicinity of argillite layers is thought to locally control emplacement of mineralization.  This mechanism would explain why a majority of high grade basalt samples (15g/t) occur near the contacts with graphitic argillite units or in brecciated basalt with a graphitic argillite matrix.  The better gold values seem to be associated with higher percentages (5%) of fine-grained disseminated pyrite within the quartz carbonate-sericite altered horizons, mostly within brecciated, silicified and sulphidized, mafic, volcanic rocks.  Lesser amounts of gold mineralization occur in the intercalated, cherty, graphitic argillite. Preliminary metallurgical testing of a sample of strongly graphitic sediment from the Suluk deposit identified active carbon that could potentially adversely affect the recovery of gold in a conventional cyanidation recovery circuit, however, 2004 work established that this only applies to a portion of the Suluk resources.

Other Zones

Significant gold mineralization is found along the trend of the Deformation Zone outside of Naartok and Suluk zones, each of which differs somewhat in the style of mineralization but lies in close proximity to the Deformation Zone or, in the case of South Patch 14, within it.  These and other less explored areas associated with the Deformation Zone, remain important targets for future exploration activities in the Madrid area.

Exploration and Development Plans

To date, exploration has targeted outcropping shear and vein hosted Archean lode gold deposits, such as those discovered at Boston and Doris.   However, the discovery of the Naartok and Suluk zones in the Madrid system in 2001, the sources for the majority of resource additions on the Hope Bay Project in 2001- 2004, illustrate the potential for different styles of deposits including ones that do not outcrop.  Exploration in 2003 included areas with extensive cover and areas with potential for different styles of mineralization to those previously discovered on the belt.

Exploration in 2004 focused on continuing the expansion of the resources at Madrid, and doing significant exploration and resource upgrade drilling at Boston.

The Corporation has established three priority goals for its activities at Hope Bay during 2005.  These goals are:

1.

advancing Doris North through the permitting process towards a development decision;

2.

demonstrating potential for extended and expanded gold production beyond that set out in the Doris North Feasibility Study by upgrading the confidence in the existing resources and completing economic studies thereon; and

3.

continuing to increase the overall resources on the Hope Bay belt.

MHBL’s objective is to build an intermediate gold production profile through the sequential development of the Hope Bay Project.  MHBL believes its objective of intermediate producer status can be achieved by developing the high grade Doris North deposit to generate cash flow to pay for the mining infrastructure and fund the subsequent development of a bulk tonnage operation at Madrid and a satellite mining operation at Boston, blending bulk tonnage resources with higher grade feed from other deposits.  The Corporation’s strategy is to have Doris North as the infrastructure centre for the entire Hope Bay belt, minimizing the capital requirements and optimizing the return on future development areas.  In parallel with these development activities, MHBL plans to increase the overall gold resources on the belt through the expansion of the known deposits and discoveries for new ones.

Doris North Development Plan

During the latter half of 2002, Steffen Robertson and Kirsten Consulting (“SRK”) was engaged to prepare a feasibility study with respect to the economic potential of a stand alone development of the high grade, near surface Doris North zone.  The feasibility study prepared by SRK, the “Feasibility Study” was delivered to the Corporation in January 2003.  In 2004, MHBL commissioned an update to the Feasibility Study, however, this update is on hold pending further steps in the environmental permitting of the project.   Any increase in capital or operating costs will result in reduced net cash flow from the project.

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

The Feasibility Study assumes a two year operation focused solely on the mining of the Doris North Project by underground methods and with ramp access. Underground mining would be carried out by a combination of mechanized cut and fill and open stoping, assuming a minimum mining width of 2.5m and external dilution averaging 17% at zero grade.  Mine engineering has been advanced to a point well beyond what is considered normal for a feasibility study.  The entire deposit has been planned and scheduled, all required waste and on-ore development has been laid out and individual stopes engineered with ore and grade release schedules.  Costs and productivity estimates utilize experience from the Corporation’s Yellowknife operations, adjusted to site specific conditions.

Ore would be hauled from underground by truck to a crusher located adjacent to the portal that would feed a semi-modular mill most of which will be pre-constructed off site.  Due to the modular nature of a significant portion of the mill it would require very few foundations and would be set on bedrock and compacted fill.  The ore would undergo conventional crushing and grinding with an integrated gravity gold recovery circuit followed by flotation and cyanidation of flotation concentrates, with gold doré produced on site.

The Doris North Project will be subject to a 12% net profits royalty with an 85% limit on deductions which has the effect of establishing a minimum 1.8% net smelter return royalty payable to NTI.  The actual royalty that will be payable has not yet been determined and will depend upon the deduction of historical and current explorations costs, capital and operating costs.

Rock recovered from onsite quarries would be used for civil construction projects, such as a 4.8km permanent access road to a barge off-loading area on the coast 3.7km to the north, a barge landing site, an airstrip, and a tailings dam.  Tailings are proposed to be deposited sub-aqueously in a small lake to the east of the millsite locally known as Tail Lake.

As contemplated in the Feasibility Study, all equipment, bulk supplies and materials would be moved to site by barge from Hay River, although alternatives are being investigated.  Other supplies and personnel will be transported to and from site by aircraft.  Camp facilities for up to 175 personnel (sufficient for operating and exploration activities) would be constructed, with employees retained on a fly-in, fly-out basis, with hiring from southern Canadian communities and from the local communities in the West Kitikmeot region.  Total employment at the Doris North Project is estimated to be 150 persons.

Estimated Capital and Operating Costs

The following table sets forth the capital costs to bring Doris North into production as estimated by the Feasibility Study.

(C$ Millions)
Process Plant & Buildings	$17.75
Site Preparation	$13.58
Power Plant	$ 3.80
Underground Equipment	$ 2.46
Miscellaneous	$ 1.67
Total	$39.26m

The estimated capital cost of $39.26 million represents the total capital required over the life of the project.  This includes all anticipated lease/purchase costs for both the mill buildings and the power plant for a 36 month term.

Additional work completed by MHBL staff since the Feasibility Study suggests a number of opportunities to optimize the Doris North Project and to take into account the potential for longer term production from other deposits. In 2004, MHBL commissioned an update to the Feasibility Study.  However, this update is on hold pending further steps in the environmental permitting of the project.   Preliminary results indicate that increases in the prices of fuel, steel and other commodities will not materially increase the capital and operating costs.  Initial capital costs are expected to remain within the Feasibility Study parameters of plus or minus 15% of the C$39.3 million estimated, while operating costs are expected to remain within approximately 20% of the US$109 per ounce cash cost estimate, with fuel price increases and a stronger Canadian dollar being the principal factors varying from the Feasibility Study cost estimates.  Any increase in capital costs will result in reduced net cash flow from the project.

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

Future Development Opportunities

The Feasibility Study is based on mining solely in the Doris North area.  However, there is potential to extend the mine life through the development and mining of other resources in the Hope Bay Belt.  Additional infill drilling and other engineering work will be required to define a mineral reserve and establish the feasibility of mining material from the Madrid, Boston or the balance of the Doris system. These deposits could potentially be developed to produce ore for processing utilizing the same infrastructure proposed for the Doris North zone with some modifications and will be evaluated as exploration and other work progresses.  These options are subject to the completion of additional permitting processes.

Development Schedule

The Corporation estimates that it will take 18 months from the receipt of permits and a production decision to complete mobilization, construction and development to reach commercial production.

2004 Year End Resource Estimate

The following table sets forth the mineral resources at the Hope Bay Project as at December 31, 2004 including the 310,000 ounces set out as reserves in the Doris North Feasibility Study.

Category/Deposit	Tonnes (000s)	Gold Grade (g/t)	Contained Gold (000s oz)
Measured & Indicated
Boston	1,387	15.4	687
Doris	763	23.9	586
Madrid	4,708	5.5	837
Total Measured & Indicated Resources	6,853	9.6	2,111

Inferred
Boston	2,574	10.9	901
Doris	1,675	14.7	795
Madrid	14,959	5.4	2,602
Total Inferred Resources*	19,208	7.0	4,298

*Inferred resources are in addition to measured and indicated resources.

1.

All resource and reserve estimates were prepared by the MHBL staff in accordance with NI 43-101 and reviewed by John Wakeford, P. Geo., Vice-President, Exploration for the Corporation and the Qualified Person in accordance with NI 43-101.  Resource estimation models for Boston and Doris (excluding the Doris Hinge and Doris Central zones) have not changed since 2002 and used a two dimensional polygonal approach.  The Doris Hinge, Doris Central, Naartok and Suluk deposits were block modelled using ordinary kriging methods, whereas other zones applied inverse distance methods, also the same as 2002.  Resource estimation models for the Madrid area used three dimensional block model methods, except for the South Suluk and South Patch 14 areas, which used a two dimensional polygonal approach.  Capping and cut off grades were applied.  Measured resources were estimated only in the Boston B2 Zone where the resource blocks have been undercut.  Indicated resources for all the deposits generally lie within 25 metres of a drill hole within detail drilled areas and inferred resources generally lie no more than 50 metres from a drill hole.  The estimates for the Madrid area (except South Patch 14) were reviewed by Roscoe Postle Associates Inc. in 2003-5, while those for Doris Central and Boston were audited by an independent resource consultants in 2001.  The resource estimates for Doris Hinge, Doris North and South Patch were audited by independent resource consultant SRK Engineering in 2002.

2.

The mineral resources were determined by the use of mapping, drilling, sampling, assaying and evaluation methods generally applied in the mining industry.  Inferred and indicated resource estimates were made using different cut-off grades depending on the characteristics of each deposit.  The term “cut-off grade” means the lowest grade of mineralized rock that can be included in the resource estimate in a given deposit.  Cut-off grades vary between deposits depending upon prevailing economic conditions, mineability of the deposit, amenability of the ore to gold extraction, and milling or leaching facilities available.

3.

The mineral resource estimates presented herein are estimates, and do not constitute reserves.  There is no assurance that a commercially viable ore deposit exists on the Boston or Madrid properties.

4.

300,000 ounces of inferred resources lie within 30m of lake bottoms (pillars) and are considered unsafe to be mined due to the proximity of the resources to the lake bottom.  They are considered unlikely to be mined without significant economic and permitting challenges.  The regulations for mining pillars under lakes in Nunavut require a variance from the Mines Inspection Branch for mining within 100m of a lake bottom.

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

Overall project approval and operating permits will be dependent upon an environmental assessment process together with community consultation and an acceptable Inuit Impact and Benefit Agreement (“IIBA”) made under the Nunavut Land Claims Agreement (“NLCA”).

Any use of Inuit surface land requires a land use permit, licence or lease. Such permits are issued and administered by the Kitikmeot Inuit Association (“KIA”).  Applications are reviewed by the KIA, NIRB and local communities.  Land-use licences are valid for up to three years.  Amendments describing proposed work must be submitted on an annual basis and are subject to local community review.

Any water use on Inuit lands requires a licence.  The NWB issues all water licences and permits within Nunavut subject to a review by NIRB, which could make up recommendations to the NWB respecting permit issuances.

Doris North Permitting Progress

Most of the activities contemplated on the Doris North Project will be located on land on which the Inuit retain both surface and mineral rights.  NIRB is the principal permitting regulatory agency for the Doris North Project under the NLCA.

MHBL filed a preliminary project description with the NWB and KIA which was referred to NIRB in March 2002, based on which NIRB issued guidelines for the preparation of a draft environmental impact statement (“EIS”) under the NLCA.  MHBL filed a draft EIS with NIRB in January 2003.  The draft EIS detailed the Doris North Project and included the project description, environmental baseline studies, impact assessments, socio-economic considerations, environmental management plans and reclamation and closure plans. NIRB distributed the draft EIS to the various territorial and federal agencies which have jurisdiction over the Doris North Project.

NIRB held public hearings to review the Doris North Project in four local communities in July 2004 as part of an environmental assessment of the project undertaken by NIRB pursuant to Part 5 of the NLCA. On August 16, 2004, MHBL announced that NIRB had recommended to the Minister of INAC that the Doris North Project should not proceed on the basis of the current application, and identified five areas where additional information was required. In its report, NIRB encouraged MHBL to file another application that includes the requested supplemental information.  The five areas identified by NIRB as requiring supplemental information are:

1. mitigation and monitoring of wildlife impacts;

2. alternatives to the use of Tail Lake as a tailings impoundment;

3. Tail Lake water quality and water management strategy;

4. design and affects of a jetty to be built on the Arctic coast; and

5. assessment of socio-economic impacts from the project.

The Minister of INAC accepted the NIRB recommendations in December, 2004.

MHBL has prepared draft reports addressing the areas identified by NIRB and in February 2005, filed an updated preliminary project description with NIRB to commence a new application for the environmental assessment of the Doris North Project.

NIRB has written to the Minister of INAC requesting direction to conduct a review of the project in accordance with Part 5 of the NLCA.  NIRB may conduct a further review and make a further recommendation to the Minister as to whether the Doris North project should proceed. If a positive NIRB recommendation is obtained and is supported by the Minister, NIRB would then issue a project certificate which would allow the NWB to schedule and hold hearings into the granting of a water licence for the project.  Assuming a positive NWB decision, the Minister would determine whether to approve the water licence and set the bonding amounts. The project will also need a number of other permits, such as an authorization to deposit tailings into Tail Lake, a federal lease of a portion of Robert’s Bay to allow construction of an offloading jetty and an authorization from the Department of Fisheries and Oceans.  MHBL has taken steps towards obtaining all required permits.  MHBL will also require a production lease from NTI allowing the removal of minerals, various surface leases from the KIA and an Inuit Impact and Benefits Agreement (“IIBA”).  MHBL has settled an agreement in principle for an IIBA and is currently negotiating the terms of the other agreements.

MHBL does not control the timing of the permitting process.  MHBL currently expects that if the project is permitted to proceed, the Doris North project would not commence commercial production until late 2007 at the earliest.

Windy Camp

On June 16, 2004, an estimated 19,000 litres of fuel spilled from a storage tank at the Windy Lake Camp at Hope Bay. Immediate and effective cleanup was initiated and the appropriate authorities notified. The major proportion of the spill was contained and recovered. The incident has been investigated by the relevant authorities. It is unknown whether charges will be laid and may not be known until up to two years after the incident.

Back River Projects (George Lake and Goose Lake)

Pursuant to an agreement (the “Kinross Option Agreement”) dated February 25, 2004 between Kinross Gold Corporation (“Kinross”), Miramar Bathurst Resources Ltd., (“MBRL”), a wholly owned subsidiary of the Corporation, and the Corporation, Kinross granted to MBRL the option (the “Back River Option”) to earn a 60% joint venture interest in the Back River project.   The Back River project encompasses a number of land packages, including the George Lake and Goose Lake projects in Nunavut.  Pursuant to an assignment of the Option Agreement dated February 3, 2005 (the “DPM Assignment Agreement”) between the Corporation on behalf of itself and 688282 British Columbia Ltd. (the indirect assignee of MBRL) and Dundee Precious Metals Inc, (“DPM”) the Kinross Option Agreement including the Back River Option was assigned to DPM for:

1.

Reimbursement of the Corporation’s aggregate costs incurred in acquiring and exploring the Back River Properties, plus 5%, approximately $10 million;

2.

150,000 common shares of DPM, or the then cash equivalent, if either (i) the total mineral resources on the Goose Lake property are not less than 1,500,000 ounces of gold or (ii) a decision is made to place a mine into commercial production on any part of the Black River Project; and

3.

187,500 common shares of DPM, or the then cash equivalent thereof, if DPM exercises the Back River Option.

DPM agreed to reimburse certain general and administrative costs associated with the Back River project and the Corporation agreed to provide office space for a period of 12 months.

Con Mine

The Con Mine is owned by Con Ltd., a wholly owned subsidiary of the Corporation.  The Con Mine operated from 1938 until November 2003 when mining ended.  During that time, it was on care and maintenance from 1941 to 1945 and was closed during most of 1998 and part of 1999 as a result of strike action by the hourly workers.  The Con Mine was operated from 1986 to 2003 by Con Ltd. The Corporation acquired all of the outstanding shares of Con Ltd. together with the outstanding indebtedness of Con Ltd. to NERCO Minerals Company (“NERCO Minerals”), its former parent, for a purchase price of approximately US$25,000,000 and 3,900,000 Common Shares valued at $4,875,000 on October 14, 1993.

On August 8, 2000, Con Ltd. received a renewal of the water licence (the “Con Water Licence”) for the Con Mine issued under the Northwest Territories Waters Act.  The Con Water Licence expires on July 29, 2006.  As a condition of the Water Licence, Con Ltd. must maintain a security deposit for the cost of future reclamation of the Con Mine as required by the Mackenzie Valley Land and Water Board (“MVLWB”) and in a form acceptable to Indian and Northern Affairs Canada (“INAC”).  The Con Water Licence required initial security in 2000 of $1.5 million which increased by $1.5 million per year until a total of $9 million was on deposit.  Con Ltd. provided a letter of credit for the first $1.5 million in 2000 and the balance of the security requirements have been satisfied through the transaction described below.

On April 4, 2003, Con Ltd. sold the Bluefish Power Plant (“Bluefish”) to the Northwest Territories Power Corporation (“NTPC”) for a purchase price of $10 million which was paid on December 30, 2004 (the “Bluefish Proceeds”).

On December 31, 2004, $9 million of the Bluefish Proceeds was deposited into a reclamation security trust (the “First Con Mine Trust”) to be held in trust to fund the reclamation of the Con Mine if Con Ltd. does not meet its reclamation obligations with respect to environmental compliance, reclamation, post-closure control measures, monitoring and ongoing maintenance and adaptive management programs for environmental impacts in connection with the operation of and closure of operations at the Con Mine under the Northwest Territories Waters Act and the Water Licence.  The deposit into the First Con Mine Trust satisfied the security deposit obligations of Con Ltd. under the Con Water Licence.

In connection with the Bluefish sale, the Corporation and Con Ltd. granted to NERCO Minerals an indemnity (“Indemnity”) with respect to any cost related to the potential environmental liabilities associated with the operation of the Con Mine.  As security for its obligations under the Indemnity, Con Ltd. granted a general security agreement over all of the assets of Con Ltd. to NERCO Minerals.  In addition, Con Ltd. established a second reclamation security trust (the “Second Con Mine Trust”) to fund any reclamation of the Con Mine site not funded by the First Con Mine Trust.  On December 31, 2004, the remainder of the Bluefish Proceeds ($1 million) was deposited to the Second Con Mine Trust and all proceeds of sale of the assets of the Con Mine (net of Con Ltd.’s reasonable costs of sale) will also be deposited into the Second Con Mine Trust.

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

An autoclave facility was constructed and commenced operation during late 1992 to process refractory ores and gold-bearing arsenic sludge from historic roasting operations.  Operation of the autoclave to process the arsenical sludge eliminates a potential environmental liability at the site by rendering the toxic chemical arsenic trioxide as a stable and environmentally benign chemical, ferric arsenate.  The autoclave has been processing arsenical sludges from the Con Mine property since March 2000 and will continue to do so until completed and it moves into other reclamation activities.  The main thrust of arsenical sludge treatment is expected to be completed by mid 2005 with final wash down and treatment scheduled for the summer of 2006.

As required under the Water Licence, Con Ltd. filed a draft abandonment and restoration plan in 2001 and a revised abandonment and restoration plan (the “A & R Plan”) with the MVLWB in March 2003.  The MVLWB established a working group with representatives from Environment Canada, Department of Fisheries and Oceans, INAC, Resources, Wildlife & Economic Development of the Government of the Northwest Territories, Stanton Territorial Health Authority, Ministry of Municipal and Community Affairs, City of Yellowknife, Dene Nation, North Slave Metis Alliance, Dogrib Treaty II Council and  Northwest Territories Chamber of Mines and a schedule for reviewing each of the sections of the A&R Plan.  Meetings continue with the working group to finalize the plan.

As all mining and processing activities are terminated at the site, all other outstanding reclamation will be commenced as part of the current closure plan, with physical site remediation anticipated to be completed over a three to four year period.  It has been estimated that ongoing water treatment and monitoring of the site by Con Ltd. could continue for up to 20 years.

The goal of Con Mine is to be in full compliance with all environmental laws applicable in the Northwest Territories.  However, this is not always possible and charges were laid against Con Ltd. under the Northwest Territories Waters Act in connection with the discharge of effluent above permitted levels over a weekend in 2002 and failing to immediately pump out seepage pits adjacent to a tailings dam.  Con Ltd. pled guilty to certain of the charges, paid a fine of $10,000 and contributed $80,000 to a fund established by Environment Canada.

Giant Mine

The Giant Mine is situated adjacent to the Con Mine in the City of Yellowknife.  In December, 1999, Giant Ltd. acquired the Giant Mine, including its mineral assets, plant and equipment, from INAC for nominal cash consideration and a payment of $425,000 for parts and materials inventories.  The payment was placed into the Giant Mine Reclamation Security Trust (“RST”), a trust established to fund the cost of environmental reclamation relating to the prior operation of the mine.  INAC has indemnified the Corporation and Con Ltd. and their respective directors and officers from all environmental liabilities related to the operation of the Giant Mine prior to the acquisition of the mine by Giant Ltd.  As a condition of the acquisition of the Giant Mine, Giant Ltd. provided a letter of credit for $200,000 and has issued promissory notes totalling $6.8 million as security against the reclamation costs of the Giant Mine pursuant to the Giant Mine Water Licence.

Giant Ltd. started mining at the Giant Mine in the first quarter of 2000.  All ore was processed at the Con Mine mill.  Mining ended in July 2004.  The Giant Mine produced 12,662 ounces of gold in 2004, 22,203 in 2003 and 23,899 in 2002.

The agreement with INAC whereby Giant Ltd. acquired the Giant Mine, provided that Giant Ltd. could elect to transfer the mine back to INAC after operating the mine for two years.    Giant Ltd. had notified INAC that it would return the Giant Mine to INAC on January 10, 2005; however at the request of INAC, Giant Ltd. has agreed to extend the return date to June 30, 2005, until which time Giant Ltd. will hold the mine on care and maintenance, with the holding costs reimbursed by INAC.  The indemnity against environmental liability will survive the return of the mine to INAC.  On the return of the Giant Mine to INAC on June 30, 2005, the Corporation will be relieved of its obligation to maintain the security for $200,000 and the shares of Giant Ltd. will be transferred to the RST.

Equity Investments

Sherwood Mining Corporation

The Corporation owns 10,000,000 shares of Sherwood Mining Corporation (“Sherwood”) representing a 38.3% interest.  Sherwood is a publicly traded Company listed on the TSX Venture Exchange.

Pursuant to an option and joint venture agreement dated March 19, 2004 (the “Sherwood Option Agreement”), the Corporation granted to Sherwood the option (the “Sherwood Option”) to earn a 60% interest in the Chicago area of the Hope Bay belt, encompassing the Chicago/Kell trend and the Heku trend (the “Chicago Area”).  The Chicago Area consists of 11 claims covering 9,162 hectares located in the southwest portion of the Hope Bay Belt, and lies approximately 15 Km southwest of the Corporation’s Boston Camp.  Under the terms of the Sherwood Option Agreement, Sherwood can exercise the Sherwood Option by spending $3.1 million on exploration work in phases over a period of three years.  If the Sherwood Option is exercised, a joint venture will be established with the initial interest of the Corporation and Sherwood being 40% / 60% respectively. The Corporation will have a one time right to increase its interest to 50% in the joint venture by paying $500,000 to Sherwood.  The Corporation may elect to exercise this right within 120 days of receiving notice that Sherwood has exercised the Sherwood Option.

In connection with the Sherwood Option, Sherwood has granted to the Corporation a 30 day right of first refusal to acquire all or any portion of the Elu Property that Sherwood proposes to sell.  Sherwood also granted to the Corporation the right to acquire a 50% interest in the Elu Property and be the operator of all work thereon, exercisable within 90 days of completion of a feasibility study on the Elu Property by Sherwood.  To acquire the 50% interest the Corporation must pay Sherwood an amount equal to 100% of the amount that Sherwood has spent on exploration and development of the Elu Property to the date of election.  Sherwood has also granted to the Corporation the right to participate in all future equity offerings by Sherwood in proportion to the Corporation’s then ownership of Sherwood.

In consideration of Quest Capital Corp. (“Quest”) providing a financing facility to Sherwood, on March 23, 2005 the Corporation granted to Quest an option to purchase 1.0 million Sherwood shares at $0.25 per share for 18 months, and 1.5 million Sherwood shares at $0.35 per share for 18 months from the dated that Sherwood completes a takeover bid of Minto Exploration Ltd.  The Corporation has also agreed not to sell any shares of Sherwood while the Quest finance facility is outstanding.  Sherwood has agreed to issue to the Corporation 428,000 shares and 428,000 12 month warrants exercisable at the price of the next financing by Sherwood, subject to a minimum exercise price of $0.35.  The Corporation has agreed to purchase 1.2 million Sherwood shares at $0.25 per share by private placement.

A program of geologic mapping, prospecting and follow up diamond drilling funded by Sherwood was conducted on the Chicago Area during the summer of 2004 by MHBL staff funded by Sherwood.  The results of this work have been publicly reported by Sherwood.

The Corporation has prepared a 2005 exploration budget for exploration of the Chicago Area totalling $1,250,000 for Sherwood’s consideration.  Sherwood has not indicated to the Corporation whether it will proceed with the program.  If Sherwood determines not to proceed with the program, the Corporation does not intend to undertake the program.

Northern Orion Explorations Ltd.

The Corporation holds a net smelter proceeds agreement (the “Proceeds Agreement”) which requires Northern Orion Explorations Ltd. (“Northern Orion”) to pay to the Corporation an amount equal to 2.5% of the net smelter returns from all product sold from the Agua Rica and Mantua properties.  The Proceeds Agreement also requires Northern Orion to pay to the Corporation 50% of the net proceeds of sale of any interest in the Agua Rica or Mantua properties.  The maximum amount payable under the Proceeds Agreement is $15 million.  The Corporation held approximately 200,247 shares of Northern Orion at December 31, 2004. The Agua Rica copper/gold property is a large copper porphyry deposit located on a group of exploitation concessions and mining claims located in Catamarca Province, Argentina. The Mantua copper project consists of a secondary enriched copper deposit located in Pinar del Rio Province, Cuba, 240 kilometres west of Havana.

Maximus Ventures Ltd.

In September 2004, the Corporation and Maximus Ventures Ltd. (“Maximus”) entered into an option agreement, (the “Maximus Option Agreement”) pursuant to which the Corporation granted to Maximus an option (the “Maximus Option”) to earn a 75% interest in the Eastern Contact and Twin Peaks areas of Hope Bay (the “Maximus Option Property”) by spending $7.5 million on exploration over a three year period.  In consideration for entering into the Maximus Option Agreement, Maximus issued 1.5 million shares to the Corporation and to maintain the Option must issue an additional 3.5 million shares to the Corporation over time to maintain the Maximus Option.  Up to an additional 16.5 million Maximus shares could also be issued to the Corporation upon specific resource milestones being reached at the Maximus Option Property.

During the 2004 field season, a program of surface exploration and diamond drilling was conducted, funded by Maximus in the Eastern Contact area of the Maximus Option Property by staff of the Corporation. The results of this work have been publicly reported by Maximus.

Maximus has indicated to the Corporation that it plans exploration expenditures of $2,025,000 in 2005 with respect to the Maximus Option Property.  If Maximus does not proceed with this program, the Corporation does not intend to conduct the program.

RISK FACTORS

Gold Price Volatility

The economics of developing gold and other metal properties are affected by many factors including the cost of operations, variations in the grade of ore mined and the price of gold or other metals.  Depending on the price of gold or other metals, the Corporation may determine that it is impractical to commence or continue exploration of its properties or development efforts if any.  The prices of gold and other metals have fluctuated in recent years.  During the year ended December 31, 2004, the market price for gold ranged from US$409.87 (low) to US$450.89 (high) per ounce and averaged approximately US$409 per ounce in 2004.  Sources: Metals Week, Reuters and Bloomberg.  There can be no assurance that the price of gold will remain at these levels.

The potential of the Corporation’s properties is significantly affected by changes in the gold price.  The gold price can fluctuate widely and is affected by numerous factors beyond the Corporation’s control, including industrial and jewellery demand, inflation and expectations with respect to the rate of inflation, the strength of the Canadian and U.S. dollar, interest rates, gold sales by central banks, forward sales by producers, global or regional political or economical events, and production and cost levels in major gold producing regions.  In addition, the gold price is sometimes subject to rapid short term changes because of speculative activities.  The supply of gold consists of a combination of new production from mining and existing stocks of bullion and fabricated gold held by governments, public and private financials institutions, industrial organizations and private individuals.  As the amounts produced in any single year constitute a small portion of the total potential supply of gold, annual variations in production do not necessarily have a significant impact on the supply of gold or its price

Gold Refining, Sales and Hedging Activities

To mitigate the risk of adverse price fluctuations, the Corporation has in the past entered into spot deferred forward sales contracts and call options for production from the Yellowknife mines.  During 2004, the Corporation either fulfilled or financially settled all remaining hedging obligations and at December 31, 2004 the Corporation had no outstanding gold or currency hedging contracts.

Environmental

Con Ltd., Giant Ltd. and MHBL have, respectively, been granted various licences and permits relating to the operation of the Con and Giant mines and the exploration activities at the Hope Bay Project.  As a condition of these licences and permits, each of these companies has an obligation to reclaim and restore areas of operation and disturbance to acceptable standards as established by the responsible government agencies.  Under the terms its water licence and other agreements, Con Ltd. has deposited into reclamation security trust $10 million for reclamation of the Con Mine.  The final Abandonment and Reclamation Plan for the Con Mine has not yet been approved and changes to the plan could require Con Ltd. to contribute more funds to secure the abandonment and reclamation of the Con Mine site.  The actual reclamation costs may exceed the amount deposited in the trusts.  Reclamation may take several years and standards could change, increasing costs.  As a condition of the acquisition of the Giant Mine, Giant Ltd. provided a letter of credit for $200,000 and has issued promissory notes totalling $6.8 million as security against the reclamation costs of the Giant Mine pursuant to the Giant Mine Water Licence.  These promissory notes are secured solely by the assets of the Giant Mine and are due from Giant Ltd. only upon default of the Giant Mine Water Licence.  On the return of the Giant Mine to INAC on June 30, 2005, the Corporation will be relieved of its obligation to maintain the security of $200,000 and the shares of Giant Ltd. will be transferred to the RST.  The Corporation’s subsidiary MHBL could be subject to proceedings relating to a fuel spill described in “Windy Camp”.  Con Ltd. pled guilty to certain charges described under “Con Mine”.

Permitting

Production from any deposit at the Hope Bay Project, including the Doris North Project, will be subject to permitting requirements.  There can be no assurance that any required permits will be obtained in a timely manner or at all, or that they will be obtained without conditions which would prohibit development.

Competition

The Corporation competes with other mining companies for the acquisition of mineral claims, permits, concessions and other mineral concessions as well as for the recruitment and retention of qualified employees.  There is significant competition for the limited number of gold acquisition opportunities and, as a result, the Corporation may be unable to acquire attractive gold mining properties on terms it considers acceptable.  The Corporation competes against larger mining companies with greater resources.

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

Development projects have no operating history upon which to base estimates of future cash operating costs.  Particularly for development projects, estimates of proven and probable reserves and cash operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies which derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of gold from the ore, estimated operating costs, anticipated climatic conditions and other factors.  As a result, it is possible that actual cash operating costs and economic returns will differ significantly from those currently estimated for a project prior to production.  It is not unusual in new mining operations to experience unexpected problems during the start-up phase, and delays often can occur in the commencement of production.  Currently, the Corporation has no properties in development or production and it has no revenues from operations.

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

Additional Funding Requirements

As of December 31, 2004, the Corporation had cash and cash equivalents of approximately C$30 million and working capital of approximately C$23.2 million.  The Corporation estimates that is will spend approximately C$17 million on exploration programs and permitting expenditures related to its properties, plant and equipment during the next twelve months.  Although the Corporation currently believes it has sufficient financial resources to undertake its presently planned exploration and development program, further exploration on the Corporation’s mineral resource properties in Nunavut will require additional capital.  In addition, a positive production decision on the Doris North Project would require capital for project engineering and construction.  Accordingly, the continuing development of the Doris North Project will depend upon the Corporation’s ability to obtain financing on reasonable terms.  There is no assurance the Corporation will be successful in obtaining the required financing.

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

Losses

The Corporation has incurred losses and may continue to incur losses for the foreseeable future.  The Corporation incurred losses during each of the following periods:

•

$32.45 million for the year ended December 31, 2004

•

$18.5 million for the year ended December 31, 2003

As of December 31, 2004, the Corporation had an accumulated deficit of $201.4 million.

The Corporation currently has no properties in production or under development.  It may be several years before the Corporation will generate any revenues from operation, if at all.  There can be no assurance that the Corporation will realize revenue growth or achieve profitability.

Reserves and Resources

The reserve and resource figures set forth in this AIF are estimates and there is no certainty that the indicated quantities and grades of gold will be realized.  Reserve estimates may require revision based on various factors such as actual production experience, market price fluctuation of gold, production costs or recovery rates.  Mineral resources which are not mineral reserves do not have demonstrated economic viability.  All reserve and resource estimates included herein are in accordance with Canadian National Instrument 43-101 “NI 43-101”.  Disclosure standards in the United States differ from those of NI 43-101.

Note to U.S. Readers:  The terms “Mineral Reserve,” “Proven Mineral Reserve” and “Probable Mineral Reserve” used in this AIF are Canadian mining terms as defined in accordance with NI 43-101 under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves Definitions and guidelines adopted by the CIM Council on August 20, 2000.

Under standards set forth by the United States Securities and Exchange Commission (“SEC”), a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made. Under SEC standards the term “reserve” means that part of a mineral deposit which can be economically and legally extracted or produced at the time of the reserve determination.  The term “economically,” as used in the foregoing definition implies that profitable extraction or production has been established or analytically demonstrated to be viable and justifiable under reasonable investment and market assumptions; and the term “legally,” as used in such definition, does not imply that all permits needed for mining and processing have been obtained or that other legal issues have been completely resolved.  However, for a reserve to exist, there should be a reasonable certainty based on applicable laws and regulations that issuance of permits or resolution of legal issues can be accomplished in a timely manner.

Under NI 43-101, Mineral Reserves are categorized as follows on the basis of the degree of confidence in the estimate of the quantity and grade of the deposit.

Under NI 43-101, Proven Mineral Reserve means, in accordance with CIM Standards, for the part of a deposit which is being mined, or which is being developed and for which there is a detailed mining plan, the estimated quantity and grade or quality of that part of a measured mineral resource for which the size, configuration and grade or quality and distribution of values are so well established, and for which economic viability has been demonstrated by adequate information on engineering, operating, economic and other relevant factors, so that there is the highest degree of confidence in the estimate.  This definition differs from the standards in the United States, where proven or measured reserves are defined as reserves which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; (b) grade and/or quality are computed from the results of detailed sampling and (c) the sites for inspection, sampling and measurement are spaced so closely and the geographic character is so well defined that size, shape, depth and mineral content of reserves are well established.

Under NI 43-101, Probable Mineral Reserve:  means, in accordance with CIM Standards, the estimated quantity and grade or quality of that part of an indicated mineral resource for which economic viability has been demonstrated by adequate information on engineering, operating, economic and other relevant factors, at a confidence level which would serve as a basis for decisions on major expenditures. This definition differs from the standards in the United States, where probable mineral reserves are defined as reserves for which quantity and grade and/or quality are computed from information similar to that of proven reserves (under United States standards), but the sites for inspection, sampling, and measurement are further apart or are otherwise less adequately spaced, and the degree of assurance, although lower than that for proven mineral reserves, is high enough to assume continuity between points of observation.  The degree of assurance, although lower than that for proven mineral reserves, is high enough to assume continuity between points of observation.

Note to U.S. Readers:  The terms “Measure Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” used in this AIF are Canadian mining terms as defined in accordance with NI 43-101 under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum, “the “CIM”) Standards on Mineral Resources and Mineral Reserve Definitions and guidelines adopted by the CIM council on August 20, 2000.

Under NI 43-101, Mineral Resources are divided into three categories, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” which are defined in accordance with NI 43-101 under the guidelines set out in the CIM Standards as follows:.

Under NI 43-101, Measured Mineral Resource:  Under CIM standards is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Under NI 43-101, Indicated Mineral Resource:  Under CIM Standards, an Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

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

While the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource,” “measured mineral resource,” “indicated mineral resource,” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States.  As such, information contained in this AIF concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.  “Indicated mineral resource” and “inferred mineral resource” have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility.  It can not be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category of resource.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

DIVIDENDS

The Corporation has not paid dividends on the Common Shares since its incorporation.  The Corporation does not have any present intention of paying dividends, as it anticipates that the cash resources of the Corporation will be used to undertake exploration and development programs on its mineral properties as well as the acquisition of additional mineral resource properties.

DESCRIPTION OF CAPITAL STRUCTURE

The Corporation’s authorized share capital consists of 500,000,000 common shares without par value (“Common Shares”), of which as at March 30, 2005 there were 159,696,699 Common Shares issued and outstanding.  Each Common Share entitles the holder to one vote on all matters voted on a poll at meetings of shareholders, to receive dividends if, as and when declared by the board of directors and to share in the remaining property of the Corporation on a dissolution or winding-up.

The Corporation had 688 registered shareholders of record as at March 30, 2005.  The Articles and by-laws of the Corporation contain no restrictions on the right to hold or vote the Corporation’s Common Shares.

MARKET FOR SECURITIES

The Common Shares are listed on the Toronto Stock Exchange and the American Stock Exchange under the trading symbols “MAE” and “MNG”, respectively.  The tables show below present the high and low sale prices for the Common Shares and the volume, on a monthly basis for the Toronto Stock Exchange and the American Stock Exchange for 2004.

Toronto Stock Exchange (Canadian Dollars)

Month	High	Low	Volume
January	3.74	2.60	10,037,105
February	3.32	2.65	675,978
March	2.91	2.17	12,145,132
April	2.50	1.72	9,820,487
May	2.25	1.78	7,738,357
June	1.90	1.24	7,534,766
July	1.85	1.35	902,523
August	1.70	1.11	993,8741
September	1.61	1.16	14,946,954
October	1.86	1.45	102,683
November	1.80	1.45	784,953
December	1.53	1.31	709,518

American Stock Exchange (US Dollars)

Month	High	Low	Volume
January	2.93	2.01	18,300,000
February	2.51	1.98	12,300,000
March	2.19	1.64	19,900,000
April	1.90	1.25	14,800,000
May	1.62	1.28	10,500,000
June	1.39	.90	13,000,000
July	1.41	1.04	7,400,000
August	1.30	.85	12,400,000
September	1.27	.90	12,000,000
October	1.52	1.13	10,600,000
November	1.51	1.22	11,000,000
December	1.26	1.05	8,450,000

DIRECTORS AND OFFICERS

The following table sets forth the names and municipalities of residence of the directors and officers of the Corporation, their position(s) held with the Corporation and their principal occupations.

Name and Municipality of Residence	Position(s) Held	Principal Occupation
Lawrence Bell (1) (5) West Vancouver, B.C.	Director	Corporate Director, B.C. Hydro, electrical utility
David Fennell (2) (4) Nassau, Bahamas	Executive Vice-Chairman and Director	Mining Executive
Catherine McLeod-Seltzer (3) (5) West Vancouver, B.C.	Director	President, Pacific Rim Mining Corporation, mining corporation
Peter Nixon (1) (5) Keswick, Ontario	Director	Corporate Director
Anthony J. Petrina (2) (3) (4) (5) Vancouver, B.C.	Chairman of the Board and Director	Mining Engineer, Corporate Director
Christopher J. Pollard (1) (4) Vancouver, B.C.	Director	Retired lawyer, Corporate Director,
William E. Stanley (1) (2) (3) West Vancouver, B.C.	Director	Mining Engineer, Industry Consultant
Peter Steen (3) (4) (6) Phoenix Arizona	Director	Mining Engineer, President, Peter Steen Consulting Inc., consulting company
Anthony P. Walsh (2) West Vancouver, B.C.	Officer and Director	President and Chief Executive Officer of the Corporation
Elaine Bennett, North Vancouver, B.C.	Officer	Vice-President and Controller of the Corporation
Brian Labadie Maple Ridge, B.C.	Officer	Executive Vice-President, Chief Operating Officer of the Corporation
A. David Long, West Vancouver, B.C.	Officer	Vice President Legal of the Corporation
Stephen P. Quin, West Vancouver, B.C.	Officer	Executive Vice-President of the Corporation
John Wakeford North Vancouver, B.C.	Officer	Vice President Exploration of the Corporation
Heather Duggan North Vancouver, BC	Officer	Vice-President, Human Resources of the Corporation

(1)  Member of the Audit & Risk Management Committee

(2)

Member of the Executive committee

(3)

Member of Human Resources Committee

(4)

Member of the Safety & Environmental committee

(5)

Member of the Corporate Governance, Nominating Committee

(6)

Peter Steen has indicated to the Corporation that he will not be standing for re-election as a director at the 2005 Annual General Meeting which will be held on May 10, 2005 in Vancouver, B.C.

Each of the foregoing individuals has been engaged in the principal occupation set forth opposite his or her name during the past five years except for: Mr. Bell who, prior to August 2001, was President of Shato Holdings Ltd., a food services and real estate management and holding Company; David Fennell who, prior to 2002 was the President and Chairman of Hope Bay Gold Corporation Inc.; Elaine Bennett who, prior to 2002, was the Corporate Controller of the Corporation; and Heather Duggan who, prior to 2004 was the Director of Human Resources & Workforce Development at Diavik Diamond Mines, and prior to 2002,the Principle Consultant, Mountain Consulting International, a human resources and change management consulting Company;

Directors are elected at each annual meeting of shareholders and serve until the next annual meeting or until their successors are elected or appointed.

To the best of the Corporation’s knowledge, having made due inquiry, no director or executive officer of the Corporation is or has been in the last 10 years, a director or executive officer of another issuer that, while that person was acting in that capacity (a) was the subject of a cease trade or similar order, or an order that denied the other issuer access to any exemptions under Canadian securities legislation for a period of more than 30 consecutive days, or (b) was subject to an event that resulted, after that person ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under Canadian securities legislation for a period of more than 30 consecutive days, or (c) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

To the knowledge of the Corporation, the number of Common Shares of the Corporation which were beneficially owned, directly or indirectly, or over which control or direction was exercised by all directors and executive officers of the Corporation as a group as at March 25, 2005, was 2,950,001 shares representing 1.84% of the then outstanding Common Shares.

To the knowledge of the Corporation, no director or officer of the Corporation has an existing or potential conflict of interest with the Corporation or any of its subsidiaries.

LEGAL PROCEEDINGS

The following is a description of the legal proceedings to which the Corporation is party or to which any of its property is subject and which involves a claim for damages, excluding interests and costs, exceeding 10% of the Corporation’s current assets as at December 31, 2004.

In 1995, the Corporation entered into a joint exploration transaction with an investor that resulted in the sale of an interest in the assets comprising the Con Mine.  The transaction was based upon an independent valuation prepared for the Corporation.  In 2000, Canada Customs and Revenue Agency (the “CRA”) issued a re-assessment notice challenging the valuation that formed the basis for the transaction.  This re-assessment does not give rise to any taxes payable by the Corporation.  However, as part of the transaction in 1995, the Corporation agreed to compensate the investor for any shortfall in the value of the assets transferred, to a maximum of $2.7 million, plus accrued interest of approximately $2.1 million at December 31, 2004, such amounts to be payable should a ruling be made against the Corporation denying the transfer of certain tax pools.  In January, 2005, the CRA issued a Notice of Confirmation of the tax reassessment which challenges the fair value of the property and the allocation of the fair value to assets and associated tax pools   The fair value established by the Corporation in 1995 was supported by an independent valuation that the Corporation intends to strenuously defend however, the outcome of this matter cannot be determined at this time.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer, of the Corporation, person or company that is the direct or indirect beneficial owner of, or who exercises control or discretion over, more than 10% of the outstanding Common Shares or associates or affiliates of the foregoing has any material interest, direct or indirect, in any transaction since January 2002 that has materially affected or will materially affect the Corporation other than as described in the following paragraph.

Dundee Securities Corporation ("Dundee Securities") is an affiliate of Dundee Wealth Management Inc. which, together with its associates and affiliates, owns or exercises control or direction over an aggregate of 25,580,717 Common Shares, representing approximately 16% of the total number outstanding. In 2003 and 2004, Dundee acted as an underwriter or agent in respect of one public and several private placements of securities of the Corporation.  In consideration for its services, Dundee Securities and the other underwriters and agents received cash commissions equal to between 5% and 6% of the gross proceeds of the offerings and, in some cases, compensation options exercisable to purchase between 5% and 6% of the number of securities sold.

TRANSFER AGENTS AND REGISTRARS

The registrar and transfer agent for the Common Shares is Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, BC V6C 3B8 and Suite 1101, 4 King Street West, , Toronto, Ontario.

MATERIAL CONTRACTS

The following is a list of contracts (other than in the ordinary course of business) that are material to the Corporation and that were entered into (i) since January 1, 2004, or (ii) during 2002 and 2003 and are still in effect:

On September 18, 2002 Con Ltd. entered into an agreement to sell the Bluefish hydroelectric power generating facility (“Bluefish”) to Northwest Territories Power Corporation for $10 million.  The $10 million was paid on December 30, 2004.

On June 7, 2004, the Con Ltd. established a reclamation security trust with Canada Trust Company into which $9 million of the proceeds of sale of Bluefish were deposited to be used to fund the reclamation of the Con Mine if Con Ltd. does not meet its reclamation obligations.

On April 4, 2003, the Corporation granted to NERCO Minerals an indemnity with respect to any cost related to the potential environmental liabilities associated with the operation of the Con Mine.

On April 4, 2003, Con Ltd. granted to NERCO Minerals a general security agreement over the assets of Con Ltd.

On August 31, 2004, Con Ltd. established a second reclamation security trust also to fund the reclamation of the Con Mine if Con Ltd. does not meet its reclamation obligations.  The remainder of the proceeds of sale of Bluefish was deposited into the trust and Con Ltd. agreed to deposit the net proceeds of sale of Con Mine assets into this trust.

On January 30, 2004 the Corporation entered into a finance facility agreement with Macquarie Bank Limited whereby the Corporation may borrow $4 million to fund work at the Doris North Project.  No funds have been drawn under this facility.

The Kinross Option Agreement dated February 25, 2004 described under the sub-heading  “Back River Projects (George & Goose Lake) under the heading “NARRATIVE DESCRIPTION OF THE BUSINESS”.

An underwriting agreement dated October 18, 2004 between the Corporation and Dundee Securities Corporation, Salman Partners Inc., BMO Nesbitt Burns Inc., Canaccord Capital Corporation and Haywood Securities Inc. in connection with a private placement of 7,500,000 flow-through Common Shares for a purchase price of $2.00 per share for aggregate gross proceeds of $15,000,000.

The DPM assignment agreement dated February 3, 2005 described under the sub-heading “Back River Projects (George & Goose Lake) under the heading “NARRATIVE DESCRIPTION OF THE BUSINESS”.

INTERESTS OF EXPERTS

The Corporation’s auditor is KPMG, LLP, independent chartered accountants, who have audited the Corporation’s consolidated financial statements as at December 31, 2004 and 2003 and for the years ending December 31, 2004 and 2003 and expressed their opinion on the Corporation’s year end financial statements.

The estimates for the Madrid area (except South Patch 14) resources were reviewed by Roscoe Postle Associates Inc. (“RPA”) an independent engineering firm, in 2003-5.  The resource estimates for Doris Hinge, Doris North and South Patch were audited by independent resource consultant SRK Engineering (“SRK”) of Toronto in 2002.    All work reviewed was in accordance with NI 43-101.

ADDITIONAL INFORMATION

All information incorporated by reference in this document is available on the Corporations website at www.miramarmining.com and on the System for Electronic Disclosure and Retrieval (“SEDAR”) at www.sedar.com.

Additional financial information is contained in the Corporation’s financial statements and MD&A for the year ended December 31, 2004 and may be retrieved from the Corporation’s website at www.miramarmining.com or from SEDAR at www.sedar.com.

Additional information including directors' and officers' remuneration and indebtedness, principal holders of securities of the Corporation, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the management information circular of the Corporation for its most recent annual meeting of shareholders that involved the election of directors to be mailed to shareholders and filed on SEDAR on or around April 14, 2005.

Audit & Risk Management Committee Mandate

Purpose

The purpose of the Audit and Risk Management Committee (the “Committee”) is to provide assistance to the Board of Directors of the Corporation in fulfilling its responsibility to the shareholders, potential shareholders and the investment community relating to corporate accounting, the reporting practices of the Corporation, the quality and the integrity of the Corporation’s financial reporting practices, and the audit process.  In so doing, it is the responsibility of the Committee to ensure free and open communication between the directors of the Corporation, the independent auditors and the financial management of the Corporation.

Management is responsible for the preparation, presentation and integrity of the Corporation’s financial statements and for the appropriateness of the accounting principles and reporting policies that are used by the Corporation.  The independent auditors are responsible for auditing the Corporation’s annual financial statements and for reviewing the Corporation’s interim financial statements.

Organization

The Committee is to be composed of Directors who are independent of the management of the Corporation and are free of any relationship that, in the opinion of The Board of Directors, would interfere with their exercise of independent judgment as committee members.  The Committee will ensure that it’s Chairperson and members be financially literate and that at least one member have expertise in financial reporting.  The Committee will meet at least four times a year, with the authority to convene additional meetings as circumstances require.

Responsibilities

In carrying out its responsibilities, the Committee believes its policies and procedures should remain flexible, in order to best react to changing conditions and to ensure to the directors and shareholders that the  accounting and reporting practices of the Corporation are in accordance with all requirements and are of the highest quality.

In carrying out these responsibilities, the Committee will:

▪

Be responsible for reviewing and recommending for approval to the Board the annual and quarterly financial statements of the Corporation.  Included in this review is assessing the use of management estimates in the preparation of the financial statements.  The Committee is responsible for ensuring that systems are in place to limit the potential for material misstatement in the financial statements and that the financial statements are complete and consistent with information known to the Committee;

▪

Review and recommend to the Directors the independent auditors to be selected to audit the financial statements of the Corporation;

▪

Meet with the independent auditors and financial management of the Corporation to review the scope of the proposed audit for the current year and the audit procedures to be utilized, and at the conclusion thereof review such audit, including any comments or recommendations of the independent auditors;

▪

Review with the independent auditors, the Corporation’s  financial and accounting personnel, the adequacy and effectiveness of the accounting and financial controls and systems of the Corporation, and elicit any recommendations for the improvement of such internal controls procedures and systems or particular areas where new or more detailed controls or procedures are desirable.  Particular emphasis should be given to the adequacy of such internal controls to expose any payments, transactions or procedures that might be deemed illegal or otherwise improper.  Further, the Committee periodically should review the Corporation’s policy statements to determine their appropriateness;

▪

Review the Corporation’s hedging and risk management systems and policies;

▪

Review the financial statements contained in the annual report to shareholders with management and the independent auditors to determine that the independent auditors are satisfied with the disclosure and content of the financial statements to be presented to the shareholders.  Any changes in accounting policy should be reviewed;

▪

Review the interim and annual financial statements and disclosures under management’s discussion and analysis of financial condition and results of Operations with both management and external auditors prior to the release of all such reports;

▪

Provide sufficient opportunity for the independent auditors to meet with the members of the Committee without members of management present.  Among the items to be discussed in these meetings are the independent auditors’ evaluation of the Corporations financial, accounting personnel, and the cooperation that the independent auditors received during the course of the audit;

▪

Review accounting and financial human resources succession planning within the Corporation;

▪

Submit the minutes of all meetings of the Committee to, or discuss the matters discussed at each Committee meeting with, the Board of Directors;

▪

Investigate any matter brought to its attention within the scope of its duties, with the power to retain outside advisors, including legal counsel for this purpose if, in its judgment, that is appropriate;

▪

The Audit Committee will review their own performance on a continual basis and make recommendations to the Board for changes to this Audit and Risk Management Committee Mandate and the composition of the Committee;

▪

Have the right for the purpose of performing its duties to inspect all the books and records and any matters relating to the financial position of the Corporation with the officers, employers or external parties, including the external auditor, all of whom are expected to cooperate.

Audit and Risk Management Committee composition

The Audit and Risk Management Committee consists of four outside and unrelated directors: Lawrence Bell (Audit Committee Expert and Chair), Peter Nixon, Christopher Pollard and William Stanley.  Each of these members has the following experience relevant to his responsibilities as a member of the Audit and Risk Management Committee:

Lawrence Bell, Chairman – Mr. Bell is the Chair of BC Hydro & Power Authority.  Mr. Bell has extensive experience dealing with financial matters, including serving in the British Columbia province's public sector as Deputy Minister of Finance; Secretary to the Treasury Board; Deputy Minister of Housing, Lands and Parks; and Deputy Minister responsible for Transit.  Mr. Bell serves and has served on the board of many private and public companies and charitable organizations, including public mining companies and financial organizations such as currently serving at the Chair of the University of British Columbia Investment Management Trust and formerly serving as the Chief Executive Officer of Vancouver City Savings Credit Union.

Peter Nixon - Mr. Nixon has over 30 years experience in the investment business relating to selling securities and raising capital for issuers.  Mr. Nixon has experience working in the research department of a brokerage firm, has taken a one year accounting course at McGill University and a course on financial reporting with the Canadian Securities Institute.

Christopher Pollard – Mr. Pollard has obtained experience dealing with financial statement issues as a member of the Corporation’s Audit and Risk Management Committee for nine years and a director and member of the audit committees of other public companies.  Mr. Pollard has also served as the managing partner of a mid-sized Vancouver law firm.

William Stanley – Mr. Stanley worked for 25 years with Coopers & Lybrand, now PriceWaterhouseCoopers, as a partner in charge of management consulting services to the Canadian and international mining industry.  Mr. Stanley served as Chairman of the Audit Committee of Luscar Coal Ltd. for five years, has taken courses on finance and financial statements, has served as Chairman and a director for a number of charitable organizations and has served on the Corporation’s Audit and Risk Management Committee for nine years.

All of the members of the Audit and Risk Management Committee are independent of the Corporation and accordingly the Corporation has not relied on any independence exemption provided in Multilateral Instrument 52-110 adopted by the Canadian Securities Administrators.

At no time in the Corporation’s most recently completed financial year was a recommendation of the Audit and Risk Management Committee to nominate or compensate an external auditor not adopted by Board of Directors of the Corporation.

Pre-Approval Policies and Procedures

The policy of the Audit and Risk Management Committee is that the Corporation may not retain the Corporation’s Auditors to conduct non audit services without the prior approval of the Audit and Risk Management Committee.  The Audit and Risk Management Committee procedure for granting such approval is to review with management the proposed services and estimated budget and, where the Audit and Risk Management Committee is satisfied that to permit the Auditor to perform the specified non audit services would not prejudice the Auditor’s independence, to permit the Corporation to have the Auditor perform the non audit services with a maximum permitted fee.  During the past two financial years the Audit and Risk Management Committee has approved the Corporation retaining the Auditor to perform non audit services relating to: providing guidance with respect to documentation and testing of internal controls; reviewing quarterly unaudited financial statements; consulting as to accounting or disclosure treatment of transactions; performing due diligence assistance on potential acquisitions; reviewing disclosure in public offering documents; providing information risk management services associated with the implementation of computer system software; providing Canadian tax compliance services and tax planning and advisory services.

External Auditor Service Fees

During the past two financial years the Corporation paid fees to the Corporation’s auditors as set out below.

	2004	2003
Audit Fees	$ 144,150	$ 130,950
Audit Related Fees	78,175	-
Tax Fees	69,250	114,500
All Other Fees	-	-

Audit related fees included principally fees for consulting in relation to compliance with Sarbanes Oxley requirements and financial statement translation.  Tax fees included principally fees for flow-through and income tax return filings.

2.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF MIRAMAR MINING CORPORATION

Consolidated Financial Statements of

MIRAMAR MINING CORPORATION

Years ended December 31, 2004 and 2003

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Miramar Mining Corporation as at December 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for the years then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

/s/ KPMG LLP

Vancouver, Canada

February 25, 2005

AUDITORS’ REPORT ON RECONCILIATION TO UNITED STATES GAAP

To the Board of Directors and Shareholders of

Miramar Mining Corporation

On February 25, 2005, we reported on the consolidated balance sheets of Miramar Mining Corporation (the “Company”) as at December 31, 2004 and 2003, and the consolidated statements of operations and deficit and cash flows for each of the years in the two years ended December 31, 2004, which are included in the annual report on Form 40-F.  In connection with our audits conducted in accordance with Canadian generally accepted auditing standards of the aforementioned consolidated financial statements, we also have audited the related supplemental information entitled "Reconciliation with United States Generally Accepted Accounting Principles".  This supplemental information is the responsibility of the Company's management.  Our responsibility is to express an opinion on this supplemental information based on our audits.

In our opinion, such supplemental information, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As described in note (e), the amounts presented for 2003 have been restated.

Chartered Accountants

Vancouver, Canada

February 25, 2005

MIRAMAR MINING CORPORATION

Consolidated Balance Sheets

(expressed in thousands of Canadian dollars)

As at December 31, 2004 and 2003

	2004	2003[1] (restated)

Assets

Current assets:
Cash and cash equivalents	$ 30,215	$ 69,921
Accounts receivable	2,340	1,577
Inventory (note 6)	7,178	6,443
Prepaid expenses	267	554
	40,000	78,495

Note receivable (note 4)	-	9,592
Power credits receivable (note 4)	1,945	4,345
Property, plant and equipment (note 7)	165,769	135,270
Cash collateral deposits (note 8)	14,674	6,274
Investment in Northern Orion Explorations Ltd. (note 3)	9,182	10,112
Other assets (note 9)	707	394

	$ 232,277	$ 244,482

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$ 7,131	$ 9,621
Current portion of site reclamation and closure costs (note 10)	7,485	-
	14,616	9,621

Deferred gain (note 4)	1,945	4,345
Provision for site reclamation and closure costs (note 10)	12,274	8,528
Future income tax liability (note 12)	19,120	17,881
	47,955	40,375

Shareholders’ equity
Share capital (note 11)	380,734	371,309
Contributed surplus	5,025	1,776
Deficit	(201,437)	(168,978)
	184,322	204,107

	$ 232,277	$ 244,482
Nature of operations (note 1) Commitments and contingencies (note 16) Subsequent event (note 17)

See accompanying notes to consolidated financials statements.

ON BEHALF OF THE BOARD:

“Anthony P. Walsh”

“David Fennell”

________________________________

______________________________

Director

Director

______________________________

1 Notes 2 (g) and 2 (i)

MIRAMAR MINING CORPORATION

Consolidated Statements of Operations and Deficit

(expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2004 and 2003

	2004	2003[1] (restated)

Revenue
Sales	$ 7,567	$ 42,552
Other income (note 4)	4,698	4,325
	12,265	46,877

Expenses
Cost of sales	22,872	46,907
Depreciation, depletion and accretion	1,979	5,248
General and administration	4,112	4,222
Stock-based compensation (note 11 (c))	2,250	868
Foreign exchange	39	69
Severances and closure (note 7)	1,583	4,995
Write-down of assets (note 7)	4,515	7,780
Write-down of asset retirement obligation (note 7)	10,508	-
	47,858	70,089

Loss from operations before items noted below	(35,593)	(23,212)

Equity loss	(294)	(509)

Loss before income taxes	(35,887)	(23,721)

Income taxes: (note 12)
Current	(431)	(436)
Future	3,859	5,692
	3,428	5,256

Loss for the period	(32,459)	(18,465)

Deficit, beginning of the period as previously reported	(169,383)	(151,828)
Adjustment for site reclamation and closure costs (note 2(g))	1,666	1,708
Adjustment for stock based compensation (note 2(i))	(1,261)	(393)
Deficit, beginning of the year as restated	(168,978)	(150,513)

Deficit, end of the year	$ (201,437)	$ (168,978)

Basic and diluted loss per share	(0.21)	(0.14)

Weighted average number of common shares outstanding	153,524,708	132,508,456

See accompanying notes to consolidated financial statements.

MIRAMAR MINING CORPORATION

Consolidated Statements of Cash Flows

(expressed in thousands of Canadian dollars)

Years ended December 31, 2004 and 2003

	2004	2003[1] (restated)

Cash provided by (used in):

Operations:
Loss for the year	$ (32,459)	$ (18,465)
Items not involving cash:
Depreciation, depletion and accretion	1,979	5,248
Gain on sale of assets	-	(45)
Write-down of assets	15,023	7,780
Equity loss	294	509
Stock-based compensation	2,250	868
Future income tax	(3,859)	(5,692)
Other	(408)	(256)
Net change in non-cash working capital:
Accounts receivable	(763)	(420)
Inventory	(2,225)	1,960
Prepaid expenses	287	(392)
Accounts payable and accrued liabilities	(3,063)	(3,117)
	(22,944)	(12,022)

Investments:
Expenditures on plant, equipment and deferred exploration	(34,295)	(24,931)
Sale of short term investments	-	23,694
Net proceeds on sale of Northern Orion shares (note 3)	900	5,062
Purchase of collateral deposits, net	(8,400)	64
	(41,795)	3,889

Financing:
Issue of common shares for cash	15,033	61,969
Proceeds from note receivable (note 4)	10,000	-
	25,033	61,969

Increase (decrease) in cash and cash equivalents	(39,706)	53,836

Cash and cash equivalents, beginning of the year	69,921	16,085

Cash and cash equivalents, end of the year	$ 30,215	$ 69,921

Supplementary information
Income taxes paid	$ 431	$ 436
Non-cash investing and financing activities
Fair value of note receivable, received on sale of assets (note 4)	-	9,267
Sale of assets (note 4)	-	8,898
Fair value of stock options allocated to shares issued on exercise	89	230
Stock-based compensation included in deferred exploration	1,087	-

See accompanying notes to the consolidated financial statements.

MIRAMAR MINING CORPORATION

Notes to the Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of Canadian dollars)

Years ended December 31, 2004 and 2003

1.

Nature of operations:

Miramar Mining Corporation (the "Company") was incorporated under the laws of the Province of British Columbia. In December, 2004, the Company made the decisions to terminate all mining activities at its Con and Giant mine operations and to commence planned reclamation activities. Therefore, at December 31, 2004 the Company’s principal business activity is the exploration and development of mineral property interests. The Company’s principal mineral property interests are the Hope Bay Project and Back River Project (note 17) located in Nunavut, Canada.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain economically recoverable mineral reserves. The underlying value and the recoverability of the amounts shown for mineral properties are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral properties, and future profitable production or proceeds from the disposition of the mineral property interests.

2.

Significant accounting policies:

a)

Basis of preparation:

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All material inter-company balances and transactions have been eliminated.

b)

Cash and cash equivalents:

Cash and cash equivalents include investments with terms to maturity of 90 days or less when purchased.

c)

Short-term investments:

Short-term investments with terms to maturity of greater than 90 days but not more than one year are recorded at the lower of cost and market determined on an aggregate portfolio basis.

d)

Revenue recognition and inventory:

Prior to January 1, 2004, GAAP for mining companies permitted the recognition of revenue upon production.  Under the Canadian Institute of Chartered Accountants’ (“CICA”) Emerging Issues Committee Abstract 141 Revenue Recognition, which for the Company is effective January 1, 2004, the recognition of sales under GAAP was harmonized with accounting principles generally accepted in the United States of America.  Effective January 1, 2004, the Company retroactively adopted the change in accounting policy for revenue recognition, however the adoption of this accounting policy had no material impact on the Company’s consolidated financial statements.  Revenue from sale of the Company’s product is now recorded when pervasive evidence of an arrangement exists, delivery has occurred and the sales price is fixed and determinable.  Product inventories are valued at the lower of net realizable value and cost.  Materials and supplies inventory are valued at average cost less appropriate allowances for obsolescence.

e)

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

f)

Impairment of long-lived assets:

Effective January 1, 2004, the Company adopted the CICA’s Handbook Section 3063, “Impairment of Long-Lived Assets” (“HB 3063”).  HB 3063 requires the Company to assess the impairment of long-lived assets, which consist primarily of property, plant and equipment, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.  Recoverability of assets to be held and used are measured by a comparison of the carrying value of the asset to future undiscounted net cash flows expected to be generated by the asset.  If such assets are considered to be impaired, the amount of the impairment is measured by the amount by which the carrying amount of the asset exceeds its fair value.  Prior to adoption of HB 3063, the amount of the impairment was measured as the difference between the carrying value and undiscounted cash flows.  The recommendations of HB 3063 were adopted prospectively and accordingly, prior periods were not affected  There was no impact on adoption of HB 3063.

g)

Provision for site reclamation and closure costs:

Effective January 1, 2004, the Company retroactively adopted the new provisions of the CICA’s Handbook Section 3110,”Asset Retirement Obligations”.  Under this standard, future costs to retire an asset including dismantling, remediation and ongoing treatment and monitoring of the site have been recognized and recorded as a liability at fair value, assuming a credit adjusted risk-free discount rate of 9.8% and an inflation factor of 2.0%.  The liability is accreted over time through periodic charges to operations.  In addition, the asset retirement cost is capitalized as part of the asset’s carrying value and amortized over the asset’s useful life.  Previously, the Company accrued these costs on a units-of-production basis over the life of the asset.  Prior year financial statements have been restated to apply the provisions of the new accounting policy for site reclamation and closure costs. On adoption of the new standard, at December 31, 2003, the Company increased property, plant and equipment by $0.4 million, decreased the provision for site reclamation and closure costs by $1.3 million and recorded a $1.7 million reduction  to deficit, for the difference between the above amounts and amounts previously recorded in the Company’s financial statements. The net loss for the year ended December 31, 2003 has been increased by $0.9 million as a result of this change.

Under the standard, future asset retirement obligations are not recorded where timing or amount of remediation costs cannot be reasonably estimated.  The cost and timing of asset retirement obligations for the Company’s mines and exploration sites can be estimated and provisions are recorded for each of these sites.

h)

Pension expenses and obligation:

The Company maintains defined benefit pension plans and provides certain non-pension post-retirement benefits consisting of extended health and other benefits.   The cost of providing pension and other post-retirement benefits is actuarially determined and charged to operations using the projected unit credit actuarial method based upon management’s best estimate assumptions.  Pension fund assets are valued at fair value.  The pension expense for the year includes adjustments for plan amendments, curtailments, experience gains and losses, and changes in assumptions that are being amortized on a straight-line basis over the expected average remaining service lives of the plan members.  Any differences between the cumulative amounts expensed and the funding contributions are reflected as either an asset or a liability.

i)

Stock-based compensation plan:

The Company’s has a stock-based compensation plan which is described in note 11 (c).  Effective January 1, 2004, the Company retroactively adopted the new provisions of the CICA’s Handbook Section 3870 on “Stock-Based Compensation and other Stock-Based Payments”, which now requires companies to adopt the fair value based method for all stock-based awards granted on or after January 1, 2004.  As a result, the Company is required to expense the fair value of stock options issued to employees, directors and non-employees over the vesting period.  Previously, the Company was only required to disclose the pro forma fair value effect of stock options issued to employees and directors in the notes to the financial statements.

Prior year financial statements have been restated to apply the provisions of the new accounting policy for stock based compensation.  On adoption of the new standard, at December 31, 2003 the Company recorded a cumulative increase of $1.3 million to the deficit, an increase to contributed surplus of $1.1 million and an increase to share capital of $0.2 million with respect to stock options granted to employees and directors in 2002 and 2003.  Additionally, for the year ended December 31, 2003 the loss for the year increase by $0.87 million.

j)

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

k)

Derivative financial instruments:

The Company has used forward sales agreements and options for the purpose of managing price and currency exposures on its anticipated gold sales.  The Company assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective.  Gains and losses relating to such instruments are recorded in income the same period as gold is produced to meet the hedged commitment.   Realized and accumulated unrealized gains or losses associated with derivative instruments which have been terminated or cease to be effective prior to maturity, are deferred under other current, or non-current, assets or liabilities on the balance sheet and recognized in income in the period in which the underlying transaction is recognized.  In the event a designated hedged item is sold, extinguished or matures prior to the termination of the related derivative instrument, any realized or unrealized gain or loss on such derivative instrument is recognized in income at that time.  The fair value changes in ineffective hedges are recognized in the statement of operations.

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

l)

Income taxes:

The Company uses the asset and liability method of accounting for future income taxes.  Under the asset and liability method, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences) and loss carry forwards.  Future income tax assets and liabilities are measured using the substantively enacted tax rates expected to be in effect when the temporary differences are likely to reverse.  The effect on future income tax assets and liabilities of a change in tax rates is included in the results of operations in the period in which the change is substantively enacted.  Future income tax assets also result from unused loss carry forwards, resource related pools and other deductions.  The amount of future tax assets recognized is limited to the amount that management considers more likely than not to be realized.

m)

Loss per share:

Basic loss per share is calculated by dividing loss available to common shareholders by the weighted average number of common shares outstanding in the period.  For all periods presented loss available to common shareholders equals the reported loss.  Diluted loss per share is calculated by the treasury stock method.  Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive stock options are applied to repurchase common shares at the average market price for the period.

For the year ended December 31, 2004, diluted loss per share is the same as basic loss per share as the affect of all outstanding options and warrants would be anti-dilutive.

n)

Estimates:

The preparation of financial statements requires management to make estimates that affect the reported values of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of management estimates relate to the determination of impairment of assets, site reclamation and closure obligations, assumptions used in determining stock-based compensation, future income taxes and rates for amortization of property, plant and equipment.  Actual results could differ from these estimates.

o)

Comparative figures:

Certain of the prior year comparative figures have been restated to conform to the presentation adopted for the current year.

3.

Investment in Northern Orion Explorations Ltd.:

At January 1, 2004, the Company had 450,247 shares of Northern Orion Explorations Ltd. (“Northern Orion”) and a net proceeds interest royalty (“NPI”) in certain Northern Orion mineral properties which it acquired pursuant to a restructuring agreement with Northern Orion.  The NPI entitles the Company to receive the economic equivalent of a 2.5% net smelter return on certain of Northern Orion’s mineral properties as well as 50% of the proceeds from the disposition of certain Northern Orion mineral properties, all to a maximum of $15 million.  During 2004, the Company sold a total of 250,000 shares of Northern Orion and recorded the proceeds as a reduction of the carrying value.  Recovery of the remaining carrying value of the combined investment amounting to $9.2 million is dependant upon the sale of Northern Orion shares and receipt of net proceeds from eventual production from the properties or their sale by Northern Orion.

4.

Sale of Bluefish:

On April 4, 2003, the Company completed the sale of the Bluefish hydroelectric power plant (“Bluefish”) to Northwest Territories Power Corporation.  Bluefish is a 7.0 mega volt-ampere hydroelectric power generating facility, located 25 miles northwest of Yellowknife, which supplies power to the Company’s Con mine.  Sale consideration included a non-interest bearing note for $10 million which was paid on December 31, 2004, the supply of power to the Con mine, free of charge, equal to the historic generation profile of Bluefish until December 31, 2004 and the supply of power to the Con mine, free of charge, at an annual rate of 5 million kilowatts and 18,000 kilo volt-ampere of demand for a five year period from 2005 to 2009, (the “Power Credits”).  The $10 million note receivable and the Power Credits were recorded at their fair values of $9.3 million and $7.0 million respectively.  In addition, the Company recorded a deferred gain of $7.0 million relating to the fair value consideration of the Power Credits.  As the Power Credits are consumed, the Company recognizes a corresponding gain in the statement of operations.  During the year ended December 31, 2004, approximately $2.4 million of the fair value of the Power Credits were consumed and has been recorded in cost of sales and a corresponding $2.4 million gain has been recorded in other income.

For accounting purposes, the note receivable on the sale of Bluefish was accreted to its face value of $10 million over the period to its maturity.  During 2004, the Company accreted interest of approximately $0.3 million which has been recorded in other income.  On December 31, 2004, the Company received payment on the note receivable and the funds were deposited into reclamation security trusts for the reclamation of the Con Mine (note 8).

5.

Related Parties:

The Company holds 38.3% of Sherwood Mining Corporation (“Sherwood”).  The Company supplied services on a cost recovery basis to Sherwood totalling $366,799 (2003 – $123,526) during the year ended December 31, 2004 and as at December 31, 2004, the Company had received advances of $nil (2003 – $9,496) related to planned exploration program.

The Company holds 6.1% of Maximus Ventures Ltd (“Maximus”), a company related by virtue of common directors, as part of a transaction described in note 7.  The Company supplied services on a cost recovery basis to Maximus totalling $516,123 (2003 – nil) during the year ended December 31, 2004.

6.

Inventory

	2004	2003

Gold and silver	$ 1,570	$ 2,774
Materials and supplies (note 7)	5,608	3,669
	$ 7,178	$ 6,443

7.

Property, plant and equipment:

	2004	2003

Producing:
Property, plant and equipment	$ 58,453	$ 58,330
Deferred exploration and development	51,393	51,367
Accumulated depreciation and depletion and write-downs	(107,548)	(103,517)
	2,298	6,180
Non-Producing:
Property, plant and equipment	1,108	2,199
Mineral properties	162,948	127,937
Accumulated depreciation and depletion	(1,285)	(1,046)
	163,471	129,090
	$ 165,769	$ 135,270

In August 2003, the Company made the decision to terminate mining from its underground operations at the Con Mine in November 2003 due to poor performance during the year.  As a result of this decision, severance and closure costs of approximately $5.0 million were incurred for severance payments to Con Mine employees and unrealized losses on gold sales contracts and the resulting impact on the assessment of hedge effectiveness.  Mining subsequently continued from the Giant Mine and ore was processed at the Con Mine milling facility.  In 2003, the Company recorded write downs totalling $7.8 million which reduced capital assets for the Con Mine by $5.0 million and supplies inventory by $2.8 million and the Company increased the provision for reclamation and site closure for the Con Mine by $0.5 million.

On June 10, 2004, the Company announced its decision to terminate mining from its Giant Mine in July 2004 due to the continued under performance of gold production.  As a result, the Company recorded a write down on assets of $4.5 million and severance and closure costs of $1.6 million.  The write down was comprised of $3.0 million for property, plant and equipment and $1.5 million for gold and supplies inventory.  The severance and closure costs relate to severance payments which will be paid to mine employees and an unrealized loss on gold forward contracts and gold call option contracts.

In December 2004, the Company suspended its gold recovery operations from historic mill tailings due to lower than planned gold production.  Consequently, the Company recorded an increase of $10.5 million to the provision for site reclamation and closure to reflect the change in estimated future costs related to the reclamation of these mill tailings and the corresponding write down of the resulting asset.  The reclamation of certain contaminated soils contained in the mill tailings is planned to be stabilized by a process which utilizes the pressure oxidation circuit at the Con Mine which was expected to be cash flow neutral due to the planned gold recovery from the tailings.

On September 20, 2004, the Company completed an option agreement with Maximus whereby Maximus can earn a 75% interest in the Eastern Contact and Twin Peaks areas of Hope Bay by spending $7.5 million scheduled over a three year period.  In consideration for entering the option agreement, Maximus will pay the Company five million shares of Maximus as repayment for expenditures on the properties, issued over a three-year period.  Additional shares could also be issued to the Company at specific resource milestones.  On December 31, 2004, the Company had 1.5 million shares of Maximus which it has recorded at a nominal amount.

8.

Cash collateral deposits:

The Company has established the following cash deposits with chartered banks to serve as collateral for letters of credit pledged in favour of various governmental agencies and others under several water licenses and mineral exploration and mining agreements.  The Company has also established two reclamation security trusts for the reclamation of the Con Mine.  The deposits are invested in guaranteed investment certificates and bear interest at market rates.  These funds will be returned to the Company upon completion of reclamation of the property to which they relate.

	2004	2003

Con Mine reclamation security trust (note 16(d))	$ 10,000	$ 1,500
Bluefish water license	-	100
Giant Mine water license	250	200
Con Mine road permit	50	50
Golden Eagle reclamation	341	341
Talapoosa reclamation	233	233
Hope Bay water licenses and land permits	3,850	3,850
	$ 14,674	$ 6,274

9.

Other assets:

	2004	2003

Investments	$ 134	$ 100
Investment in Sherwood (note 5)	-	294
Pension asset (note 13)	573	-
	$ 707	$ 394

10.

Site closure and reclamation:

	2004	2003

Balance, beginning of year	$ 8,528	$ 8,041
Liabilities incurred in the current year (note 7)	10,508	-
Site closure and reclamation costs incurred	-	(172)
Accretion expense	723	659
Balance, end of year	$ 19,759	$ 8,528

Allocation between:
Current portion	7,485	-
Non-current portion	12,274	8,528
Balance, end of year	$ 19,759	$ 8,528

The Company’s operations are affected by federal and local laws and regulations concerning environmental protection.  Under current regulations, the Company is required to meet performance standards to minimize environmental impact and to perform site restoration and other closure activities.  The Company’s provisions for future site closure and reclamation costs are based on known requirements.  It is not currently possible to estimate the impact on financial results, if any, of future legislative or regulatory developments.

11.

Share capital:

(a)

Authorized:

500,000,000 common shares without par value.

(b)

Issued:

	Common shares
	2004	2003

Balance December 31, 2002	123,143,673	$ 313,808
Issued:
Common shares, net of costs	25,923,574	58,598
Future income tax effect of flow through shares	-	(4,698)
On exercise of warrants	724,946	1,090
On exercise of stock options	1,842,700	2,281

Balance December 31, 2003 as previously reported	151,634,893	371,079
Adjustment for stock-based compensation (note 2(i))	-	230
Balance December 31, 2003, restated	151,634,893	371,309
Issued:
Common shares, net of costs	7,600,000	14,271
Future income tax effect of flow through shares	-	(5,696)
On exercise of warrants	211,437	412
On exercise of stock options	328,500	438
Balance, December 31, 2004	159,774,830	$ 380,734

On June 25, 2003, the Company completed a private placement of 3,572,000 flow-through common shares at a price of $2.10 per common share.  The underwriter for the flow though share offering received commissions of $0.4 million on closing and an option to purchase 208,500 common shares at $2.10 per share that expired on June 25, 2004.  The fair value of these options at the grant date was $0.1 million and has been shown on a net basis in share capital.

On August 14, 2003, the Company completed a public offering of 16,700,000 common shares at a price of $2.10 per share for gross proceeds of $35.1 million.  The underwriters received commissions of $1.8 million and an option to purchase 835,000 common shares at $2.10 per share which expired on February 14, 2005.  The fair value of these options at the grant date was $0.4 million and has been shown on a net basis in share capital.

On December 10, 2003, the Company completed a private placement of 4,151,574 flow-through common shares at a price of $3.65 per common share and 1,500,000 units at a price of $3.05 per unit for gross proceeds totalling $19.7 million.  Each unit consisted of one common share and one-half of one common share purchase warrant.  In consideration for their services the underwriters received commission of $0.9 million and broker warrants exercisable to purchase 265,000 common shares at $3.05 per common share until June 10, 2005. The fair value of these warrants at the grant date was $0.2 million and has been shown on a net basis in share capital.

On October 18, 2004, the Company completed a private placement of 7,600,000 flow-through common shares at a price of $2.00 per common share for gross proceeds of $15.2 million.  In consideration for their services the underwriters received commission of $0.8 million and brokers’ warrants exercisable to purchase 375,000 common shares at $2.00 per common share until October 18, 2005. The fair value of these warrants at the grant date was $0.1 million and has been shown on a net basis in share capital.  The Company must incur Canadian exploration expenditures as defined in the Income Tax Act (Canada) in the amount of $15,200,000 by December 31, 2005.

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

	2004		2003
	Shares options	Average exercise price	Shares options	Average exercise price

Outstanding, beginning of year	4,107,339	$ 1.54	4,273,721	$ 1.25
Granted	3,273,060	2.96	1,730,318	1.94
Exercised	(328,500)	1.07	(1,842,700)	1.24
Forfeited or expired	(788,321)	2.55	(54,000)	1.20
Outstanding, end of year	6,263,578	$ 2.18	4,107,339	$ 1.54
Exercisable	5,483,578	$ 2.02	3,807,339	$ 1.49

The stock-based compensation costs reflected in the consolidated financial statements were estimated using the Black-Scholes option pricing model with the following weighted average assumptions: a risk-free interest rate of 3.4% (2003 – 4.3%), a dividend yield of 0% (2003 – 0%), an expected volatility of 55% (2003 – 55%) and expected lives of stock options of 4.3 years (2003 – 5 years).  The weighted average fair value of options granted in 2004 was $1.55 (2003 - $0.68).

As at December 31, 2004, 5,483,578 options were fully vested and expire as follows:

Year	2004	2003

2005	747,600	1.77
2006	1,289,021	1.17
2007	516,000	1.22
2008	809,897	1.96
2009	2,121,060	2.85

(d)

Warrants and brokers compensation options:

At December 31, the Company had warrants and brokers’ compensation options outstanding as follows:

	2004		2003
	Shares options	Average exercise price	Shares options	Average exercise price

Outstanding, beginning of year	1,361,201	$ 2.26	10,479,539	$ 6.13
Granted	375,000	2.00	1,308,500	2.29
Exercised	(211,437)	1.95	(724,946)	1.51
Forfeited or expired	(208,500)	2.10	(9,701,889)	6.50
Outstanding, end of year	1,316,267	$ 2.26	1,361,201	$ 2.26

12.

Income and resource taxes:

At December 31, 2004 the Company has unused tax loss carry forwards in Canada of $42.5 million (2003 - $33.8 million) expiring between the years 2005 and 2014 which are available to reduce taxable income and capital losses of $55.6 million (2003 - $59.7 million) which are available indefinitely, but can only be utilized against capital gains.  The tax effect of the significant components within the Company’s future tax asset (liability) at December 31 was as follows:

	2004	2003

Loss carry-forwards	$ 15,284	$ 11,791
Capital losses	9,896	10,590
Property, plant and equipment	16,081	15,253
Canadian resource deductions	4,458	2,137
Reclamation liabilities	6,664	2,854
Equity investment	-	730
Other	4,535	4,006
	56,918	47,361
Valuation allowance	(54,875)	(47,361)
Net future tax asset	2,043	-

Future income tax liability of Hope Bay Gold	(8,382)	(8,293)
Future income tax liability on flow-through shares	(12,781)	(9,588)
Net future income tax liability	$ (19,120)	$ (17,881)

The income tax expense differs from the amounts computed by applying the combined federal and provincial income tax rate of 34.1% (2003 – 34.1%) to pre-tax losses as a result of the following:

	2004	2003

Earnings (losses) before equity loss and income taxes	$ (35,593)	$ (23,212)

Computed “expected” tax expense (recovery)	$ (12,137)	$ (7,915)
Adjustment to income taxes resulting from change in valuation allowance	7,514	(9,502)
Adjustment to future tax assets and liabilities for enacted changes in tax rates	-	(5,483)
US losses not recognized	-	3,229
Canadian mining royalty pools not recognized	-	14,232
Share issue costs	(331)	(1,263)
Losses expired	-	1,960
Capital taxes	431	436
Other	1,095	(950)

Income taxes	$ (3,428)	$ (5,256)

13.

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

Summary information related to the defined benefit pension plans and other benefits are as follows:

	Pension benefit plans		Other benefit plans
	2004	2003	2004	2003

Accrued benefit obligation	$ 17,182	$ 16,621	$ 158	$ 142
Fair value of plan assets	16,280	14,927	-	-

Funded status surplus (deficit)	(902)	(1,694)	(158)	(142)
Unamortized past service costs	1,681	1,878	(138)	(328)
Unamortized experience loss (gain)	90	202	-	-

Accrued benefit asset (liability)	$ 869	$ 386	$ (296)	$ (470)

Reconciliation of accrued benefit obligation:

	Pension benefit plans		Other benefit plans
	2004	2003	2004	2003

Balance, beginning of year	$ 16,621	$ 16,393	$ 142	$ 1,010
Current service cost	275	670	-	27
Interest cost	1,024	1,099	7	68
Benefits paid	(1,243)	(1,122)	(73)	(68)
Actuarial gains (losses)	981	633	82	3
Gain due to curtailment	(476)	(1,052)	-	(898)
Accrued benefit obligation, end of year	$ 17,182	$ 16,621	$ 158	$ 142

Reconciliation of plan assets:

	Pension benefit plans		Other benefit plans
	2004	2003	2004	2003

Fair value, beginning of year	$ 14,927	$ 12,968	$ -	$ -
Expected return on plan assets	1,109	1,727	-	-
Employer contributions	950	1,354	-	-
Benefits paid	(1,243)	(1,122)	-	-
Actuarial gains/losses	537	-	-	-
Fair value of plan assets, end of year	$ 16,280	$ 14,927	$ -	$ -

Pension expense during the year for the pension plans was $469,000 (2003 - $1,984,000).  Other benefit plans recovery for the year is $101,300 (2003 – $970,300).   Pension expense for the year was comprised of the following:

	2004	2003

Current service cost	$ 275	$ 670
Interest cost	1,024	1,099
Expected return on plan assets	(1,109)	(981)
Amortization of experience gains/(losses)	165	542
Amortization of past service costs	89	294
Loss due to curtailment	26	360

	$ 469	$ 1,984

In two (2003 – two) of the defined benefit pension plans, the accrued benefit obligation exceeds the fair value of plan assets at year-end by $2,443,400 (2003 - $2,829,000).  The measurement date for the plan assets and the benefit obligation was December 31, 2004.  Payments are being made to fund the excess of the accrued benefit obligation over the fair value of plan assets in accordance with applicable legislation.  For purposes of measuring other benefits, benefits are assumed to termination in two years due to mine closure.   In two of the plans the effective date of the last actuarial valuation was January 1, 2004 and the next valuation will be January 1, 2005.  In one plan the effective date of the last actuarial valuation was January 1, 2005, and this plan was terminated on December 31, 2004; therefore no subsequent valuation is expected.

The significant actuarial assumptions used in 2004 and 2003 in the measurement of the Company’s benefit obligation are shown in the following table:

	Pension benefits	Other Benefits

Discount rate for accrued benefit obligation	6.25%	6.25%
Discount rate used for benefit costs	6.00%	6.00%
Expected long-term rate of return on plan assets	7.5%	n/a
Weighted average rate of compensation increase	n/a	n/a

The actual allocation of plan assets is shown in the following table:

	2004	2003

Cash & short term	$ 129	$ 157
Bonds	5,980	5,375
Canadian Equity Pension Trust	2,967	6,107
Dividend Income Fund	6,942	3,018
Overseas Equities	262	270
	$ 16,280	$ 14,927

14.

Business segments:

(a)

Reportable Segments – Mining operations were terminated during fiscal 2004.  The Company’s previously operating mines produced gold and were located in Canada.  Hope Bay is an exploration stage gold property located in Canada.  Reportable assets and revenues do not differ materially from the amounts disclosed in these consolidated financial statements, as there are no material inter-segment sales.

(b)

Geographic Segments - The Company operates in Canada.

The Company’s property, plant and equipment and expenditures, revenues and loss before equity loss and income taxes by operating and geographic segment are as follows:

12 months ended December 31, 2004	Property, plant and equipment	Expenditures on property, plant and equipment	Revenues	Loss before equity loss and income taxes

Gold operations	$ 2,298	$ 149	$ 10,974	$ (29,999)
Gold exploration	162,949	34,712	-	-
Other	522	521	1,291	(5,594)

	$ 165,769	$ 35,382	$ 12,265	$ (35,593)

12 months ended December 31, 2003	Property, plant and equipment	Expenditures on property, plant and equipment	Revenues	Loss before equity loss and income taxes

Gold operations	$ 6,144	$ 3,908	$ 45,602	$ (19,486)
Gold exploration	128,024	20,911	-	-
Other	1,102	122	1,275	(3,726)

	$ 135,270	$ 24,931	$ 46,877	$ (23,212)

15

Financial instruments:

Fair value estimates are made at the balance sheet date, based upon relevant market information and information about the financial instrument.  These estimates are subjective in nature and involve uncertainties in significant matters of judgment.  Changes in assumptions and market conditions could significantly affect these estimates.  The carrying values of all financial instruments approximate fair values, except the investment in Sherwood, Maximus and derivative instruments.   In addition, the fair value of the investment in Northern Orion is undeterminable due to the inherent difficulty in the determination of the fair value of such an instrument.

The fair value of derivative instruments and the fair values based on the quoted market values and carrying values of the investment in Sherwood, Maximus and other assets, at December 31 are as follows:

	2004		2003
	Carrying value	Fair value	Carrying value	Fair value

Investment in Sherwood	$ -	$ 2,300	$ 294	$ 3,350
Other assets	134	1,730	100	1,500
Derivatives:
Gold forward sales contracts	-	-	-	(1,270)
Gold calls sold	-	-	(1,742)	(2,596)

16.

Commitments and contingencies:

(a)

Miramar Con Mine Ltd. (“MCML”) is committed to the purchase of $780,000 of liquid oxygen per annum through 2007 subject to an ongoing purchase option in the Company’s favour at the discounted value of the remaining payments.

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

(c)

As a condition of the acquisition of the Giant Mine assets, Miramar Giant Mine Ltd. (“MGML”) has established cash collateral security of $200,000 (note 8) and has issued promissory notes payable in the total amount of $6.8 million as security under the existing water licence.  The promissory notes are secured solely by the Giant Mine assets and are due only from MGML upon default of the Reclamation Security Agreement (“RSA”).  No value has been ascribed to this security interest in the consolidated financial statements.  The amendment to the RSA completed in November 2001 provided that MGML continue to operate the mine and hold the property in compliance with environmental requirements for an indefinite term.  In compensation for environmental and holding costs, MGML will be reimbursed $300,000 monthly by Department of Indian Affairs and Northern Development (“DIAND”).  Termination of the RSA agreement by MGML requires written notice one month prior to termination date.  On June 10, 2004, the Company gave notice under the RSA of its intention to terminate operation of the Giant Mine and the Company will maintain the Giant property on care and maintenance for a period of six months as contemplated in the RSA after which the Company would return the Giant property to DIAND on January 10, 2005.  However, the Company and DIAND have subsequently agreed that the property will be returned effective June 30, 2005.  During the period which the Company holds the property on care and maintenance, DIAND will reimburse the Company for all holding costs incurred plus a fee for the services.

(d)

On August 8, 2000, MCML received a renewal water licence for the Con Mine issued under the Northwest Territories Waters Act.  This licence expires on July 29, 2006.  As a condition of a water license held by the MCML, the Company maintains security deposits for the cost of future reclamation.  In 2004, the Company completed an agreement with DIAND to fund security deposits by depositing the proceeds from a $10 million receivable from the Northwest Territories Power Corporation (note 4) in connection with the sale of Bluefish into two reclamation security trusts established by the Company.  The reclamation security trusts will be used to fund the reclamation of the site on completion of operations.

(e)

In 1995, the Company entered into a joint exploration transaction with an investor that resulted in the sale of an interest in the assets comprising the Con Mine.  The transaction was based upon an independent valuation prepared for the Company.  In 2000, Canada Revenue Agency (“CRA”) issued a re-assessment notice challenging the valuation that formed the basis for this transaction.  This re-assessment does not give rise to any taxes payable by the Company.  However, as part of the transaction in 1995, the Company agreed to compensate the investor for any shortfall in the value of the assets transferred to a maximum of $2.7 million plus accrued interest, which amounts to approximately $2.1 million at December 31, 2004, such amounts to be payable should a ruling denying the transfer of certain tax pools be made against the Company.  The Company has received notification that CRA has recently reviewed the re-assessment and re-confirmed the original re-assessment.  As a result, the Company intends to file a notice of appeal in March 2005.  While management intends to strenuously defend the independent valuation, the outcome of this issue is not yet determinable.    No provision for these costs has been recorded at December 31, 2004.

(f)

The Company has a long-term lease for office space for its corporate and exploration office.  The Company has minimum commitments under operating leases for its premises totalling approximately $225,000 per annum until 2012.   The Company has a number of operating leases for mobile and other equipment used at its exploration properties, which in aggregate result in commitments of $537,000 per annum and lease terms ranging from one to three years.

17.

Subsequent event:

On November 17, 2003, the Company entered into a letter agreement with Kinross Gold Corporation (“Kinross”) whereby the Company has the option to earn a 60% interest in the Back River project in Nunavut.  Under the terms of the letter agreement, the Company would earn a 60% interest in the properties and related rights and facilities by spending a total of $25 million over a 30 month period.  As at December 31, 2004 the Company had capitalized approximately $9.8 million in inventory and mineral property costs with respect to the Back River project.  Subsequent to December 31, 2004, the Company completed an assignment to Dundee Precious Metals Inc. of its option to purchase from Kinross. The Company received approximately $10 million representing the reimbursement of costs incurred by the Company on the Back River Project plus 5%.  Dundee will also issue to the Company 150,000 common shares, or the cash equivalent, if either (i) the total mineral resources on the Goose Lake property are increased to 1,500,000 ounces of gold or (ii) a decision is made to place a mine into commercial production on any of the Properties and Dundee will issue to a further 187,500 common shares of Dundee, or the cash equivalent, if Dundee exercises its option on the Back River project.

3.

SUPPLEMENTARY INFORMATION RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

MIRAMAR MINING CORPORATION

Reconciliation with United States Generally Accepted Accounting Principles

(Dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2004 and 2003

Miramar Mining Corporation (the “Company”) follows generally accepted accounting principles in Canada (“Canadian GAAP”) which are different in certain respects from those applicable in the United States (“U.S. GAAP") and from practices prescribed by the United States Securities and Exchange Commission.  The material measurement differences between Canadian GAAP and U.S. GAAP with respect to the Company’s consolidated financial statements are as follows:

(a)

Stock-based compensation:

Effective January 1, 2004, the Company retroactively adopted the amended Canadian accounting standard for stock-based compensation which requires the use of the fair value method to calculate all stock-based compensation associated with granting stock options.

For purposes of the reconciliation to U.S. GAAP, the Company adopted the fair value method in accordance with the retroactive restatement method pursuant to Statement of Financial Accounting Standards No. 148 “Accounting for Stock Based Compensation – Transition and Disclosure”, which is similar to the new amended Canadian standard, in fiscal 2004. Accordingly, adoption of these new Canadian and U.S. standards does not result in a material difference between Canadian GAAP and U.S. GAAP.

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

As a result of expensing exploration costs, the related future income tax liability recorded under Canadian GAAP is reversed by crediting share capital.  As such, total liabilities would be decreased by $12,781 (2003 - $9,588) and shareholders’ equity would increase by $12,781 (2003 - $9,588).

(c)

Derivative financial instruments:

Effective January 1, 2001, the Company adopted FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”), and the corresponding amendments under FASB Statement No. 138 (“SFAS 138”).  SFAS 133 and 138 requires that all derivative financial instruments be measured at fair value and recognized in the financial statements regardless of the purpose or intent for holding them.  Changes in the fair value of derivative financial instruments that do not qualify as a hedge are recognized in income.  The Company has determined that its gold forward contracts meet the definition of normal sales contracts as the obligations are met by physical delivery of gold, and therefore are excluded from the scope of SFAS No. 133 and 138.  This accounting policy was adopted for Canadian GAAP purposes effective January 1, 2004.  For periods prior to 2004, the Company accounted for written call hedges sold as hedges of future sales.

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

For U.S. GAAP, the amount received by the Company on the issuance of flow-through shares in excess of the fair value of common shares is required to be credited to liabilities and included in operations over the period in which the Company incurs the qualified expenditures.  During 2004, total flow-through share premiums received were $3,496 (2003 - $4,221), of which $3,239 relates to qualified expenditures made in 2004 (2003 - $1,365) and, therefore, would have been credited to earnings under U.S. GAAP as a deferred tax benefit, and $3,292 would remain in liabilities at December 31, 2003 (2003 - $3,035) under U.S. GAAP.  In addition, the $3,035 premium liability at December 31, 2003 would be credited to earnings in 2004 as the qualified expenditures were made in 2004.

Also, notwithstanding there is no specific contractual restrictions or requirements to segregate the funds received for the flow-through shares, funds that are unexpended at the consolidated balance sheet dates are considered to be restricted funds and are not considered to be cash or cash equivalents under the SEC staff interpretation of U.S. GAAP.  Such amounts would be required to be disclosed separately in a consolidated balance sheet prepared in accordance with U.S. GAAP.  As at December 31, 2004, unexpended flow-through funds were $14,313 (2003 - $14,769).

(e)

Investments:

Under Financial Accounting Standards No. 115 “Accounting for Certain Investments in Debt and Equity Securities” (“FAS 115”), the Company’s portfolio investments and marketable securities would be classified as available-for-sale securities and carried at fair value.  Unrealized holding gains and losses on available-for-sale securities are excluded from earnings under U.S. GAAP and reported in a separate component of shareholders’ equity until realized net of the related tax effect.

For Canadian GAAP purposes, proceeds received related to mineral interests that are in the exploration or development stage are credited to the capitalized costs incurred.  For U.S. GAAP purposes, such proceeds, attributable to the sale of available for sale securities are recognized in the determination of income.  In prior years, the shares were recorded at market value in the consolidated balance sheet and the unrealized gain on such securities was included in accumulated other comprehensive income in shareholders’ equity.  As a result, the sale of the securities results in a release of the accumulated unrealized gain from accumulated other comprehensive income.  The U.S. GAAP amounts presented for the 2003 year have been restated to reflect the sale of available for sale securities on a comparable basis.

(f)

Revenue recognition:

Prior to January 1, 2004, under Canadian GAAP, the Company recognized revenue on production and recorded gold bullion inventory at net realizable value. Effective January 1, 2004, the Company retroactively adopted the new CICA Emerging Issues Committee Abstract 141 “Revenue Recognition” which harmonizes the recognition of revenue under Canadian GAAP with U.S. GAAP.  For the year ended December 31, 2003, there was no material difference between Canadian GAAP and U.S. GAAP with respect to recognition of revenue.

(g)

Accounting for asset retirement obligations:

Effective January 1, 2004, the Company retroactively adopted the new provisions of the CICA Handbook Section 3110, “Asset Retirement Obligations.” This new Canadian accounting standard for asset retirement obligations is substantially the same as United States SFAS 143 that was applicable to the Company’s 2003 fiscal year for U.S. GAAP accounting purposes. However, the $1.7 million reduction to the January 1, 2003 deficit recorded under Canadian accounting principles would have been recorded under U.S. GAAP in the statement of operations  as a cumulative effect of a  change in accounting policy  for the year-ended December 31, 2003. There are no measurement differences between the balance sheets as at December 31, 2004 and December 31, 2003 or between the statement of operations for the year-ended December 31, 2004 prepared under U.S. GAAP for this matter, compared to the balance sheets and statement of operations presented under Canadian accounting principles.

(h)

Impact of recent United States accounting pronouncements:

(i)

During 2004, FASB issued Statement 151 “Inventory Costs”, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling and spoilage. This statement requires that these items be recognized as current-period charges. Adoption of this standard is not expected to have a material effect on the Company’s consolidated financial statements.

(ii)

During 2004, FASB issued revised FAS 123 “Share-Based Payment”. This amended statement eliminates the alternative to use the intrinsic value method of accounting pursuant to Accounting Principles Board Opinion No. 25 as was provided in the originally issue FAS 123. Accordingly, public entities are required to use the fair value of method of accounting for stock-based compensation and other share-based payments. This amended statement was early adopted by the Company in fiscal 2004. Adoption of this amended U.S. standard does not result in a significant difference between Canadian GAAP and U.S. GAAP.

(iii)

During 2004, FASB issued FAS 153 “Exchanges of Nonmonetary Assets”, which amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges on nonmonetary assets that do not commercial substance. Adoption of this standard is not expected to have a material effect on the Company’s consolidated financial statements.

(iv)

At December 31, 2004, for U.S. GAAP purposes, the Company adopted FIN 46R, “Consolidation of Variable Interest Entities”.  Pursuant to FIN 46R, under U.S. GAAP the Company is required to consolidate variable interest entities (VIEs), where it is the entity’s Primary Beneficiary.  VIEs are entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.  The Primary Beneficiary is the party that has exposure to a majority of the expected losses and/or expected residual returns of the VIE.  To December 31, 2004, there has been no impact from the adoption of FIN 46R.

The effect of the material measurement differences between Canadian GAAP and U.S. GAAP on the amounts reported in the consolidated balance sheets, statements of operations and cash flows are as follows:

Balance Sheets	2004	2003

Assets, under Canadian GAAP	$ 232,877	$ 244,482
Mineral property exploration and development (b)	(70,393)	(41,135)
Adjustment to equity investment for mineral property exploration and development (b)	-	(339)
Adjustment for unrealized holding gain (e)	1,120	2,784

Assets, under U.S. GAAP	$ 163,604	$ 205,792

Liabilities, under Canadian GAAP	$ 47,955	$ 40,375
Future income tax liability (b)	(12,781)	(9,588)
Fair value of written call options (c)	-	854
Premium on unexpended flow-through funds (d)	3,292	3,035

Liabilities, under U.S. GAAP	$ 38,466	$ 34,676

Shareholders’ equity, under Canadian GAAP	$ 184,922	$ 204,107
Mineral property exploration and development (b)	(70,393)	(41,135)
Adjustment to equity loss for mineral property exploration and development (b)	-	(339)
Future income tax liability (b)	12,781	9,588
Fair value of call options (c)	-	(854)
Premium on unexpended flow-through funds (d)	(3,292)	(3,035)
Adjustment for unrealized holding gain (e)	1,120	2,784

Shareholders’ equity, under U.S. GAAP	$ 125,138	$ 171,116

	Years ended December 31,
Statements of Operations	2004	2003

Net earnings (loss) for the year, Canadian GAAP	$ (32,459)	$ (18,465)
Mineral property exploration costs and write downs (b)	(29,257)	(18,349)
Adjustment to equity loss for mineral property exploration and development (b)	-	(3)
Premium on flow-through shares (d)	3,239	1,365
Change in fair value of written call options (c)	854	2,506
Adjustment for realized holding gain (e)	900	5,062

Loss for the year, under U.S. GAAP before cumulative effect of change in accounting policy	(56,723)	(27,884)
Cumulative effect of change in accounting policy for asset retirement obligation (g)	-	1,708

Loss for the year, U.S. GAAP	(56,723)	(26,176)

Other comprehensive income:
Adjustment for unrealized holding gain (loss) (e)	(1,664)	1,174

Comprehensive loss	$ (58,387)	$ (25,002)

Loss per share before cumulative effect of change in accounting policy, basic and diluted under U.S. GAAP	$ (0.37)	$ (0.21)

Loss per share, basic and diluted under U.S. GAAP	(0.37)	(0.20)

Diluted loss per share has not been presented as it would be anti-dilutive.

	Years ended December 31,
Statements of Cash Flows	2004	2003

Cash provided by operating activities, under Canadian GAAP	$ (22,944)	$ (12,022)
Mineral property exploration and development expenditures (b)	(28,170)	(18,349)

Cash used in operating activities, under U.S. GAAP	$ (51,114)	$ (30,371)

Cash used in investing activities, under Canadian GAAP	$ (41,795)	$ 3,889
Mineral property exploration and development expenditures (b)	28,170	18,349

Cash provided by (used in) investing activities, under U.S. GAAP	$ (13,625)	$ 22,238

Cash provided by financing activities, under Canadian GAAP	$ 25,033	$ 61,696
Change in restricted cash from issue of flow-through shares (d)	456	(9,935)

Cash provided by financing activities, under U.S. GAAP	$ 25,489	$ 51,761

Cash and cash equivalents end of year, under Canadian GAAP	$ 30,215	$ 69,921
Restricted cash from issue of flow-through shares (d)	(14,313)	(14,769)

Cash and cash equivalents end of year, under U.S. GAAP	$ 15,902	$ 55,152

4.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

MIRAMAR MINING CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Management’s Discussion and Analysis (“MD&A”) provides an analysis of the financial results of Miramar Mining Corporation (the “Company”) for the year ended December 31, 2004, and compares it with those of the previous two years. In order to better understand the MD&A, it should be read in conjunction with the Consolidated Financial Statements and its related notes. The Company’s consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and expressed in thousands of Canadian dollars, except share amounts.  In addition, the Company files annual reports on Form 40-F with the United States Securities and Exchange Commission, which includes the Company’s consolidated financial statements and a reconciliation discussing the material differences between Canadian GAAP and United States GAAP, and their effect on the Company’s financial information. This MD&A is made as of March 24, 2005.  All amounts are expressed in Canadian dollars, except as otherwise indicated.

OVERVIEW

The Company’s mining and exploration assets are primarily gold assets in Canada’s Arctic-North. The Company has developed considerable experience in operations, exploration and logistics in the Canadian Arctic-North where the Company has focused its activities for more than ten years.  In 2004, the Company determined that gold production was no longer economically viable at its Con and Giant mines and terminated all mining activities at the mines.  In 2004, the Company acquired an option to earn a 60% interest in the Back River project.  However, subsequent to December 31, 2004, the Company assigned the option on the Back River project to a third party.  The Company’s business focus is the exploration and development of the Hope Bay project in Nunavut.

The Company’s goal is to build an intermediate gold production profile through the phased development of its Arctic-North gold assets as follows:

Phase 1:  Short-term:  Development of a small scale, high grade gold mine at Doris North to commence production as expeditiously as possible, with the expectation of generating cash flow to pay for the mining infrastructure and to fund the continued exploration and development of the Hope Bay belt.

Phase 2:  Medium-term:  To extend and expand production levels by developing the higher grade, more accessible areas of the Boston, Doris and Madrid deposits, with a target production level of approximately 200,000 ounces of gold per annum, generating cash flow to complete phase three;

Phase 3:  Longer-term:  To further expand gold production by maximizing the potential         of the very large Madrid deposit, and the remainder of the Boston and Doris deposits, to generate sustained targeted production in the range of 350,000 to 400,000 ounces of gold per annum.

In order to achieve these objectives, the Company needs to successfully complete the current permitting process for the Doris North project, to complete a positive feasibility study in 2006, to place Doris North into production and to complete further exploration and development of the Boston, Doris and Madrid deposits.

In parallel with these development oriented activities, the Company intends to continue the exploration programs at Hope Bay to discover new deposits to contribute to a sustained intermediate production profile, while conducting grassroots exploration in cooperation with strategic partners.

2004 Highlights

•

Hope Bay:

o

$26.7 million of exploration and development programs completed.

o

Drilling at the Madrid deposit increased resources by more than 1 million ounces, a 48% increase over 2003, comprised of a 273,000 ounce increase in the indicated category and 716,000 ounce increase in the inferred category.

o

Results of the deep drilling program at Boston yielded encouraging grade intercepts which indicate the potential for resource expansion at depth.

o

Nunavut Impact Review Board (“NIRB”) issued its report on the Doris North Gold Mine project following public hearings deciding that the project should not proceed on the basis of the existing application.  NIRB invited the Company to submit a new application focusing on certain issues before it could complete its review of the project.

•

Back River:

o

$9.8 million of exploration and other programs focused on the Goose Lake deposit were completed.

o

Positive drilling results indicate potential of near surface higher grade hinge zone.

o

Subsequent to December 31, 2004, the Company assigned to Dundee Precious Metals Inc. its option from Kinross to acquire a 60% interest in the Back River project for proceeds of $10 million.  This transaction will provide additional funding for the Company’s primary project at Hope Bay

•

Consolidated net loss of $32.5 million or $0.21 per share, including write-downs of $15.0 million ($10.5 million for asset retirement obligation and $4.5 million on the gold and supplies inventory at the Con Mine), closure costs of $1.6 million for severance and settlement costs for gold option contracts and a gain on future income taxes of $3.9 million.

Highlights of exploration activities at Hope Bay in 2004 include:

Madrid Deposit:  Drill programs for Madrid had two priorities: first, to infill drill new mineralization discovered during the first phase of the program on approximately 50 meter centers to support the calculation of a new resource and, second, to further expand the known mineralization.  Results were positive, with certain holes returning grade and widths better than previous results and demonstrating the continuity of the mineralization and at least doubling the area of the previously known mineralization.  On February 25, 2005, the Company announced new resource totals for the Hope Bay belt incorporating an updated estimate for the Madrid deposit. Using the same cut-off grades as in 2003, more than one million ounces were added to the Madrid resource during 2004, representing an increase of 48% over 2003 resources, comprised of a 273,000 ounce increase in the indicated category and a 716,000 ounce increase in the inferred category.

Boston deposit: Drill programs for Boston had three objectives: to upgrade the confidence level of the existing inferred resource, to expand the limits of that resource and to continue to evaluate the potential to expand the resource at depth.  The deep drilling program of wide-spaced holes continues to demonstrate potential to extend this mineralized system to greater depths than the current resource estimate, while the discovery of a possible new zone of mineralization offers an opportunity to add shallow resources in close proximity to the existing ramp infrastructure.    Results of the in-fill drilling program were within expectations. The Company has begun the process of evaluating mining options for alternate approaches to mining, including both high-grade selective and bulk mechanized mining methods.  Bulk mining methods may result in a lower grade than previously announced due to dilution, but could allow for more cost efficient resource extraction.

Back River Project:  In 2004, the Company acquired an option to earn a 60% interest in the Back River project.  Highlights of the exploration activities at Back River in 2004 included delineation of significant gold mineralization in the hinge area of the folded iron formation units and new resource additions within the sedimentary greywacke units located on the core of the fold structure.  Subsequent to December 31, 2004, the Company assigned to Dundee Precious Metals Inc. (“Dundee”) its option on the Back River project. The Company received approximately $10 million representing the reimbursement of costs incurred on the Back River Project plus 5%.

Con Mine and Giant Mine Closures:  In Yellowknife mining operations at the Giant Mine were terminated on July 10th as a result of continued production shortfalls.  Total gold production was 15,818 ounces during the year which was a combination of gold recovered from processing arsenic tailings at Con Mine and ore from Giant Mine.  During December, due to poor gold recovery from arsenic tailings, gold processing was terminated at the Con Mine and activities transitioned into reclamation of the property.

EARNINGS AND CASH FLOW

For the year ended December 31, 2004, the net loss was $32.5 million or $0.21 per share including write-downs of $15.0 million, which were comprised of $10.5 million to adjust the asset retirement obligation and $4.5 million for equipment and inventories at the Con Mine, closure costs of $1.6 million for severance and settlement of gold option contracts, and a gain on future income taxes of $3.9 million.  In 2003, the Company reported a net loss of $18.5 million or $0.14 per share.  Included in the 2003 results was a write-down of $7.8 million and severance and closure costs of $5.0 million for the Con Mine and a future income tax gain of $5.7 million.

In the second quarter of 2003, the Company elected to terminate underground mining at the Con Mine in Yellowknife and continue to mine solely at Giant Mine.  However, gold production at the Giant Mine did not meet the Company’s expectations and as a result, mining activity at Giant Mine was terminated effective July 10, 2004.  During December 2004, due to poor gold recovery from mill tailings, all gold processing was terminated at the Con Mine and activities transitioned into reclamation of the property. Consequently, the Company recorded an increase of $10.5 million to the provision for site reclamation and closure to reflect the change in estimated future costs related to the reclamation of these mill tailings and the corresponding write-down of the resulting asset.  Certain contaminated soil contained in the mill tailings is planned to be rendered inert by a process which utilizes the pressure oxidation circuit at the Con Mine.  Although the ultimate cost to be incurred for reclamation is uncertain and there can be no assurance that estimated costs will be accurate, the liability for retirement and remediation has been estimated on an undiscounted basis before inflation and market risk premium, as follows:

(In thousands)
Direct costs for 2005-2006, (primarily pressure oxidation)	$ 8,630
Contractor markup	1,878
Subtotal	10,508
Direct costs for site reclamation	8,434
Total	$ 18,942

The Company expects to use its employees for the pressure oxidation process, however, has included a contractor mark-up in the reclamation estimate in accordance the new provisions. The Company has $10 million on deposit in Con Mine reclamation security trusts that will be applied to, in part, offset the reclamation costs as they are incurred.

As a result of adopting new accounting standards with respect to asset retirement obligations and stock-based compensation on a retroactive basis, prior period losses have been restated.  The loss for 2003 was restated from $17.6 million to $18.5 million after recognizing a charge of $0.9 million new accounting standards.

Selected Financial Data

(In thousands, except per share amounts)

The following table summarizes total revenue and loss over the last three fiscal years.

	2004	2003	2002
Total Revenue	$ 12,265	$ 46,877	$ 54,067
Loss (1)	$ (32,459)	$ (18,465)	$ (163)
Per Share (1)	$ (0.21)	$ (0.14)	$ 0.00

The following tables summarize total revenue and income (loss) over the last eight fiscal quarters.

	2004	2004	2004	2004
	Q4	Q3	Q2	Q1
Total Revenue	$ 1,670	$ 2,570	$ 4,057	$ 3,968
Loss (1)	$ (12,278)	$ (6,259)	$ (6,868)	$ (7,054)
Per Share (1)	$ (0.07)	$ (0.04)	$ (0.05)	$ (0.05)

	2003	2003	2003	2003
	Q4	Q3	Q2	Q1
Total Revenue	$ 9,513	$ 11,905	$ 9,782	$ 15,677
Loss (1)	$ (4,263)	$ (6,207)	$ (7,186)	$ (809)
Per Share (1)	$ (0.03)	$ (0.04)	$ (0.06)	$ (0.01)

(1) Loss and loss per share figures have been restated to reflect the changes in accounting for site reclamation and closure costs and stock-based compensation, disclosed in note 2 to the consolidated financial statements.

OPERATIONS OVERVIEW

Revenue

For the year ended December 31, 2004, the Company produced 15,818 ounces of gold compared to 84,269 ounces in 2003.  Revenue from gold sales was $7.6 million compared to $42.6 million in 2003.

	(In thousands)
	2004	2003
Gold	$ 7,452	$ 40,387
Effects of hedging (2)	115	2,165
Total gold sales	7,567	42,552

Interest and other income	4,698	4,325
Revenue	$ 12,265	$ 46,887

(2) Excludes the hedging component of closure costs described in the Earnings and Cash Flow section.

During 2004, the realized gold price in Canadian dollar terms was $478 compared to $532 per ounce on the spot market and $505 realized in 2003.  Other income was $4.7 million in 2004 compared to $4.3 million in 2003.  Other income includes interest earned on short-term cash investments of $1.8 million (2003 – $1.6 million) income of $2.4 million (2003 – $2.7 million) on the realization of a portion of the gain on the power credits which were received as part of the sale of the Bluefish hydroelectric facility as described in note 4 to the annual consolidated financial statements and income of $0.5 million (2003 – nil) for management fees charged to the Department of Indian and Northern Affairs (“DIAND”) related to services provided in relation to Giant Mine.

Mining Operations

In Yellowknife, mining operations were terminated at Giant Mine effective July 10 (note 16 (c) of the financial statements).  Formal notice was given on June 10 to the DIAND, as prescribed in the Company’s agreement with DIAND, that the Company would return the Giant Mine property to DIAND on January 10, 2005.  However, the Company and DIAND have subsequently agreed that the property will be returned effective June 30, 2005, to which time the Company will provide care and maintenance services for a fee and the Company will have no ongoing reclamation obligations with respect to Giant Mine.

During December, due to poor gold recovery from mill tailings at Con Mine, all gold processing was terminated and activities transitioned into reclamation of the property at the Con Mine.  As all mining and processing activities are terminated at the site, all other outstanding reclamation will be commenced as part upon approval of the abandonment and restoration plan, with physical site reclamation to be completed over a three to four year period.  It has been estimated that ongoing water treatment and monitoring of the site could continue for up to 20 years.  The reclamation is anticipated to be funded by approximately $10 million held in trust (notes 16 (b) and (d)).

Operating Costs

The cost of sales in 2004 was $22.9 million compared to $46.9 million in the same period of 2003.  The decrease in the cost of sales resulted from the decrease in gold production.  General and administrative expenses in 2004 were $4.1 million compared to $4.2 million in the same period of 2003.  Stock-based compensation of $2.3 million in 2004 compared to $0.9 million in 2003 increased due to increased quantity of share options issued at a higher average value per share.  Depreciation, depletion and accretion expense in 2004 was $2.0 million compared to $5.3 million in the same period of 2003 as restated. The decrease reflects the reduced carrying value of mine assets and corresponding depreciation due to write-downs during 2003 and 2004.  As a result of the decision to terminate mining activities at Giant Mine and the cessation of gold processing from mill tailings at Con Mine, the Company recorded write-downs of $15.0 million and incurred severance and closure costs of $1.6 million.  At December 31, 2004 approximately $0.5 million was outstanding for severance liabilities which are expected be paid in 2005. (See discussion of write downs in the Earnings and Cash Flow section above.)

Exploration and Development Activities

The focus for the Company continues to be on the Hope Bay project.  The Company is committed to a strategy of advancing the Hope Bay project to a production decision while continuing to expand gold resources.  The development strategy is to focus first on the high grade gold Doris North project, generating cash flow to pay for the mining infrastructure and to fund the continued exploration and development of the Hope Bay belt.  The Company plans to pursue extension and expansions to the Doris North mine operating life through the mining of other substantial resources on the Hope Bay belt.  The exploration strategy is to focus on the discovery of new gold resources by expanding the existing deposits and search for new deposits in order to support a sustained intermediate production profile and conduct grassroots exploration in cooperation with strategic partners.  In order to achieve these objectives, the Company needs to successfully complete the current permitting process for the Doris North project, to complete a positive feasibility study in 2006, to place Doris North into production and to complete further exploration and development of the Boston, Doris and Madrid deposits.

In 2004, expenditures at Hope Bay totaled $26.7 million for the advancement of permitting and engineering for the Doris North project, 44,023 meters of core drilling and 1,707 meters of reverse circulation drilling.   Highlights of the exploration activities at Hope Bay in 2004 include drill programs in the Madrid deposit.  This drilling had two priorities: first, to in-fill drill the new mineralization discovered during the first phase of the program on approximately 50 meter centers to support the calculation of a new resource and, second, to further expand the known mineralization.  Results were positive, with certain holes returning grade and widths better than previous results and demonstrating the continuity of the western Madrid mineralization and at least doubling the area of the previously known mineralization.  On February 25, 2005, the Company announced new resource totals for the Hope Bay belt incorporating an updated estimate for the Madrid deposit. Using the same cut-off grades as in 2003, more than one million ounces were added to the Madrid resource during 2004, representing an increase of 48% over 2003 resources, comprised of a 273,000 ounce increase in the indicated category and a 716,000 ounce increase in the inferred category.

As part of the 2004 work program, the Company initiated a drill program designed to upgrade portions of the inferred resource at the Boston deposit to the indicated resource category.  The objective of this program, which includes the in-fill drilling and engineering studies, is to demonstrate the Boston deposit’s potential to support an extended production life at Hope Bay.

The Company continues to work towards obtaining permits for the Doris North project.  In July 2004, NIRB held public hearings to discuss the permitting of the Doris North Project in four communities in Nunavut.  In August 2004, NIRB issued its report to the Minister of DIAND deciding that the project should not proceed on the basis of the existing application.  NIRB invited a new application focusing on certain issues before it could complete its review of the project.  The work to address these items commenced in 2004. The Company filed a new preliminary project description with NIRB in February 2005 to commence a new application.  Assuming a positive decision from NIRB and that permits are obtained in a timely manner and a final production decision is made by mid-2006, start-up of the mine could commence in late 2007.

Highlights of the exploration activities at Back River in 2004, where activities were focused at Goose Lake, were the delineation of gold mineralization found in the hinge zone and, in the greywackes, sedimentary units within the core of the banded iron formation fold.  Subsequent to December 31, 2004, the Company assigned to Dundee its option from Kinross to earn a 60% interest in the project. The Company received approximately $10 million, representing the reimbursement of costs incurred by the Company on the Back River Project plus 5%.  Dundee is required to issue to the Company 150,000 common shares, or pay the cash equivalent, if either (i) the total mineral resources on the Goose Lake property are increased to 1,500,000 ounces of gold or (ii) a decision is made to place a mine into commercial production and Dundee is required to issue to a further 187,500 common shares of Dundee, or pay the cash equivalent, if Dundee exercises the option to earn a 60% interest in the Back River project.  This transaction will allow the Company to focus on opportunities at Hope Bay which is 100% owned by the Company and by investing the funds from this transaction at Hope Bay, the Company can also reduce potential future dilution to its shareholders.

Capital Programs

During 2004, the Company had capital expenditures of $34.7 million for exploration and project activities at Hope Bay and Back River (as described above) compared to expenditures of $20.9 million in 2003 all at Hope Bay.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the Company’s consolidated financial statements requires management to make estimates and assumptions.  These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as well as the reported expenses during the reporting period.  The most critical accounting policies upon which the Company depends are those requiring estimates of gold reserves and resources and future recoverable gold ounces and assumptions of future gold prices.  Such estimates and assumptions affect the determination of the potential impairment of long-lived assets as well as value of product inventory and the rate in which depreciation and amortization are charged to the earnings, estimated costs associated with reclamation and closure of mining properties assumptions in determining stock-based compensation and future income taxes.  Management re-evaluates its estimates and assumptions on an ongoing basis; however, due to the nature of estimates, actual amounts could differ.

Accounting for Exploration and Development Cost

Exploration expenditures related to mineral properties are deferred only if it is probable that these costs will be recovered from future operations.  The carrying values of the mineral properties are assessed at balance sheet date to determine whether any persuasive evidence exists that the properties may be permanently impaired.  The Company’s progress in its development activities towards its planned operations is a key factor to be considered as part of the ongoing assessment of the recoverability of the carrying amount of capital assets and deferred development and pre-operating costs.  If there is persuasive evidence of impairment, the asset is written down to its estimated net recoverable value.  Deferred exploration expenditures totals $154.8 million and $8.2 million for Hope Bay and Back River properties respectively at December 31, 2004 and $127.0 million for Hope Bay at December 31, 2003 (see note 7 of the consolidated financial statements).  In addition to exploration expenditures of $8.2 million for Back River, the Company incurred $1.6 million for supply inventory for a total expenditure of $9.8 million for Back River.

Asset Retirement Obligation

Effective January 1, 2004, the Company adopted the new accounting standard on asset retirement obligations.  Under this standard, asset retirement obligations are recognized for the estimated costs associated with exit activities and recorded as a liability at fair value.  The liability is accreted over time through periodic charges to earnings.  In addition, the asset retirement cost is capitalized as part of the asset’s carrying value at its initial discounted value and is amortized over the asset’s useful life.  This change in accounting policy has been applied retroactively and has resulted in a decrease in long-term liability of $1.3 million, an increase in property, plant and equipment of $0.4 million and a decrease to opening deficit of $1.7 million at January 1, 2004.

In December 2004, the Company suspended its gold recovery operations from historic mill roaster tailings due to lower than planned gold production.  Consequently, the Company recorded an increase of $10.5 million to the provision for site reclamation and closure for the estimated costs in 2005 and 2006 related to the reclamation of these roaster tailings.  Arsenic contained within this material is rendered inert by a process which utilizes the pressure oxidation circuit at the Con Mine.  Although the ultimate amount to be incurred is uncertain, the liability for retirement and remediation has been estimated on an undiscounted basis before inflation and market risk premium, as follows:

(In thousands)
Direct costs for 2005-2006, primarily pressure oxidation	$ 8,630
Contractor markup	1,878
Subtotal	10,508
Direct costs for site reclamation	8,434
Total	$ 18,942

The Company expects to use its employees for the pressure oxidation process, however, has included a contractor mark-up in the reclamation estimate in accordance the new provisions. The Company has $10 million on deposit in Con Mine reclamation security trusts that will be applied to, in part, offset the reclamation costs as they are incurred.

In the event the actual cost of reclamation exceeds the Company’s estimates, the additional liability for retirement and remediation costs may have an adverse effect on the Company’s future results of operations and financial condition.

Stock-based Compensation

The CICA Accounting Standards Board has amended CICA Handbook Section 3870 – Stock-based Compensation and Other Stock-based Payments – to require entities to account for employee stock options using the fair value based method, beginning January 1, 2004.  Under the fair value based method, compensation cost is measured at fair value of the options at the date of grant and is expensed over the award’s vesting period.  In accordance with one of the transitional options permitted under amended Section 3870, the Company has retroactively applied the fair value based method to all employee stock options granted on or after January 1, 2002, and has restated prior periods.  The effect of retroactively adopting the fair value based method is to decrease net income by $0.4 million and $0.9 million for the years ended December 31, 2002 and 2003, respectively, to increase deficit by $1.3 million as at December 31, 2003 ($0.4 million in 2002), to increase contributed surplus by $1.1 million as at December 31, 2003 ($0.4 million in 2002) and increase share capital by $0.2 million as at December 31, 2003 (nil in 2002).  The effect of the change on basic and diluted earnings per share was immaterial.

FINANCING AND LIQUIDITY

At December 31, 2004, the Company had consolidated working capital of $25.4 million compared to $68.9 million at the end of 2003.  Of the $25.4 million working capital, $30.2 million was cash and cash equivalents compared to $69.9 million at the end of 2003.  In addition to working capital, at December 31, 2004 the Company had $14.7 million in cash collateral deposits for reclamation bonds, compared to $6.3 million at December 31, 2003.

During the first quarter of 2004, the Company negotiated a $4 million line of credit with a financial institution.  Amounts drawn on this line of credit will be used for expenditures related to the feasibility and construction of the Doris North Mine.  No amounts have been drawn down from this credit line to-date.

During the first quarter of 2004, the Company sold a portion of its shares in Northern Orion Exploration Ltd. (“Northern Orion”) for proceeds of $0.9 million.  No further sales were made in 2004 and at December 31, 2004 the Company owned approximately 200,000 Northern Orion shares.  The Company also retains a net proceeds royalty interest with Northern Orion as described in note 3 to the annual consolidated financial statements.

On October 18, 2004, the Company completed a private placement of 7,600,000 flow-through common shares at a price of $2.00 per share for gross proceeds of $15,200,000 (of which $15,000,000 was underwritten and the balance was sold by the Company directly).  In consideration for their services, the underwriters received $750,000 and brokers’ warrants exercisable to purchase 375,000 common shares at $2.00 per common share until October 18, 2005.

On February 26, 2004, the Company entered into an agreement with Kinross for an option to earn a 60% interest in the Back River project in Nunavut for expenditures of C$25 million over a thirty month period.  Subsequent to December 31, 2004, the Company assigned to Dundee its option from Kinross to earn a 60% interest in the Back River project. The Company received approximately $10 million representing the reimbursement of costs incurred by the Company on the Back River Project plus 5%.  Dundee is required to issue to the Company 150,000 common shares, or pay the cash equivalent, if either (i) the total mineral resources on the Goose Lake property are increased to 1,500,000 ounces of gold or (ii) a decision is made to place a mine into commercial production on the Back River project and Dundee is required to issue to a further 187,500 common shares of Dundee, or pay the cash equivalent, if Dundee exercises its option to earn a 60% interest on the Back River project.

On September 20, 2004, the Company entered into an option agreement with Maximus Ventures Ltd. (“Maximus”) whereby Maximus can earn a 75% interest in the Eastern Contact and Twin Peaks areas of Hope Bay by spending $7.5 million over a three year period.  In consideration for  the option, Maximus will issue five million shares to the Company over a five year period as repayment for the Company’s expenditures on the properties.  Additional shares could also be issued to the Company at specific resource milestones.

The Company believes it has sufficient cash resources and liquidity to sustain its planned activities for the near term.  The ongoing exploration and development of the Hope Bay project will require the Company to raise additional capital through a combination of project debt and equity financings.  The Company’s strategy is to use equity financing for exploration activities and to maximize project debt to build mining infrastructure until sufficient cash flow is generated from mining production.

Liabilities and Contingencies

As a condition of a water license held by the Con Mine, the Company maintains security deposits for the cost of future reclamation.  On December 31, 2004, the Company, as agreed with DIAND, deposited $9 million of the $10 proceeds from the sale of Bluefish into a reclamation security trust.  The reclamation security trust will be used to fund the reclamation activities other than arsenic stabilization of historic roaster tailings. The cost of reclamation has been estimated by the Company on the basis of a draft remediation plan which had been submitted to the McKenzie Valley Water Board in February 2003.  The final plan is currently under review by the Water Board and any changes to the plan could result in an increase to the estimated liability.  The actual reclamation costs could exceed these estimates and the amounts held in the reclamation security trusts.

In 1995, the Company entered into a joint exploration transaction with an investor that resulted in the sale of an interest in the assets comprising the Con Mine.  The transaction was based upon an independent valuation prepared for the Company.  In 2000, Canada Revenue Agency (“CRA”) issued a re-assessment notice challenging the valuation that formed the basis for this transaction.  This re-assessment does not give rise to any taxes payable by the Company.  However, as part of the transaction in 1995, the Company agreed to compensate the investor for any shortfall in the value of the assets transferred, to a maximum of $2.7 million plus accrued interest, which amounts to approximately $2.1 million, such amounts to be payable should a ruling denying the transfer of certain tax pools be made against the Company.  The Company has received notification that CRA has recently reviewed the re-assessment and re-confirmed the original re-assessment.  As a result, the Company intends to file a notice of appeal in March 2005.  While management intends to strenuously defend the independent valuation, the outcome of this issue is not yet determinable.    No provision for these costs has been recorded at December 31, 2004.

Contractual Obligations

The following table summarizes the annual contractual obligations for the next five years and amounts due thereafter are presented in total in thousands of dollars.

	2005	2006	2007	2008	Thereafter
Oxygen plant	780	1020	-	-	-
Office lease costs	228	228	236	236	718
Exploration equipment	450	257	30	-	-
Site reclamation	7,485	3,145	-	-	-

The Company is obligated to fund reclamation and closure costs for its mining and exploration operations as a condition of associated water licenses, however the timing of those specific payments has not been determined and as such only a portion of the obligation has been shown in the table above.  The Company is in the processing of finalizing its abandonment and restoration plan with regulatory agencies for the Con Mine which will establish the extent and timing of reclamation activities.  Additionally, to the extent that the Company continues to be engaged in active exploration activities, reclamation of exploration sites will be deferred.

For additional information related to the Company’s obligations and commitments see note 16 in the consolidated financial statements.

Off Balance Sheet Arrangements

The Company does not have any off balance sheet arrangements other than the pension obligations which are described in note 13 of the consolidated financial statements.

OUTLOOK

The longer term outlook for the Company continues to be dependent on the successful exploration and development of the Hope Bay project.  The Company owns 100% of the Hope Bay project, which has measured and indicated resources of 2.1 million ounces of gold and an inferred resource of a further 4.3 million ounces of gold.

The Company plans to continue to work towards making a development decision on the Doris North project, including advancement of the permitting process.  If the permitting process is successfully completed, the Company will make the final decision on commitment to the construction process.  If approved by the Company, production could commence by late 2007.  There can be no assurance that the permitting process will be completed as planned or that the Company will develop Doris North as anticipated.

As part of the Company’s development strategy for Hope Bay, programs will be initiated in 2005 designed to deliver a feasibility study in 2006 to demonstrate the opportunity for the development of significant sustained gold production to follow on the Doris North project, a smaller scale, high grade mining operation currently in the permitting process.  Included in these programs will be infill drilling at Doris Central, western Madrid and Boston

As a result of the termination of all mining activities at Con and Giant mines, the Company does not expect to generate revenue in 2005.   The Company anticipates that final approval for the Con Mine abandonment and restoration plan will be received in 2005 which will permit the Company to conduct final reclamation activities in subsequent periods.  The Company does not have any ongoing reclamation obligations for the Giant Mine.

In 2005, the Company expects to have ongoing operating expenses relating to general and administration, stock-based compensation and accretion of its asset retirement obligations.

RISKS AND UNCERTAINITIES

The Company will require additional capital to pursue its exploration and development work at Hope Bay.  Given the nature of capital market demand for speculative investment opportunities, there is no assurance that additional financing will be available for the appropriate amounts and at the times required.  The Company has developed a cash management plan that will enable it to invest on a priority basis in projects likely to generate favourable results in the near-to-medium term.  The impact of fluctuations in the price of gold is a risk to the Company’s ability to develop its properties as well as future profitability and cash flow.  As the gold market price is denominated in U.S. currency, the Company is also at financial risk as the currency exchange rate between Canadian and U.S. dollars can fluctuate and impact the reported earnings and resulting cash flow.  As the Canadian dollar strengthens compared to the U.S. dollar, revenue from gold sales, which is generated in U.S. dollars, would convert to fewer Canadian dollars available to pay for operating costs that are almost entirely incurred in Canadian dollars.  Permitting mining projects such as the Doris North project requires the input and approval of regulatory agencies which are beyond the Company’s control.  As a result, the receipt of approval for the project and the timing of grant of necessary permits are inherently uncertain.

FORWARD LOOKING STATEMENTS

Statements relating to exploration work at the Hope Bay project and the expected results of this work, statements related to analyses of financial condition, future results of operations and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995.   Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “projects,” “satisfies,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur.  Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed.  These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Company’s properties; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; the possibility that required permits may not be obtained on a timely manner or at all; the possibility that capital and operating costs may be higher than currently estimated and may preclude commercial development or render operations uneconomic; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from Miramar’s operations and other risks and uncertainties, including those described in the Miramar’s Annual Report on Form 40-F for the year ended December 31, 2004 and Reports on Form 6-K filed with the Securities and Exchange Commission.

Forward-looking statements are based on the beliefs, estimates and opinions of Miramar’s management on the date the statements are made.  Miramar undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.

All resource estimates contained in this AIF are calculated in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators and the Canadian Institute of Mining, Metallurgy and Petroleum, as the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by CIM Council on August 20, 2000.  These standards differ from the requirements of the United States Securities and Exchange Commission (the “SEC”).  Accordingly, resource and reserve information in this AIF may not be comparable to similar information reported by United States companies.

The term “resource(s)” does not equate to “reserves” and normally may not be included in documents filed with the SEC.

EXHIBITS
99.1(1)	Code of Conduct for Chief Executive Officer and Senior Accounting Officers
99.2(1)	Audit and Risk Management Committee Charter
99.3	Certifications by the Chief Executive Officer of the Company pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.4	Certifications by the Chief Financial Officer of the Company pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.5	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.6	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Consent of KPMG LLP
99.8	Consent of John Wakeford, P. Geol.
99.9	Consent of Steffen Robertson and Kirsten Consulting
99.10	Consent of Roscoe Postle Associates Inc.

(1)  Previously filed on May 19, 2004 on the issuer’s annual report on Form 40-F for the year ended December 31, 2003.

Signatures

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant

MIRAMAR MINING CORPORATION

By /s/

David Long

David Long, Corporate Secretary

Date: March 30, 2005