Form 40-F/A
period 2004-12-31
MIRAMAR MINING CORP
filed 2005-09-22
CIK 940947

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F/A

AMENDMENT NO. 1

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

[ X ]Yes

[    ] No

Explanatory Note: Miramar Mining Corporation (the “Company” or the “Registrant”) is filing this Amendment No. 1 on Form 40-F/A to its Form 40-F for the year ended December 31, 2004 to correct certain typographical errors in the Company’s Consolidated Financial Statements, included in the Company’s Form 40-F for the year ended December 31, 2004 which was originally filed on March 31, 2005 in the United States.

The Registrant is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934 (the “1934 Act”) on Form 40-F.  The Company is a “foreign private issuer” as defined in Rule 3b-4 under the 1934 Act and in Rule 405 under the Securities Act of 1933.  Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the 1934 Act pursuant to Rule 3a12-3.

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

For definitions of the terms mineral reserve, proven mineral reserve, probable mineral reserve, mineral resource, measured mineral resource, indicated mineral resource and inferred mineral resource under CIM standards, and a summary of the differences between CIM and U.S. standards, see the sections entitled “Information Concerning Preparation of Resource Estimates” and “Glossary and Defined Terms” previously incorporated in Document 1 to the Annual Report filed on March 31, 2005.

ANNUAL INFORMATION FORM

The Company’s Annual Information Form for the fiscal year ended December 31, 2004 was included in the Annual Report previously filed on March 31, 2005 as Document 1.

AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

The audited consolidated financial statements of the Company, including the report of the auditors with respect thereto, included herein as Document 2.

For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see the Supplementary Information Reconciliation with United States Generally Accepted Accounting Principles previously included as Document 3 to the Annual Report filed on March 31, 2005.

Management’s Discussion and Analysis

The Company’s management’s discussion and analysis (“MD&A”) previously included as Document 4 to the Annual Report filed on March 31, 2005.

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

DOCUMENTS FILED AS PART OF THIS REPORT
1.	Annual Information Form of the Registrant for the year ended December 31, 2004*
2.	The following audited consolidated financial statements of the Registrant, are exhibits to and form a part of this Annual Report:
Auditors’ Report on Consolidated Financial Statements
Comments by Auditors for U.S. Readers on Canada – U.S. Reporting Difference
Consolidated Balance Sheets as of December 31, 2004 and 2003;
Consolidated Statements of Operations and Deficit for the years ended December 31, 2004 and 2003;
Consolidated Statements of Cash Flows for the years ended December 31, 2004 and 2003;
Notes to Consolidated Financial Statements.
3.	Supplementary Information Reconciliation with United States Generally Accepted Accounting Principles*
4.	Management Discussion and Analysis of Financial Conditions and Results of Operations*

* Previously filed on Form 40-F Annual Report filed with the Securities and Exchange Commission on March 31, 2005.

1.

ANNUAL INFORMATION FORM OF MIRAMAR MINING CORPORATION

PREVIOUSLY FILED ON MARCH 31, 2005

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

See accompanying notes to consolidated financial statements.

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

______________________________

1 Notes 2 (g) and 2 (i)

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

Assumptions used in the determination of the site closure and reclamation liabilities include estimated costs of $17.7 million expected to be expended from 2005 to 2018, a discount rate of 9.6% and inflation factor of 2.0%.

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

As at December 31, 2004, 5,483,578 options were fully vested and expire as follows:

Year	2004	2003

2005	747,600	1.77
2006	1,289,021	1.17
2007	516,000	1.22
2008	809,897	1.96
2009	2,121,060	2.85

(d)

Warrants and brokers compensation options:

At December 31, the Company had warrants and brokers’ compensation options outstanding as follows:

	2004		2003
	Warrants and Options	Average exercise price	Warrants and Options	Average exercise price

Outstanding, beginning of year	1,361,204	$ 2.26	10,479,539	$ 6.13
Granted	375,000	2.00	1,308,500	2.29
Exercised	(211,437)	1.95	(724,946)	1.51
Forfeited or expired	(208,500)	2.10	(9,701,889)	6.50
Outstanding, end of year	1,316,267	$ 2.26	1,361,204	$ 2.26

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

(b)

Geographic Segments - The Company operates in Canada.

The Company’s property, plant and equipment and expenditures, revenues and loss before equity loss and income taxes by operating and geographic segment are as follows:

12 months ended December 31, 2004	Property, plant and equipment	Expenditures on property, plant and equipment	Revenues	Loss before equity loss and income taxes

Gold operations	$ 2,298	$ 149	$ 10,974	$ (29,999)
Gold exploration	162,949	34,712	-	-
Other	522	521	1,291	(5,594)

	$ 165,769	$ 35,382	$ 12,265	$ (35,593)

12 months ended December 31, 2003	Property, plant and equipment	Expenditures on property, plant and equipment	Revenues	Loss before equity loss and income taxes

Gold operations	$ 6,144	$ 3,908	$ 45,602	$ (19,486)
Gold exploration	128,024	20,911	-	-
Other	1,102	112	1,275	(3,726)

	$ 135,270	$ 24,931	$ 46,877	$ (23,212)

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

3.

SUPPLEMENTARY INFORMATION RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

PREVIOUSLY FILED ON MARCH 31, 2005

4.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

PREVIOUSLY FILED ON MARCH 31, 2005

EXHIBITS
99.1(1)	Code of Conduct for Chief Executive Officer and Senior Accounting Officers
99.2(1)	Audit and Risk Management Committee Charter
99.3	Certifications by the Chief Executive Officer of the Company pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.4	Certifications by the Chief Financial Officer of the Company pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.5	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.6	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Consent of KPMG LLP
99.8(2)	Consent of John Wakeford, P. Geol.
99.9(2)	Consent of Steffen Robertson and Kirsten Consulting
99.10(2)	Consent of Roscoe Postle Associates Inc.

(1)  Previously filed on May 19, 2004 on the issuer’s annual report on Form 40-F for the year ended December 31, 2003.

(2)  Previously filed on March 31, 2005

Signatures

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant

MIRAMAR MINING CORPORATION

By /s/

David Long

David Long, Corporate Secretary

Date: August 29, 2005