Form 40-F
period 2005-12-31
MIRAMAR MINING CORP
filed 2006-04-03
CIK 940947

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 40-F

     (Check one)

     [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

     [X] ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2005    Commission file number 001-34436


                           MIRAMAR MINING CORPORATION
                    ---------------------------------------
             (Exact name of Registrant as specified in its charter)


     Not applicable             British Columbia, Canada       Not Applicable
     --------------             ------------------------       --------------
(Translation of Registrant's      (Province of other          (I.R.S. employer
   name into English           jurisdiction of incorporation   Identification
   (if applicable)                   or organization)           Number (if
                                                                  applicable))



                                      1040
             ------------------------------------------------------
    (Primary Standard Industrial Classification Code Number (if applicable))


              Suite 300 - 899 Harbourside Drive, North Vancouver,
                        British Columbia, Canada V7P 3S1
                                 (604) 985-2572
--------------------------------------------------------------------------------
   (Address and telephone number of Registrant's principal executive offices)


 CT Corporation System, 111 Eighth Avenue, 13th Floor, New York, New York 10011
                                 (212) 894-8940
--------------------------------------------------------------------------------
             Name, address (including zip code) and telephone number
         (including area code) of agent for service in the United States


     Securities registered or to be registered pursuant to Section 12(b) of the Act.

     Title of each class               Name of each exchange on which registered
     Common shares                     American Stock Exchange


     Securities registered or to be registered pursuant to Section 12(g) of the Act.
                                      None
                               -----------------
                                (Title of Class)

     Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                      None
                                -----------------
                                (Title of Class)

     For annual reports,  indicate by check mark the information filed with this
     Form:

     [X]  Annual information form       [X]  Audited annual financial statements

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

     As at December 31, 2005, 186,301,430 Common Shares without par value were issued and outstanding. As at March 25, 2006 there were 187,404,627 Common Shares without par value issued and outstanding.

     Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.
     [ ]  Yes:82-____________ [X] No

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
     [X]Yes [ ] No

Explanatory Note: Miramar Mining Corporation (the "Company" or the "Registrant") is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934 (the "1934 Act") on Form 40-F. The Company is a "foreign private issuer" as defined in Rule 3b-4 under the 1934 Act and in Rule 405 under the Securities Act of 1933. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the 1934 Act pursuant to Rule 3a12-3.

NOTE REGARDING FORWARD LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the Company's plans at the Hope Bay Project, its plans related to the closed Con Mine and other matters. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates", "intends" "strategy", "goals", "objectives" or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements." Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

     o risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;

     o results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company's expectations;

     o    mining and  development  risks,  including risks related to accidents,
          equipment   breakdowns,   labour   disputes  or  other   unanticipated
          difficulties with or interruptions in production;

     o the potential for delays in exploration or development activities or the completion of feasibility studies;

     o risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses;

     o    risks related to commodity price fluctuations;

     o the uncertainty of profitability based upon the Company's history of losses;

     o risks related to failure to obtain adequate financing on a timely basis and on acceptable terms for the Company's planned exploration and development projects;

     o risks related to environmental regulation and liability including mine permitting;

     o risks related to the closure of the Con Mine, including risks that the costs related to environmental compliance, reclamation, post-closure control measures, monitoring and on-going maintenance will exceed the funds held in trust for such costs;

     o    risks related to tax assessments;

     o political and regulatory risks associated with mining development and exploration; and

     o and other risks and uncertainties related to the Company's prospects, properties and business strategy.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on the Company's forward-looking statements.

Forward looking statements are made based on management's beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Further information regarding these and other factors is included in the filings by the Company with the U.S. Securities & Exchange Commission ("SEC") and Canadian provincial securities regulatory authorities.

Currency

Unless otherwise indicated, all dollar amounts in this report are Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on December 30, 2005, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was U.S.$1.00 = CDN $1.1656.

                         RESOURCE AND RESERVE ESTIMATES

All resource estimates incorporated by reference in this Registration Statement have been prepared in accordance with Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy ("CIM") Classification System. These standards differ significantly from the requirements of the United States Securities and Exchange Commission. In particular, and without limiting the generality of the foregoing, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Under SEC Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms "mineral resource," "measured resources," "indicated resources," and "inferred resources" are recognized and required by Canadian regulations, they are not defined terms under standards in the United States. As such, information regarding mineralization and resources contained or incorporated by reference in this annual report may not be comparable to similar information made public by United States companies.

"Indicated mineral resource" and "inferred mineral resource" have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

For definitions of the terms mineral reserve, proven mineral reserve, probable mineral reserve, mineral resource, measured mineral resource, indicated mineral resource and inferred mineral resource under CIM standards, and a summary of the differences between CIM and U.S. standards, see the sections entitled
"Information Concerning Preparation of Resource Estimates" and "Glossary and Defined Terms" included in the Company's Annual Information Form for the year ended December 31, 2005, attached hereto as Document 1 to this Annual Report.

                             ANNUAL INFORMATION FORM

The Company's Annual Information Form for the fiscal year ended December 31, 2005, is included in this Annual Report as Document 1.

                     AUDITED ANNUAL FINANCIAL STATEMENTS AND
                      MANAGEMENT'S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

The audited consolidated financial statements of the Company for the years ended December 31, 2005 and 2004, including the report of the independent auditors with respect thereto, included herein as Document 2.

For a reconciliation of measurement differences between Canadian and United States generally accepted accounting principles, see the Supplementary Information Reconciliation with United States Generally Accepted Accounting Principles included herein as Document 3 to this Annual Report.

Management's Discussion and Analysis

The Company's management's discussion and analysis ("MD&A") included herein as Document 4 to this Annual Report.

                       DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this Annual Report, the Company carried out an evaluation, under the supervision of the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures pursuant to Rule 13a-15d of the United States Securities Exchange Act of 1934 ("Exchange Act"). Based upon that evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

              CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the period covered by this Annual Report on Form 40-F, no changes occurred in the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

The Company's management, including the Chief Executive Officer and Chief Financial Officer, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

                   CODE OF ETHICS FOR CHIEF EXECUTIVE OFFICER,
                     CHIEF FINANCIAL OFFICER AND CONTROLLER

The Company has adopted a Code of Ethics applicable to its Chief Executive Officer, Chief Financial Officer and Controller. A copy of the Company's Code of Ethics for Chief Executive Officer, Chief Financial Officer and Controller was previously filed with the Securities and Exchange Commission as Exhibit 99.1 on Form 40-F for the year ended December 31, 2003, and available in print to any shareholder who requests it.

All amendments to the code, and all waivers of the code with respect to any of the officers covered by it, will be posted on the Company's web site, submitted on Form 6-K and provided in print to any shareholder who requests them. The Company's website is located at www.miramarmining.com.

                         CORPORATE GOVERNANCE GUIDELINES

The Company's corporate governance practices are set forth on page 10 of the Company's Management Information Circular to be filed in Canada on April 7, 2006 (submitted to the SEC on Form 6-K on April 7, 2006) prepared in compliance with the rules of The Toronto Stock Exchange and available in print to any shareholder who requests them.

The terms of reference of each of the Audit and Risk Management, Corporate Governance and Nominating Committee and the Human Resources Committee of the Company are described in the Company's Management Information Circular to be filed in Canada on April 7, 2006, and available in print to any shareholder who provides the Company with a written request.

                       AUDIT AND RISK MANAGEMENT COMMITTEE

The Company's Board of Directors has a separately-designated standing Audit and Risk Management Committee for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the Company's annual financial statements. As at the review of the audited consolidated financial statements of the Company for the year ended December 31, 2005 and as at the date of this Annual Report, the following individuals comprise the entire membership of the Company's Audit and Risk Management Committee, which have been established in accordance with Section 3(a)(58)(A) of the Exchange Act:

                           Lawrence Bell
                           Peter Nixon
                           Christopher J. Pollard
                           William E. Stanley

Independence

The Company has adopted the criteria for director independence and unrelatedness for members of public company audit committees that are consistent with the criteria prescribed by the Sarbanes-Oxley Act of 2002, Section 10A(m)(3) of the Exchange Act and Rule 10A-3(b)(1) promulgated thereunder. Each member of the Company's Audit and Risk Management Committee satisfies the criteria for director independence.

Audit Committee Financial Expert

The Company's Board of Directors has been determined that Lawrence Bell satisfies the requirements of an audit committee financial expert criteria prescribed by the Securities and Exchange Commission and has designated him as an audit committee financial expert for the Audit and Risk Management Committee. The aforementioned director has also been determined by the Company's Board of Directors to be independent within the criteria referred to above under the subheading "Audit and Risk Management Committee - Independence".

                   AUDIT AND RISK MANAGEMENT COMMITTEE CHARTER

The Company's  revised Audit and Risk Management  Committee  Charter is filed as
Exhibit 99.2 on this Form 40-F for the year ended December 31, 2005 and available in print to any shareholder who requests it.

          PRINCIPAL ACCOUNTING FEES AND SERVICES - INDEPENDENT AUDITORS

The table setting forth the Company's fees paid to its independent auditor, KPMG LLP for the years ended December 31, 2004 and December 31, 2005 are set forth below:

----------------------------------------------------
                       Years ended December 31
----------------------------------- ----------------
                            2005    2004
                       ----------   -------------
Audit:                  $ 139,000   $  144,150
Audit Related:             79,950   $   78,175
Tax                        82,430   $   69,250
All Other Fees                  -     $      -
Total                     301,380   $  291,575
-------------------------------------------------

"Audit Fees" are the aggregate fees billed by KPMG LLP for the audit of the Company's consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

"Audit-Related Fees" are fees charged by KPMG LLP for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements and are not reported under "Audit Fees." This category comprises fees billed for consultations on proposed transactions and internal control reviews.

"Tax Fees" are fees for professional services rendered by KPMG LLP for tax compliance, tax advice on actual or contemplated transactions.

            PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
                              INDEPENDENT AUDITORS

The Audit and Risk Management Committee pre-approves all audit services to be provided to the Company by its independent auditors. The Audit and Risk Management Committee's policy regarding the pre-approval of non-audit services to be provided to the Company by its independent auditors is that all such services shall be pre-approved by the Audit and Risk Management Committee. Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit and Risk Management Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors.

                         OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off balance sheet arrangements other than the pension obligations which are described in 13 of the consolidated financial statements

                        TABLE OF CONTRACTUAL COMMITMENTS

The following table lists as of December 31, 2005 information with respect to the Company's known contractual obligations.

--------------------------------------------------------------------------------
                                   Payments due by period (in thousands)
--------------------------------------------------------------------------------
Contractual Obligations       2006     2007       2008      2009      Thereafter
Oxygen Plant               $  822     $  612     $         $          $
Office lease costs            306        316       316       316         1,110
Exploration Equipment         293         30
Site reclamation           $6,240     $3,059                          $ 15,635
--------------------------------------------------------------------------------

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

For additional information related to the Company's obligations and commitments see note 15 in the Company's audited consolidated financial statements (Document
2).

                            AMEX CORPORATE GOVERNANCE

The Company's common shares are listed on The American Stock Exchange  ("AMEX").
Section 110 of the AMEX company guide permits AMEX to consider the laws, customs and practices of foreign issuers in relaxing certain AMEX listing criteria, and to grant exemptions from AMEX listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company's governance practices differ from those followed by domestic companies pursuant to AMEX standards is as follows:

     Shareholder Meeting Quorum Requirement: The AMEX minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock. In addition, a company listed on AMEX is required to state its quorum requirement in its bylaws. The Company's quorum requirement is set forth in its Memorandum and Articles. A quorum for a meeting of members of the Company is two persons present and being, or representing by proxy, members holding not less than 5% of the issued shares entitled to be voted at such meeting.

     Proxy Delivery Requirement: AMEX requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Company is a "foreign private issuer" as defined in Rule 3b-4 under the 1934 Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Securities Exchange Act of 1934, as amended. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

The foregoing is consistent with the laws, customs and practices in Canada. In addition, the Company may from time-to-time seek relief under from AMEX requirments on specific transactions under Section 110 of the AMEX Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by the Company's home country law, in which case, the Company shall make the disclosure of such transactions available on the Company's website at www.miramarmining.com. Information contained on the Company's website is not part of this annual report.

                  UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Securities and Exchange Commission ("SEC") staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

Consent to Service of Process

The Company filed an Appointment of Agent for Service of Process and Undertaking on Form F-X signed by the Company and its agent for service of process on May 20, 2003 with respect to the class of securities in relation to which the obligation to file this annual report arises, which Form F-X is incorporated herein by reference.

                     DOCUMENTS FILED AS PART OF THIS REPORT

1.   Annual  Information  Form of the Registrant for the year ended December 31,
     2005

2. The following audited consolidated financial statements of the Registrant, are exhibits to and form a part of this Annual Report:

          Auditors' Report on the Consolidated Financial Statements

          Consolidated Balance Sheets as of December 31, 2005 and 2004

          Consolidated Statements of Operations and Deficit for the years ended December 31, 2005 and 2004

          Consolidated Statements of Cash Flows for the years ended December 31, 2005 and 2004

          Notes to Consolidated Financial Statements.

3. Supplementary Information, Reconciliation with United States Generally Accepted Accounting Principles

4. Management Discussion and Analysis of Financial Conditions and Results of Operations

1.   ANNUAL INFORMATION FORM OF MIRAMAR MINING CORPORATION

                           MIRAMAR MINING CORPORATION
                        Suite 300 - 889 Harbourside Drive
                        North Vancouver, British Columbia
                                 Canada V7P 3S1
                     Website Address: www.miramarmining.com



                             ANNUAL INFORMATION FORM
                                      "AIF"

                      FOR THE YEAR ENDED DECEMBER 31, 2005

                                 March 25, 2006

                                TABLE OF CONTENTS

 ----------------------------------------------------------- ---------------
                             Description                         Page
 ----------------------------------------------------------- ---------------
 Cover Page                                                       12
 ----------------------------------------------------------- ---------------
          Preliminary Notes                                       14
 ----------------------------------------------------------- ---------------
          Glossary of Terms                                       17
 ----------------------------------------------------------- ---------------
 Corporate Structure                                              20
 ----------------------------------------------------------- ---------------
          Incorporation                                           20
 ----------------------------------------------------------- ---------------
          Subsidiaries                                            20
 ----------------------------------------------------------- ---------------
          General Development of the Business                     20
 ----------------------------------------------------------- ---------------
 Narrative Description of the Business                            21
 ----------------------------------------------------------- ---------------
          The Hope Bay Project                                    21
 ----------------------------------------------------------- ---------------
          The Back River Project                                  32
 ----------------------------------------------------------- ---------------
          The Con Mine                                            33
 ----------------------------------------------------------- ---------------
          Equity Investments                                      35
 ----------------------------------------------------------- ---------------
 Risk Factors                                                     36
 ----------------------------------------------------------- ---------------
 Dividends                                                        41
 ----------------------------------------------------------- ---------------
 Description of Capital Structure                                 41
 ----------------------------------------------------------- ---------------
 Market for Securities                                            41
 ----------------------------------------------------------- ---------------
 Directors and Officers                                           42
 ----------------------------------------------------------- ---------------
 Legal Proceedings                                                44
 ----------------------------------------------------------- ---------------
 Interests Of Management & Others in Material Transactions        44
 ----------------------------------------------------------- ---------------
 Transfer Agents and Registrars                                   45
 ----------------------------------------------------------- ---------------
 Material Contracts                                               45
 ----------------------------------------------------------- ---------------
 Interests of Experts                                             46
 ----------------------------------------------------------- ---------------
 Additional Information                                           46
 ----------------------------------------------------------- ---------------

                                PRELIMINARY NOTES

Financial Statements and MD&A

The Corporation's consolidated financial statements and management's discussion and analysis ("MD&A") have been filed with Canadian securities regulatory authorities and are available electronically on SEDAR at www.sedar.com. All financial information in this AIF is prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

Date of Information

All information in this AIF is as of March 25, 2006 unless otherwise indicated.

Forward Looking Statements

This AIF contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the Corporation's plans at the Hope Bay Project, its plans related to the closed Con Mine and other matters. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if a property is developed and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that a mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates", "intends" "strategy", "goals", "objectives" or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

     o risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;
     o results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company's expectations;
     o mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in production;
     o the potential for delays in exploration or development activities or the completion of feasibility studies;
     o risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses;
     o    risks related to gold and other commodity price fluctuations;
     o the uncertainty of profitability based upon the Company's history of losses;
     o risks related to failure to obtain adequate financing on a timely basis and on acceptable terms for the Company's planned exploration and development projects;

     o    risks related to environmental regulation and liability;
     o risks related to the closure of the Con Mine, including risks that the costs related to environmental compliance, reclamation, post-closure control measures, monitoring and ongoing maintenance will exceed the funds held in trust for such costs;
     o    risks related to tax assessments;
     o political and regulatory risks associated with mining development and exploration including mine permitting risks; and
     o other risks and uncertainties related to the Company's prospects, properties and business strategy.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on the Company's forward-looking statements.

Forward looking statements are made based on management's beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Specific reference is made to "Risk Factors" for a discussion of the source of the factors underlying forward-looking statements.

Resource and Reserve Estimates

All resource and reserve estimates contained in this AIF are calculated in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects ("NI 43-101") of the Canadian Securities Administrators and the Canadian Institute of Mining, Metallurgy and Petroleum, as the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by CIM Council on August 20, 2000. These standards differ from the requirements of the United States Securities and Exchange Commission (the "SEC"). In particular, and without limiting the generality of the foregoing, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, although the terms "mineral resource," "measured resources," "indicated resources," and "inferred resources" are recognized and required by Canadian regulations, they are not defined terms under standards in the United States. Accordingly, resource and reserve information in this AIF may not be comparable to similar information reported by United States companies.

The terms "resource(s)" do not equate to "reserves" and normally may not be included in documents filed with the SEC.

Technical Information

The technical information in this AIF has been prepared in accordance with Canadian regulatory requirements set out in NI 43-101 and reviewed by John Wakeford, P. Geo. Vice President, Exploration for Miramar Mining Corporation, the Qualified Person for the Corporation.

Currency and Exchange Rates

All dollar amounts in this AIF are expressed in Canadian dollars unless otherwise indicated. Some of the revenue of the Corporation is derived from the sale of gold, which is denominated in U.S. dollars. The noon rate of exchange on March 16, 2006 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars was CDN$1.1537 = US$1.00; (Cdn.$1.00 = US$0.8668). The following table sets forth (i) the rate of exchange for the Canadian dollar, expressed in US. dollars, in effect at the end of the periods indicated, (ii) the average exchange rates on the last day of each month during such periods, and (iii) the high and low exchange rates during such periods, each based on the noon rate of exchange as reported by the Bank of Canada for conversion of Canadian dollars into U.S. dollars.


                             Year ended December 31
----------------------------- ------------- ------------- --------------
                              2005          2004          2003
----------------------------- ------------- ------------- --------------
Rate at end of period         $0.8598       $0.7683       $0.7713
----------------------------- ------------- ------------- --------------
Average rate for last day     $0.8581       $0.8319       $0.7749
----------------------------- ------------- ------------- --------------
High for period               $0.8682       $0.8469       $0.7789
----------------------------- ------------- ------------- --------------
Low for period                $0.8524       $0.7141       $0.7710
----------------------------- ------------- ------------- --------------

Metric Equivalents

The following table sets forth the factors for converting imperial measurements into metric equivalents:


----------------------------- ------------------- -------------------
To convert from Imperial      To Metric           Multiply by:
----------------------------- ------------------- -------------------
Acres                         Hectares            0.404686
----------------------------- ------------------- -------------------
Feet                          Meters              0.304800
----------------------------- ------------------- -------------------
Miles                         Kilometres          1.609344
----------------------------- ------------------- -------------------
Tons                          Tonnes              0.907185
----------------------------- ------------------- -------------------
Ounces (troy)/Ton             Grams/Tonne         34.285700
----------------------------- ------------------- -------------------

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

Flotation           A milling process by which mineral particles of value attach to bubbles and float, separating them from the worthless portion of ore.

Grade               The weight of precious metals in each tonne of ore.

g/t; g Au/t         Grams per metric tonne; grams of gold per metric tonne.

Indicated Mineral   That part of a Mineral Resource for which quantity, grade or
Resource            quality, densities, shape and physical characteristics,  can be estimated with a level of confidence  sufficient to allow
                    the  appropriate   application  of  technical  and  economic
                    parameters,  to support mine planning and  evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable  exploration  and testing  information gathered through appropriate  techniques from locations such as outcrops,  trenches,  pits, workings and drill holes that
                    are  spaced   closely   enough  for   geological  and  grade
                    continuity to be reasonably assumed.

Inferred Mineral    That part of a Mineral Resource for which quantity and grade
Resource            or  quality  can be  estimated  on the  basis of  geological evidence and limited  sampling and reasonably  assumed,  but not verified,  geological and grade continuity. The estimate is  based  on  limited  information  and  sampling  gathered
                    through  appropriate   techniques  from  locations  such  as
                    outcrops, trenches, pits, workings and drill holes.

Measured Mineral    That part of a Mineral Resource for which quantity, grade or
Resource            quality,  densities,  shape and physical characteristics are
                    so  well   established  that  they  can  be  estimated  with
                    confidence  sufficient to allow the appropriate  application of technical and economic parameters,  to support production planning and  evaluation  of the  economic  viability of the deposit.  The  estimate  is based on detailed  and  reliable
                    exploration,   sampling  and  testing  information  gathered
                    through  appropriate   techniques  from  locations  such  as
                    outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mill A plant where ore is crushed and ground to expose metals or minerals of economic value, which then undergo physical and/or chemical treatment to extract the valuable metals or minerals.

Mineral reserve     The  economically  mineable  part of a Measured or Indicated
                    Mineral  Resource  demonstrated  by at  least a  Preliminary
                    Feasibility Study .

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

Mineralization,     A mineralized  body which has been intersected by sufficient
mineralized         closely  spaced  drill  holes  and/or  sampling  to  support
material,           sufficient  tonnage and average grade of metal(s) to warrant mineralized deposit further  exploration/development  work.  A deposit  does not
or deposit          qualify  as  a  commercially   mineable  ore  body  until  a
                    feasibility study is concluded and supports  Proven/Probable
                    Mineral Reserves.

Net profits         A royalty  payment  made by a producer of metals  based on a
royalty             percentage of revenue from production, less deduction of the costs of production, including exploration, capital and operating costs.

Net smelter return  A royalty  payment  made by a  producer  of metals  based on
royalty/NSR         gross metal production from the property,  less deduction of
royalty             certain  costs,   usually  including   smelting,   refining,
                    transportation and insurance costs.

Ore A metal or mineral or a combination of these of sufficient value as to quality and quantity to enable it to be legally mined at a profit.

Ounces/oz           Troy ounces.

Oz/ton              Troy ounces per short ton.

Preliminary         A comprehensive  study of the viability of a mineral project
Feasibility Study   that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established,  and which, if an effective method of mineral  processing has been determined,
                    includes   a   financial   analysis   based  on   reasonable
                    assumptions of technical, engineering, operating, economic factors and the evaluation of other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the mineral resource may be classified as a mineral reserve;Each

Probable Mineral    The economically mineable part of an Indicated,  and in some
Reserve             circumstances a Measured Mineral Resource demonstrated by at least  a  Preliminary  Feasibility  Study.  The  Study  must
                    include   adequate   information   on  mining,   processing,
                    metallurgical,  economic,  and other  relevant  factors that
                    demonstrate,   at  the  time  of  reporting,  that  economic
                    extraction can be justified.

Proven Mineral      The  economically   mineable  part  of  a  Measured  Mineral
Reserve             Resource demonstrated by at least a Preliminary  Feasibility
                    Study.

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

                               CORPORATE STRUCTURE

Miramar Mining Corporation was incorporated with the name Miramar Energy Corporation under the Company Act (British Columbia) by memorandum and articles of incorporation dated January 11, 1983. The memorandum of the Corporation was amended on July 17, 1989 to change the Corporation's name to Miramar Mining Corporation, on May 24, 1991 to increase the authorized capital from 20,000,000 to 100,000,000 shares without par value and on August 4, 1994 to increase the authorized capital from 100,000,000 to 500,000,000 shares without par value ("Common Shares"). By Notice of Articles dated March 17, 2005 the Corporation continued under the Business Corporations Act (British Columbia).

The registered office of the Corporation is at 2300 - 1055 Dunsmuir Street, Vancouver, British Columbia V7X 1J1 and its principal executive office is located at 300 - 889 Harbourside Drive, North Vancouver, British Columbia V7P 3S1.

The following table sets forth the name of each material subsidiary of the Corporation, the jurisdiction of its incorporation and the direct or indirect percentage ownership by the Corporation in such subsidiary.

                                JURISDICTION OF          PERCENTAGE OWNERSHIP
   NAME OF SUBSIDIARY           INCORPORATION
   ----------------------------------------------------- -----------------------
   Miramar Hope Bay Ltd.        Northwest Territories             100%
   Miramar Con Mine Ltd.        Ontario                           100%

Where the context requires, the term "Corporation" includes the subsidiaries of the Corporation.

                       GENERAL DEVELOPMENT OF THE BUSINESS

The Corporation, together with its subsidiaries, is engaged in the exploration and development of gold bearing mineral properties. The Corporation's business is presently focused in northern Canada in Nunavut and the Northwest Territories.

Miramar Hope Bay Ltd. ("MHBL") owns 100% of the Hope Bay Project, a gold exploration project located in Nunavut, Canada. The Corporation acquired a 50% interest in the Hope Bay Project in December 1999 from Hope Bay Gold Corporation Inc. ("Hope Bay Gold"). In May 2002, Hope Bay Gold became a wholly owned subsidiary of the Corporation. In December 2003, ownership of the Hope Bay Project was consolidated into MHBL. The Hope Bay Project is an 85 km long greenstone belt on which three significant deposits have been discovered to date: Doris, Boston and Madrid. On March 6, 2006 the Nunavut Impact Review Board recommended to the Minister of Indian and Northern Affairs Canada that the Corporation's proposed development plan for the Doris North project should proceed. The project is now before the Minister for decision on whether the Doris North project should proceed.

Miramar Con Mine Ltd. ("Con Ltd.") owns the Con Mine, a former producing underground gold mine located near Yellowknife, Northwest Territories, Canada. Underground mining operations at the Con Mine ceased in November 2003. The Con Mine generated 3,155 ounces of gold in 2004 from reprocessing mining residues, and 62,166 ounces of gold in 2003 from mining operations.

                      NARRATIVE DESCRIPTION OF THE BUSINESS

HOPE BAY PROJECT

On December 17, 1999 MHBL acquired from Hope Bay Gold Corporation Inc. ("Hope Bay Gold") for US$13,346,100 a 50% interest in a group of concession agreements (the "NTI Concessions") and Federal mineral claims and mining leases located in Nunavut and known as the Hope Bay Project. The NTI Concessions were granted by Nunavut Tunngavik Incorporated ("NTI"), a corporation representing the Inuit people of Nunavut which owns subsurface mineral rights in Nunavut. The acquisition occurred concurrently with Hope Bay Gold's acquisition of 100% of the Hope Bay Project from BHP Diamonds Inc. for US$18,492,340.

In 2000, MHBL and Hope Bay Gold entered into a joint venture agreement (the "Hope Bay JVA") to govern all work on the Hope Bay Project. The Hope Bay JVA created the Hope Bay Joint Venture which provided that MHBL and Hope Bay Gold would fund exploration work in differing proportions until each participant had incurred the same aggregate amount of purchase price and exploration costs, after which each participant would fund exploration work equally.

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

Location and Access

The Hope Bay Project is located in Nunavut, 65km east of Bathurst Inlet and 685km northeast of Yellowknife. The centre of the area lies approximately 160km above the Arctic Circle at latitude 67(0) 30' N and longitude 107(0) W. The nearest communities are Umingmaktok, located 65km to the west on the east coast of Bathurst Inlet and Cambridge Bay, located 170 kilometres to the northeast on southern Victoria Island. The area is approximately 380km northeast of the Ekati diamond mine and has tidewater access. Personnel, supplies and equipment are flown into the site, generally from Yellowknife using aircraft. In the winter, air strips on frozen lakes are able to accommodate wheeled aircraft as large as Hercules to bring in equipment and supplies. A permanent airstrip that can take Twin Otter sized aircraft has been built at the Boston deposit. Except for the Boston strip, float equipped aircraft must be used in the summer months. The Hope Bay Project area is also accessible by barge or ship to Hope Bay and Roberts Bay on the Arctic Ocean from mid-July to the end of September.

The Hope Bay Project has two camps, the Boston camp at Spyder Lake for the Boston deposit and the Windy Lake camp for the Doris and Madrid deposits. The Windy Lake camp is about 10km from Hope Bay on the Arctic Ocean.

Title

The Hope Bay project area comprises 25 Crown mineral claims, 24 Crown mining leases, 29 Crown mining leases pending approval and 7 Inuit Owned Lands Exploration Agreements (which replaced the NTI Concessions). The Hope Bay property comprises an area of 1,094km(2) and forms one continuous block that is approximately 80km long north to south by between 7 and 24km wide east to west.

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

In 1991, BHP Minerals Canada Ltd. ("BHP") assembled a contiguous block of claims covering approximately 1,016km(2) and over the next several years carried out systematic exploration airborne and ground geophysical surveys, geological mapping and prospecting, overburden drilling and more than 177,000 m of diamond drilling. BHP's work resulted in the discovery of the Boston, Doris and Madrid deposits. BHP also carried out underground exploration and bulk sampling of the Boston deposit in 1996 and 1997. From 1991 to 1998, BHP spent approximately $73.5 million in exploring the entire Hope Bay Greenstone Belt. From 2000 to December 31, 2005 an aggregate of $105.5 million was spent by the Corporation on exploration and supplies at the Hope Bay Project. During this period a further 195,000 m of core drilling was completed.

The 2005 program totalled 33,176 m of core drilling, mapping, prospecting and sampling on selected portions of the Hope Bay belt.

Geology and Mineralization

Hope Bay is a typical Archean greenstone belt comparable to the Yellowknife, Kirkland Lake and other such belts. The belt is comprised of mafic meta-volcanic (mainly meta-basalts) and meta-sedimentary rocks that are bound by Archean granite intrusives and gneisses. The greenstone package has been affected by multiple deformation events and is transected by major north-south trending shear zones that appear to exert significant control on the occurrence of mineralization, particularly where major flexures are apparent and coincident with antiforms. Similar features are the locus for major gold deposits in other Archean greenstone gold camps (e.g. Kirkland-Larder Lake).

Three gold systems or districts have been defined on the belt to date, which are known as Boston, Doris and Madrid. Each of the three systems is centered around a key deposit which may have multiple zones of mineralization.

Boston System

The Boston system is located in the southern end of the Hope Bay belt. Gold mineralization at the Boston deposit is present in multiple zones of extensive hydrothermal alteration within a large iron-rich carbonate altered shear zone. Gold occurs within and around structurally controlled quartz-carbonate veins. Gold is associated with sulphide mineralization as clusters of pyrite within the vein, as well as in the wall rocks.

Two major horizons, the B-2 and B-3 zones, and one weaker horizon, the B4 zone of gold mineralization have been identified at the Boston deposit. Each zone extends to over 1km in length and is composed of numerous quartz-carbonate veins commonly with pyrite. The veins are 5cm to 3m in width and at variable lengths, within a 1 m to 40m wide mineralized zone. Gold occurs in the quartz veins as well as in the surrounding sheared and altered volcanic rocks. The B-2 zone has been drill tested down to approximately 1,000m below the surface and contains the majority of the total resources at Boston. It is characterized by a series of parallel, en-echelon quartz-carbonate veins along the contact between basaltic and sedimentary rocks.

Much past exploration has been concentrated along the 1km stretch of the Boston deposit area which contains the currently known resources. On the basis of the 16 deep holes completed at Boston in 2003-2004, MHBL believes that it has demonstrated that the Boston-style alteration and gold mineralization continues to depths of up to 1,000 m below surface and can be traced over a strike length of more than 750m. MHBL believes the geology indicates that the alteration zone continues to depth and that it contains quartz veining and gold mineralization analogous to that seen in the B2, B3 and B4 zones in the upper parts of the Boston system. Surface mapping and the 2003-4 deep drilling at Boston has led to a re-interpretation of the geology in the Boston area, defining a near vertical overturned fold with a steep south plunging fold axis. This interpretation is supported by a number of features observed in surface and underground mapping and more recently by the deep drilling. Mineralization remains open along strike to the south and at depth.

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

Doris Central lies 1.2 km to the south of the Doris Hinge, in an area where the Lakeshore vein is well mineralized and forms a shallow southerly plunging structure. At Doris Central the Lakeshore vein is similar in character to the veining at Doris North. The current geological interpretation at Doris central defines the intersection of a cross cutting structure with the Lakeshore vein and subsequent increases in gold mineralization.

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

MHBL proposes to develop the Doris North deposit as described below under the subheading "Doris North Development Plan". The majority of the mineralization in the Doris Connector zone and a small portion of the Doris Central zone lies within 100 m of the bottom of Doris Lake and cannot be mined under current mining regulations without a specific authorization from the Nunavut Mines Inspection Service.

Madrid System

The Madrid system is the largest deposit on the Hope Bay belt and is located 6 km south of Doris. The majority of the currently defined resources appear to be bound by the Deformation Zone, a zone of localized strain and alteration that is traceable over 11 km of strike. Substantial gold resources have been identified near a flexure in the Deformation Zone over a strike length of approximately 2 km and to depths of approximately 700 m.

The Deformation Zone is a regionally significant corridor of high strain and hydrothermal alteration adjacent to and locally transecting prospective iron-rich rock units. This structural and stratigraphic corridor is the locus of a significant mineralized trend with a number of mineralized occurrences identified through drilling over an approximately 11km strike length. Drilling to date has defined a number of zones along this strike length, with the best-defined areas to date lying within the northernmost 2,000m. These include the Naartok West Zone, Naartok East Zone and Suluk Zone. Additional zones within this corridor include the Marianas, South of Suluk, Rand Spur, P112, Patch 14, Patch 7 and Perrin Bulge areas.

     Naartok

The Naartok discovery is the westernmost deposit in the Madrid system to date, where one drill hole in 2000 encountered 6.9 g/t gold over 51.8m (including 21.4 g/t gold over 11.4m). Drilling at Naartok in 2001 defined a broad zone of gold mineralization with a strike length of about 300m and a thickness of 10-30m. This zone is located in the hanging wall of the Deformation Zone and is characterized by a broad zone of >1g/t gold assays containing shoots of higher grade mineralization. Deeper testing of the Naartok West and East zones in 2004 identified an additional higher grade area in Naartok West, expanded the Naartok East lens to more than double its previous extent and located a number of higher grade shoots within the main lens. Recent infill and expansion drilling on the Naartok East lens has increased the extent of the lens by an additional 200m.

Mineralization at Naartok occurs in zones of multi-phase brecciation, quartz stock working/silicification, albitization and pyritization in the hanging wall of the Deformation Zone. Gold mineralization appears to be controlled by a combination of structures and favourable volcanic rocks that are preferentially altered and mineralized. Drilling to date has defined a steeply plunging zone of intense silicification/albitization and higher-grade gold values (15-25 g Au/t) extending 75-150m along strike, plunging +200m and averaging 5-25m thick in Naartok West and has defined a shallower plunging zone of intense albitization and pyritization (+5 g Au/t) extending +200m along strike, plunging +200m and averaging +30m thick in Naartok East.

     Suluk Zone

Drilling in 2002-2003 tested an area approximately 600m southeast of Naartok along the Deformation Zone under Patch Lake where previous drilling by BHP intersected 15.5 g/t gold over 2.0 m in one hole in a setting broadly similar to that of Naartok. At Suluk sub-parallel and variably altered and mineralized horizons which dip at -80 degrees to the west have been traced for 500m along strike and to depths of more than 500 m below surface. The mineralization at Suluk is similar to Naartok, with silicification quartz stock works and pyrite within a broader sericite-dolomite alteration halo.

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

Exploration and Development Plans

The Corporation's objective is to become an intermediate gold producer through the sequential development of the Hope Bay Project by first developing the high grade Doris North deposit to generate cash flow to pay for the mining infrastructure and fund the subsequent development of a bulk tonnage operation at Madrid and a satellite mining operation at Boston. The Corporation's strategy is to have Doris North as the infrastructure centre for the entire Hope Bay belt, minimizing the capital requirements and optimizing the return on future development areas. In parallel with these development activities, the Corporation plans to increase the overall gold resources on the belt through the expansion of the known deposits and discoveries for new ones. The targets for the phased approach are:

     Phase 1: Short Term: Develop a small-scale, high-grade, low-cost, high-return gold mine at Doris North with the objective of generating significant cash flow, after capital payback, which would be used to advance the subsequent phases while minimizing equity dilution. Doris North is projected to produce 155,000 oz of gold per year for two years.

     Phase 2: Medium Term: To extend and expand production levels by developing the higher grade, more accessible areas of the Boston, Doris and Madrid deposits, with a target production level of approximately 250,000 to 300,000 oz of gold per annum, generating cash flow anticipated to proceed with Phase 3.

     Phase 3: Longer Term: To further expand gold production by maximizing the potential of the Madrid deposit and the remainder of the Boston and Doris deposits, to generate sustained production estimated to be in the range of 350,000 to 400,000 oz of gold per annum.

However, internal studies have indicated that there may be opportunities for larger scale production at the Hope Bay Project and work in 2006 will include examining the viability of larger scale operations.

Production from Doris North is subject to successful completion of permitting procedures and any options for production from Doris Central, Madrid or Boston will be subject to the successful completion of additional drilling, economic studies and permitting procedures, as well as availability of financing among other conditions. The production levels of Phases 2 and 3 are only conceptual and may increase or decrease once further technical work is completed.

Prior to 2004, exploration tended to target outcropping shear and quartz vein hosted Archean lode gold deposits, such as those discovered at Boston and Doris. However, with the discovery of the larger mineralized Naartok and Suluk zones in the Madrid system in 2001 combined with a better understanding of the exploration potential for these large systems, exploration shifted toward discovery and delineation of mineralized zones at Madrid resulting in the majority of resource additions on the Hope Bay Project in 2003- 2005.

The goals and objectives in 2005 at Hope Bay were to upgrade sufficient resources within the Boston, Doris Central and Naartok deposits to an indicated confidence level which would support a feasibility study for phase 2 development on the belt with emphasis on the Madrid deposits. The results are summarized below.

     Madrid. In 2005, the Corporation targeted potential extensions of the existing Naartok East resource to both the north and northwest based on geologic modeling which suggested the favourable volcanic strata that hosts the Naartok East resource was open in these directions. A total of 26,310 meters of core drilling were completed in 2005. Drilling at Naartok East confirmed the presence of wide, higher-grade mineralization including one drill hole which intercepted 11.5g/t gold over 66.5m at a depth of approximately 275m below surface.

     Drilling at depth has extended the current limits of mineralization a further 200 meters north of that hole, a vertical depth of approximately 300 m. Drilling also extended mineralization a further 100 m north in the area of another hole at a vertical depth of 200 m.

     These results demonstrate the continuity of the Naartok mineralization, especially of the higher grade, thicker areas discovered at depth in 2004 and 2005 and illustrate significant potential to expand the known mineralization based on an improved understanding of the geologic controls on mineralization. Boston. Resource calculations and internal studies are ongoing and will be completed in April 2006. Compilation has identified new targets in the shallow portions of the B4 zone which is scheduled to be drilled in 2006. There was no drilling on the Boston deposit in 2005.

     Doris Central. In 2005, drilling at Doris central was successful in defining additional mineralization which will be incorporated into Phase 2 development studies.

     Assessment Exploration. In 2005, a regional exploration program was completed to meet or exceed assessment requirements. No significant new discoveries were made. Data collected will be used to design the 2006 exploration program.

The Corporation has established the following goals for its activities at Hope Bay during 2006:

1. Advance Doris North through the permitting process towards a development decision - discussed under "Doris North Development Plan" below.

2.   Complete   required   resource   definition,   resource   calculations  and
     geotechnical field work to support the Phase 2 development plan.

3. Complete required resource definition, resource calculations and geotechnical field work to provide sufficient background information to determine the potential to accelerate the current Phase2 / Phase 3 development plans and/or the potential for a larger scale development plan.

4. Complete both regional and perimeter exploration programs to identify new resources on the belt and maintain the current land package.

The Corporation plans to spend at least $15.5 million on exploration at Hope Bay in 2006. This work commenced in March and will continue through to late September. The bulk of the exploration will focus on resource in-fill and expansion drilling at Madrid, with smaller resource programs at Boston and Doris Connector.

Doris North Development Plan

In 2002, Steffen Robertson and Kirsten Consulting ("SRK") was engaged to prepare a feasibility study with respect to the economic potential of a stand alone development of the high grade, near surface Doris North zone. The feasibility study prepared by SRK (the " SRK Feasibility Study") was delivered to the Corporation in January 2003.

The following table sets forth certain information contained in the Feasibility Study relating to the base case for bringing the Doris North Project into production.

                                                               Base
Assumptions                                                    Case
-----------                                                    ----
  Gold price (US$/oz)                            $305          $325        $345
  Exchange Rate (C$/US$)                         1.575         1.575       1.575
  Gold Price (C$/oz)                             $480          $512        $543

Production
----------
  Ore Milled (tonnes)                                          467,157
  Daily Throughput (tonnes/day)                                668
  Operating Life (years)                                       2
  Diluted Grade (g/t gold)                                     21.9
  Metallurgical Recovery (%)                                   94.9%
  Total Gold Recovered in 2 years (oz)                         311,693

Cash Operating Cost (US$/oz)                                   $109
Total Cost (US$/oz)                                            $190

Capital Costs (C$ millions)                                    39.3

The SRK Feasibility Study assumes a two year operation focused solely on the mining of the Doris North Project by underground methods and with ramp access. Underground mining would be carried out by a combination of mechanized cut and fill and open stoping, assuming a minimum mining width of 2.5m and external dilution averaging 17% at zero grade. Mine engineering has been advanced to a point well beyond that which is considered normal for a feasibility study. The entire deposit has been planned and scheduled, all required waste and on-ore development has been laid out and individual stopes engineered with ore and grade release schedules. Costs and productivity estimates utilize experience from the Corporation's Yellowknife operations, adjusted to site specific conditions.

The SRK Feasibility Study contemplates that ore would be hauled from underground by truck to a crusher located adjacent to the portal that would feed a semi-modular mill most of which will be pre-constructed off site. Due to the modular nature of a significant portion of the mill it would require very few foundations and would be set on bedrock and compacted fill. The ore would undergo conventional crushing and grinding with an integrated gravity gold recovery circuit followed by flotation and cyanidation of flotation concentrates, with gold dore produced on site.

The Doris North Project will be subject to a 12% net profits royalty with an 85% limit on deductions which has the effect of establishing a minimum 1.8% net smelter return royalty payable to NTI. The actual royalty that will be payable has not yet been determined and will depend upon the deduction of historical and current explorations costs, capital and operating costs.

Rock recovered from onsite quarries would be used for civil construction projects, such as a 4.8km permanent access road to a barge off-loading area on the coast 3.7 km to the north, a barge landing site, an airstrip, and a tailings dam. Tailings are proposed to be deposited sub-aqueously in a small lake to the east of the millsite locally known as Tail Lake.

As contemplated in the SRK Feasibility Study, all equipment, bulk supplies and materials would be moved to site by barge from Hay River, although alternatives are being investigated. Other supplies and personnel will be transported to and from site by aircraft. Camp facilities for up to 175 personnel (sufficient for operating and exploration activities) would be constructed, with employees retained on a fly-in, fly-out basis, with hiring from southern Canadian communities and from the local communities in the West Kitikmeot region. Total employment at the Doris North Project is estimated to be 150 persons.

     Estimated Capital and Operating Costs

The following table sets forth the capital costs to bring Doris North into production as estimated by the SRK Feasibility Study.

----------------------------------- --------------------------
                                     (C$ Millions)
----------------------------------- --------------------------
Process Plant & Buildings           $17.75
----------------------------------- --------------------------
Site Preparation                    $13.58
----------------------------------- --------------------------
Power Plant                         $  3.80
----------------------------------- --------------------------
Underground Equipment               $  2.46
----------------------------------- --------------------------
Miscellaneous                       $  1.67
----------------------------------- --------------------------
Total                               $39.26m
----------------------------------- --------------------------

The estimated capital cost of $39.26 million represents the total capital required over the life of the Doris North Project. This includes all anticipated lease/purchase costs for both the mill buildings and the power plant for a 36 month term.

Additional work completed by MHBL staff since the SRK Feasibility Study suggests a number of opportunities to optimize the Doris North Project and to take into account the potential for longer term production from other deposits. The prices of fuel, steel and other commodities have increased since the SRK Feasibility Study; however, the price of gold has increased during the same period so that increased revenue will likely offset any increase in capital or operating costs. The Doris North Project development is affected less than other proposed mining projects by recent increases in commodity prices because it is a relatively small scale high grade underground mining operation, with minimal development required to access very high grade reserves. Future fluctuations in commodity prices could affect the economics of the Doris North Project.

The following table sets forth the operating costs of the Doris North Project, as estimated by the SRK Feasibility Study, over the full project life.

---------------------------- -------------------------- ------------------------
                              (C$ Millions)              (C$ per tonne milled)
---------------------------- -------------------------- ------------------------
Mining                       $20.88m                    $44.71/t
---------------------------- -------------------------- ------------------------
Milling                      $18.88m                    $40.42/t
---------------------------- -------------------------- ------------------------
General & administration     $13.92m                    $29.81/t
---------------------------- -------------------------- ------------------------
Total                        $53.68m                    $114.94/t
---------------------------- -------------------------- ------------------------

     Development Schedule

On March 6, 2006 the Nunavut Impact Review Board recommended to the Minister of Indian and Northern Affairs Canada that the Doris North Project should proceed to obtain permits. Subject to the Minister accepting the Board's recommendation, the Corporation is targeting having all required permits for production at Doris North by the end of 2006. This would permit shipping of construction materials to site in the summer of 2007, construction in the winter of 2007 and production commencing in 2008.

2004 Year End Resource Estimate

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources. This section uses the terms "measured" and "indicated resources." U.S. investors are advised that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources. This section uses the term "inferred resources." U.S. investors are advised that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

The following table sets forth the mineral resources at the Hope Bay Project as at December 31, 2004 including the 310,000 ounces set out as reserves in the Doris North Feasibility Study. NOTE: These resources are as of December 31, 2004 and do not include work done in 2005. The December 31, 2005 resource estimate will be announced once it is finalized in the second quarter of 2006. This new resource estimate will be available for review on the Corporations website at www.miramarmining.com.

Category/Deposit               Tonnes        Gold Grade      Contained Gold
----------------               ------        ----------      --------------
                               (000s)           (g/t)           (000s oz)
--------------------------------------------------------------------------------
Measured & Indicated
--------------------
Boston                            1,387        15.4                   687
Doris                               763        23.9                   586
Madrid                            4,708         5.5                   837
--------------------------------------------------------------------------------
Total Measured &
Indicated Resources               6,853         9.6                 2,111

Inferred
--------
Boston                            2,574        10.9                   901
Doris                             1,675        14.7                   795
Madrid                           14,959         5.4                 2,602
--------------------------------------------------------------------------------
Total Inferred                   19,208         7.0                 4,298
Resources*

*Inferred resources are in addition to measured and indicated resources.


     1. All resource and reserve estimates were prepared by the MHBL staff in accordance with NI 43-101 and reviewed by John Wakeford, P. Geo., Vice-President, Exploration for the Corporation and the Qualified Person in accordance with NI 43-101. Resource estimation models for Boston and Doris (excluding the Doris Hinge and Doris Central zones) have not changed since 2002 and used a two dimensional polygonal approach. The Doris Hinge, Doris Central, Naartok and Suluk deposits were block modelled using ordinary kriging methods, whereas other zones applied inverse distance methods, also the same as 2002. Resource estimation models for the Madrid area used three dimensional block model methods, except for the South Suluk and South Patch 14 areas, which used a two dimensional polygonal approach. Capping and cut off grades were applied. Measured resources were estimated only in the Boston B2 Zone where the resource blocks have been undercut. Indicated resources for all the deposits generally lie within 25 m of a drill hole within detail drilled areas and inferred resources generally lie no more than 50 m from a drill hole. The estimates for the Madrid area (except South Patch 14) were reviewed by Roscoe Postle Associates Inc. in 2003-5, while those for Doris Central and Boston were audited by an independent resource consultant in 2001. The resource estimates for Doris Hinge, Doris North and South Patch were audited by, SRK in 2002.

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

     4. 300,000 ounces of inferred resources lie within 30m of lake bottoms (pillars) and are considered unsafe to be mined due to the proximity of the resources to the lake bottom. They are considered unlikely to be mined without significant economic and permitting challenges. The regulations for mining pillars under lakes in Nunavut require a variance from the Mines Inspection Service for mining within 100m of a lake bottom.

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

The mineral resources at the Hope Bay Project are being recalculated at December 31, 2005 using work completed in 2005 and the updated resources will be released by the Corporation when available.

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

Any water use on Inuit lands requires a licence. The NWB issues all water licences and permits within Nunavut subject to a review by NIRB, which can make recommendations to the NWB respecting permit issuances.

Doris North Permitting Progress

Most of the activities contemplated on the Doris North Project will be located on land on which the Inuit retain both surface and mineral rights. NIRB is the principal permitting regulatory agency for the Doris North Project under the NLCA.

MHBL filed a preliminary project description with the NWB and KIA which was referred to NIRB in 2002 and a draft EIS with NIRB in January 2003, which detailed the Doris North Project and included the project description, environmental baseline studies, impact assessments, socio-economic considerations, environmental management plans and reclamation and closure plans.

NIRB held public hearings to review the Doris North Project in four local communities in July 2004. On August 16, 2004, NIRB recommended to the Minister of INAC that the Doris North Project should not proceed on the basis of the then existing application, and identified five areas where additional information was required. The Minister of INAC accepted the NIRB recommendations in December 2004.

MHBL filed an updated preliminary project description with NIRB in 2005 to commence a new application for the environmental assessment of the Doris North Project and filed a Final Environmental Impact Statement ("FEIS") with NIRB on October 31, 2005. NIRB held public hearings in Cambridge Bay, Nunavut from January 31 to February 3, 2006. On March 6, 2006 the NIRB issued its report recommending to the Minister of INAC that the Doris North Project should proceed to obtain permits. The Minister will issue a decision either supporting the NIRB decision or not. If the NIRB decision is supported by the Minister, NIRB would then issue a project certificate which would allow the NWB to schedule and hold hearings into the granting of a water licence for the project following which the NWB would decide whether to recommend to the Minister that a water licence should be granted for the project. Assuming a positive NWB decision, the Minister would decide whether to approve the water licence and would set the bonding amounts. The project will also need a number of other permits, such as an an authorization from the Department of Fisheries to deposit tailings into Tail Lake, a federal lease of a portion of Robert's Bay to allow construction of an offloading jetty and an amendment to the Metal Mining Effluent Regulations ("MMER") to add Tail Lake to schedule 2 of the MMER. MHBL has taken steps towards obtaining all required permits. MHBL will also require a production lease from NTI allowing the removal of minerals, various surface leases from the KIA and an IIBA. MHBL has settled an agreement in principle for an IIBA and is currently negotiating the terms of the other agreements.

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

                BACK RIVER PROJECTS (GEORGE LAKE AND GOOSE LAKE)

Pursuant to an agreement (the "Kinross Option Agreement") dated February 25, 2004 between Kinross Gold Corporation ("Kinross"), Miramar Bathurst Resources Ltd. ("MBRL"), a wholly owned subsidiary of the Corporation, and the Corporation, Kinross granted to MBRL the option (the "Back River Option") to earn a 60% joint venture interest in the Back River Project. The Back River Project encompasses a number of land packages, including the George Lake and Goose Lake projects in Nunavut. Pursuant to an assignment of the Option Agreement dated February 3, 2005 (the "DPM Assignment Agreement") between the Corporation on behalf of itself and 688282 British Columbia Ltd. (the indirect assignee of MBRL) and Dundee Precious Metals Inc, ("DPM") the Kinross Option Agreement including the Back River Option was assigned to DPM for:

1. Reimbursement of the Corporation's aggregate costs incurred in acquiring and exploring the Back River Properties, plus 5%, being approximately $10 million;

2. 150,000 common shares of DPM, or the then cash equivalent, if either (i) the total mineral resources on the Goose Lake property are not less than 1,500,000 ounces of gold or (ii) a decision is made to place a mine into commercial production on any part of the Back River Project; and

3. 187,500 common shares of DPM, or the then cash equivalent thereof, if DPM exercises the Back River Option.

DPM agreed to reimburse certain general and administrative costs associated with the Back River project and the Corporation agreed to provide office space for a period of 12 months. In March 2006, DPM announced that they had entered into a Letter of Intent with Kinross to purchase the whole of the Back River Project for US$6 m. DPM expects this transaction to close during the first quarter of 2006.

                                    CON MINE

The Con Mine is owned by Con Ltd., a wholly owned subsidiary of the Corporation. The Con Mine operated from 1938 until November 2003 when mining operations ceased. During that time, it was on care and maintenance from 1941 to 1945 and was closed during most of 1998 and part of 1999 as a result of a strike by the hourly workers. The Con Mine was operated from 1986 to 2003 by Con Ltd. The Corporation acquired all of the outstanding shares of Con Ltd. together with the outstanding indebtedness of Con Ltd. to NERCO Minerals Company ("NERCO
Minerals"), its former parent, for a purchase price of approximately US$25,000,000 and 3,900,000 Common Shares valued at $4,875,000 on October 14, 1993.

On August 8, 2000, Con Ltd. received a renewal of the water licence (the "Con Water Licence") for the Con Mine under the Northwest Territories Waters Act. The Con Water Licence expires on July 29, 2006. Con Ltd. requested an extension to this licence in July 2005. This request is being considered by the MVLWB and the Minister. As a condition of the Con Water Licence, Con Ltd. must maintain a security deposit for the cost of future reclamation of the Con Mine as required by the Mackenzie Valley Land and Water Board ("MVLWB") and in a form acceptable to Indian and Northern Affairs Canada ("INAC"). The Con Water Licence required initial security in 2000 of $1.5 million which was to increase by $1.5 million per year to a total of $9 million. The balance of the security requirements have been satisfied through the transaction described below.

Pursuant to an agreement dated September 18, 2002 between Con Ltd. and Northwest Territories Power Corporation ("NTPC") (the "Bluefish Sale Agreement"), on April 4, 2003 Con Ltd. sold the Bluefish Power Plant ("Bluefish") to NTPC for a purchase price of $10 million which was paid on December 30, 2004 (the "Bluefish Proceeds").

On December 31, 2004, $9 million of the Bluefish Proceeds was deposited into a reclamation security trust (the "First Con Mine Trust") to fund the reclamation of the Con Mine if Con Ltd. does not meet its reclamation obligations with respect to environmental compliance, reclamation, post-closure control measures, monitoring and ongoing maintenance and adaptive management programs for environmental impacts in connection with the operation of and closure of operations at the Con Mine under the Northwest Territories Waters Act and the Con Water Licence. The deposit into the First Con Mine Trust satisfied the security deposit obligations of Con Ltd. under the Con Water Licence.

In connection with the Bluefish sale, the Corporation and Con Ltd. granted to NERCO Minerals an indemnity ("NERCO Indemnity") with respect to any costs related to the potential environmental liabilities associated with the operation of the Con Mine. As security for its obligations under the NERCO Indemnity, Con Ltd. granted to Nerco Minerals a general security agreement over all of the assets of Con Ltd.. In addition, Con Ltd. established a second reclamation security trust (the "Second Con Mine Trust") to fund any reclamation of the Con Mine site not funded by the First Con Mine Trust. On December 31, 2004, the remainder of the Bluefish Proceeds ($1 million) was deposited into the Second Con Mine Trust. All proceeds of sale of the assets of the Con Mine (net of Con Ltd.'s reasonable costs of sale) will also be deposited into the Second Con Mine Trust. The second Con Mine Trust currently has approximately $1.5 million committed to it.

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

An autoclave facility was constructed and commenced operation during late 1992 to process refractory ores and gold-bearing arsenic sludge from historic roasting operations. Operation of the autoclave to process the arsenical sludge eliminates a potential environmental liability at the site by rendering the toxic chemical arsenic trioxide as a stable and environmentally benign chemical, ferric arsenate. The autoclave has been processing arsenical sludges from the Con Mine property since March 2000 and will continue to do so until completed and it moves into other reclamation activities. The main thrust of arsenical sludge treatment was completed in 2005 with final wash down and treatment scheduled for the summer of 2007.

As required under the Con Water Licence, Con Ltd. filed a draft abandonment and restoration plan in 2001 and a revised abandonment and restoration plan (the "A & R Plan") with the MVLWB in March 2003. The MVLWB established a working group with representatives from Environment Canada, Department of Fisheries and Oceans, INAC, Resources, Wildlife & Economic Development of the Government of the Northwest Territories, Stanton Territorial Health Authority, Ministry of Municipal and Community Affairs, City of Yellowknife, Dene Nation, North Slave Metis Alliance, Dogrib Treaty II Council and Northwest Territories Chamber of Mines and a schedule for reviewing each of the sections of the A&R Plan. Meetings continue with the working group to finalize the plan.

As all mining and processing activities have terminated at the site, all other reclamation will be carried out as part of the current closure plan, with physical site remediation anticipated to be completed over a three to four year period. It has been estimated that ongoing water treatment and monitoring of the site by Con Ltd. could continue for up to 25 years.

Reclamation activities at the Con Mine commenced in 2005. The Corporation has recorded an asset retirement obligation ("ARO") of $19.2 million, which includes an increase recorded in the fourth quarter of 2005 of $8.1 million for the expected closure costs to be incurred from 2006 to 2033. The increase results from a revised estimate of closure costs to incorporate water treatment and monitoring for 25 years, the addition of rock cover to the tailings ponds, and processing costs of additional mill roaster tailings excavated in 2005. Details of the calculation of the ARO are provided in the Management Discussion and Analysis of the Corporation's consolidated audited financial statement for the year ended December 31, 2005. The majority of the expenditures will likely be made in the next five years. A portion of the funding for the reclamation activities will be provided by the $10.5 million plus accrued interest, in the First Con Mine Trust and Second Con Mine Trust.

The goal of Con Ltd. is to be in full compliance with all environmental laws applicable in the Northwest Territories. However, this is not always possible and charges were laid against Con Ltd. under the Northwest Territories Waters Act in connection with the discharge of effluent above permitted levels over a weekend in 2002 and failing to immediately pump out seepage pits adjacent to a tailings dam. Con Ltd. pled guilty to certain of the charges, paid a fine of $10,000 and contributed $80,000 to a fund established by Environment Canada.

                               EQUITY INVESTMENTS

Sherwood Mining Corporation

The Corporation owns 2,282,143 common shares of Sherwood Mining Corporation ("Sherwood"), representing an 7.6% interest. Sherwood is a publicly-traded Company listed on the TSX Venture Exchange.

Pursuant to an option and joint venture agreement dated March 19, 2004 (the "Sherwood Option Agreement"), the Corporation granted to Sherwood the option (the "Sherwood Option") to earn a 60% interest in the Chicago area of the Hope Bay belt, encompassing the Chicago/Kell trend and the Heku trend (the "Chicago Area"). Sherwood conducted exploration work in the Chicago Area but in 2005 determined not to proceed with the Sherwood Option.

In 2005 Sherwood completed a takeover bid for Minto Exploration Ltd. ("Minto"). In consideration of Quest Capital Corp. ("Quest") providing a financing facility to Sherwood to facilitate the Minto takeover, on March 23, 2005 the Corporation granted to Quest an option to purchase 1.0 million Sherwood shares at $0.25 per share for 18 months, and 1.5 million Sherwood shares at $0.35 per share for 18 months from the date that Sherwood completed the Minto takeover. The Corporation also agreed not to sell any shares of Sherwood while the Quest finance facility is outstanding. Sherwood issued to the Corporation 428,571 shares and 428,571 warrants exercisable at $0.35 per share. These warrants were exercised and sold by the Corporation in 2006. The Corporation purchased 1.2 million Sherwood shares at $0.25 per share by private placement. After these transactions the shares of Sherwood were consolidated at the rate of one new share for four old shares.

In 2006 the Corporation exercised its warrants and sold 107,143 shares of Sherwood (428,571 pre consolidation shares). Quest has also exercised both options granted to it by the Corporation. The 2,282,143 Sherwood shares held by the Corporation are after giving effect to the share consolidation.

Northern Orion Explorations Ltd.

The Corporation holds a net smelter proceeds agreement (the "Proceeds Agreement") which requires Northern Orion Explorations Ltd. ("Northern Orion") to pay to the Corporation an amount equal to 2.5% of the net smelter returns from all products sold from the Agua Rica property. The Proceeds Agreement also requires Northern Orion to pay to the Corporation 50% of the net proceeds of sale of any interest in the Agua Rica property. The maximum amount payable under the Proceeds Agreement is $15 million. The Agua Rica copper/gold property is a large copper porphyry deposit located on a group of exploitation concessions and mining claims located in Catamarca Province, Argentina.

Maximus Ventures Ltd.

In September 2004, the Corporation and Maximus Ventures Ltd. ("Maximus") entered into an option agreement, (the "Maximus Option Agreement") pursuant to which the Corporation granted to Maximus an option (the "Maximus Option") to earn a 75% interest in the Eastern Contact and Twin Peaks areas of Hope Bay (the "Maximus Option Property") by spending $7.5 million on exploration over a three year period. In consideration for entering into the Maximus Option Agreement, Maximus issued 1.5 million shares to the Corporation and to maintain the Maximus Option must issue an additional 3.5 million shares to the Corporation over time. Up to an additional 16.5 million Maximus shares could also be issued to the Corporation upon specific resource milestones being reached at the Maximus Option Property. By the end of the first Quarter 2006, the Corporation will own 3,000,000 common shares of Maximus representing 8.4% of the issued and outstanding shares.

During the 2005 field season, a program of surface exploration and diamond drilling was conducted, funded by Maximus in the Eastern Contact area of the Maximus Option Property and carried out by staff of the Corporation. The results of this work have been publicly reported by Maximus.

The Maximus Option Agreement has been amended to (i) extend the period during which Maximus may exercise the Maximus Option to April 30, 2009, and (ii) drop the Eastern Contact area from the Maximus Option and substitute the Chicago Area.

                                  RISK FACTORS

Gold Price Volatility

The economics of developing gold and other metal properties are affected by many factors including the cost of operations, variations in the grade of ore mined and the price of gold or other metals. Depending on the price of gold or other metals, the Corporation may determine that it is impractical to commence or continue exploration of its properties or development efforts if any. The prices of gold and other metals continually fluctuate. During the year ended December 31, 2005, the market price for gold ranged from US$411.10 (low) to US$536.50
(high) per ounce and averaged approximately US$444.74 per ounce. Sources: Metals Week, Kitco, Reuters and Bloomberg. There can be no assurance that the price of gold will remain at these levels.

The potential of the Corporation's properties is significantly affected by changes in the gold price. The gold price can fluctuate widely and is affected by numerous factors beyond the Corporation's control, including industrial and jewellery demand, inflation and expectations with respect to the rate of inflation, the strength of the U.S. dollar and other currencies, interest rates, gold sales by central banks, forward sales by producers, global or regional political or economical events, and production and cost levels in major gold producing regions. In addition, the gold price is sometimes subject to rapid short term changes because of speculative activities. The supply of gold consists of a combination of new production from mining and existing stocks of bullion and fabricated gold held by governments, public and private financials institutions, industrial organizations and private individuals. As the amounts produced in any single year constitute a small portion of the total potential supply of gold, annual variations in production do not necessarily have a significant impact on the supply of gold or its price

Environmental

Con Ltd. and MHBL have, respectively, been granted various licences and permits relating to Con mine and the Hope Bay Project. As a condition of these licences and permits, each company has an obligation to reclaim and restore areas of operation and disturbance to acceptable standards as established by the responsible government agencies. Under the terms its water licence and other agreements, Con Ltd. has deposited into two reclamation security trusts $10.5 million for reclamation of the Con Mine. The final Closure and Reclamation Plan for the Con Mine has not yet been approved and changes to the plan could require Con Ltd. to contribute more funds to secure the abandonment and reclamation of the Con Mine site. The actual reclamation costs are currently estimated to exceed the amount deposited in the trusts. Reclamation may take several years and standards could change, increasing costs. MHBL could be subject to proceedings relating to a fuel spill from a storage tank in 2004 described under "Windy Camp". Con Ltd. pled guilty to certain charges relating to the discharge of effluent beyond permitted levels in 2002 described under "Con Mine".

Permitting

Production from any deposit at the Hope Bay Project, including the Doris North Project, will be subject to permitting requirements. There can be no assurance that any required permits will be obtained in a timely manner, or at all or that they will be obtained without conditions which would prohibit development.

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

Additional Funding Requirements

As of December 31, 2005, the Corporation had cash and cash equivalents of approximately C$70 million and working capital of approximately C$61.2 million. The Corporation estimates that it will spend approximately C$15 million on exploration programs and permitting expenditures related to its properties, plant and equipment during the next twelve months. Although the Corporation currently believes it has sufficient financial resources to undertake its presently planned exploration and development program, further exploration on the Corporation's mineral resource properties in Nunavut will require additional capital. In addition, a positive production decision on the Doris North Project would require capital for project engineering and construction. Accordingly, the continuing development of the Doris North Project will depend upon the Corporation's ability to obtain financing on reasonable terms. There is no assurance the Corporation will be successful in obtaining the required financing.

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

Losses

The Corporation has incurred losses and may continue to incur losses for the foreseeable future. The Corporation incurred losses during each of the following periods:

     o    $11 million for the year ended December 31, 2005

     o    $32.5 million for the year ended December 31, 2004

As of December 31, 2005, the Corporation had an accumulated deficit of $212.5 million.

The Corporation currently has no properties in production or under development. It may be several years before the Corporation will generate any revenues from operation if at all. There can be no assurance that the Corporation will realize revenue or achieve profitability.

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

Under standards set forth by the SEC,, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made. Under SEC standards the term "reserve" means that part of a mineral deposit which can be economically and legally extracted or produced at the time of the reserve determination. The term "economically," as used in the foregoing definition implies that profitable extraction or production has been established or analytically demonstrated to be viable and justifiable under reasonable investment and market assumptions; and the term "legally," as used in such definition, does not imply that all permits needed for mining and processing have been obtained or that other legal issues have been completely resolved. However, for a reserve to exist, there should be a reasonable certainty based on applicable laws and regulations that issuance of permits or resolution of legal issues can be accomplished in a timely manner.

Under NI 43-101, Mineral Reserves are divided into two categories, "Proven Mineral Reserves" and "Probable Mineral Reserves" on the basis of the degree of confidence in the estimate of the quantity and grade of the deposit.

Under NI 43-101, "Proven Mineral Reserve" means, in accordance with CIM Standards, for the part of a deposit which is being mined, or which is being developed and for which there is a detailed mining plan, the estimated quantity and grade or quality of that part of a measured mineral resource for which the size, configuration and grade or quality and distribution of values are so well established, and for which economic viability has been demonstrated by adequate information on engineering, operating, economic and other relevant factors, so that there is the highest degree of confidence in the estimate. This definition differs from the standards in the United States, where proven or measured reserves are defined as reserves which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; (b) grade and/or quality are computed from the results of detailed sampling and (c) the sites for inspection, sampling and measurement are spaced so closely and the geographic character is so well defined that size, shape, depth and mineral content of reserves are well established.

Under NI 43-101, "Probable Mineral Reserve": means, in accordance with CIM Standards, the estimated quantity and grade or quality of that part of an indicated mineral resource for which economic viability has been demonstrated by adequate information on engineering, operating, economic and other relevant factors, at a confidence level which would serve as a basis for decisions on major expenditures. This definition differs from the standards in the United States, where probable mineral reserves are defined as reserves for which quantity and grade and/or quality are computed from information similar to that of proven reserves (under United States standards), but the sites for inspection, sampling, and measurement are further apart or are otherwise less adequately spaced, and the degree of assurance, although lower than that for proven mineral reserves, is high enough to assume continuity between points of observation. The degree of assurance, although lower than that for proven mineral reserves, is high enough to assume continuity between points of observation.

Note to U.S. Readers: The terms "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" used in this AIF are Canadian mining terms as defined in accordance with NI 43-101 under the guidelines set out in the CIM Standards on Mineral Resources and Mineral Reserve Definitions and guidelines adopted by the CIM council on August 20, 2000.

Under NI 43-101, Mineral Resources are divided into three categories, "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" which are defined in accordance with NI 43-101 under the guidelines set out in the CIM Standards as follows.

Under NI 43-101, "Measured Mineral Resource" in accordance with CIM standards is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Under NI 43-101, "Indicated Mineral Resource" in accordance with CIM Standards, an Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Under NI 43-101, "Inferred Mineral Resource" in accordance with CIM Standards is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

While the terms "mineral reserve", "proven mineral reserve", "probable mineral reserve", "mineral resource," "measured mineral resource," "indicated mineral resource," and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under standards in the United States. As such, information contained in this AIF concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC. "Indicated mineral resource" and "inferred mineral resource" have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

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

                        DESCRIPTION OF CAPITAL STRUCTURE

The Corporation's authorized share capital consists of 500,000,000 common shares without par value of which as at March 20, 2006 there were 187,404,627 Common Shares issued and outstanding. Each Common Share entitles the holder to one vote on all matters voted on a poll at meetings of shareholders, to receive dividends if, as and when declared by the board of directors and to share in the remaining property of the Corporation on a dissolution or winding-up

The Corporation had 664 registered shareholders of record as at March 14, 2006. The Articles and by-laws of the Corporation contain no restrictions on the right to hold or vote the Corporation's Common Shares.

                              MARKET FOR SECURITIES

The Common Shares are listed on the Toronto Stock Exchange and the American Stock Exchange under the trading symbols "MAE" and "MNG", respectively. The tables below present the high and low sale prices for the Common Shares and the volume, on a monthly basis for the Toronto Stock Exchange and the American Stock Exchange for 2005.

Toronto Stock Exchange (Canadian Dollars)

--------------------------------------------------------------------------------

            Month               High            Low              Volume

--------------------------------------------------------------------------------
           January              1.49           1,28             3,067,746
--------------------------------------------------------------------------------
           February             1.53           1.20             2,823,301
--------------------------------------------------------------------------------
            March               1.64           1.23             4,193,144
--------------------------------------------------------------------------------
            April               1.36           1.08             6,236,783
--------------------------------------------------------------------------------
             May                1.14            .87             5,146,632
--------------------------------------------------------------------------------
             June               1.43           1.00             9,867,298
--------------------------------------------------------------------------------
             July               1.59           1.32             2,730,578
--------------------------------------------------------------------------------
            August              1.56           1.38             3,595,634
--------------------------------------------------------------------------------
          September             1.99           1.43             9,374,536
--------------------------------------------------------------------------------
           October              2.01           1.43             2,856,981
--------------------------------------------------------------------------------
           November             2.52           1.46             9,410,685
--------------------------------------------------------------------------------
           December             2.99           2.00             9,667,957
--------------------------------------------------------------------------------




American Stock Exchange (US Dollars)

--------------------------------------------------------------------------------

            Month               High              Low            Volume

--------------------------------------------------------------------------------
           January              1.18             1.08           3,847,200
--------------------------------------------------------------------------------
           February             1.21             1.00           4,899,600
--------------------------------------------------------------------------------
            March               1.30             1.03           5,287,800
--------------------------------------------------------------------------------
            April               1.06              .87           5,060,900
--------------------------------------------------------------------------------
             May                 .90              .69           6,525,800
--------------------------------------------------------------------------------
             June               1.16              .82           5,376,700
--------------------------------------------------------------------------------
             July               1.22             1.09           3,334,800
--------------------------------------------------------------------------------
            August              1.28             1.11           4,472,100
--------------------------------------------------------------------------------
          September             1.64             1.22           8,898,900
--------------------------------------------------------------------------------
           October              1.66             1.24           8,409,000
--------------------------------------------------------------------------------
           November             2.02             1.27          13,870,000
--------------------------------------------------------------------------------
           December             2.51             1.79          14,046,000
--------------------------------------------------------------------------------


                             DIRECTORS AND OFFICERS

The following table sets forth the names and municipalities of residence of the directors and officers of the Corporation, their position(s) held with the Corporation and their principal occupations.

------------------------------------------------ --------------------------- ---------------------------------------
Name and Municipality of Residence               Position(s) Held            Principal Occupation

------------------------------------------------ --------------------------- ---------------------------------------
Lawrence Bell(1)(4)(5)                           Director                    Corporate Director, B.C. Hydro,
West Vancouver, B.C.                                                         electrical utility
------------------------------------------------ --------------------------- ---------------------------------------
David Fennell(2)(4)                              Executive Vice-Chairman     Mining Executive
Nassau, Bahamas                                  and Director
------------------------------------------------ --------------------------- ---------------------------------------
Catherine McLeod-Seltzer(3)(5)                   Director                    Chairperson, Pacific Rim Mining
West Vancouver, B.C.                                                         Corporation, mining company
------------------------------------------------ --------------------------- ---------------------------------------
Peter Nixon(1)(5)                                Director                    Corporate Director
Keswick, Ontario
------------------------------------------------ --------------------------- ---------------------------------------
Anthony J. Petrina(2)(3)(4)(5)                   Chairman of the Board       Mining Engineer, Corporate Director
Vancouver, B.C.                                  and Director
------------------------------------------------ --------------------------- ---------------------------------------
Christopher J. Pollard(1)(4)                     Director                    Retired lawyer, Corporate Director,
Vancouver, B.C.
------------------------------------------------ --------------------------- ---------------------------------------
William E. Stanley(1)(2)(3)                      Director                    Mining Engineer, Industry Consultant
West Vancouver, B.C.
------------------------------------------------ --------------------------- ---------------------------------------
Anthony P. Walsh(2)                              Officer and  Director       President and Chief Executive
West Vancouver, B.C.                                                         Officer of the Corporation
------------------------------------------------ --------------------------- ---------------------------------------
Elaine Bennett,                                  Officer                     Vice-President and Controller of the
North Vancouver, B.C.                                                        Corporation
------------------------------------------------ --------------------------- ---------------------------------------
Heather Duggan                                   Officer                     Vice-President, Human Resources of
North Vancouver, BC                                                          the Corporation
------------------------------------------------ --------------------------- ---------------------------------------
Brian Labadie                                    Officer                     Executive Vice-President, Chief
Maple Ridge, B.C.                                                            Operating Officer of the Corporation
------------------------------------------------ --------------------------- ---------------------------------------
A. David Long,                                   Officer                     Vice President Legal of the
West Vancouver, B.C.                                                         Corporation
------------------------------------------------ --------------------------- ---------------------------------------
John Wakeford                                    Officer                     Vice President Exploration of the
North Vancouver, B.C.                                                        Corporation
------------------------------------------------ --------------------------- ---------------------------------------

     (1)  Member of the Audit & Risk Management Committee
     (2)  Member of the Executive committee
     (3)  Member of Human Resources Committee
     (4)  Member of the Safety & Environmental committee
     (5)  Member of the Corporate Governance, Nominating Committee

Each of the foregoing individuals has been engaged in the principal occupation set forth opposite his or her name during the past five years except for Elaine Bennett who, prior to 2002, was the Corporate Controller of the Corporation;:
Heather Duggan who, prior to 2004, was the Director of Human Resources & Workforce Development at Diavik Diamond Mines and prior to 2002, was the Principle Consultant, Mountain Consulting International, a human resources and change management consulting Company; David Fennell who, prior to 2002 was the President and Chairman of Hope Bay Gold Corporation Inc.; and Catherine McLeod-Seltzer, who prior to 2006 was President of Pacific Rim Mining Corporation.

Directors are elected at each annual meeting of shareholders and serve until the next annual meeting or until their successors are elected or appointed.

To the best of the Corporation's knowledge, having made due inquiry, no director or executive officer of the Corporation is or has been in the last 10 years, a director or executive officer of another issuer that, while that person was acting in that capacity (a) was the subject of a cease trade or similar order, or an order that denied the other issuer access to any exemptions under Canadian securities legislation for a period of more than 30 consecutive days, or (b) was subject to an event that resulted, after that person ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under Canadian securities legislation for a period of more than 30 consecutive days, or (c) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

To the knowledge of the Corporation, the number of Common Shares of the Corporation which were beneficially owned, directly or indirectly, or over which control or direction was exercised by all directors and executive officers of the Corporation as a group as at March 25, 2006, was 2,670,000 shares representing 1.4% of the then outstanding Common Shares.

To the knowledge of the Corporation, no director or officer of the Corporation has an existing or potential conflict of interest with the Corporation or any of its subsidiaries.

                                LEGAL PROCEEDINGS

The following is a description of the legal proceedings to which the Corporation is party or to which any of its property is subject and which involves a claim for damages, excluding interests and costs, exceeding 10% of the Corporation's current assets or which may otherwise be material to the Corporation as at December 31, 2005.

In 1995, the Corporation entered into a joint exploration transaction with an investor that resulted in the sale of an interest in the assets comprising the Con Mine. The transaction was based upon an independent valuation prepared for the Corporation. In 2000, Canada Revenue Agency (the "CRA") issued a re-assessment notice challenging the valuation that formed the basis for the transaction. This re-assessment does not give rise to any taxes payable by the Corporation. However, as part of the transaction in 1995, the Corporation agreed to compensate the investor for any shortfall in the value of the assets transferred, to a maximum of $2.7 million, plus accrued interest of approximately $2.4 million at December 31, 2005, such amounts to be payable should a ruling be made against the Corporation denying the transfer of certain tax pools. In January 2005, the CRA issued a Notice of Confirmation of the tax reassessment which challenges the fair value of the property and the allocation of the fair value to assets and associated tax pools The fair value established by the Corporation in 1995 was supported by an independent valuation that the Corporation intends to strenuously defend. The Corporation has filed a Notice of Appeal with the Tax Court of Canada and expects the matter to be heard in late 2006; however, the outcome of this matter cannot be determined at this time.

           INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer of the Corporation, person or company that is the direct or indirect beneficial owner of, or who exercises control or direction over, more than 10% of the outstanding Common Shares or associates or affiliates of the foregoing has any material interest, direct or indirect, in any transaction since January 2002 that has materially affected or will materially affect the Corporation other than as described in the following paragraph.

DPM owns or exercises control or direction over an aggregate of 18,917,000 Common Shares, representing approximately 10.8% of the total number outstanding. In 2003, 2004 and 2005, Dundee Securities Corporation, an affiliate of DPM, acted as an underwriter or agent in respect of one public and several private placements of securities of the Corporation. In consideration for its services, Dundee Securities Corporation and the other underwriters and agents collectively received cash commissions equal to between 5% and 6% of the gross proceeds of the offerings and, in some cases, compensation options exercisable to purchase between 5% and 6% of the number of securities sold.


                          TRANSFER AGENT AND REGISTRAR

The registrar and transfer agent for the Common Shares is Pacific Corporate Trust Company, 2nd Floor, 510 Burrard Street, Vancouver B.C. V6C 3B9 and Suite 1101, 4 King Street West, Toronto, Ontario.

                               MATERIAL CONTRACTS

The following is a list of agreements (other than those made in the ordinary course of business) that are material to the Corporation and that were entered into (i) since January 1, 2005, or (ii) since January 1, 2002 and are still in effect:

     1.   The Bluefish Sale Agreement referred to under "Con Mine".

     2.   The First Con Mine Trust referred to under "Con Mine".

     3.   The NERCO Indemnity referred to under "Con Mine".

     4.   The Second Con Mine Trust referred to under "Con Mine".

     5. The DPM Assignment Agreement referred to under "Back River Projects" (i.e. George and Goose Lake)

     6. On June 30, 2005 the Corporation transferred all of its shares of Miramar Giant Mine Ltd. ("MGM"), the company which held the Giant Mine located in Yellowknife, NT, to a reclamation security trust established by MGM and Indian and Northern Affairs Canada ("INAC"). INAC assumed control over the Giant Mine and the Corporation has no further involvement or liability in relation to the Giant Mine.

     7. Pursuant to a subscription agreement dated November 17, 2005, on November 22, 2005 the Corporation completed the sale to Newmont Mining Corporation of Canada ltmed ("Newmont Canada") an affiliate of Newmont Capital Corporation by private placement of 18.5 million units at $2.35 per unit for gross proceeds of $43.5 million to Newmont Mining Corporation of Canada Limited, an affiliate of Newmont Capital Corporation. Each unit consisted of one Common Share and one warrant exercisable to purchase one Common Share for $2.75 for a period of 48 months. The Common Shares included in the units represented approximately 9.9% of the Corporation's issued and outstanding Common Shares.

The Subscription Agreement also provides, among other things:

     a) so long as Newmont Canada holds at least 10% of the issued and outstanding Common Shares (calculated after giving effect to the exercise of the warrants), it will have the right to participate in the Corporation's financings up to 19.9%;

     b) for four years Newmont Canada's ownership of the Corporation will not exceed 19.99% unless there is a public bid for over 50% of the Corporation or Newmont Canada proposes a take-over bid or other business combination whereby Newmont Canada would acquire 100% of the Corporation; and

     c) for four years Newmont Canada may only sell its Common Shares, warrants and Common Shares acquired upon the exercise of warrants via a broad distribution, bought deal or institutional private placement, and if Newmont Canada elects to sell its Common Shares, the Corporation will have the right to acquire the Common Shares or designate the purchasers of the Common Shares for a period of 10 business days.


                              INTERESTS OF EXPERTS

The Corporation's auditor is KPMG, LLP, independent chartered accountants, which has audited the Corporation's consolidated financial statements as at December 31, 2005 and 2004 and for the years ended December 31, 2005 and 2004 and expressed their opinion on the Corporation's year end financial statements.

The estimates for the Madrid area (except South Patch 14) resources were reviewed by Roscoe Postle Associates Inc. ("RPA") an independent engineering firm, in 2003-5. The resource estimates for Doris Hinge, Doris North and South Patch were audited by independent resource consultant SRK Engineering ("SRK") of Toronto in 2002. All work reviewed was in accordance with NI 43-101.

                             ADDITIONAL INFORMATION

All information incorporated by reference in this document is available on the Corporations website at www.miramarmining.com and on the System for Electronic Disclosure and Retrieval ("SEDAR") at www.sedar.com.

Additional financial information is contained in the Corporation's financial statements and MD&A for the year ended December 31, 2005 and may be retrieved from the Corporation's website at www.miramarmining.com or from SEDAR at www.sedar.com.

Additional information including directors' and officers' remuneration and indebtedness, principal holders of securities of the Corporation, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the management information circular of the Corporation for its most recent annual meeting of shareholders that involved the election of directors to be mailed to shareholders and filed on SEDAR on or around April 7, 2006.

                    AUDIT & RISK MANAGEMENT COMMITTEE MANDATE

Purpose

The purpose of the Audit and Risk Management Committee (the "Committee") is to provide assistance to the Board of Directors of the Corporation in fulfilling its responsibility to the shareholders, potential shareholders and the investment community relating to corporate accounting, the reporting practices of the Corporation, the quality and the integrity of the Corporation's financial reporting practices, and the audit process. In so doing, it is the responsibility of the Committee to ensure free and open communication between the directors of the Corporation, the independent auditors and the financial management of the Corporation.

Management is responsible for the preparation, presentation and integrity of the Corporation's financial statements and for the appropriateness of the accounting principles and reporting policies that are used by the Corporation. The independent auditors are responsible for auditing the Corporation's annual financial statements and for reviewing the Corporation's interim financial statements.

Organization

The Committee is to be composed of Directors who are independent of the management of the Corporation and are free of any relationship that, in the opinion of The Board of Directors, would interfere with their exercise of independent judgment as committee members. The Committee will ensure that it's Chairperson and members be financially literate and that at least one member have expertise in financial reporting. The Committee will meet at least four times a year, with the authority to convene additional meetings as circumstances require.

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

     o Review with the independent auditors, the Corporation's financial and accounting personnel, the adequacy and effectiveness of the accounting and financial controls and systems of the Corporation, and elicit any recommendations for the improvement of such internal controls procedures and systems or particular areas where new or more detailed controls or procedures are desirable. Particular emphasis should be given to the adequacy of such internal controls to expose any payments, transactions or procedures that might be deemed illegal or otherwise improper. Further, the Committee periodically should review the Corporation's policy statements to determine their appropriateness;

     o Review the Corporation's hedging and risk management systems and policies;

     o Review the financial statements contained in the annual report to shareholders with management and the independent auditors to determine that the independent auditors are satisfied with the disclosure and content of the financial statements to be presented to the shareholders. Any changes in accounting policy should be reviewed;

     o Review the interim and annual financial statements and disclosures under management's discussion and analysis of financial condition and results of Operations with both management and external auditors prior to the release of all such reports;

     o Provide sufficient opportunity for the independent auditors to meet with the members of the Committee without members of management present. Among the items to be discussed in these meetings are the independent auditors' evaluation of the Corporations financial, accounting personnel, and the cooperation that the independent auditors received during the course of the audit;

     o Review accounting and financial human resources succession planning within the Corporation;

     o Submit the minutes of all meetings of the Committee to, or discuss the matters discussed at each Committee meeting with, the Board of Directors;

     o Investigate any matter brought to its attention within the scope of its duties, with the power to retain outside advisors, including legal counsel for this purpose if, in its judgment, that is appropriate, after providing notice to either the Chairman of the Board or the Chairman of the Corporate Governance and Nominating Committee;

     o The Committee will review their own performance on a continual basis and make recommendations to the Board for changes to this Audit and Risk Mangement Committee Mandate and the composition of the Committee;

     o Have the right for the purpose of performing its duties to inspect all the books and records and any matters relating to the financial position of the Corporation with the officers, employers or external parties, including the external auditor, all of whom are expected to cooperate.

     o    Receive and handle  complaints under the  Corporation's  Whistleblower
          Policy.

     o Review and pre-approve amounts paid to the Corporation's auditors for non-audit work.

     Audit and Risk Management Committee composition

The Audit and Risk Management Committee consists of four outside and unrelated directors: Lawrence Bell (Audit Committee Expert and Chair), Peter Nixon, Christopher Pollard and William Stanley. Each of these members has the following experience relevant to his responsibilities as a member of the Audit and Risk Management Committee:

Lawrence Bell, Chairman - Mr. Bell is the Chair of BC Hydro & Power Authority. Mr. Bell has extensive experience dealing with financial matters, including serving in the British Columbia province's public sector as Deputy Minister of Finance; Secretary to the Treasury Board; Deputy Minister of Housing, Lands and Parks; and Deputy Minister responsible for Transit. Mr. Bell serves and has served on the board of many private and public companies and charitable organizations, including public mining companies and financial organizations such as currently serving at the Chair of the University of British Columbia Investment Management Trust and formerly serving as the Chief Executive Officer of Vancouver City Savings Credit Union.

Peter Nixon - Mr. Nixon has over 30 years experience in the investment business relating to selling securities and raising capital for issuers. Mr. Nixon has experience working in the research department of a brokerage firm, has taken a one year accounting course at McGill University and a course on financial reporting with the Canadian Securities Institute.

Christopher Pollard - Mr. Pollard has obtained experience dealing with financial statement issues as a member of the Corporation's Audit and Risk Management Committee for nine years and a director and member of the audit committees of other public companies. Mr. Pollard has also served as the managing partner of a mid-sized Vancouver law firm.

William Stanley - Mr. Stanley worked for 25 years with Coopers & Lybrand, now PriceWaterhouseCoopers, as a partner in charge of management consulting services for the Canadian and international mining industry. Mr. Stanley served as Chairman of the Audit Committee of Luscar Coal Ltd. for five years, has taken courses on finance and financial statements, has served as Chairman and a director for a number of charitable organizations and has served on the Corporation's Audit and Risk Management Committee for nine years.

All of the members of the Audit and Risk Management Committee are independent of the Corporation and accordingly the Corporation has not relied on any independence exemption provided in Multilateral Instrument 52-110 adopted by the Canadian Securities Administrators.

At no time in the Corporation's most recently completed financial year was a recommendation of the Audit and Risk Management Committee to nominate or compensate an external auditor not adopted by Board of Directors of the Corporation.

     Pre-Approval Policies and Procedures

The policy of the Audit and Risk Management Committee is that the Corporation may not retain the Corporation's Auditors to conduct non audit services without the prior approval of the Audit and Risk Management Committee. The Audit and Risk Management Committee procedure for granting such approval is to review with management the proposed services and estimated budget and, where the Audit and Risk Management Committee is satisfied that to permit the Auditor to perform the specified non audit services would not prejudice the Auditor's independence, to permit the Corporation to have the Auditor perform the non audit services with a maximum permitted fee. During the past two financial years the Audit and Risk Management Committee has approved the Corporation retaining the Auditor to perform non audit services relating to: providing guidance with respect to documentation and testing of internal controls; reviewing quarterly unaudited financial statements; consulting as to accounting or disclosure treatment of transactions; performing due diligence assistance on potential acquisitions; reviewing disclosure in public offering documents; providing information risk management services associated with the implementation of computer system software; providing Canadian tax compliance services and tax planning and advisory services.

External Auditor Service Fees

During  the  past  two  financial  years  the  Corporation   paid  fees  to  the
Corporation's auditors as set out below.

--------------------------- -------------- ----------------
                            2005           2004
--------------------------- -------------- ----------------
Audit Fees                  $139,000       $ 144,150
--------------------------- -------------- ----------------
Audit Related Fees          $ 79,950          78,175
--------------------------- -------------- ----------------
Tax Fees                    $ 82,430          69,250
--------------------------- -------------- ----------------
All Other Fees              $ -               -
--------------------------- -------------- ----------------

Audit related fees included principally fees for consulting in relation to compliance with Sarbanes Oxley requirements and financial statement translation. Tax fees included principally fees for flow-through and income tax return filings.

2.   AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF MIRAMAR MINING CORPORATION

                     Consolidated Financial Statements
                     (Expressed in Canadian dollars)



                     MIRAMAR  MINING  CORPORATION



                     Years ended December 31, 2005 and 2004

AUDITORS' REPORT TO THE SHAREHOLDERS


We have audited the consolidated balance sheets of Miramar Mining Corporation as at December 31, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.


(signed) KPMG LLP

Chartered Accountants



Vancouver, Canada

March 1, 2006

MIRAMAR MINING CORPORATION
Consolidated Balance Sheets
(Expressed in thousands of Canadian dollars)

December 31, 2005 and 2004
================================================================================




-----------------------------------------------------------------------------------------------------
                                                                                2005            2004
-----------------------------------------------------------------------------------------------------
Assets

Current assets:
        Cash and cash equivalents                                        $   48,723      $   30,215
        Short term investments                                               20,000               -
        Accounts receivables                                                  1,135           2,340
        Inventory (note 5)                                                    4,782           7,178
        Prepaid expenses                                                        355             267
        ---------------------------------------------------------------------------------------------
                                                                             74,995          40,000
Power credits receivable                                                      1,557           1,945

Property, plant and equipment (note 6)                                        5,569           5,766

Mineral properties (note 7)                                                 170,817         160,003

Cash collateral deposits (note 8)                                            14,980          14,674

Investment in Northern Orion Explorations Ltd. (note 3)                       8,505           9,182

Other assets (note 9)                                                         1,574             707
-----------------------------------------------------------------------------------------------------
                                                                         $  277,997      $  232,277
-----------------------------------------------------------------------------------------------------
Liabilities and Shareholders' Equity

Current liabilities
        Accounts payable and accrued liabilities                         $    4,748      $    7,131
        Current portion of site reclamation and closure costs (note 10)       5,947           7,485
        ---------------------------------------------------------------------------------------------
                                                                             10,695          14,616

Deferred gain (note 2(p))                                                     1,557           1,945

Provision for site reclamation and closure costs (note 10)                   14,536          12,274

Future income tax liability (note 12)                                        22,801          19,120
-----------------------------------------------------------------------------------------------------
                                                                             49,589          47,955

Shareholders' deficiency:
        Share capital (note 11)                                             433,990         380,734
        Contributed surplus                                                   6,846           5,025
        Deficit                                                            (212,428)       (201,437)
        ---------------------------------------------------------------------------------------------
                                                                            228,408         184,322
-----------------------------------------------------------------------------------------------------
                                                                         $  277,997      $  232,277
-----------------------------------------------------------------------------------------------------


Nature of operations (note 1)
Commitments and contingencies (notes 11 and 15)


See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:


 /s/ Anthony Walsh            Director     /s/ David Fennell        Director
----------------------------             -------------------------

MIRAMAR MINING CORPORATION
Consolidated Statements of Operations and Deficit
(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2005 and 2004

================================================================================


-------------------------------------------------------------------------------------------------
                                                                               2005         2004
-------------------------------------------------------------------------------------------------
Revenue:
        Sales                                                            $     407    $   7,567
        Interest                                                             1,156        1,562
        Other income                                                         1,003        3,136
        -----------------------------------------------------------------------------------------
                                                                             2,566       12,265

Expenses:
        Cost of sales                                                          535       22,872
        Depreciation, depletion and accretion                                1,088        1,979
        General and administration                                           1,520        1,748
        Salaries                                                             1,217        1,486
        Professional services                                                  592          707
        Investor relations                                                     119          171
        Interest                                                               241          133
        Stock-based compensation                                               985        2,250
        Foreign exchange                                                         2           39
        Severances and closure                                                 264        1,583
        Write-down of assets                                                   108        4,515
        Write-down of capitalized value assigned by asset retirement
           obligation (note 10)                                              8,085       10,508
        -----------------------------------------------------------------------------------------
                                                                            14,756       47,991
-------------------------------------------------------------------------------------------------
Loss from operations before undernoted                                     (12,190)     (35,726)

Equity loss                                                                   (227)        (294)
-------------------------------------------------------------------------------------------------
Loss before income taxes                                                   (12,417)     (36,020)

Income tax recovery (expense) (note 12):
        Current                                                                (34)        (298)
        Future                                                               1,460        3,859
        -----------------------------------------------------------------------------------------
                                                                             1,426        3,561
-------------------------------------------------------------------------------------------------
Loss for the year                                                          (10,991)     (32,459)

Deficit, beginning of year                                                (201,437)    (168,978)
-------------------------------------------------------------------------------------------------
Deficit, end of year                                                     $(212,428)   $(201,437)
-------------------------------------------------------------------------------------------------
Basic and diluted loss per share                                         $   (0.07)   $   (0.21)

Weighted average number of common shares outstanding                   163,744,437  153,524,708
-------------------------------------------------------------------------------------------------



See accompanying notes to consolidated financial statements.

MIRAMAR MINING CORPORATION
Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian dollars)

Years ended December 31, 2005 and 2004
================================================================================


--------------------------------------------------------------------------------------------------
                                                                               2005          2004
--------------------------------------------------------------------------------------------------
Cash provided by (used in):

Operations:
        Loss for the year                                              $   (10,991)   $  (32,459)
        Items not involving cash:
            Depreciation, depletion and accretion                            1,088         1,979
            Stock-based compensation                                           985         2,250
            Write-down of assets                                             8,193        15,023
            Equity loss                                                        227           294
            Future income taxes                                             (1,460)       (3,859)
            Other                                                               18          (408)
        Changes in non-cash working capital:
            Accounts receivable                                              1,205          (763)
            Inventory                                                          595        (2,225)
            Prepaid expenses                                                   (88)          287
            Accounts payable and accrued liabilities                        (3,165)       (3,063)
        Payments made on site reclamation (note 10)                         (8,138)            -
        ------------------------------------------------------------------------------------------
                                                                           (11,531)      (22,944)

Investments:
        Expenditures on plant, equipment and deferred exploration, net     (18,413)      (34,295)
        Purchase of securities                                                (300)            -
        Proceeds on sale of assets (notes 3 and 7)                          10,769           900
        Purchase of collateral deposits, net                                  (306)       (8,400)
        Purchase of short-term investments                                 (20,000)            -
        ------------------------------------------------------------------------------------------
                                                                           (28,250)      (41,795)

Financing:
        Issue of common shares for cash                                     58,289        15,033
        Proceeds from note receivable (note 2(p))                                -        10,000
        ------------------------------------------------------------------------------------------
                                                                            58,289        25,033
--------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                            18,508       (39,706)

Cash and cash equivalents, beginning of year                                30,215        69,921
--------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                 $    48,723    $   30,215
--------------------------------------------------------------------------------------------------
Supplementary information:
     Income taxes paid                                                 $        34    $      431
     Non-cash investing and financing activities:
         Fair value of stock options allocated to shares
           issued on exercise                                                  107            89
         Stock-based compensation included in deferred exploration             944         1,087
         Asset retirement obligations capitalized to property, plant         8,085        10,508
           and equipment and subsequently written off
--------------------------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.

MIRAMAR MINING CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of Canadian dollars)

Years ended December 31, 2005 and 2004
================================================================================


1.   Nature of operations:

     Miramar Mining Corporation (the "Company") was incorporated under the laws of the Province of British Columbia. In December 2004, the Company made the decisions to terminate all mining activities at its Con Mine and Giant mine operations and to commence planned reclamation activities. At December 31, 2005 the Company's principal business activity is the exploration and development of mineral property interests. The Company's principal mineral property interest is the Hope Bay Project located in Nunavut, Canada.

     The Company is in the process of exploring its mineral property interest and has not yet determined whether its mineral property interest contains economically recoverable mineral reserves. The underlying value and the recoverability of the amounts shown for mineral property is entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property, and future profitable production or proceeds from the disposition of the mineral property interest.

2.   Significant accounting policies:

     (a)  Basis of presentation:

          These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All material inter-company balances and transactions have been eliminated.

     (b)  Cash and cash equivalents:

          Cash and cash equivalents include investments with terms to maturity of 90 days or less when purchased.

     (c)  Short-term investments:

          Short-term investments with terms to maturity of greater than 90 days but not more than one year are recorded at the lower of cost and market determined on an aggregate portfolio basis.

     (d)  Revenue recognition and inventory:

          Revenue from sale of the Company's product is recorded when pervasive evidence of an arrangement exists, title and risk passes to the buyer and the sales price is fixed and determinable. Gold and silver inventory are valued at the lower of net realizable value and cost. Materials and supplies inventory are valued at average cost less appropriate allowances for obsolescence.

MIRAMAR MINING CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of Canadian dollars)

Years ended December 31, 2005 and 2004
================================================================================


2.   Significant accounting policies (continued):

     (e)  Property, plant and equipment and mineral properties:

          Property, plant and equipment, which includes mine plant and equipment and mineral properties, is recorded at the lower of cost and estimated net recoverable amount. Buildings and equipment are depreciated on a straight-line basis over their estimated useful lives, not to exceed the period of anticipated recovery of estimated proven and probable ore reserves. Mining equipment and vehicles are depreciated on a straight line basis over estimated useful lives of two to 15 years. Office furniture and computer equipment are depreciated using the declining balance method at 20% and 30%, respectively. Leasehold improvements are amortized straight-line over their estimated useful life.

          The cost of mineral properties and related exploration and development costs are deferred until the properties are placed into production, sold or abandoned. Capitalized costs are amortized over the estimated useful life of the properties following the commencement of production or written off if the properties are sold, allowed to lapse or abandoned.

     (f)  Impairment of long-lived assets:

          Long-lived assets, which consist primarily of property, plant and equipment and mineral properties, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used are measured by a comparison of the carrying value of the asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the amount of the impairment is measured by the amount by which the carrying amount of the asset exceeds its fair value.

     (g)  Provision for site reclamation and closure costs:

          The Company recognizes the fair value of a future asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that results from the acquisition, construction, development and/or normal use of the assets. The Company concurrently recognizes a corresponding increase in the carrying amount of the related long-lived asset and is amortized over the life of the asset. The fair value of the asset retirement obligation is estimated using the expected cash flow approach that reflects a range of possible outcomes discounted at a credit-adjusted risk-free interest rate. Subsequent to the initial measurement, the asset retirement obligation is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. Changes in the obligation due to the passage of time are recognized in income as an operating expense using the interest method. Changes in the obligation due to changes in estimated cash flows are recognized as an adjustment of the carrying amount of the related long-lived asset and is amortized over the remaining life of the asset.

MIRAMAR MINING CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of Canadian dollars)

Years ended December 31, 2005 and 2004
================================================================================


2.   Significant accounting policies (continued):

     (h) Pension expenses and obligation:

          The Company maintains defined benefit pension plans and provides certain non-pension post-retirement benefits consisting of extended health and other benefits. The cost of providing pension and other post-retirement benefits is actuarially determined and charged to operations using the projected unit credit actuarial method based upon management's best estimate assumptions. Pension fund assets are valued at fair value. The pension expense for the year includes adjustments for plan amendments, curtailments, experience gains and losses, and changes in assumptions that are being amortized on a straight-line basis over the expected average remaining service lives of the plan members. Any differences between the cumulative amounts expensed and the funding contributions are reflected as either an asset or a liability.

     (i)  Stock-based compensation:

          The Company has a stock option plan which is described in note 11(c). The Company records all stock-based payments using the fair value method.

          Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable, and are charged to operations over the vesting period. The offset is credited to contributed surplus. Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital.

     (j)  Translation of foreign currency:

          The accounts of foreign operations are translated into Canadian dollars as follows:

          o    monetary   assets  and  liabilities  at  the  rates  of  exchange
               prevailing at the balance sheet date

          o other assets and liabilities at applicable historical exchange rates

          o revenue and expenses at the average rate of exchange for the period covering the statement of operations except for expenses related to non-monetary assets which are at the rates used for the translation of the related assets

          Translation gains and losses are included in the statement of operations.

MIRAMAR MINING CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of Canadian dollars)

Years ended December 31, 2005 and 2004
================================================================================


2.   Significant accounting policies (continued):

     (k)  Derivative financial instruments:

          The Company has used forward sales agreements and options for the purpose of managing price and currency exposures on its anticipated gold sales. The Company assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective. Gains and losses relating to hedging instruments are recorded in income the same period as gold is produced to meet the hedged commitment. Realized and accumulated unrealized gains or losses associated with derivative instruments which have been terminated or cease to be effective prior to maturity, are deferred under other current, or non-current, assets or liabilities on the balance sheet and recognized in income in the period in which the underlying transaction is recognized. In the event a designated hedged item is sold, extinguished or matures prior to the termination of the related derivative instrument, any realized or unrealized gain or loss on such derivative instrument is recognized in income at that time. The fair value changes in ineffective hedges are recognized in the statement of operations.

     (l)  Income taxes:

          The Company  uses the asset and  liability  method of  accounting  for future income taxes. Under the asset and liability method, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences) and loss carry forwards. Future income tax assets and liabilities are measured using substantively enacted or enacted tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in the results of operations in the period in which the change is substantively enacted. Future income tax assets also result from unused loss carry forwards, resource related pools and other deductions. The amount of future tax assets recognized is limited to the amount that management considers more likely than not to be realized.

     (m)  Loss per share:

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

          For the years ended December 31, 2005 and 2004, diluted loss per share is the same as basic loss per share as the affect of all outstanding options and warrants would be anti-dilutive.

MIRAMAR MINING CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of Canadian dollars)

Years ended December 31, 2005 and 2004
================================================================================


2.   Significant accounting policies (continued):

     (n)  Use of estimates:

          The preparation of financial statements requires management to make estimates that affect the reported values of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of assets, site reclamation and closure obligations, assumptions used in determining stock-based compensation, future income taxes and rates for amortization of property, plant and equipment. Actual results could differ from these estimates.

     (o)  Variable interest entities:

          Effective January 1, 2005, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Accounting Guideline 15, "Consolidation of Variable Interest Entities" ("AcG-15") on a prospective basis. AcG-15 prescribes the application of consolidation principles for entities that meet the definition of a variable interest entity ("VIE"). An enterprise holding other than a voting interest in a VIE could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary whereby it would absorb the majority of the VIE's expected losses, receive the majority of its expected residual returns, or both. The adoption of this new standard had no effect on the consolidated financial statements as management has determined the Company does not have variable interests in any VIE's.

     (p)  Power credits and deferred gain:

          On April 4, 2003, the Company completed the sale of the Bluefish hydroelectric power plant ("Bluefish") to Northwest Territories Power Corporation. Bluefish is a 7.0 mega volt-ampere hydroelectric power generating facility, located 25 miles of Yellowknife, which supplies power to the Company's Con Mine. Sale consideration included a non-interest bearing note for $10 million which was paid on December 31, 2004, the supply of power to the Con Mine, free of charge, equal to the historic generation profile of Bluefish until December 31, 2004 and the supply of power to the Con Mine, free of charge, at an annual rate of 5 million kilowatts and 18,000 kilo volt-ampere of demand for a five year period from 2005 to 2009, (the "Power Credits"). The Company recorded a deferred gain of $7.0 million relating to the fair value consideration of the Power Credits. As the Power Credits are consumed, the Company recognizes a corresponding gain in the statement of operations. During the year ended December 31, 2005, approximately $0.4 million (2004 - $2.4 million) of the fair value of the Power
          Credits were consumed and has been recorded in site closure and reclamation costs incurred in 2005. In 2004, the fair value of the Power Credits consumed were recorded in cost of sales with a corresponding gain in other income.

MIRAMAR MINING CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of Canadian dollars)

Years ended December 31, 2005 and 2004
================================================================================


3.   Investment in Northern Orion Explorations Ltd.:

     At January 1, 2005, the Company had 200,247 shares of Northern Orion Explorations Ltd. ("Northern Orion") and a net proceeds interest royalty ("NPI") in certain Northern Orion mineral properties which it acquired pursuant to a restructuring agreement with Northern Orion. The NPI entitles the Company to receive the economic equivalent of a 2.5% net smelter return on certain of Northern Orion's mineral properties as well as 50% of the proceeds from the disposition of certain Northern Orion mineral properties, all to a maximum of $15 million. During 2005, the Company sold all remaining shares of Northern Orion and recorded the proceeds as a reduction of the carrying value. Recovery of the remaining carrying value of $8.5 million is dependant upon the receipt of net proceeds from eventual production from the properties or their sale by Northern Orion.

4.   Related parties:

     The Company holds 7.2% of Maximus Ventures Ltd ("Maximus"), a company related by virtue of common directors. The Company supplied services on a cost recovery basis to Maximus totalling $1,188,680 (2004 - $516,123) during the year ended December 31, 2005.

     During the year ended December 31, 2005, the Company's investment in Sherwood Copper Corporation ("Sherwood") was reduced from 38.3% to 13.3% as a result of Sherwood issuing shares to outside interests. During the period in 2005 the Company had significant influence over Sherwood, the Company supplied services on a cost recovery basis to Sherwood totaling $122,344 (2004 - $366,769).

     These transactions are recorded at their exchange amount in these consolidated financial statements which is the amount of consideration received as established and agreed to by the Company and, as appropriate, Maximus or Sherwood.

5.   Inventory:

        -----------------------------------------------------------------
                                                        2005        2004
        -----------------------------------------------------------------
        Gold and silver                             $  1,162    $  1,570
        Materials and supplies                         3,620       5,608
        -----------------------------------------------------------------
                                                    $  4,782    $  7,178
        -----------------------------------------------------------------

MIRAMAR MINING CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of Canadian dollars)

Years ended December 31, 2005 and 2004
================================================================================


6.   Property, plant and equipment:


        -----------------------------------------------------------------------------------------
                                                                              2005          2004
        -----------------------------------------------------------------------------------------
                                                       Accumulated
                                                  depreciation and
                                        Cost         depletion and        Net book      Net book
                                                       write-downs           value         value
        -----------------------------------------------------------------------------------------
        Mine plant and equipment  $ 118,008           $  115,903        $  2,105       $  2,261
        Exploration equipment         2,060                  446           1,614          1,506
        Construction in progress      1,217                    -           1,217          1,216
        Computer equipment            1,366                  861             505            566
        Leasehold and office            534                  406             128            123
        Other                            94                   94               -             94
        -----------------------------------------------------------------------------------------
        Total                     $ 123,279           $  117,710       $   5,569       $  5,766
        -----------------------------------------------------------------------------------------

     During the year ended December 31, 2005, the Company returned the Giant Mine property back to the Department of Indian Affairs and Northern Development.


7.   Mineral properties:

     The following is a summary of exploration and development costs incurred to December 31, 2005:

        -----------------------------------------------------------------------------------------
                                                             Back River    Hope Bay        Total
        -----------------------------------------------------------------------------------------
        Balance, December 31, 2004                            $  8,292   $ 151,711    $ 160,003

        Additions:
           Drilling                                                  -       3,997        3,997
           Sample analysis                                           -         532          532
           Personnel and contracts                                   -       3,336        3,336
           Stock-based compensation                                  -         944          944
           Supplies and equipment                                  132         799          931
           Other exploration costs                                   -         627          627
           Title and claim management                                -         317          317
           Transportation and freight                                -       2,908        2,908
           Camp and infrastructure                                   -       1,531        1,531
           Environmental and permitting                              -       3,157        3,157
           Feasibility and studies                                   -         958          958
           --------------------------------------------------------------------------------------
                                                                   132      19,106       19,238

        Disposition of mineral property                         (8,424)          -       (8,424)
        -----------------------------------------------------------------------------------------
        Balance, December 31, 2005                            $      -   $ 170,817    $ 170,817
        -----------------------------------------------------------------------------------------

     On February 18, 2005, the Company assigned to Dundee Precious Metals Inc. its option to purchase from Kinross Gold Corporation 60% of the Back River project, including the Goose and George Lakes deposits. The Company received proceeds of approximately $10 million for the reimbursement of past exploration costs and inventory acquisition incurred by the Company on the Back River Project plus 5%.

MIRAMAR MINING CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of Canadian dollars)

Years ended December 31, 2005 and 2004
================================================================================


8.   Cash collateral deposits:

     The Company has established the following cash deposits with chartered banks to serve as collateral for letters of credit pledged in favour of various governmental agencies and others under several water licenses and mineral exploration and mining agreements. The Company has also established two reclamation security trusts for the reclamation of the Con Mine (note 15(c)). The deposits are invested in guaranteed investment certificates and bear interest at market rates. These funds will be returned to the Company upon completion of reclamation of the property to which they relate.

      --------------------------------------------------------------------------
                                                               2005        2004
      --------------------------------------------------------------------------
      Con Mine reclamation security trust               $   10,506   $  10,000
      Giant Mine water license                                   -         200
      Con Mine road permit                                      50          50
      Golden Eagle reclamation                                 341         341
      Talapoosa reclamation                                    233         233
      Hope Bay water licenses and land permits               3,850       3,850
      --------------------------------------------------------------------------
                                                        $   14,980   $  14,674
      --------------------------------------------------------------------------

9.   Other assets:

      --------------------------------------------------------------------------
                                                               2005        2004
      --------------------------------------------------------------------------
        Investments                                     $     134    $    134
        Investment in Sherwood                                180           -
        Pension asset (note 13)                             1,260         573
      --------------------------------------------------------------------------
                                                        $   1,574    $    707
      --------------------------------------------------------------------------


10.  Site reclamation and closure:

     The Company has recorded provisions for site reclamation and closure costs for the estimated cost of site closure and reclamation relating to past mining activities at the Con Mine. The following is a reconciliation of the changes in the provision for site reclamation and closure during the year:

        ------------------------------------------------------------------------------------
                                                                           2005        2004
        ------------------------------------------------------------------------------------
        Balance, beginning of year                                     $ 19,759    $  8,528
        Change in estimate for site closure and reclamation costs         8,085      10,508
        Site closure and reclamation costs incurred                      (8,138)          -
        Accretion expense                                                   777         723
        ------------------------------------------------------------------------------------
        Balance, end of year                                           $ 20,483    $ 19,759
        ------------------------------------------------------------------------------------
        Allocated between:
            Current portion                                            $  5,947    $  7,485
            Non-current portion                                          14,536      12,274
        ------------------------------------------------------------------------------------
                                                                       $ 20,483    $ 19,759
        ------------------------------------------------------------------------------------

MIRAMAR MINING CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of Canadian dollars)

Years ended December 31, 2005 and 2004
================================================================================

10.  Site reclamation and closure (continued):

     The Company's operations are affected by federal and local laws and regulations concerning environmental protection. Under current regulations, the Company is required to meet performance standards to minimize environmental impact and to perform site restoration and other closure activities. The Company's provisions for future site closure and reclamation costs are based on known requirements. It is not currently possible to estimate the impact on financial results, if any, of future legislative or regulatory developments.

     In the fourth quarter of 2005, the Company recorded an adjustment to the liability for asset retirement obligation by $8.1 million. This adjustment is a result of management's re-assessment of cost estimates and is comprised of three components: (a) the impact of additional mill roaster tailings which were excavated in 2005 and will be treated before they are placed in the tailings ponds, which adjustment represents the majority of the adjustment as it extends the arsenic processing phase of reclamation to 2007 rather than completion in 2006; (b) changes in site closure activities, including the impact of a lengthened period of post-closure water treatment and monitoring, now assumed to be 25 years rather than 12 years, and the addition of rock cover to the tailings ponds rather than vegetation alone; and (c) the impact of an estimated one year delay in receiving approval of the final remediation plan, which results in the Company incurring certain holding costs to maintain personnel required for closure activities and additional monitoring and environmental studies. The Company has $10.5 million on deposit in Con Mine reclamation security trusts that will be applied, in part, to offset the reclamation costs as they are incurred. The Company is required by regulatory agencies to post security for the site closure and reclamation activities, excluding the arsenic processing activities, and, based on the Company's estimate for these costs, the Company does not currently anticipate that the regulatory agencies will require additional funds to be contributed to the reclamation security trusts.

     Although the ultimate amount to be incurred is uncertain, the liability for site closure and reclamation for the Con Mine and the Hope Bay exploration camps has been estimated to be $24.9 million on an undiscounted basis ($20.5 million discounted) and is to be expended from 2006 to 2033. For purposes of determining the fair value of the obligation, a discount rate of 9.8%, an inflation factor of 2.0% and a market risk premium of 8% have been applied. As required by regulatory agencies and GAAP, cost estimates include contractor markups, provision for administration and engineering and a provision for unforeseeable circumstances. However, the Company expects to use its employees wherever possible to complete the reclamation activities, which could reduce actual costs below the accrued liability.

MIRAMAR MINING CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of Canadian dollars)

Years ended December 31, 2005 and 2004
================================================================================


11.  Share capital:

     (a)  Authorized:

          500,000,000 common shares without par value

     (b)  Issued:

           --------------------------------------------------------------------------------------
                                                                             Common shares
                                                                   ------------------------------
                                                                           Number
                                                                        of shares       Amount
           --------------------------------------------------------------------------------------
           Balance, December 31, 2003:                               151,634,893     $  371,309

           Issued:
               Common shares for cash, net of issue costs              7,600,000         14,271
               Future income tax effect of flow-through shares                 -         (5,696)
               On exercise of warrants                                   211,437            412
               On exercise of stock options                              328,500            438
           --------------------------------------------------------------------------------------
           Balance, December 31, 2004                                159,774,830        380,734

           Issued:
               Common shares for cash, net of issue costs             26,070,000         57,679
               Future income tax effect of flow-through shares                 -         (5,140)
               On exercise of stock options                              456,600            717
           --------------------------------------------------------------------------------------
           Balance, December 31, 2005                                186,301,430     $  433,990
           --------------------------------------------------------------------------------------

          On October 18, 2004, the Company completed a private placement of 7,600,000 flow-through common shares at a price of $2.00 per common share for gross proceeds of $15.2 million. In consideration for their services, the underwriters received commissions of $0.8 million and brokers' warrants exercisable to purchase 375,000 common shares at $2.00 per common share until October 18, 2005. The fair value of these warrants at the grant date was $0.1 million and has been shown on a net basis in share capital. Pursuant to the financing agreement, the Company must incur Canadian exploration expenditures as defined in the Income Tax Act (Canada) in the amount of $15.2 million by December 31, 2005, which amount has been incurred.

          On September 30, 2005, the Company completed a private placement of 7,320,000 flow-through common shares at a price of $2.05 per common share for gross proceeds of approximately $15 million. In consideration for their services, the underwriters received commissions of $0.8 million and brokers' warrants exercisable to purchase 366,000 common shares at $2.05 per common share until September 30, 2006. The fair value of these warrants at the grant date was $0.1 million and has been shown on a net basis in share capital. Pursuant to the financing agreement, the Company must incur Canadian exploration expenditures as defined in the Income Tax Act (Canada) in the amount of $15.0 million by December 31, 2006.

          On October 14, 2005, the Company completed a private placement of 250,000 flow-through common shares at a price of $2.05 per common share for gross proceeds of $512,500. Pursuant to the financing agreement, the Company must incur Canadian exploration expenditures as defined in the Income Tax Act (Canada) in the amount of $512,000 by December 31, 2006.

MIRAMAR MINING CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of Canadian dollars)

Years ended December 31, 2005 and 2004
================================================================================


11.  Share capital (continued):

     (b)  Issued (continued):

          On November 22, 2005, the Company completed a private placement to Newmont Mining Corporation of Canada Limited of 18.5 million common shares at a price of $2.35 per unit for gross proceeds of approximately $43.5 million. Each unit consists of one common share and one warrant to purchase an additional common share at $2.75 per common share until November 22, 2009.

     (c)  Stock options:

          Stock options are granted at the closing market price of the common shares on the last trading day before the date of grant. Options have a maximum term of ten years and usually terminate 30 days following the termination of the optionee's employment. The vesting periods of stock options granted vary with terms determined by the Board of Directors. At December 31, the Company had stock options outstanding as follows:

             -----------------------------------------------------------------------------------------
                                                         2005                        2004
                                             -----------------------------  --------------------------
                                                                 Average                       Average
                                                     Share      exercise         Share        exercise
                                                   options         price       options          price
             -----------------------------------------------------------------------------------------
             Outstanding, beginning of year     6,263,578         $ 2.18     4,107,339         $ 1.54
             Granted                            3,054,706           1.32     3,273,060           2.96
             Exercised                           (456,600)          1.33      (328,500)          1.07
             Forfeited or expired              (1,412,000)          2.24      (788,321)          2.55
             -----------------------------------------------------------------------------------------
             Outstanding, end of year           7,449,684         $ 1.87     6,263,578         $ 2.18
             -----------------------------------------------------------------------------------------
             Exercisable                        6,921,684         $ 1.83     5,483,578         $ 2.02
             -----------------------------------------------------------------------------------------

          The stock-based compensation costs reflected in the consolidated financial statements were estimated using the Black-Scholes option pricing model with the following weighted average assumptions: a risk-free interest rate of 3.61% (2004 - 3.4%), a dividend yield of 0% (2004 - 0%), an expected volatility of 60% (2004 - 55%) and expected lives of stock options of 4.85 years (2003 - 4.3 years). The weighted average fair value of options granted in 2005 was $1.38 (2004 - $1.55).

          As at December 31, 2005, 6,921,684 options were fully vested and expire as follows:

             ----------------------------------------------------------
             Year                               Number   Exercise price
             ----------------------------------------------------------
             2006                           1,087,421          $  1.19
             2007                             430,000             1.22
             2008                           1,063,997             1.96
             2009                           2,007,560             2.86
             2010                           2,332,706             1.29
             ----------------------------------------------------------

MIRAMAR MINING CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of Canadian dollars)

Years ended December 31, 2005 and 2004
================================================================================


11.  Share capital (continued):

     (d)  Warrants and brokers compensation options:

          At December 31, the Company had warrants and brokers' compensation options outstanding and exercisable as follows:

          -----------------------------------------------------------------------------------------------------
                                                            2005                               2004
                                                -----------------------------       ---------------------------
                                                                     Average                            Average
                                                 Warrants and       exercise            Warrants       exercise
                                                      options          price         and options          price
          -----------------------------------------------------------------------------------------------------
          Outstanding, beginning of year           1,316,267          $ 2.26          1,361,204         $  2.26
          Granted                                 18,866,000            2.74            375,000            2.00
          Exercised                                        -                           (211,437)           1.95
          Forfeited or expired                    (1,316,267)           2.26           (208,500)           2.10
          -----------------------------------------------------------------------------------------------------
          Outstanding, end of year                18,866,000          $ 2.74          1,316,267         $  2.26
          -----------------------------------------------------------------------------------------------------

12.  Income and resource taxes:

     At December 31, 2005, the Company has unused tax loss carry forwards in Canada of $46.2 million (2004 - $42.5 million) expiring between the years 2006 and 2015 which are available to reduce taxable income and capital losses of $68.2 million (2004 - $55.6 million) which are available indefinitely, but can only be utilized against capital gains. The Company has investment tax credits totaling approximately $1.8 million (2004 - $1.5 million) The tax effect of the significant components within the Company's future tax asset (liability) at December 31 was as follows:

     ---------------------------------------------------------------------------------------
                                                                        2005          2004
     ---------------------------------------------------------------------------------------
     Loss carry forwards                                            $ 14,509     $  15,284
     Capital losses                                                   12,752         9,896
     Property, plant and equipment                                    19,561        16,081
     Canadian resource deductions                                      3,745         4,458
     Reclamation liabilities                                           7,368         6,664
     Other                                                             1,517         4,535
     ---------------------------------------------------------------------------------------
                                                                      59,452        56,918

     Valuation allowance                                             (54,508)      (54,875)
     ---------------------------------------------------------------------------------------
     Net future tax asset                                              4,944         2,043

     Future income tax liability of Hope Bay Gold                     (8,382)       (8,382)
     Future income tax liability on flow-through shares              (19,363)      (12,781)
     ---------------------------------------------------------------------------------------
     Net future income tax liability                               $ (22,801)   $  (19,120)
     ---------------------------------------------------------------------------------------

MIRAMAR MINING CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of Canadian dollars)

Years ended December 31, 2005 and 2004
================================================================================


12.  Income and resource taxes (continued):

     The income tax expense differs from the amounts computed by applying the combined federal and provincial income tax rate of 34.1% (2004 - 34.1%) to pre-tax losses as a result of the following:

    ----------------------------------------------------------------------------------------
                                                                         2005         2004
    ----------------------------------------------------------------------------------------
    Earnings (losses) before equity loss and income taxes           $ (12,190)   $ (35,726)
    ----------------------------------------------------------------------------------------
    Computed "expected" tax expense (recovery)                      $  (4,157)   $ (12,183)
    Adjustment to income taxes resulting from change in valuation
    allowance                                                            (367)       7,514
    Adjustment to future tax assets and liabilities for enacted
    changes in tax rates                                                1,200            -
    Permanent differences                                               1,158          767
    Share issue costs                                                    (453)        (331)
    Capital taxes                                                          34          298
    Other                                                               1,159          374
    ----------------------------------------------------------------------------------------
    Income taxes (recovery)                                         $  (1,426)   $  (3,561)
    ----------------------------------------------------------------------------------------


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

     Summary information related to the defined benefit pension plans and other benefits are as follows:

        ------------------------------------------------------------------------------------------------
                                                Pension benefit plans           Other benefit plans
                                              ----------------------------  ----------------------------
                                                     2005           2004           2005           2004
        ------------------------------------------------------------------------------------------------
        Accrued benefit obligation               $ 18,880       $ 17,182         $  176         $  158
        Fair value of plan assets                  15,790         16,282              -              -
        ------------------------------------------------------------------------------------------------
        Funded status - plan deficit               (3,090)          (900)          (176)          (158)
        Unamortized actuarial loss (gain)           4,350          1,681             20           (138)
        Unamortized experience loss                     -             88              -              -
        ------------------------------------------------------------------------------------------------
        Accrued benefit asset (liability)        $  1,260       $    869         $ (156)        $ (296)
        ------------------------------------------------------------------------------------------------

MIRAMAR MINING CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of Canadian dollars)

Years ended December 31, 2005 and 2004
================================================================================


13.  Pension plan and other post-retirement benefits (continued):

     Reconciliation of accrued benefit obligation:

        ----------------------------------------------------------------------------------------------
                                                 Pension benefit plans        Other benefit plans
                                               -------------------------------------------------------
                                                       2005           2004        2005           2004
        ----------------------------------------------------------------------------------------------
        Balance, beginning of year                $ 17,182       $ 16,621       $ 158         $  142
        Current service cost                           230            275           -              -
        Interest cost                                  998          1,024           7              7
        Benefits paid                               (3,023)        (1,243)        (78)           (73)
        Actuarial losses                             3,425            981          89             82
        Loss (gain) due to curtailment                  68           (476)          -              -
        ----------------------------------------------------------------------------------------------
        Accrued benefit obligation,
          end of year                             $ 18,880       $ 17,182       $ 176         $  158
        ----------------------------------------------------------------------------------------------

     Reconciliation of plan assets:

        ----------------------------------------------------------------------------------------------
                                                 Pension benefit plans        Other benefit plans
                                               -------------------------------------------------------
                                                       2005           2004        2005           2004
        ----------------------------------------------------------------------------------------------
        Fair value, beginning of year             $ 16,282       $ 14,927       $    -        $    -
        Expected return on plan assets               1,063          1,109            -             -
        Employer contributions                         847            952            -             -
        Benefits paid                               (3,023)        (1,243)           -             -
        Actuarial gains                                621            537            -             -
        ----------------------------------------------------------------------------------------------
        Fair value of plan assets, end of year    $ 15,790       $ 16,282       $    -        $    -
        ----------------------------------------------------------------------------------------------


     Pension expense during the year for the pension plans is $458,000 (2004 - $469,000). Other benefit plans recovery for the year is $61,800 (2004 - $101,300). Pension expense for the year was comprised of the following:

        --------------------------------------------------------------------------------
                                                                    2005           2004
        --------------------------------------------------------------------------------
        Current service cost                                  $     230        $   275
        Interest cost                                               998          1,024
        Expected return on plan assets                           (1,063)        (1,109)
        Amortization of experience gains                            136            165
        Amortization of past service costs                           89             89
        Loss due to curtailment                                      68             26
        --------------------------------------------------------------------------------
                                                              $     458        $   470
        --------------------------------------------------------------------------------

     The measurement date for the plan assets and the benefit obligation was December 31, 2005. Payments are being made to fund the excess of the accrued benefit obligation over the fair value of plan assets in accordance with applicable legislation. For purposes of measuring other benefits, benefits are assumed to be terminated in two years due to mine closure. In two of the plans, the effective date of the last actuarial valuation was January 1, 2005 and the next valuation will be January 1, 2006. In one plan the effective date of the last actuarial valuation was June 30, 2005, and this plan was terminated on June 30, 2005.

MIRAMAR MINING CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of Canadian dollars)

Years ended December 31, 2005 and 2004
================================================================================


13.  Pension plan and other post-retirement benefits (continued):

     The significant actuarial assumptions used in 2005 and 2004 in the measurement of the Company's benefit obligation are shown in the following table:

        ----------------------------------------------------------------------------------------
                                                                   Pension
                                                                  benefits       Other benefits
        ----------------------------------------------------------------------------------------
        Discount rate used for accrued benefit obligation            6.00%                6.00%
        Discount rate used for benefit costs                         5.00%                5.00%
        Expected long-term rate of return on plan assets             7.00%                  N/A
        Weighted average rate of compensation increase                 N/A                  N/A
        ----------------------------------------------------------------------------------------

     The actual allocation of plan assets is shown in the following table:

        --------------------------------------------------------------------
                                                          2005         2004
        --------------------------------------------------------------------
        Cash and short-term                         $     139    $     129
        Bonds                                           5,879        5,980
        Canadian Equity Pension Trust                   2,478        2,967
        Dividend Income Fund                            7,082        6,942
        Overseas equities                                 212          262
        --------------------------------------------------------------------
                                                    $  15,790    $  16,280
        --------------------------------------------------------------------

14.  Financial instruments:

     Fair value estimates are made at the balance sheet date, based upon relevant market information and information about the financial instrument. These estimates are, in part, subjective in nature and involve uncertainties in significant matters of judgment. Changes in assumptions and market conditions could significantly affect these estimates. The carrying values of all financial instruments approximate fair values, except for investments presented in other assets. In addition, the fair value of the investment in Northern Orion is not determinable due to the inherent difficulty in the determination of the fair value of such an instrument.

     The fair value of other assets and the fair value based on the quoted market value of the investment in Sherwood, Maximus and other at December 31 are as follows:

        -----------------------------------------------------------------------------------------------
                                                   2005                               2004
                                        ----------------------------       ----------------------------
                                            Carrying      Fair                 Carrying     Fair value
                                               value          value               value
        -----------------------------------------------------------------------------------------------
        Investment in Sherwood              $   180        $ 3,634              $    -       $  2,300
        Other investments                       134            974                 134          1,730
        -----------------------------------------------------------------------------------------------

MIRAMAR MINING CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of Canadian dollars)

Years ended December 31, 2005 and 2004
================================================================================


15.  Commitments and contingencies:

     (a) Miramar Con Mine Ltd. ("MCML") is committed to the purchase of $780,000 of liquid oxygen per annum through 2007 subject to an ongoing purchase option in the Company's favour at the discounted value of the remaining payments.

     (b) As part of the arrangement to sell a previously owned hydro electric asset, the Company entered into an indemnity agreement with NERCO Minerals Company ("NERCO"), the previous owner of the Con Mine, in which the Company agreed to hold NERCO harmless against any future third party claims that relate to environmental conditions of the Con Mine. The terms of the indemnity agreement provide for no limitation to the maximum potential future payments under the guarantee. The Company has not provided for any current carrying amount of the liability, contingent or otherwise, for the obligations under the guarantee. The Company granted the indemnification in order to allow NERCO to release a similar guarantee provided by Red Lion Management Ltd. ("Red Lion") in connection with the acquisition of the Con Mine. Red Lion held a security interest in all the assets of the Con Mine, including the hydro electric asset, as collateral for the indemnity against environmental liability given to NERCO. As security for the indemnification given to NERCO, the Company granted a security interest on the Con Mine assets to NERCO and agreed that the net proceeds from the sale of these assets will be placed in a reclamation security trust, to be used to pay for the reclamation of the mine.

     (c) On August 8, 2000, MCML received a renewal water licence for the Con Mine issued under the Northwest Territories Waters Act. This licence expires on July 29, 2006. As a condition of a water license held by the MCML, the Company maintains security deposits for the cost of future reclamation. In 2004, the Company completed an agreement with DIAND to fund security deposits by depositing $10 million into two reclamation security trusts established by the Company. The reclamation security trusts will be used to fund the reclamation of the site on completion of operations.

     (d) In 1995, the Company entered into a joint exploration transaction with an investor that resulted in the sale of an interest in the assets comprising the Con Mine. The transaction was based upon an independent valuation prepared for the Company. In 2000, Canada Revenue Agency ("CRA") issued a re-assessment notice challenging the valuation that formed the basis for this transaction. This re-assessment does not give rise to any taxes payable by the Company. However, as part of the transaction in 1995, the Company agreed to compensate the investor for any shortfall in the value of the assets transferred to a maximum of $2.7 million plus accrued interest, which amounts to approximately $2.3 million at December 31, 2005, such amounts to be payable should a ruling denying the transfer of certain tax pools be made against the Company. In 2004, the Company received notification that CRA had recently reviewed the re-assessment and re-confirmed the original re-assessment. The Company filed a notice of appeal in March 2005. The Company subsequently received notification from the Tax Court of Canada that this case should proceed and the discovery process is scheduled to commence in April 2006. While management intends to strenuously defend the independent valuation, the outcome of this issue is not yet determinable. No provision for these costs has been recorded at December 31, 2005.

MIRAMAR MINING CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of Canadian dollars)

Years ended December 31, 2005 and 2004
================================================================================


15.  Commitments and contingencies (continued):

     (e) The Company has a long-term lease for office space for its corporate and exploration office. The Company has minimum commitments under operating leases for its premises totalling approximately $305,000 per annum until 2012. The Company has a number of operating leases for mobile and other equipment used at its exploration properties, which in aggregate result in commitments of $293,000 per annum and lease terms ranging from one to two years.

3. SUPPLEMENTARY INFORMATION RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

[GRAPHIC OMITTED]

 KPMG LLP                                     Telephone  (604) 691-3000
 Chartered Accountants                        Fax        (604) 691-3031
 PO Box 10426  777 Dunsmuir Street            Internet   www.kpmg.ca
 Vancouver  BC  V7Y 1K3
 Canada



            KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.





AUDITORS' REPORT ON RECONCILIATION TO UNITED STATES GAAP

To the Board of Directors of
Miramar Mining Corporation


On March 1, 2006, we reported on the consolidated balance sheets of Miramar Mining Corporation (the "Company") as at December 31, 2005 and 2004, and the consolidated statements of operations and deficit and cash flows for the years then ended, which are included in the annual report on Form 40-F. In connection with our audits of the aforementioned consolidated financial statements, we also have audited the related supplemental information entitled "Reconciliation with United States Generally Accepted Accounting Principles". This supplemental information is the responsibility of the Company's management. Our responsibility is to express an opinion on this supplemental information based on our audits.

In our opinion, such supplemental information, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.



(signed) KPMG LLP

Chartered Accountants



Vancouver, Canada

March 1, 2006

MIRAMAR MINING CORPORATION
Supplementary Information, Page 1
Reconciliation with United States Generally Accepted Accounting Principles (Dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2005 and 2004

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

(a)  Mining and mineral property assets:

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

     As a result of expensing exploration costs, the related future income tax liability recorded under Canadian GAAP is reversed by crediting share capital. As such, total liabilities would be decreased by $19,363 (2004 - $12,781) and shareholders' equity would increase by $19,363 (2004 - $12,781).

(b)  Derivative financial instruments:

     For periods prior to 2004, the Company accounted for written call hedges sold as hedges of future sales. During the year ended December 31, 2004, the Company settled all written call options held. Pursuant to U.S. GAAP, $854 of the loss recorded on the settlement of the written calls for the year ended December 31, 2004 would have been recognized in prior periods.

MIRAMAR MINING CORPORATION
Supplementary Information, Page 2
Reconciliation with United States Generally Accepted Accounting Principles (Dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2005 and 2004

--------------------------------------------------------------------------------

(c)  Flow-through equity financing:

     Under Canadian income tax legislation, a company is permitted to issue shares whereby the company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. The Company has accounted for the issue of flow-through shares by crediting share capital for the amount of the proceeds received, in accordance with Canadian GAAP.

     For U.S. GAAP, the amount received by the Company on the issuance of flow-through shares in excess of the fair value of common shares is required to be credited to liabilities and included in operations over the period in which the Company incurs the qualified expenditures. During 2005, total flow-through share premiums received were $1,776 (2004 - $3,496), of which $50 relates to qualified expenditures made in 2005 (2004 - $204) and, therefore, would have been credited to earnings under U.S. GAAP as a deferred tax benefit, and $1,726 would remain in liabilities at December 31, 2005 (2004 - $3,292) under U.S. GAAP. In addition, the $3,292 premium liability at December 31, 2004 would be credited to earnings in 2005 as the qualified expenditures were made in 2005.

     Also, notwithstanding there is no specific contractual restrictions or requirements to segregate the funds received for the flow-through shares, funds that are unexpended at the consolidated balance sheet dates are considered to be restricted funds and are not considered to be cash or cash equivalents under the SEC staff interpretation of U.S. GAAP. Such amounts would be required to be disclosed separately in a consolidated balance sheet prepared in accordance with U.S. GAAP. As at December 31, 2005, unexpended flow-through funds were $15,079 (2004 - $14,313).

(d)  Investments:

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

     For Canadian GAAP purposes, proceeds received related to mineral interests that are in the exploration or development stages are credited to the capitalized costs incurred. For U.S. GAAP purposes, such proceeds, attributable to the sale of available for sale securities, are recognized in the determination of income. In prior years, the securities were recorded at market value in the consolidated balance sheet and the unrealized gain on such securities was included in accumulated other comprehensive income in shareholders' equity. As a result, the sale of the securities results in a release of the accumulated unrealized gain from accumulated other comprehensive income. During the year ended December 31, 2005, the Company sold a mineral property that was in the exploration stage. As a result, amounts previously written-off for U.S. GAAP purposes would be recorded as income in the consolidated statement of operations for the year ended December 31, 2005.

MIRAMAR MINING CORPORATION
Supplementary Information, Page 3
Reconciliation with United States Generally Accepted Accounting Principles (Dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2005 and 2004

--------------------------------------------------------------------------------

(e)  Development stage company:

     Pursuant to U.S. GAAP, the Company would be considered a development stage company as the Company is devoting efforts to establishing or developing commercially viable mineral properties. However, the identification of the Company as such for accounting purposes does not impact the measurement principles applied in these consolidated financial statements.

(f)  Impact of recent United States accounting pronouncements:

     (i) In 2004, FASB issued revised Statement of Financial Accounting Standards 123R ("FAS 123R") "Share-Based Payment". This statement clarifies and expands existing guidance in several areas, including measuring fair value, classifying an award as equity or as a liability, and attributing compensation cost to reporting periods. This amended statement is effective for the Company on January 1, 2006. The Company is currently evaluating the implications of the adoption of FAS 123R to this reconciliation with U.S. GAAP.

     (ii) In March 2004, the Emerging Issues Task Force ("EITF") issued EITF 04-3, "Mining Assets: Impairment and Business Combinations". EITF 04-3 requires mining companies to consider cash flows related to the economic value of mining assets (including mineral properties and rights) beyond those assets' proven and probable reserves, as well as anticipated market price fluctuations, when assigning value in a business combination in accordance with SFAS 141 and when testing the mining assets for impairment in accordance with SFAS 144. EITF 04-3 is effective for fiscal periods beginning after March 31, 2004. The adoption of EITF 04-3 did not have material impact on the Company's financial position, results of operations or cash flows.

    (iii) On June 1, 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections", a replacement of APB Opinion No. 20, "Accounting Changes", and FASB Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements". SFAS 154 requires retrospective application to prior periods' financial statements of a change in accounting principle unless it is impracticable to do so. This is a change from the existing practice that requires most accounting changes to be accounted for by including in net income in the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The impact of SFAS 154 cannot be determined until such time as the Company makes a change in accounting policy.

     (iv) At December 31, 2004, for U.S. GAAP purposes, the Company adopted FIN 46R, "Consolidation of Variable Interest Entities". Pursuant to FIN 46R, under U.S. GAAP the Company is required to consolidate variable interest entities (VIEs), where it is the entity's Primary Beneficiary. VIEs are entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The Primary Beneficiary is the party that has exposure to a majority of the expected losses and/or expected residual returns of the VIE. To December 31, 2005, there has been no impact from the adoption of FIN 46R. As disclosed in note 2(o), a similar standard was adopted in Canada in 2005.

MIRAMAR MINING CORPORATION
Supplementary Information, Page 4
Reconciliation with United States Generally Accepted Accounting Principles (Dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2005 and 2004

--------------------------------------------------------------------------------

The effect of the material measurement differences between Canadian GAAP and U.S. GAAP on the amounts reported in the consolidated balance sheets, statements of operations and cash flows are as follows:

==============================================================================
Balance Sheets                                            2005         2004
------------------------------------------------------------------------------

Assets, under Canadian GAAP                         $  277,997   $  232,277
Mineral property exploration and development (a)       (81,207)     (70,393)
Adjustment for unrealized holding gain (d)               4,295        1,120
------------------------------------------------------------------------------

Assets, under U.S. GAAP                             $  201,085   $  163,004
==============================================================================
Liabilities, under Canadian GAAP                    $   49,589   $   47,955
Future income tax liability (a)                        (19,363)     (12,781)
Premium on unexpended flow-through funds (c)             1,726        3,292
------------------------------------------------------------------------------

Liabilities, under U.S. GAAP                        $   31,952   $   38,466
==============================================================================

Shareholders' equity, under Canadian GAAP           $  228,408   $  184,322
Mineral property exploration and development (a)       (89,499)     (70,393)
Future income tax liability (a)                         19,363       12,781
Premium on unexpended flow-through funds (c)            (1,726)      (3,292)
Adjustment for unrealized holding gain (d)               4,295        1,120
Gain on sale of mineral property (d)                     8,292            -
------------------------------------------------------------------------------

Shareholders' equity, under U.S. GAAP               $  169,133   $  124,538
==============================================================================


================================================================================
                                                  Years ended December 31,
                                            ------------------------------------
Statements of Operations                              2005             2004
--------------------------------------------------------------------------------

Loss for the year, Canadian GAAP                   $    (10,991)  $     (32,459)
Mineral property exploration costs (a)                  (19,106)        (29,257)
Premium on flow-through shares (c)                        3,342           3,239
Change in fair value of written call options (b)              -             854
Adjustment for realized holding gain (d)                    677             900
Gain on sale of mineral property (d)                      8,292               -
--------------------------------------------------------------------------------

Loss for the year, U.S. GAAP                            (17,786)        (56,723)

Other comprehensive income:
     Adjustment for unrealized holding gain
         (loss)(d)                                        3,175          (1,664)
--------------------------------------------------------------------------------

Comprehensive loss                                 $    (14,611)  $     (58,387)
--------------------------------------------------------------------------------

Loss per share, basic and diluted under U.S. GAAP  $      (0.09)  $       (0.37)
================================================================================

MIRAMAR MINING CORPORATION
Supplementary Information, Page 5
Reconciliation with United States Generally Accepted Accounting Principles (Dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2005 and 2004

--------------------------------------------------------------------------------


================================================================================
                                                                       Years ended December 31,
                                                             ----------------------------------
Statements of Cash Flows                                                 2005           2004
-----------------------------------------------------------------------------------------------

Cash used in operating activities, under Canadian GAAP             $     (11,531)  $    (22,944)
Mineral property exploration and development expenditures (a)            (19,106)       (28,170)
-----------------------------------------------------------------------------------------------

Cash used in operating activities, under U.S. GAAP                 $     (30,637)  $    (51,114)
===============================================================================================

Cash used in investing activities, under Canadian GAAP             $     (28,250)  $    (41,795)
Mineral property exploration and development expenditures (a)             19,106         28,170
-----------------------------------------------------------------------------------------------

Cash used in investing activities, under U.S. GAAP                 $      (9,144)  $    (13,625)
===============================================================================================

Cash used in financing activities, under Canadian GAAP             $      58,289   $     25,033
Change in restricted cash from issue of flow-through shares (c)            (766)            456
-----------------------------------------------------------------------------------------------

Cash provided by financing activities, under U.S. GAAP             $      57,523   $     25,489
===============================================================================================

Cash and cash equivalents end of year, under Canadian GAAP         $      48,723   $     30,215
Restricted cash from issue of flow-through shares (c)                    (15,079)       (14,313)
-----------------------------------------------------------------------------------------------

Cash and cash equivalents end of year, under U.S. GAAP             $      33,644   $     15,902
===============================================================================================

4. MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

MIRAMAR MINING CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis ("MD&A") provides an analysis of the financial results of Miramar Mining Corporation (the "Company") for the year ended December 31, 2005 and compares them with the previous year. In order to better understand the MD&A, it should be read in conjunction with the Consolidated Financial Statements and related notes. The Company's consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and expressed in thousands of Canadian dollars, except share amounts. In addition, the Company files annual reports on Form 40-F with the United States Securities and Exchange Commission, which includes the Company's consolidated financial statements and a supplementary note reconciling the material differences between Canadian GAAP and United States GAAP, and their effect on the Company's financial information. This MD&A is dated as of March 30, 2006. All amounts are expressed in Canadian dollars, except as otherwise indicated.

OVERVIEW
The Company's mining and exploration assets are primarily gold assets in the Canadian Arctic. The Company has developed considerable experience in operations, exploration and logistics in the Canadian Arctic where the Company has focused its activities for more than ten years. In 2004, the Company determined that gold production was no longer economically viable at its Con and Giant mines in Yellowknife, Northwest Territories and terminated all mining activities. Since then, the Company's business is focused on the exploration and development of the Hope Bay gold mineral project in Nunavut. The Hope Bay project is 100% owned by the Company, extends over 1,000 square kilometers and we believe encompasses one the most prospective undeveloped greenstone belts in Canada. The belt contains a number of significant gold deposits including the Doris North Project which is anticipated to become the first new gold mine in Nunavut.

The Company's goal is to become an intermediate gold producer through the phased development of the Hope Bay gold project as follows:

     Phase 1: Short-term: Development of a small scale, high return gold mine at Doris North to commence production as expeditiously as possible, with the objective of generating significant cash flow, after capital payback, to advance the subsequent phases while minimizing equity dilution. Doris North is anticipated to produce 155,000 ounces of gold per year for two years.
     Phase 2: Medium-term: To extend and expand production levels by developing the higher grade, readily accessible upper portions of the Boston, Doris Central and Madrid deposits, with a target production level of

MIRAMAR MINING CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS


          approximately 250,000 to 300,000 ounces of gold per annum, generating sufficient cash flow to advance to phase three.

     Phase 3: Longer-term: To further expand gold level by maximizing the potential of the very large Madrid deposit, and the remainder of the Boston and Doris deposits, to a sustained level in the range of 350,000 to 400,000 ounces of gold per annum.

     Phases 2 and 3 are based on conceptual plans which depend on future positive mine engineering and geological, economic and mine engineering studies as well as permitting and regulatory approval.

Internal studies have indicated that there may be opportunities for larger scale production at the Hope Bay Project and work in 2006 will include examining the viability of larger scale operations.

In parallel with these development oriented activities, the Company intends to continue its exploration efforts at Hope Bay with the objective of discovering new deposits which could contribute to a sustained intermediate production profile, while also conducting grassroots exploration in cooperation with strategic partners to identify longer term opportunities.

To achieve these objectives, the Company needs to successfully complete, among other things, the current permitting process for the Doris North project, complete a positive feasibility study in 2006 for the Phase 2 expansion, complete financing for mine construction, successfully construct and place into production the Doris North deposit, complete development and permitting of the Boston, Doris and Madrid deposits and identify additional resources.

2005 Highlights

     o Exploration programs in 2005 were successful in the objective to upgrade the confidence level in resources to support a feasibility study in 2006 on Phase 2 of the development strategy for Hope Bay.

     o Exploration at Naartok resulted in resource expansion at depth and to the north; holes drilled in this area include 05PMD328 which assayed
          11.5 g/t over 66.5 meters.

     o Exploration drilling totaling 33,176 meters was completed during 2005, including 26,310 meters in the Madrid area, 5,325 meters at Doris Central and 1,541 meters in regional belt targets.

MIRAMAR MINING CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS

     o A Draft Environmental Impact Study ("DEIS") was submitted on the Doris North project in June 2005 to the Nunavut Impact Review Board ("NIRB"). The Final Environmental Impact Study ("FEIS") was submitted on October 31, 2005. NIRB held public hearings to review the project from January 30 to February 3, 2006. On March 6, 2006, NIRB issued its final hearing report recommending to the Minister of Indian and Northern Affairs Canada that the Doris North Project should proceed.

     o On November 22, 2005, the Company completed a private placement to Newmont Mining Corporation of Canada Limited of 18.5 million common shares at a price of $2.35 per unit for gross proceeds of $43.5 million. Each unit consists of one common share and one warrant to purchase an additional common share for $2.75 until November 22, 2009.

     o In September the Company completed a flow-through equity financing of 7,320,000 common shares issued at $2.05 per share for gross proceeds of $15 million.

     o In February, the sale of the Back River option to Dundee Precious Metals Inc. was completed generating approximately $10 million of cash proceeds.

     o Consolidated net loss of $11 million or $0.07 per share; included in the loss is an adjustment to increase the asset retirement obligation for the Con Mine by $8.1 million. Excluding this adjustment the loss would be $2.9 million or $0.02 per share.

EARNINGS AND CASH FLOW
For the year ended December 31, 2005, the Company had a net loss of $11 million or $0.07 per share compared to a net loss of $32.5 million or $0.21 per share in the same period in 2004. The loss reported in 2005 includes an adjustment of $8.1 million to increase the asset retirement obligation for the Con Mine. In 2004, the Company had gold mining operations which were operating at a loss and accounted for $30 million of the reported loss during the year including write downs on assets and asset retirement obligation and closure costs totaling $16.6 million. In December 2004, the Company terminated gold operations at the Con Mine and activities were transitioned into reclamation of the property.

MIRAMAR MINING CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS

Selected Financial Data
The following tables summarize total revenue loss and loss per share over the last three fiscal years and the last eight fiscal quarters (in thousands of dollars expect per share amounts).

                               2005                2004                 2003
                    ------------------------------------------------------------
Total Revenue       $        2,566        $     12,265        $         46,877
Loss                $      (10,991)       $    (32,459)       $        (18,465)
Per Share           $        (0.07)       $      (0.21)       $          (0.14)
Total Assets        $      277,997        $    232,277        $        244,482

                         2005             2005            2005            2005
                          Q4               Q3              Q2              Q1
                    ------------------------------------------------------------
Total Revenue       $       375    $       578     $      614    $        999
Loss                $    (8,348)   $    (1,025)    $     (481)   $     (1,137)
Per Share           $     (0.05)   $     (0.01)    $    (0.00)   $      (0.01)


                         2004              2004           2004           2004
                          Q4                Q3             Q2             Q1
                    ------------------------------------------------------------
Total Revenue       $     1,670    $     2,570     $    4,057    $      3,968
Loss                $   (12,278)   $    (6,259)    $   (6,868)   $     (7,054)
Per Share           $     (0.07)   $     (0.04)    $    (0.05)   $      (0.05)

Note: Loss and loss per share figures for 2004 have been restated to reflect the changes in accounting for site reclamation and closure costs and stock-based compensation.

OPERATIONS OVERVIEW
Revenue
Interest income for the twelve months in 2005 was $1.2 million compared to $1.6 million in the same period of 2004; interest was higher in 2004 because it included imputed interest on a note received for the sale of the Bluefish hydroelectric facility ("Bluefish"). Other income was $1.0 million for fiscal 2005 and includes management fees received from the Department of Indian and Northern Affairs ("DIAND") for services provided for the Giant Mine, a fee for services provided to Sherwood Copper Corporation and a gain on the sale of the option on the Back River mineral property. For the same period in 2004, other income was $3.1 million which included a gain on the utilization of power credits which were received as part of the sale of Bluefish. Power credits utilized in 2005 are credited to the cost of reclamation of the Con Mine which reduces the accrued asset retirement liability for the mine rather than being reported as other income. There are no significant amounts of gold sales revenue reported in 2005 due to termination of mining activity at Con Mine in December

MIRAMAR MINING CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS

2004; however, in the third quarter of 2005, the Company had revenue on 760 ounces of residual gold recovered and sold from the process plant in the period.

Operating Costs
As noted above, mining operations ceased in December 2004, however during the third quarter the Company sold 760 ounces of residual gold for which costs were
0.4 million. During 2005, general and administrative expenses, salaries, professional services, investor relations and other costs totaled $3.7 million compared to $4.2 million in 2004. Stock-based compensation of $1.0 million in fiscal 2005 compared to $2.3 million in 2004 was lower primarily due to lower fair value per option in 2005 compared to 2004 due to lower average market price per share. In 2005, options to purchase 1,407,143 common shares were granted or vested at an average fair value $0.70 per share option, compared to 1,453,480 options in 2004 at an average fair value of $1.55 per share option. Depreciation, depletion and accretion expense in 2005 was $1.1 million compared to $2.0 million in the same period of 2004. The decrease results from the closure of Yellowknife operations and elimination of related equipment depreciation. Write-down of the asset retirement obligation of $8.1 million in 2005 was recorded to increase the liability for the reclamation of the Con Mine and is discussed in greater detail in the section below (Asset Retirement Obligation).

CRITICAL ACCOUNTING POLICIES AND ESTIMATES
The preparation of the Company's consolidated financial statements requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as well as the reported expenses during the reporting period. Such estimates and assumptions affect the determination of the potential impairment of long-lived assets, estimated costs associated with reclamation and closure of mining properties, and assumptions in determining stock-based compensation and future income taxes. Management re-evaluates its estimates and assumptions on an ongoing basis; however, due to the nature of estimates, actual amounts could differ. The most critical accounting policies upon which the Company depends are those requiring estimates of gold reserves and resources and future recoverable gold ounces and assumptions of future gold prices.

Accounting for Exploration and Development Cost
Exploration expenditures related to mineral properties are deferred only if it is probable that these costs will be recovered from future operations. The carrying values of the mineral properties are assessed at the balance sheet date

MIRAMAR MINING CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS

to determine whether any persuasive evidence exists that the properties may be permanently impaired. The Company's progress in its development activities towards its planned operations is a key factor to be considered as part of the ongoing assessment of the recoverability of the carrying amount of capital assets and deferred exploration and development costs. If there is persuasive evidence of impairment, the asset is written down to its estimated net recoverable value. Deferred acquisition, exploration and development expenditures totaled $170.9 million for Hope Bay at December 31, 2005.

Asset Retirement Obligation
Asset retirement obligations are the estimated costs associated with mine closure and reclamation and recorded as a liability at fair value. The liability is accreted over time through periodic charges to earnings. In addition, the asset retirement cost is capitalized as part of the asset's carrying value at its initial discounted value and is amortized over the asset's useful life. In the event the actual cost of reclamation exceeds the Company's estimates, the additional liability for retirement and remediation costs may have an adverse effect on the Company's future results of operations and financial condition.

During 2005, the Company commenced reclamation activities at the Con Mine. Activities were focused on the reclamation of historic mill roaster tailings. Arsenic contained within this material is rendered inert by a process which utilizes the pressure oxidation circuit at the Con Mine. Reclamation of a significant portion of these materials was completed as planned in the period and costs for the reclamation activities were recorded as a reduction of the liability.

In the fourth quarter of 2005, the Company recorded an adjustment to the liability for asset retirement obligation of $8.1 million. This adjustment is a result of management's re-assessment of cost estimates and is comprised of three components; (a) the impact of additional mill roaster tailings which were excavated in 2005 and will be treated before they are placed in the tailings ponds, which adjustment represents the majority of the adjustment as it extends the arsenic processing phase of reclamation to 2007 rather than completion in 2006; (b) changes in site closure activities, including the impact of a lengthened period of post-closure water treatment and monitoring, now assumed to be 25 years rather than 12 years, and the addition of rock cover to the tailings ponds rather than vegetation alone; and, (c) the impact of an estimated one year delay in receiving approval of the final remediation plan, which results in the Company incurring certain holding costs to maintain personnel required for closure activities and additional monitoring and environmental studies. The Company has $10.5 million on deposit and has committed the proceeds from any assets sales at the Con Mine to the Con Mine reclamation security trusts that

MIRAMAR MINING CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS

will be applied to, in part, offset the reclamation costs as they are incurred. The Company is required by regulatory agencies to post security for the site closure activities, excluding the arsenic processing activities. Based on the Company's estimate for these costs; the Company does not currently anticipate that the regulatory agencies will require additional funds to be contributed to the reclamation security trusts (see Liabilities and Contingencies below for additional discussion).

The asset retirement  obligation for the Con Mine is comprised of two components
(1) processing of historic mill roaster tailings. Arsenic contained within this material is rendered inert by a process which utilizes the pressure oxidation circuit; and, (2) site closure and monitoring activities, including building removal and capping of mine openings, restoration of tailings areas, water treatment and post-closure monitoring. Although the ultimate amount to be incurred is uncertain, the fair value of the liability for retirement and remediation has been estimated to be $19.2 million. As required by regulatory and GAAP, cost estimates include contractor markups, provision for administration and engineering, provision for a market risk premium, and a provision for contingencies. However, the Company expects to use its employees wherever possible to complete the reclamation activities, which could reduce actual costs below the accrued liability. The Company has $10.5 million on deposit and has committed the proceeds from any assets sales at the Con Mine to the Con Mine reclamation security trusts that will be applied to, in part offset the reclamation costs as they are incurred. For purposes of determining the fair value of the obligation a discount rate of 9.8%, an inflation factor of 2.0% and a market risk premium of 8% have been applied.

Key assumptions in estimating the assets retirement obligation for the Con Mine include: that historic mill roaster tailings are milled in 2006 and processed in 2007 and final wash down and treatment of storage pits completed in 2006; that the final abandonment and restoration plan is approved and other site closure activities commence in 2007; that all buildings are removed and mine openings capped; that the site is restored to the standard acceptable for commercial-use property; and water treatment and monitoring continues post-closure for a period of 25 years.

Key assumptions in estimating the asset retirement obligation for the Hope Bay exploration camps include removal of exploration camps, reclamation of site pad and infrastructure, placement of surface stored waste rock underground at Boston and re-vegetation as needed. The estimate of the cost, based on contractor rates is at $1.3 million.

MIRAMAR MINING CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS

Stock-based Compensation
Stock-based compensation is accounted for using the fair value based method. Under the fair value based method, compensation cost is measured at fair value of the options at the date of grant and is expensed over the vesting period of the award. The Company estimates the fair value using the Black-Scholes option pricing model. The key assumptions used in 2005 were: a risk-free interest rate of 3.61%, a dividend yield of 0%, an expected volatility of 60% and expected lives of stock options of 4.85 years. The weighted average fair value of options granted in 2005 was $1.38 per share option.

EXPLORATION AND DEVELOPMENT ACTIVITIES
The focus for the Company continues to be on the Hope Bay project. The Company is committed to a strategy of advancing the Hope Bay project to a production decision while continuing to expand gold resources. The staged development strategy will focus first on the high grade gold Doris North project, with the goal of generating cash flow to pay for site infrastructure and to fund the continued exploration and development of other resources on the Hope Bay belt. The Company plans to pursue extensions and expansions to the initial phase of production through the mining of other resources on the Hope Bay belt. The Company's exploration strategy will focus on expanding and increasing the confidence level of existing deposits and on continued exploration for new gold resources in order to support a sustained intermediate production profile. The Company will continue to conduct grassroots exploration in cooperation with strategic partners, when possible. To achieve these objectives, the Company needs to successfully complete the current regulatory process for the Doris North project, complete a positive feasibility study during 2006 for the Phase 2 expansion, complete financing for mine construction, successfully construct and place into production the Doris North deposit, complete development of the Boston, Doris and Madrid deposits and identify additional resources.

During 2005, expenditures at Hope Bay totaled $19.2 million for exploration, including 33,176 meters of core drilling and the advancement of permitting and engineering for the Doris North project. Exploration programs for 2005 were designed to upgrade resources at Boston, Doris Central and Madrid to support a feasibility study in 2006; to expand the resource at Madrid; and, to conduct regional exploration work as part of the Company's assessment obligations at Hope Bay.

Drilling was focused within the Madrid system primarily around the Naartok deposit where 22,036 meters were drilled. Activity at Naartok focused on extending mineralization surrounding the wide, high grade interception of hole 05PMD328 which returned 66 meters grading 11.5 grams of gold per tonne. This

MIRAMAR MINING CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS

hole was a 105 meter step out from a 2004 hole that intercepted 9.8 grams of gold per tonne over 64.2 meters and suggests potential for significant dimensions and thickness. The area of the Naartok resource continues to expand at depth and to the north and it is expected that as a result of 2005 drilling additional ounces will be added to the reported resource in 2006. Drilling within the upper portions of the Naartok East zone has improved continuity and tightened drill density and is also expected to have a positive impact on reported resources in 2006 as well as supporting the Phase 2 feasibility study.

Prior to the 2005 work, the Madrid area, which includes Naartok, contained an indicated resource of 838,000 ounces of gold at a grade of 5.5 grams per tonne with an additional 2.6 million ounces of gold at a grade of 5.4 grams per tonne of inferred resources.

Exploration outside the main deposits continues to advance with improved target selection. Though no significant intersections were recorded in the 2005 regional programs, programs were successful in providing improved understanding of potential targets.

The Company continues to work towards obtaining permits and licences for the Doris North project. As a result of the NIRB recommendation in August 2004 to the Minister of DIAND that the project should not proceed on the basis of the then existing application, the Company submitted a revised preliminary project description on Doris North in February 2005. On March 7, 2005 NIRB recommended to the Minister of DIAND that the project should proceed to a Part 5 review requiring a public hearing. In April 2005, the Minister accepted NIRB's recommendation for a Part 5 review which led the Company to submit a revised draft environmental impact statement ("DEIS") to NIRB in June 2005. In August 2005, NIRB conducted a technical review of the DEIS and issued comments to be addressed before submission of the final document. The Company revised the draft document as requested and submitted the final environmental impact statement ("FEIS") on October 31, 2005. Public hearings to review the project were held the week of January 30 - February 3. On March 6, 2006, NIRB issued its final hearing report recommending to the Minister of Indian and Northern Affairs Canada that the Doris North Project should proceed. The NIRB report requires acceptance by the Minister before NIRB can issue a project certificate.

Subject to the Minister accepting NIRB's recommendation, the Company is targeting having all required permits for production at Doris North by the end of 2006, which would permit shipping of construction materials to site in the summer of 2007, construction in the winter of 2007 and production commencing in 2008.

MIRAMAR MINING CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS

CAPITAL PROGRAMS
During fiscal 2005, the Company had capital expenditures of $19.2 million for exploration and project activities at Hope Bay and $0.1 million for property, plant and equipment compared to expenditures in 2004 of $34.7 million for exploration and project activities at Hope Bay and Back River.

FINANCING AND LIQUIDITY
At December 31, 2005, the Company had consolidated working capital of $64.3 million compared to $25.4 million at the end of 2004. At December 31, 2005, the Company had $68.7 million of cash and cash equivalents and short-term investments compared to $30.2 million at the end of 2004. At December 31, 2005, the Company also had $15.0 million in cash collateral deposits for reclamation bonds which are classified outside of working capital.

On February 18, 2005, the Company assigned to Dundee Precious Metals Inc. its option from Kinross Gold Corporation to earn a 60% interest in the Back River project. The Company received approximately $10 million representing the reimbursement of costs incurred by the Company on the Back River project plus 5%. Dundee is required to issue to the Company 150,000 common shares, or pay the cash equivalent, if either (i) the total mineral resources on the Goose Lake property are increased to 1,500,000 ounces of gold or (ii) a decision is made to place a mine into commercial production on the Back River project. Dundee is required to issue a further 187,500 common shares, or pay the cash equivalent, if Dundee exercises its option to earn a 60% interest on the Back River project.

On October 18, 2004, the Company completed a private placement of 7,600,000 flow-through common shares at a price of $2.00 per common share for gross proceeds of $15.2 million. The Company must incur Canadian exploration expenditures as defined in the Income Tax Act (Canada) for the entire amount by December 31, 2005, which amount has been incurred.

On September 30, 2005, the Company completed a private placement of 7,320,000 flow-through common shares at a price of $2.05 per common share for gross proceeds of $15.0 million. In consideration for their services, the underwriters received commissions of $0.8 million and brokers' warrants exercisable to purchase 366,000 common shares at $2.05 per common share until September 30, 2006. The fair value of these warrants at the grant date was $0.1 million and has been shown on a net basis in share capital. The Company must incur Canadian exploration expenditures as defined in the Income Tax Act (Canada) in the amount of $15.0 million by December 31, 2006.

MIRAMAR MINING CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS

On October 14, 2005, the Company completed a private placement of 250,000 flow-through common shares at a price of $2.05 per common share for gross proceeds of $512,000. The Company must incur Canadian exploration expenditures as defined in the Income Tax Act (Canada) in the amount of $512,000 by December 31, 2006.

On November 22, 2005 the Company completed a private equity placement to Newmont Mining Corporation of Canada Limited ("Newmont") of 18,500,000 units at $2.35 per unit for gross proceeds of $43.5 million. Each unit consisted of one common share of the Company and a warrant to purchase a common share of the Company at $2.75 for a period of 48 months. The common shares comprised 9.9% of the Company's then issued and outstanding shares and 18% of issued and outstanding if all warrants were exercised. The Company has agreed to provide to Newmont periodic access to technical data, information on permitting progress and future work plans and site visitation rights in consideration for Newmont providing technical guidance to the Company.

The Company believes it has sufficient cash resources and liquidity to sustain its planned activities in 2006. The future exploration and development of the Hope Bay project may require the Company to raise additional capital through a combination of project debt and equity financings. The Company's strategy is to use equity financing for exploration activities and to maximize project debt to build mining infrastructure until sufficient cash flow is generated from mining production.

Liabilities and Contingencies
The Company has the legal obligation to reclaim properties for which it holds water licenses and exploration and mining agreements. The Company has estimated these asset retirement obligations at December 31, 2005, in accordance with accounting guidelines described above, to be an aggregate of $24.9 million on an undiscounted basis. The properties for which these obligations have been estimated are the Con Mine in Yellowknife and the Hope Bay properties in Nunavut. The Company has established cash deposits as collateral for letters of credit pledged in favour of various governmental agencies and others under several water licenses and mineral exploration and mining agreements. The Company has also established two reclamation security trusts for the reclamation of the Con Mine. The Company has cash collateral deposits totaling $15.0 million.

MIRAMAR MINING CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS

The reclamation security trusts for the Con Mine were established on December 31, 2004. The Company deposited $9 million of the $10 million proceeds from the sale of its Bluefish hydro electric facility into a reclamation security trust, in accordance with an agreement with DIAND. The remaining $1 million of the proceeds was, and the proceeds from any subsequent sale of assets will be deposited into a second reclamation security trust. The cost of reclamation was estimated by the Company on the basis of a draft remediation plan which had been submitted to the McKenzie Valley Water Board in February 2003. The final plan is currently under review by the Water Board. Based on comments received to date from the regulatory review process, the Company has estimated the impact of the required changes to the plan and recorded an appropriate increase to the liability. Any further changes upon receiving final approval of the plan could result in an increase to the estimated liability.

In 1995, the Company entered into a joint exploration transaction with an investor that resulted in the sale of an interest in the assets comprising the Con Mine. The transaction was based upon an independent valuation prepared for the Company. In 2000, Canada Revenue Agency ("CRA") issued a re-assessment notice challenging the valuation that formed the basis for this transaction. The re-assessment does not give rise to any taxes payable by the Company. However, as part of the original transaction, the Company agreed to compensate the investor for any shortfall in the value of the assets transferred, to a maximum of $2.7 million plus accrued interest, (approximately $2.3 million at December 31, 2005), should a ruling denying the transfer of certain tax pools be made against the Company. In 2004, the Company received notification that CRA has re-confirmed the original re-assessment. As a result, the Company filed a notice of appeal in March 2005. The Company has received notification from the Tax Court of Canada that this case should proceed and the discovery process is scheduled to commence in April 2006. While management intends to strenuously defend the independent valuation, the outcome of this issue is not yet determinable. No provision for these costs has been recorded at December 31, 2005.

Contractual Obligations
The following table summarizes the contractual obligations as at January 1, 2006 of the Company for each of the five years commencing with 2006 and thereafter, in thousands of dollars.

                               2006      2007     2008    2009    Thereafter
                             --------- --------- ------- ------- -------------
Oxygen plant                   $822     $ 612      $ -     $ -         $  -
Office lease costs              306       316      316     316        1,110
Exploration equipment           293        30        -       -            -
Site reclamation(1)           6,240     3,059        -       -       15,635

MIRAMAR MINING CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS

(1) The Company is obligated to fund reclamation and closure costs for its mining and exploration operations as a condition of associated water licenses. However, the timing of the payments has not been determined with certainty and may change depending upon future events. The Company is in the process of finalizing its abandonment and restoration plan with regulatory agencies for the Con Mine which will establish the extent and timing of site closure reclamation activities. Reclamation of exploration sites will be deferred to the extent that the Company continues to be engaged in actively exploring them.

For additional information related to the Company's obligations and commitments see note 16 in the annual consolidated financial statements.

Off Balance Sheet Arrangements
The Company does not have any off balance sheet arrangements other than the pension obligations which are described in note 13 of the annual consolidated financial statements.

OUTLOOK
The outlook for the Company is dependent on the successful exploration and development of the Hope Bay project. The Company controls 100% of the Hope Bay project, which has measured and indicated resources totaling 2.1 million ounces of gold at a grade of 9.6 grams per ton and an additional 4.3 million ounces of gold at a grade of 7.0 grams per ton in the inferred category.

The Company plans to continue to work towards making a production decision on the Doris North project, including advancement of the permitting process. The Company is confident that it will be successful in addressing the concerns of the regulatory agencies and, if the permitting process is successfully completed, the Company will make a final decision on a commitment to the construction process. If the project is approved by the Company, production could commence during 2008. However, there can be no assurance that the permitting process will be completed as planned or that the Company will develop Doris North as anticipated.

As part of the Company's development strategy for Hope Bay, programs have been completed in 2005 designed to facilitate delivery of a feasibility study in 2006 which, if successful, could demonstrate the opportunity for the development of significant sustained gold production following the Doris North project.

MIRAMAR MINING CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS

As a result of the termination of mining activities at Con and Giant mines, the Company does not expect to generate significant operating revenue in 2006. The Company anticipates that final approval for the Con Mine abandonment and restoration plan will be received in 2006 which will permit the Company to conduct final reclamation activities in subsequent periods. On June 30, 2005, the Company returned the Giant Mine property to DIAND in accordance with the terms of the acquisition agreement. The Company does not have any ongoing reclamation obligations for the Giant Mine.

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

The impact of fluctuations in the price of gold is a risk to the Company's ability to develop its properties as well as future profitability and cash flow. As the gold price is denominated in U.S. dollars, the Company is also at financial risk as the currency exchange rate between Canadian and U.S. dollars fluctuates. If the Canadian dollar strengthens against to the U.S. dollar, revenue from future gold sales, which is generated in U.S. dollars, would convert to fewer Canadian dollars available to pay for operating costs that are almost entirely incurred in Canadian dollars. Permitting mining projects such as the Doris North project requires the approval of regulatory agencies which are beyond the Company's control. As a result, the receipt of approvals for the project and the timing of grants of necessary permits are inherently uncertain.

FORWARD LOOKING STATEMENTS

Statements relating to exploration work at the Hope Bay project and the expected results of this work and strategies and plans for the development of the Hope Bay project, statements related to analyses of financial condition, future results of operations and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects," "plans," "anticipates," "believes," "intends," "estimates," "projects," "satisfies," "potential,"
"goal," "objective," "prospective," "strategy", "target," and similar expressions, or that events or conditions "will," "would," "may," "can," "could" or "should" occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are subject to a variety of risks and uncertainties

MIRAMAR MINING CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS

which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices and currency exchange rates; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Company's properties; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; the possibility that required permits may not be obtained on a timely manner or at all; the possibility that capital and operating costs may be higher than currently estimated and may preclude commercial development or render operations uneconomic; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from Miramar's operations, risks and uncertainties described under "Risks and Uncertainties" and elsewhere in the Management's Discussion and Analysis, and other risks and uncertainties, including those described in the Miramar's Annual Report on Form 40-F for the year ended December 31, 2005 and Reports on Form 6-K filed with the Securities and Exchange Commission.

Forward-looking statements are based on the beliefs, estimates and opinions of Miramar's management on the date the statements are made. Miramar undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

All resource estimates reported in this disclosure are calculated in accordance with the National Instrument 43-101 of the Canadian securities administrators and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, which permits U.S. mining companies in their SEC filings to disclose only those mineral deposits that qualify as proven or probable "reserves" because a determination has been made based on an appropriate feasibility study that the deposits could be economically and legally extracted or produced, and, accordingly, resource information reported in this disclosure may not be comparable to similar information reported by United States companies. The term "resource(s)" does not equate to "reserves" and normally may not be included in documents filed with the Securities and Exchange Commission, and investors are cautioned not to assume that "resources" will be converted into "reserves" in the future.

This disclosure uses the term "inferred resources". While this term is recognized by Canadian securities regulations concerning disclosures by mining companies, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of the "inferred resources" will ever be upgraded to a high category. Under Canadian securities regulations, estimates of "inferred resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that part or all of an "inferred resource" exist or are economically or legally feasible.

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

99.7      Consent of KPMG LLP

99.8      Consent of John Wakeford, P. Geol.

99.9      Consent of Steffen Robertson and Kirsten Consulting

99.10     Consent of Roscoe Postle Associates Inc.

(1) Previously filed on May 19, 2004 on the issuer's annual report on Form 40-F for the year ended December 31, 2003.

                                   Signatures

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant

MIRAMAR MINING CORPORATION



By /s/   David Long
   ----------------------------------
   David Long, Corporate Secretary

Date: March 31, 2006