Form 40-F/A
period 2005-12-31
MIRAMAR MINING CORP
filed 2007-02-12
CIK 940947

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 40-F/A
                               (Amendment No. 1)

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

Explanatory Note: Miramar Mining Corporation (the "Company" or the "Registrant") is filing this Amendment No. 1 to its Annual Report on Form 40-F for the year ended December 31, 2005 ("Original Filing"), solely for the purposes of dating the certifications of the Chief Executive Officer and the Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes Oxley Act of 2002. This Amendment does not amend or restate any information contained in the Original Filing and does not purport to update any recent events or developments to the date of the Original Filing.

                                    EXHIBITS

99.1(1)   Code of Conduct for Chief Executive  Officer and Senior  Accounting
          Officers

99.2(2)   Audit and Risk Management Committee Charter

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

99.7(2)   Consent of KPMG LLP

99.8(2)   Consent of John Wakeford, P. Geol.

99.9(2)   Consent of Steffen Robertson and Kirsten Consulting

99.10(2)  Consent of Roscoe Postle Associates Inc.

-----------------------


(1) Previously filed on May 19, 2004 on the issuer's annual report on Form 40-F for the year ended December 31, 2003.

(2) Previously filed on April 3, 2006 with the issuer's Annual Report on Form 40-F for the year ended December 31, 2005.

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

Date: January 24, 2006