Form 40-F
period 2006-12-31
MIRAMAR MINING CORP
filed 2007-04-03
CIK 940947

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check one)

REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2006	Commission file number 001-34436

MIRAMAR MINING CORPORATION

__________________________________________________________

(Exact name of Registrant as specified in its charter)

Not applicable	British Columbia, Canada	Not Applicable
(Translation of Registrant’s name	(Province of other jurisdiction	(I.R.S. employer Identification
into English (if applicable))	of incorporation or organization)	Number (if applicable))

1040

_______________________________________________________________________________

(Primary Standard Industrial Classification Code Number (if applicable))

Suite 300 – 899 Harbourside Drive, North Vancouver, British Columbia, Canada V7P 3S1

(604) 985-2572

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

None

______________________

(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

Annual information form	Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As at December 31, 2006, 217,125,038 Common Shares without par value were issued and outstanding.

As at March 28, 2007 there were 217,565,440 Common Shares without par value issued and outstanding.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes: 82-____________            No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes                                               No

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

•	mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in production;
•	the potential for delays in exploration or development activities or the completion of feasibility studies;
•	risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses;
•	risks related to commodity price fluctuations;
•	the uncertainty of profitability based upon the Company’s history of losses;
•	risks related to failure to obtain adequate financing on a timely basis and on acceptable terms for the Company’s planned exploration and development projects;
•	risks related to environmental regulation and liability including mine permitting;

3

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

Forward looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Further information regarding these and other factors is included in the filings by the Company with the U.S. Securities & Exchange Commission (“SEC”) and Canadian provincial securities regulatory authorities.

Currency

Unless otherwise indicated, all dollar amounts in this report are Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on December 29, 2006, based upon the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, was U.S.$1.00 = CDN $1.1652.

RESOURCE AND RESERVE ESTIMATES

All resource estimates incorporated by reference in this Registration Statement have been prepared in accordance with Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy (“CIM”) Classification System. These standards differ significantly from the requirements of the United States Securities and Exchange Commission. In particular, and without limiting the generality of the foregoing, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Under SEC Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms “mineral resource,” “measured resources,” “indicated resources,” and “inferred resources” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States. As such, information regarding mineralization and resources contained or incorporated by reference in this annual report may not be comparable to similar information made public by United States companies.

“Inferred mineral resources” have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

For definitions of the terms mineral reserve, proven mineral reserve, probable mineral reserve, mineral resource, measured mineral resource, indicated mineral resource and inferred mineral resource under CIM standards, and a summary of the differences between CIM and U.S. standards, see the sections entitled “Information Concerning Preparation of Resource Estimates” and “Glossary and Defined Terms” included in the Company’s Annual Information Form for the year ended December 31, 2006, attached hereto as Document 1 to this Annual Report.

ANNUAL INFORMATION FORM

The Company’s Annual Information Form for the fiscal\ year ended December 31, 2006, is included in this Annual Report as Document 1.

AUDITED ANNUAL FINANCIAL STATEMENTS AND

MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

The audited consolidated financial statements of the Company as at December 31, 2006 and 2005 and for the years then ended, including the report of the independent auditors with respect thereto, are included herein as Document 2.

For a reconciliation of material measurement differences between Canadian and United States generally accepted accounting principles, see the Supplementary Information Reconciliation with United States Generally Accepted Accounting Principles included herein as Document 3 to this Annual Report.

Management’s Discussion and Analysis

The Company’s management’s discussion and analysis (“MD&A”) included herein as Document 4 to this Annual Report.

DISCLOSURE CONTROLS AND PROCEDURES

For a discussion regarding the effectiveness of the Company’s disclosure controls and procedures pursuant to Rule 13a-15 of the United States Securities Exchange Act of 1934 (“Exchange Act”), please refer to the Company’s MD&A under the heading “Disclosure Controls and Procedures”.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management’s conclusion about the effectiveness of the Company’s internal control over financial reporting, as well as a discussion with respect to changes in the Company’s internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting, and any material weaknesses in the Company’s internal control over financial reporting, are included in the MD&A under the headings “Management’s Report on Internal Controls” and “Changes in Internal Control over Financial Reporting”.

Auditor Attestation on Internal Control over Financial Reporting

As this report is required for U.S. reporting purposes, the Company is a “foreign private issuer” as defined in Rule 3b-4 of the Exchange Act, and the Company an “accelerated filer” as defined in Rule 12b-2 of the Exchange Act. The Company is not required to have our auditor provide an attestation on our management’s report on internal control over financial reporting until our annual report for the year ended December 31, 2007.

GENERAL STATEMENT ON DISCLOSURE CONTROLS AND PROCEDURES AND
INTERNAL CONTROLS OVER FINANCIAL REPORTING

For a discussion regarding management’s general statement on disclosure controls and procedures and internal controls over financial report, please refer to the Company’s MD&A under the heading “General Statement on Disclosure Controls and Procedures and Internal Controls over Financial Reporting”.

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

CORPORATE GOVERNANCE GUIDELINES

The Company’s corporate governance practices are set forth on page 10 of the Company’s Management Information Circular to be filed in Canada on April 12, 2007 (to be submitted to the SEC on Form 6-K on April 12, 2007) prepared in compliance with the rules of The Toronto Stock Exchange and available in print to any shareholder who requests them.

The terms of reference of each of the Audit and Risk Management, Corporate Governance and Nominating Committee and the Human Resources Committee of the Company are described in the Company’s Management Information Circular to be filed in Canada on April 12, 2007, and available in print to any shareholder who provides the Company with a written request.

AUDIT AND RISK MANAGEMENT COMMITTEE

The Company’s Board of Directors has a separately-designated standing Audit and Risk Management Committee for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the Company’s annual financial statements. As at the review of the audited consolidated financial statements of the Company for the year ended December 31, 2006 and as at the date of this Annual Report, the following individuals comprise the entire membership of the Company’s Audit and Risk Management Committee, which have been established in accordance with Section 3(a)(58)(A) of the Exchange Act:

Lawrence Bell

Peter Nixon

Christopher J. Pollard

William E. Stanley

Independence

The Company has adopted the criteria for director independence and unrelatedness for members of public company audit committees that are consistent with the criteria prescribed by the Sarbanes-Oxley Act of 2002, Section 10A(m)(3) of the Exchange Act and Rule 10A-3(b)(1) promulgated thereunder. Each member of the Company’s Audit and Risk Management Committee satisfies the criteria for director independence set forth in Rule 10A-3(b)(1) and section 121B and 803 of The American Stock Exchange Company Guide.

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

AUDIT AND RISK MANAGEMENT COMMITTEE CHARTER

The Company’s revised Audit and Risk Management Committee Charter is filed as Exhibit 99.2 on this Form 40-F for the year ended December 31, 2006 and available in print to any shareholder who requests it.

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

The table setting forth the Company’s fees paid to its independent auditor, KPMG LLP for the years ended December 31, 2005 and December 31, 2006 are set forth below:

	Years ended December 31
	2005	2006
Audit:	$ 139,000	$ 237,300
Audit Related:	79,950	50,400
Tax	82,430	48,250
All Other Fees	-	-
Total	$ 301,380	$ 335,950

“Audit Fees” are the aggregate fees billed by KPMG LLP for the audit of the Company’s consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

“Audit-Related Fees” are fees charged by KPMG LLP for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit Fees.” This category comprises fees billed for advisory services associated with the Company’s financial reporting.

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

TABLE OF CONTRACTUAL COMMITMENTS

The following table lists as of December 31, 2006 information with respect to the Company’s known contractual obligations.

	Payments due by period (in thousands)
Contractual Obligations	2007	2008	2009	2010	Thereafter
Oxygen plant	$600	-	-	-	-
Office lease costs	$336	$336	$344	$260	$505
Exploration equipment	$611	$95	-	-	-
Site reclamation	$8,473	$4,098	$2,715	$1,328	$5,465
Total	$10,020	$4,529	$3,059	$1,588	$5,970

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

For additional information related to the Company’s obligations and commitments see note 15 in the Company’s audited consolidated financial statements (Document 2).

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

Shareholder Meeting Quorum Requirement: The AMEX minimum quorum requirement for a shareholder meeting is one-third of the outstanding shares of common stock. In addition, a company listed on AMEX is required to state its quorum requirement in its bylaws. The Company’s quorum requirement is set forth in its Articles. A quorum for a meeting of shareholders of the Company is two persons present and who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at such meeting.

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

The foregoing is consistent with the laws, customs and practices in Canada. In addition, the Company may from time-to-time seek relief under from AMEX requirements on specific transactions under Section 110 of the AMEX Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by the Company’s home country law, in which case, the Company shall make the disclosure of such transactions available on the Company’s website at www.miramarmining.com. Information contained on the Company’s website is not part of this annual report.

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

DOCUMENTS FILED AS PART OF THIS REPORT
1.	Annual Information Form of the Registrant for the year ended December 31, 2006
2.	The following audited consolidated financial statements of the Registrant, are exhibits to and form a part of this Annual Report:
Auditors’ Report on Consolidated Financial Statements
Consolidated Balance Sheets as of December 31, 2006 and 2005
Consolidated Statements of Operations and Deficit for the years ended December 31, 2006 and 2005
Consolidated Statements of Cash Flows for the years ended December 31, 2006 and 2005
Notes to Consolidated Financial Statements.
3.	Supplementary Information Reconciliation with United States Generally Accepted Accounting Principles, including an auditors’ report thereon
4.	Management Discussion and Analysis of Financial Conditions and Results of Operations

1.	ANNUAL INFORMATION FORM OF MIRAMAR MINING CORPORATION

MIRAMAR MINING CORPORATION

Suite 300 – 889 Harbourside Drive

North Vancouver, British Columbia

Canada V7P 3S1

Website Address: www.miramarmining.com

ANNUAL INFORMATION FORM

“AIF”

FOR THE YEAR ENDED DECEMBER 31, 2006

March 28, 2007

TABLE OF CONTENTS

Page

PRELIMINARY NOTES	i
Financial Statements and MD&A	i
Date of Information	i
Forward Looking Statements	i
Resource and Reserve Estimates	ii
Technical Information	iii
Currency	iii
Metric Equivalents	iii
Glossary of Terms	iv
CORPORATE STRUCTURE	1
GENERAL DEVELOPMENT OF THE BUSINESS	1
NARRATIVE DESCRIPTION OF THE BUSINESS	2
Hope Bay Project	2
Con Mine	22
EQUITY INVESTMENTS	24
Sherwood Copper Corporation	24
Northern Orion Explorations Ltd	24
Maximus Ventures Ltd	24
DIVIDENDS	37
DESCRIPTION OF CAPITAL STRUCTURE	37
MARKET FOR SECURITIES	37
Trading Price and Volume	37
DIRECTORS AND OFFICERS	38
Name, Occupation and Security Holding	38
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	40
Conflicts of Interest	41
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	41
Legal Proceedings	41
Regulatory Actions	41

-i-

TABLE OF CONTENTS

(continued)

Page

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	42
TRANSFER AGENT AND REGISTRAR	42
MATERIAL CONTRACTS	42
INTERESTS OF EXPERTS	43
Names of Experts	43
Interests of Experts	44
ADDITIONAL INFORMATION	44
AUDIT & RISK MANAGEMENT COMMITTEE MANDATE	45
Purpose	45
Organization	45
Responsibilities	45
Audit and Risk Management Committee composition	47
Pre-Approval Policies and Procedures	47
External Auditor Service Fees	48

- ii -

PRELIMINARY NOTES

Financial Statements and MD&A

The Corporation’s consolidated financial statements and management’s discussion and analysis (“MD&A”) have been filed with Canadian securities regulatory authorities and are available electronically on SEDAR at www.sedar.com. All financial information in this AIF is prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

Date of Information

All information in this AIF is as of March 28, 2007 unless otherwise indicated.

Forward Looking Statements

This AIF contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, the Securities Act (Ontario) and the Securities Act (Alberta) concerning the Corporation’s plans at the Hope Bay Project, its plans related to the closed Con Mine and other matters. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

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
•

results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Corporation’s expectations;

•	mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in production;
•	the potential for delays in exploration or development activities or the completion of feasibility studies;
•	risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses;

- ii -

•	risks related to gold and other commodity price fluctuations;
•	the uncertainty of profitability based upon the Corporation’s history of losses;
•	risks related to failure to obtain adequate financing on a timely basis and on acceptable terms for the Corporation’s planned exploration and development projects;
•	risks related to environmental regulation and liability;
•

risks related to the closure of the Con Mine, including risks that the costs related to environmental compliance, reclamation, post-closure control measures, monitoring and ongoing maintenance will exceed the funds held in trust for such costs;

•	risks related to tax assessments;
•	political and regulatory risks associated with mining development and exploration including mine permitting risks; and
•	other risks and uncertainties related to the Corporation’s prospects, properties and business strategy.

This list is not exhaustive of the factors that may affect any of the Corporation’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on the Corporation’s forward-looking statements.

Forward looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made and the Corporation undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Specific reference is made to “Risk Factors” for a discussion of the source of the factors underlying forward-looking statements.

Resource and Reserve Estimates

All resource and reserve estimates contained in this AIF are calculated in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”), as the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines (the “CIM Standards”) adopted by CIM Council on August 20, 2000. These standards differ from the requirements of the United States Securities and Exchange Commission (the “SEC”). In particular, and without limiting the generality of the foregoing, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, although the terms “mineral resource,” “measured resources,” “indicated resources,” and “inferred resources” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States. Accordingly, resource and reserve information in this AIF may not be comparable to similar information reported by United States companies.

The terms “resource(s)” do not equate to “reserves” and normally may not be included in documents filed with the SEC.

- iii -

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

- iv -

Glossary of Terms

The following is a glossary of technical terms that appear in this AIF:

Au	Gold

Autoclave

A high pressure and temperature vessel for oxidizing refractory ore. Ore or concentrate is fed into the strong vessel and placed under high pressure and temperature conditions with elevated oxygen levels to liberate the gold or base metals.

Cyanidation	The process of extracting gold or silver through dissolution in a weak solution of sodium cyanide.

Corporation or Miramar	Miramar Mining Corporation.

Diamond drill

A type of rotary drill in which the cutting is done by abrasion rather than percussion. The cutting bit is set with diamonds and is attached to the end of long hollow rods through which water is pumped to the cutting face. The drill cuts a core of rock which is recovered in long cylindrical sections, an inch or more in diameter.

Dilution	Waste material not separated from ore mined which was below the calculated economic cut-off grade of the deposit. Dilution results in increased tonnage mined and reduced overall grade of the ore.

Dip	The angle which a geological structure forms with a horizontal surface, measured perpendicular to the strike of the structure.

Doré	Unrefined gold and silver in bullion form.

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

- v -

Inferred Mineral Resource

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

Mineralization, mineralized material, mineralized deposit, or deposit

A mineralized body which has been intersected by sufficient closely spaced drill holes and/or sampling to support sufficient tonnage and average grade of metal(s) to warrant further exploration/development work. A deposit does not qualify as a commercially mineable ore body until a feasibility study is concluded and supports Proven/Probable Mineral Reserves.

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

Ore	A metal or mineral or a combination of these of sufficient value as to quality and quantity to enable it to be legally mined at a profit.

Ounces/oz	Troy ounces.

- vi -

Oz/ton	Troy ounces per short ton.

Preliminary Feasibility Study

A comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and which, if an effective method of mineral processing has been determined, includes a financial analysis based on reasonable assumptions of technical, engineering, operating, economic factors and the evaluation of other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the mineral resource may be classified as a mineral reserve;

Probable Mineral Reserve

The economically mineable part of an Indicated, and in some circumstances a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. The Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven Mineral Reserve	The economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study.

Refractory	Ore that resists the action of chemical reagents in the normal treatment processes and which may require pressure leaching or other means to effect the full recovery of the valuable minerals.

Tailings	The material that remains after all metals or minerals of economic interest have been removed from ore during milling.

Ton	Short ton (2,000 pounds).

Tonne	Metric tonne (1,000 kilograms/2204.6 pounds).

CORPORATE STRUCTURE

Miramar Mining Corporation was incorporated with the name Miramar Energy Corporation under the Company Act (British Columbia) by memorandum and articles of incorporation dated January 11, 1983. The memorandum of the Corporation was amended on July 17, 1989 to change the Corporation’s name to Miramar Mining Corporation, on May 24, 1991 to increase the authorized capital from 20,000,000 to 100,000,000 shares without par value and on August 4, 1994 to increase the authorized capital from 100,000,000 to 500,000,000 shares without par value (“Common Shares”). By Notice of Articles dated March 17, 2005 the Corporation continued under the Business Corporations Act (British Columbia). On May 9, 2006, the Corporation adopted new articles consistent with the Business Corporations Act (British Columbia), and on February 6, 2007, the Corporation’s Notice of Articles was altered to remove the application of Pre-existing Company Provisions (as defined in the Business Corporations Act (British Columbia)).

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

GENERAL DEVELOPMENT OF THE BUSINESS

The Corporation, together with its subsidiaries, is engaged in the exploration and development of gold bearing mineral properties. The Corporation’s business is presently focused in northern Canada in Nunavut and the Northwest Territories.

Miramar Hope Bay Ltd. (“MHBL”) owns 100% of the Hope Bay Project, a gold exploration project located in Nunavut, Canada. The Corporation acquired a 50% interest in the Hope Bay Project in December 1999 from Hope Bay Gold Corporation Inc. (“Hope Bay Gold” or “HBGC”). In May 2002, Hope Bay Gold became a wholly owned subsidiary of the Corporation. In December 2003, ownership of the Hope Bay Project was consolidated into MHBL. The Hope Bay Project is an 80 km long greenstone belt on which three significant deposits have been discovered to date: Doris, Boston and Madrid. MHBL is currently working to complete the regulatory and permitting process on a proposed gold mine at the Doris North area of the Hope Bay Project and is also exploring the Madrid, Boston and other areas of the Hope Bay Project.

Miramar Con Mine Ltd. (“Con Ltd.”) owns the Con Mine, a former producing underground gold mine located near Yellowknife, Northwest Territories, Canada. Underground mining operations at the Con Mine ceased in November 2003 and Con Ltd. has filed a reclamation and closure plan with the Mackenzie Valley Land and Water Board.

NARRATIVE DESCRIPTION OF THE BUSINESS

Hope Bay Project

On December 17, 1999 MHBL acquired from Hope Bay Gold for US$13,346,100 a 50% interest in a group of concession agreements (the “NTI Concessions”) and Federal mineral claims and mining leases located in Nunavut and known as the Hope Bay Project. The NTI Concessions were granted by Nunavut Tunngavik Incorporated (“NTI”), a corporation representing the Inuit people of Nunavut which owns subsurface mineral rights in Nunavut. The acquisition occurred concurrently with Hope Bay Gold’s acquisition of 100% of the Hope Bay Project from BHP Diamonds Inc. for US$18,492,340.

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

Project Description and Location

The Hope Bay Project is located in Nunavut, 65km east of Bathurst Inlet and 685km northeast of Yellowknife. The centre of the area lies approximately 160km above the Arctic Circle at latitude 670 30’ N and longitude 1070 W. The nearest communities are Umingmaktok , located 65km to the west on the east coast of Bathurst Inlet and Cambridge Bay, located 170 km to the northeast on southern Victoria Island.

The property consists of 17 Crown mineral claims, 24 Crown mineral leases, 37 Crown mineral leases pending and seven Inuit Owned Land (“IOL”) Exploration Agreements with a combined total area of approximately 110,151 hectares (“ha”). In general, there are four types of land tenure disposition on the Hope Bay Belt namely:

(a)	IOL mineral and surface rights;
(b)	Crown mineral and surface rights;
(c)

IOL surface rights and Crown mineral rights. The Nunavut Land Claims Agreement ceded both surface and mineral rights in these areas, however, it grandfathered existing rights. These grandfathered rights will revert to NTI in the event they are dropped; and

(d)	IOL surface rights and Crown mineral rights. The Nunavut Land Claims Agreement ceded only surface rights in these areas.

The 17 Crown mineral claims, covering 9,398 ha, are currently in good standing with anniversary dates between 2007 and 2010.  The annual assessment work requirements are $2.00 per acre ($4.94 per ha) per year.  Expenditures in excess of this amount are credited against future requirements, up to a maximum of ten years, when the claims must be legally surveyed and brought to lease.  The anticipated assessment work requirement in 2007 is $13,805.47 and it is to be recorded no later than December 3, 2007.  Neither a claim nor a lease conveys surface rights.

The 24 Crown mineral leases and 37 Crown leases pending cover a total area of approximately 44,794 ha.  There is no assessment work requirement, and the annual lease rental fee is $1.00 per acre ($2.47 per ha) and will total approximately $110,622 in 2007.  The Crown is entitled to a graduated annual royalty from 5% to 14% on net profits from production from these leases.

NTI owns/administers the subsurface rights to parts of the Hope Bay Belt, including the Doris and South Patch areas.  Annual assessment work requirements for the seven IOL Exploration Agreements (covering 55,976 ha) are $30.00 per ha per year.  In 2007, work requirements will total approximately $1.68 million against which $525,750 in available credits have been applied, leaving a requirement for an additional $1.15 million in work.  Annual fees of $4.00 per ha are payable and will amount to $223,904 in 2007.  MHBL has the right to convert the IOL Exploration Agreements (also referred to as concessions) into production leases prior to commencement of production.  NTI is entitled to an annual royalty of 12% of pre tax profits from production, this amount being effectively set by a limit in allowable deductions.

All claims, leases and leases pending are 100% owned by MHBL. The IOL Exploration Agreements are in the name of MHBL.

Accessibility

There is no road access to the property. Personnel, supplies and equipment are flown into the site, generally from Yellowknife using float, wheel or ski-equipped aircraft. The Hope Bay Project area is also accessible by barge or ship to Hope Bay and Roberts Bay, both on tidewater on the Arctic Ocean from mid-July to the end of September. In the winter and spring, air strips on the lake ice are able to accommodate planes as large as a C - 130 (Hercules) to bring in equipment and supplies. There is an 800 metre long packed ground airstrip that can take Twin Otter sized aircraft at the Boston deposit site. This can be used when activity is underway at Boston but it is too far away from Madrid and Doris (+50 km) to be of much use for those areas. During the snow-cover months, on-property movement is accomplished with snowmobiles, tracked 4WD pick-ups, other tracked vehicles and heavy equipment. In the summer months, on-property movement, including drill moves, is almost all by helicopter. The use of ATVs is restricted to a small area around the camps.

Climate

The climate is classified as Arctic, semi-arid. Snow cover can extend from early October to mid-June with some drifts persisting through July on the lee side of the larger ridges. The short summer can be plagued by unreliable weather and ground exploration can be curtailed as early as the last week of August. Winter whiteouts can last over a day and result in work stoppages. Due to its position above the Arctic Circle, the property experiences 24-hour sunlight in mid-summer and 24-hour darkness at the height of winter.

Temperatures range from -40°C to 20°C. Average annual rainfall is approximately 80 millimetres (“mm”) and snowfall 100 mm. The property is a permafrost area, with permafrost known to extend to at least 500 m vertical at Boston. Winters are harsh and often lead to poor flying conditions. The practical field season is from June through September, although major drilling campaigns can begin as early as March. The severe weather is not expected to have a major negative impact on northern mining operations in general, although certain safety and equipment maintenance precautions are required.

Local Resources and Infrastructure

There is a more than adequate supply of water available for exploration and mining purposes, however, there is no timber on the property. There is ample and suitable room available for the establishment of mining and processing operations, waste piles and a tailings management area.

The project has two camps, the Windy Lake camp for the Doris and Madrid deposits and the Boston camp for the Boston deposit. The Windy Lake camp is a Weatherhaven tent camp with a semi permanent central complex housing kitchen, first aid and office facilities. The camp has capacity to house approximately 80 people. The Boston camp, located on the southeastern shore of Spyder Lake is a modular “ATCO” trailer style camp, which can house approximately 50 people.

The nearest settlements are Umingmaktok (population 10), located 65 km to the west on the east coast of Bathurst Inlet, and Cambridge Bay (population 2,000), 170 km to the northeast, on the southeastern corner of Victoria Island. There is a small, variably skilled labour pool in Cambridge Bay. Extensive training would be required for any mining operation and initially the bulk of the workforce would have to come from the south. There is seasonal charter float plane and helicopter service in Cambridge Bay and there are daily commercial scheduled flights to Yellowknife and other villages in the Arctic.

Physiography

The project lies within an area of moderate relief extending south from Hope Bay and Roberts Bay, which are part of Bathurst Inlet, on the south shore of the Arctic Ocean. Maximum elevation is about 300 m above mean sea level on drumlin like hills. The predominant drainage in the area is north into Hope Bay. Areas of felsenmeer are common and swampy areas are also present. Tundra and moss cover the ground even at higher elevations. Vegetation consists primarily of lichen, moss, dwarf willows and birches. Outcrop exposure varies from 35% to 80%. Outcrops tend to form relatively continuous, north northwest trending ridges throughout the area with broad tundra covered flat valleys. The many lakes are also elongate in a north northwest direction. The area is covered by relatively thick overburden ranging up to 20 m in thickness. It consists of locally and regionally derived tills and boulder tills with lacustrine and marine sediments and clay up to 15 m thick present in larger valleys.

History

The Hope Bay Volcanic Belt (the “HBVB”) was first outlined in 1962 by J.A. Fraser of the Geological Survey of Canada during a reconnaissance scale mapping program, known as “Operation Bathurst.” Since that time, prior to the involvement of the Corporation, a number of exploration and mining companies have explored the area for gold, silver and base metal deposits.

In 1991, BHP Mineral Canada Ltd. (“BHP”) commenced a systematic exploration program on the Hope Bay Greenstone Belt. Mapping, prospecting, till sampling, and airborne and ground geophysical surveys were conducted. Almost 200,000 m of drilling were carried out. The BHP work led to the discovery of the Boston deposit in 1992, the Doris deposit in 1995 and the Madrid deposit in 1994. In 1996 and 1997, BHP conducted an underground bulk sampling program at Boston. From 1991 to 1998, BHP spent some $85 million on exploration of the entire belt.

In June 1999, Cambiex Exploration Inc. (“Cambiex”) of Montréal optioned the Hope Bay Project from BHP Diamonds, which had acquired all the mineral assets of BHP through an internal corporate reorganization. In December 1999, the Corporation acquired a 50% interest in the Hope Bay Project from Cambiex and they formed the Hope Bay Joint Venture. Cambiex later changed its name to Hope Bay Gold Corp Inc.

In 2002, the Corporation and Hope Bay Gold completed a business combination pursuant to which Hope Bay Gold became a wholly-owned subsidiary of the Corporation consolidating 100% ownership of the Hope Bay Project in the Corporation.

Geological Setting

The HBVB is located in the northeast portion of the Slave Structural Province (“SSP”), which is predominantly an Archean granite greenstone metasedimentary terrain that lies between Great Slave Lake and Coronation Gulf.

The Hope Bay Project covers most of the land underlain by the Hope Bay Greenstone Belt. The greenstone belt extends over 80 km north south direction and is between 7 and 20 km wide, and is part of the Bathurst Block, which covers approximately 16,000 km2 in the northeast portion of the SSP. The Bathurst Block is the portion of the SSP northeast of Bathurst Inlet. It is isolated from the rest of the Slave by Proterozoic cover of the Kilohigok Basin. The HBVB is within the northern portion of the Bathurst Block and is dominated by mafic volcanics with felsic volcanic and volcaniclastic products and subordinate ultramafic bodies and metasedimentary rocks.

Geological Setting and Mineralization

Three gold systems or districts have been defined on the belt to date, which are known as Boston, Doris and Madrid. Each of the three systems is centered on a key deposit which may have multiple zones of mineralization.

Boston System

The Boston system is one of the larger known gold resources in the Hope Bay belt. Recent deep drilling has indicated the potential to significantly expand these resources. The geology around the Boston deposit is a bimodal assemblage of mafic and felsic volcanic rocks along with sedimentary rocks all of which are complexly folded about a large-scale synformal-anticline. A large scale fold dominates the geology of the Boston area. The core of the anticline is occupied by mafic volcanic rocks that host the Boston deposit and these are in turn overlain by sedimentary rocks. The structure is best defined by facing directions recognized by graded bedding, bedding-cleavage relationships in the sedimentary rocks and from pillow shelves in the mafic volcanic rocks. The geometry of this fold, well constrained by lithologic contacts and facing directions, is unusual in that it has the broad geometry of a synform with the facing directions of an anticline making it a synformal anticline or an overturned anticline. The fold is south plunging. Several suites of mafic volcanic rocks are recognized in the Boston area; these include the Boston and the East and West Spyder suites. Interflow sediments are relatively common but volumetrically minor and consist mainly of argillite with lesser chert. Variolitic and non-variolitic mafic volcanic rocks are recognized and form consistent map units. The non-variolitic unit is the most abundant, underlying much of the map area. In the Boston suite, a distinct variolitic phase is recognized which can be correlated over several kilometers. The variolitic unit appears to wrap around the main F2 synformal antiform and may be the main host rock for the Boston deposit.

Gold mineralization at the Boston deposit is present in multiple zones of extensive hydrothermal alteration and quartz veining within a large iron-rich carbonate altered shear zone. Gold occurs within and around structurally controlled quartz-carbonate veins. Gold is associated with sulphide mineralization as clusters of pyrite within the vein, as well as in the wall rocks. The bulk of the gold mineralization at Boston occurs in two major horizons, the B-2 and B-3 zones, and one weaker horizon, the B4 zone. Each zone extends to over 1km in length and is composed of numerous quartz-carbonate veins commonly with pyrite. The veins are 5cm to 3m in width and at variable lengths, within a 10m to

40m wide mineralized zone. Gold occurs in the quartz veins as well as in the surrounding sheared and altered volcanic rocks. The B-2 zone has been drill tested down to approximately 1,000m below the surface and contains the majority of the total mineral resources at the Boston deposit. It is characterized by a series of parallel, en-echelon quartz-carbonate veins along the contact between basaltic and sedimentary rocks.

2006 drilling in the fold area encountered previously unrecognized gold mineralization within the same host volcanic units approximately 400 meters north of the current B2 limits in a new zone termed the BN zone. Mineralization differs from the B2 and B3 zones in that there is very minor quartz veining in BN with gold mineralization associated with disseminated sulphides. At this time the significance of this new mineralization is being evaluated.

Doris System

The Doris deposits are typical of the “Archean lode” or “greenstone-hosted” deposit style and occur within a steeply dipping, over 3 km-long quartz vein system in folded and metamorphosed pillow basalts. At the north end, the veins are folded to create a high-grade anticlinal hinge zone lying close to surface (the Doris Hinge), which will be the first Hope Bay resource to be brought into production. The anticlinal fold axis extends south through Doris Lake, marking the transition between east-facing strata on the east shore of Doris Lake and west-facing strata on the west shore of Doris Lake. The dominant structure in the area is a tight to isoclinal antiform structure. The fold axis strikes approximately north-south and is doubly plunging. The antiform plunges shallowly to the north around the Doris deposit, and shallowly to the south at the south end of Doris Lake. The antiform axial plane is slightly inclined with an east vergence. The antiform is mapped based on younging directions from gas cavities in the pillowed Mg tholeiitic basalts. The Fe tholeiites only rarely contain gas cavities and their younging direction is inferred from adjacent Mg tholeiites.

The Central and Lakeshore veins at Doris North are the most important of the veins, and represent the limbs of a shallow northerly plunging anticline. The Lakeshore vein is the most continuous and robust structure in the Doris system and is in excess of 2,200m long, and varies in thickness from 2 to 20m. The Central vein is less extensive and narrower but locally high grade. The Doris Hinge mineralization which contains most of the Doris North resources is high grade. The strongest gold grades occur within the Central vein and Hinge zone at the crest of the anticline. Detailed in fill drilling in 2002 confirmed the continuity of high grade mineralization along a 300m strike extent of the Hinge zone. A feasibility study was completed on the Hinge zone in 2003. An updated feasibility study is currently underway and is expected to be completed during the second quarter of 2007.

The Doris Central zone lies approximately 1.2 km south of Doris Hinge, in an area where the Lakeshore vein is well mineralized and forms a shallow southerly plunging structure. At Doris Central the Lakeshore vein is similar in character to the veining at Doris North. The current geological interpretation at Doris central defines the intersection of a cross cutting structure with the Lakeshore vein and subsequent increases in gold mineralization.

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

Madrid System

The Madrid system is the largest deposit on the Hope Bay belt and is located 6 km south of Doris. The majority of the currently defined resources appear to be bound by the Deformation Zone, a zone of localized strain and alteration that is traceable over 11 km of strike. Substantial gold resources have been identified near a flexure in the Deformation Zone over a strike length of approximately 2 km and to a maximum depth of approximately 700 m.

The Deformation Zone is a regionally significant corridor of high strain and hydrothermal alteration adjacent to and locally transecting prospective iron-rich rock units. This structural and stratigraphic corridor is the locus of a significant mineralized trend with a number of mineralized occurrences identified through drilling over an approximately 11km strike length. Drilling to date has defined a number of zones along this strike length, with the best-defined areas to date lying within the northernmost 2,300m. Drilling in 2006 has largely established continuity between a series of previously isolated deposits. Interpretation is ongoing with the current deposits identified as Naartok East, Naartok West, Rand, Suluk, South of Suluk, Patch 7 and South Patch deposits. The bulk of the mineralization occurs within the northern portion of the system in the Naartok East, Naartok West, Rand and Suluk deposits. Current geological interpretation has identified Naartok West, Rand and Suluk as a single largely continuous deposit. Gold mineralization at the Madrid area is hosted by sericitic and iron-carbonate altered iron and titanium rich basaltic rocks, and less commonly by gabbro, ultramafic rocks and interlayered argillaceous sedimentary rocks. Alteration minerals are albite, dolomite and quartz. Unlike the Doris Deposit, gold mineralization in the Madrid area is characterized by multistage brecciation and alteration with at least two separate gold mineralization events. Gold occurs within north-northeast, east, southeast and north-northwest trending brecciated and carbonate altered zones, and is associated with disseminated pyrite.

Naartok

The Naartok discovery is the westernmost deposit in the Madrid system to date, where one drill hole in 2000 encountered 6.9 g/t gold over 51.8m (including 21.4 g/t gold over 11.4m). Drilling at Naartok in 2001 defined a broad zone of gold mineralization with a strike length of about 300m and a thickness of 10-30m. This zone is located in the hanging wall of the Deformation Zone and is characterized by a broad zone of >1g/t gold assays containing shoots of higher grade mineralization. Miramar focused on this system in 2006, completing the bulk of all Hope Bay drilling on Naartok in 2004, 2005 and 2006.

Mineralization at Naartok occurs in zones of multi-phase brecciation, quartz stock working/silicification, albitization and pyritization in the hanging wall of the Deformation Zone. Gold mineralization appears to be controlled by a combination of structures and favourable volcanic rocks that are preferentially altered and mineralized. Drilling to date has defined a steeply plunging zone of intense silicification/albitization and higher-grade gold values (15-25 g Au/t) extending 75-150m along strike, plunging +200m and averaging 5-25m thick in Naartok West and has defined a shallower plunging zone of intense albitization and pyritization (+5 g Au/t) extending 800m along strike, plunging at least 350m and averaging +30m thick in Naartok East.

Suluk Zone

Drilling in 2002-2003 initially identified the Suluk deposit approximately 600m southeast of Naartok along the Deformation Zone. At Suluk sub-parallel and variably altered and mineralized horizons which dip at -80 degrees to the west have been traced for 500m along strike and to depths of more than 500 m below surface. The mineralization at Suluk is similar to Naartok, with silicification, quartz stock works and pyrite within a broader sericite-dolomite alteration halo.

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

Rand Zone

The Rand Zone is roughly west striking and north dipping and occurs east of the Naartok East zone. Rand mineralization is hosted within the same rock units as Naartok and Suluk and 2006 drilling has established that Rand is the easterly extension of the Naartok West zone and that mineralization is nearly continuous to the south linking with the Suluk deposit.

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

Exploration

2000

The Miramar/HBGC joint venture (“HBJV”) commenced a major exploration program on the Boston and Doris deposits in 2000 and for the entire project area, some 45,580.1 m of diamond drilling in 319 holes were completed.

The Boston ramp/decline was dewatered and 16,024.3 m were drilled in 145 holes of detailed in-fill underground drilling on a nominal 10 m by 15 m spacing. This work further defined a high-grade trend in the central portion of the B2 zone. A small number of these holes tested various possible vein orientations in the B3 zone. Twenty surface holes totaling 3,927.6 m were drilled at Boston.

Drilling at Doris concentrated on the Hinge zone on what became Doris North and Doris Central and on Doris Connector. Diamond drilling totaled 23,460.1 m in 142 holes.

Drilling in the Madrid area totaled 2,168.1 m in 12 holes.

2001

During 2001, the HBJV completed 35,044.4 m of diamond drilling in 356 holes and 5,008.6 m of reverse circulation (“RC”) drilling in 154 holes.

The HBJV discovered two new zones in the Madrid area, the Suluk and Naartok, and completed infill drilling on the Boston deposit and the Doris Connector resource. A small amount of diamond drilling was carried out elsewhere on Madrid. The RC drilling concentrated on Madrid outside of the resource areas and on regional targets over the entire project area.

In addition, the HBJV carried out till surveys and detailed mapping and various lithogeochemical and other research projects.

2002

During 2002, Miramar acquired 100% ownership of the project in a stock transaction with HBGC and completed 24,594.2 m of diamond drilling in 286 holes and 4,911.4 m of RC drilling in 38 holes. In addition, nineteen condemnation and geotechnical diamond drillholes totaling 752.0 m were drilled on Doris Connector.

Diamond drilling concentrated on Doris Hinge, Madrid outside of resource areas and regional targets. RC drilling concentrated on Madrid outside of resource areas and regional targets.

A Miramar contractor carried out seismic refraction surveys on the Twin Peaks (Maximus option), North Windy, Gas Cache and Nexus areas. In the case of Nexus, a bedrock seismic velocity model was generated in order to assist in interpreting alteration and structural corridors.

Heavy mineral separates till sampling was undertaken in the Doris, North Madrid and Daiwa areas. Samples in the North Madrid area indicated potential for additional resources based on gold grain morphology and assumed travel distance of the grains. In the Daiwa area, a number of unexplained anomalous till samples was returned.

Lithogeochemical studies of the existing whole rock database and new samples collected from the drilling and mapping programs were used to design a Hope Bay rock classification scheme, which was subsequently used to screen unknown samples.

Baseline environmental surveys were carried out as part of permitting activities.

2003

In 2003, Miramar completed 43,238.3 m of diamond drilling in 169 holes and 1,808.8 m of RC drilling in 82 holes. In addition, eight condemnation and geotechnical diamond drillholes totaling 252.3 m were drilled on Doris Hinge, seven geotechnical diamond drillholes totaling 264.3 m were drilled on Doris Connector and seven geotechnical diamond drillholes totaling 181.5 m were drilled on Doris Central.

Deep drilling targeting the Boston deposit extended mineralization to approximately 1,000 m below surface and 600 m on strike and a surface re-mapping program was completed and generated a revised working model for the deposit. The highlight was an intersection of 54.5 g Au/t over 9.0 m true width in hole S03-293 at over 1,000 m vertical on the B2 zone.

Elsewhere diamond drilling was concentrated on the Madrid Suluk resource area, doubling the depth extent and confirming a revised geological interpretation. Elsewhere on Madrid, diamond drilling tested mineralized zones in structures and splays parallel to or adjacent to the Deformation Zone in the Patch/Rand areas. Two holes were drilled on Doris Connector and several regional targets were drilled.

RC drilling concentrated on Madrid outside the resource areas and on regional showings/target areas, including South Nexus, Gas Cache and Boston NE, all of which demonstrated potential to host significant gold mineralization.

Twelve regional targets, including those RC drilled, were the subject of regional mapping and geophysical programs. Miramar carried out detailed geophysical surveys, ground magnetics by a contractor and an E-Scan conductivity survey by another contractor over certain areas and conducted various lithogeochemical and other research projects.

A draft environmental impact statement (“EIS”) for the Doris North deposit was submitted to the Nunavut Impact Review Board (“NIRB”) in early 2003. Permitting activities continued throughout the year.

2004

During 2004, Miramar completed 43,447.5 m of diamond drilling in 86 holes and 1,577.4 m of RC drilling in 86 holes. In addition, six geotechnical diamond drillholes totaling 290.9 m were drilled on Doris Hinge.

Diamond drilling was concentrated on Madrid Naartok where the resource area was expanded. Further drilling was carried out at Boston and a small number of holes was drilled at Doris Hinge and Madrid Suluk and Rand.

The RC drilling was concentrated on Madrid outside the resource areas and on regional targets.

Miramar also carried out detailed mapping and various lithogeochemical and other research projects.

Permitting studies and activities continued and the formal Doris North EIS was submitted to NIRB late in the year. It was returned with a request for additional studies and information.

2005

During 2005, Miramar completed 33,197.70 m of diamond drilling in 133 holes. In addition, six geotechnical diamond drillholes totaling 66.3 m were drilled on Doris Connector. There was no RC drilling.

Drilling was concentrated on the Madrid Naartok zone and added to the resource base. A small number of holes were drilled elsewhere on the Madrid Trend and on regional targets, which included the North and South Nexus areas on the southern portion of the Madrid Trend, at West Kink and the Eastern Contact and Twin Peaks areas on portions of the property optioned to Maximus. In addition, infill drilling was carried out to upgrade resources in the Doris Central zone.

18 km of Induced Polarization surveying were carried out over portions of the Madrid area and the Kink and Nexus areas. In addition, Miramar carried out mapping, prospecting and various lithogeochemical, thin section and other research projects.

The Doris North Project EIS was re-submitted to the NIRB.

2006

During 2006, Miramar completed 65,975 m of drilling. The bulk of the drilling focused on the Madrid system and totaled approximately 45,900 m or 70% of the 2006 drill total for the Hope Bay Project. Drilling generally targeted extensions to known mineralization, infill drilling on selected portions of deposits, and limited drilling below 300 m vertical to extend deposit extensions. The goals and objectives in 2006 at the Hope Bay Project were to upgrade sufficient resources within the Boston, Doris Central and Naartok deposits to an indicated confidence level which would support a feasibility study for phase 2 development on the Hope Bay belt with emphasis on the Madrid deposits. The results are summarized below.

Madrid. In 2006, the Corporation focused on drilling “gap areas” between existing mineralized zones, drilling the strike extensions of mineralized zones and drilling selected internal targets within weakly defined mineralized zones. The Corporation completed approximately 45,900 m (70% of the 2006 drill total for the Hope Bay Project) of drilling on the Madrid system. The “gap areas” were identified by running preliminary open pit models on the year end 2005 resources at Madrid. Two scenarios were selected to define a general range of possible pit shapes: a higher mining cost option roughly based on a $2.00 per tonne cost of mining and a lower cost option of $1.35 per tonne cost of mining. A large portion of the drilling at Naartok East, Rand, Suluk and South Suluk targeted the gaps between mineralization within the two pit options. Additional drilling was completed to extend and establish continuity of mineralization below 300 m to support potential underground studies.

Naartok East. Drilling was able to extend Naartok East a further 400 m north of the 2005 limits at shallow to moderate depths. Deeper drilling was also successful in extending mineralization.

Naartok West – Rand. Drilling was successful in extending the mineralization at Naartok West along strike to join the mineralization at Rand. This gap area was only weakly drilled and the continuous mineralization will have a positive impact on development studies.

Rand – Suluk. Drilling in this gap area was partially successful in establishing continuity of the mineralized zones. Geologically the mineralization appears continuous but widths are narrow and grades are moderate to low.

Suluk. Drilling was successful in extending mineralization both north and south from 2005 resource limits. Shallow drilling in areas that were historically under-drilled returned better that expected values. These results demonstrate the continuity of the Madrid system and illustrate significant potential to expand the known mineralization based on an improved understanding of the geologic controls on mineralization. At this point in time the mineralized zones at Naartok East and Suluk remain open at depth and along strike and will be tested in 2007.

Boston. Limited drilling at Boston identified a new style of mineralization at surface in the fold area and 13 holes were completed to coarsely define this mineralization. The mineralization tends to be wider but lower in grade that the main B2 and B3 zones. In response to the indistinct visual character of the BN zone mineralization a limited program of additional sampling was completed ion the core Boston B2 mineralized horizon. Initial results where inconclusive in identifying a halo of lower grade mineralization around the B2 resource limits. The sampling did however extend or identify new mineralized zones parallel to the B2 lenses. Further sampling of the historical and underground drilling will be required in 2007.

Doris System. A limited drill program to expand the resource at the Doris Connector zone (between Doris North and Doris Central) encountered similar grades and widths and the resource is largely unchanged.

Assessment Exploration. In 2006, a regional exploration program was completed to meet or exceed assessment requirements. No significant new discoveries were made. Data collected will be used to design the 2007 exploration program.

Drilling

With the exception of the 2000 underground drilling at Boston, which was carried out by Advanced Diamond Drilling of Surrey, B.C., all the Miramar drilling programs have been carried out by Major Drilling Group International Inc. (“Major”), headquartered in Moncton, N.B. The Hope Bay program is directly supervised and supported by Major’s Yellowknife office.

Drilling is carried out 24 hours a day, seven days a week from as early as March until as late as October and crews are rotated in and out of camp on a regular basis. Major has an on-site shop and supply centre and Miramar provides the camp and logistical services. There are 8 Major drills currently on site. There is a variety of drill types but all core is NQ2 sized (~50.7 mm in diameter).

An older RC (reverse circulation) drill was used between 1998 and 2004 was carried out by Major and JT Thomas Drilling of Smithers, B.C. (subsequently purchased by Major in 2001). This old RC drill was only capable of drilling vertical holes with the exception of the 2001 program when rigs had the capability of completing angled holes. Also, a new track mounted RC drill leased by Miramar is now on site and is capable of drilling angled holes in the 2007 drilling campaign.

Miramar and historic drilling details for the property up to December 31, 2006 are summarized in the table below.

HOPE BAY PROPERTY - DRILLING STATISTICS

Deposit/Zone/Showing	Year	Type	Holes	Metres
Boston System	pre-2000-2004	UG/SUR-DD	717	145,780
	2006	SUR-DD	18	8,306
Subtotal Boston			735	154,086
Doris System	pre-2000-2005	DD, CON, GTK	558	106,495
	2006	SUR-DD	14	3,114
Subtotal Doris North			572	109,609
Madrid System	pre-2000-2005	DD, RC	895	170,316
	2006	DD	216	51,860
Subtotal Madrid			1,111	222,176
Regional Targets	pre-2000-2005	DD, RC	734	29,039
	2006	DD	15	2,695
Subtotal Regional			749	31,734
GRAND TOTAL 12/31/06			3,167	517,605

* Virtually 100% of pre-2000 drilling over the entire Hope Bay property was by BHP.

Note 1: UG = underground; SUR = surface; DD = diamond drilling; RC = reverse circulation drilling; CON = condemnation; GTK = geotechnical.

Sampling and Approach

The logging geologist chooses the areas to be sampled and marks the beginning and end of each sample on the core box and the core, and draws a line along the sample length indicating how the sample is to be split. He or she places two parts of a three-part numbered paper sample tag, on which basic information, including assaying/analytical instructions are marked, in the box at the end of the sample. For security reasons, neither hole number nor meterage is marked on these tags. The third portion of the tag, which does record hole number and meterage, stays in the sample tag book. The sample number is also written on the core. Samples are a minimum of 0.3 m in length, a maximum of 1.5 m and must not straddle lithological contacts, vein contacts or alteration fronts. One metre shoulder samples are taken on both the footwall and hanging wall of the mineralized areas.

The logging geologist is responsible for choosing the appropriate commercial standard for insertion into the sample stream. There must be one standard inserted in each batch of 20 samples. He or she also prepares the numbered sample tag in the manner described above, places a portion of the tag along with the standard in a plastic sample bag, writes the sample number on the bag and passes this bag on to the sample splitters/geotechnicians who ensure that the standard sample gets into the sample stream in the proper sequence. One blank sample (using locally derived sawed diabase core to disguise it as much as possible) is also included in each batch of 20 samples. The blank is often inserted immediately after highly mineralized samples to test for contamination during sample preparation at the laboratory.

Following logging, the core is photographed then passed on to the samplers. One of the two numbered tags is placed in a plastic sample bag and the same sample number is written on the bag. The sample is then diamond sawed as per the core markings, one half going into the bag and the other returned to the box and retained for future reference and further test work as required. Once splitting of a sample is complete, the second portion of the sample tag is stapled to the core box at the end of the sample in question. The plastic bags are sealed with zap straps (plastic straps used by tradespeople to bundle wires, etc.), and put into rice bags holding a maximum of 22.6 kg to avoid excess air cargo charges. Individual rice bags contain only samples from a specific hole or portion of a hole and shipments comprise complete holes only. Shipments are flown to Yellowknife on Miramar charter aircraft.

Quality Assurance/Quality Control

Miramar has a comprehensive quality assurance/quality control (“QA/QC”) program in place that in Watts Griffis and McOuat Limited’s (“WGM”) opinion meets industry standards. The analytical method for the gold analyses is gravimetric assay done by ALS Chemex Laboratories in North Vancouver with metallic screen assays for all samples assaying over 20 g/t gold. Check assays are completed by TSL Laboratories in Saskatoon as part of the QA/QC program.

Commercial standards and field blanks (one of each per batch of 20 drill core samples) are inserted into the sample stream in the field and the results of these assays are monitored and the database updated on an ongoing basis. Should any standard return a value more than two standard deviations from its expected value, that sample and all the samples in that batch are reassayed. The batch may not be re-assayed in cases where sample values in the batch are below the detection limit or if the sample population for a new standard is too small to provide a representative mean value.

The commercial laboratories used by Miramar have their own internal QA/QC protocols involving the use of standards and blanks.

Security of Samples

Miramar has protocols in place to ensure the security of its core samples and the analytical data derived from them. Among these are:

•	Individual plastic sample bags are securely sealed with non-reusable zap straps prior to being placed in larger rice bags for shipment off site in charter aircraft;
•

Discovery Mining Services Limited (“Discovery”), based in Yellowknife, which acts as expeditor for Miramar, unloads the sample shipments from the charter aircraft in Yellowknife. If the First Air cargo office is open, Discovery delivers the shipments into First Air’s custody and if not, Discovery holds the shipment in its secure warehouse until First Air is open;

•

The shipments are flown to Edmonton using First Air/Air Canada and then are transferred to Canadian Freightways for truck transport to ALS Chemex in North Vancouver which is Miramar’s primary laboratory;

•	Neither drillhole numbers nor meterages are written on the sample tags included with the samples shipped so the laboratory cannot identify the locations of the samples; and
•	Assay results are restricted to a small number of Miramar personnel and only a limited number of Miramar personnel can relate the sample numbers and assays to the hole from which they came.

Data security is maintained in large part by the fact that sample numbers do not directly identify the source of the sample. Only with extreme difficulty could a non-authorized party gain access to the data required to tie assay results to individual holes and meterages.

Mineral Resource and Mineral Reserve Estimates

John R. Sullivan, B.Sc., P.Geo of WGM and Michel Dagbert, P.Eng of Geostat Systems International Inc.(“Geostat”) prepared an NI 43-101 technical report titled “A Technical Review of the Hope Bay Gold Project, West Kitikmeot, Nunavut Territory of Canada” for Miramar Mining Corporation” dated June 28, 2006 (the “WGM Report”). WGM’s assignment regarding Mineral Resources consisted of an audit of the December 31, 2005 estimates, as prepared in-house, for the Madrid Deposit Area resource zones, namely Naartok West, Naartok East and Rand.

Miramar has also prepared updated in-house Mineral Resource estimates for the Boston and Doris deposits and other zones in the Madrid Deposit Area. These estimates have been updated by Miramar periodically since they were last the subject of an independent NI 43-101-compliant technical report dated September 2, 2003 (the “2003 Report”). In Miramar’s opinion, the changes since the 2003 Report have not been material.

All resource and reserve estimates as of December 31, 2005 were prepared by the MHBL staff in accordance with NI 43-101 and reviewed by John Wakeford, P. Geo., Vice-President, Exploration for the Corporation and the Qualified Person in accordance with NI 43-101. Resource estimation models for Boston and Doris (excluding the Doris Hinge and Doris Central zones) have not changed since 2002 and used a two dimensional polygonal approach. The Doris Hinge, Doris Central, Naartok and Suluk deposits were block modelled using ordinary kriging methods, whereas other zones applied inverse distance methods, also the same as 2002. Resource estimation models for the Madrid area used three dimensional block model methods, except for the South Suluk and South Patch 14 areas, which used a two dimensional polygonal approach. Capping and cut off grades were applied. Measured resources were estimated only in the Boston B2 Zone where the resource blocks have been undercut. Indicated resources for all the deposits generally lie within 25 m of a drill hole within detail drilled areas and inferred resources generally lie no more than 50 m from a drill hole. The estimates for the Madrid area (except South Patch 14) were reviewed by an independent resource consultant in 2003-5, while those for Doris Central and Boston were audited by an independent resource consultant in 2001. The resource estimates for Doris Hinge, Doris North and South Patch were audited by Steffen Robertson and Kirsten (Canada) Inc. (“SRK”) in 2002.

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

The mineral resources at the Hope Bay Project are being recalculated at December 31, 2006 using work completed in 2006 and the updated resources will be released by the Corporation when available.

The following tables set forth the indicated and inferred mineral resources at the Hope Bay Project as set forth in the WGM Report as at December 31, 2005:

HOPE BAY INDICATED MINERAL RESOURCES

PREPARED BY MIRAMAR

Area/Deposit Zone	Indicated		Cutoff	Contained Ounces Au(2)
	Tonnes	g Au/t	g Au/t
Madrid Deposit Area
Naartok East(1)	6,825,000	4.2	2	915,000
Naartok West(1)	5,023,000	4.3	2	699,000
Rand(1)	1,379,000	3.2	2	143,000
Suluk	1,125,000	4.2	2	153,000
South Patch	N/A			N/A
South of Suluk	N/A	N/A		N/A
Subtotal Madrid	14,352,000	4.1		1,909,000

Area/Deposit Zone	Indicated		Cutoff	Contained Ounces Au(2)
	Tonnes	g Au/t	g Au/t
Doris Deposit
Doris Hinge(3)	345,000	34.7	8	385,000
Doris North/Connector	N/A
Doris Central	824,000	12.9	5	341,000
Doris Pillars	N/A	N/A		N/A
Subtotal Doris	1,169,000	19.3		726,000
Boston Deposit
Boston B2	1,949,000	11.4	4	713,000
Boston B3/B4	363,000	7.3	4	85,000
Subtotal Boston	2,312,000	10.7		798,000
Total Indicated(4)	17,834,000	6.0		3,433,000

(1)	Audited by WGM, 2006
(2)

Disclosure of contained ounces is permitted under Canadian regulations; however, the United States Securities and Exchange Commission (“SEC”) generally permits mineralization that does not constitute “reserves” to be reported only as in place tonnage and grade.

(3)	Includes the undiluted, unrecovered Probable Mineral Reserve for Doris Hinge referred to below.
(4)	Numbers may not add up exactly due to rounding.

HOPE BAY INFERRED MINERAL RESOURCES

PREPARED BY MIRAMAR

Area/Deposit Zone	Indicated		Cutoff	Contained Ounces Au(2)
	Tonnes	g Au/t	g Au/t
Madrid Deposit Area
Naartok East(1)	7,157,000	3.7	2	847,000
Naartok West(1)	3,755,000	4.0	2	482,000
Rand(1)	3,860,000	2.8	2	352,000
Suluk	14,560,000	4.0	2	1,890,000
South Patch	227,000	22.5	7	164,000
South of Suluk	573,000	9.8	6	180,000
Subtotal Madrid	30,132,000	4.0		3,915,000
Doris Deposit
Doris Hinge	28,000	10.0	8	9,000
Doris North/Connector	1,270,000	13.9	5	569,000
Doris Central	73,000	12.8	5	30,000
Doris Pillars	263,000	18.6	5-7	158,000
Subtotal Doris	1,634,000	14.5		766,000
Boston Deposit
Boston B2	995,000	9.1	4	292,000
Boston B3/B4	1,437,000	9.7	4	449,000
Subtotal Boston	2,431,000	9.5		741,000
Total Inferred(3)(4)	34,197,000	4.9		5,421,000
(1)	Audited by WGM, 2006
(2)

Disclosure of contained ounces is permitted under Canadian regulations; however, the SEC generally permits mineralization that does not constitute “reserves” to be reported only as in place tonnage and grade.

(3)	Inferred Mineral Resources are reported in addition to Indicated Mineral Resources.
(4)	Numbers may not add up exactly due to rounding.

Cautionary Note to U.S. Investors concerning estimates of Resources. This table uses the terms “indicated resources” and “inferred resources”. The Corporation advises U.S. investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources. This table uses the term “inferred resources.” “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Miramar reports a Probable Mineral Reserve of 458,200 t grading 22 g Au/t for the Doris Hinge Zone which is included in the Indicated Mineral Resource. This Probable Mineral Reserve was estimated during the course of a Feasibility Study carried out by SRK on the Doris North Project in 2002 (the “SRK Feasibility Study”). A summary of the SRK Feasibility Study supporting the Probable Mineral Resource was presented in an independent technical report dated February 2003 and filed on SEDAR February 10, 2003. This Probable Mineral Reserve is included within the Indicated Mineral Resource reported in the table above entitled “Hope Bay Indicated Mineral Resource”, to which dilution of 39% and a mining recovery factor of 95% have been applied. The price of gold used in the Feasibility Study was US$325/ounce. See “Doris North Development Plan” below.

As the SRK Feasibility Study is now several years old, the Corporation has commissioned an update to SRK Feasibility Study by SNC-Lavalin Engineers and Constructors Inc. (the “SNC Study”). The SNC Study will update the capital and operating costs to account for current supply and gold prices. The Corporation expects to receive the SNC Study mid-2007.

Exploration and Development Plans

The Corporation’s objective is to become an intermediate gold producer through the sequential development of the Hope Bay Project by first developing the high grade Doris North deposit to generate cash flow to fund the subsequent development of a bulk tonnage operation at Madrid and a satellite mining operation at Boston. In parallel with these development activities, the Corporation plans to increase the overall gold resources on the belt through the expansion of the known deposits and discoveries for new ones.

The Corporation initially planned a three phase approach to developing the Hope Bay Project, starting with the Doris North Project.

The proposed Doris North Project is a small-scale, high-grade, low-cost, high-return gold mine with the objective of generating significant cash flow, after capital payback, which would be used to advance the subsequent phases while minimizing equity dilution. Doris North is projected to produce 155,000 oz of gold per year for two years.

Under the initial plan, Doris North would be followed by a medium term operation developing the higher grade, more accessible areas of the Boston, Doris and Madrid deposits, followed by a longer term operation maximizing the potential of the Madrid deposit and the remainder of the Boston and Doris deposits.

Work completed in 2006 has indicated that it may be more appropriate to develop the Hope Bay Project in only two phases: Doris North and a second larger phase. Currently MHBL is conducting engineering studies to assess whether the next phase of development should be underground, open pit or a combination of both. When these studies have been completed, MHBL plans to commence a feasibility study on Phase 2 based upon the mining method determined by the engineering studies.

Production from Doris North is subject to successful completion of permitting procedures and any options for production from Doris Central, Madrid or Boston will be subject to the successful completion of additional drilling, economic studies and permitting procedures, as well as availability of financing among other conditions.

Prior to 2004, exploration tended to target outcropping shear and quartz vein hosted Archean lode gold deposits, such as those discovered at Boston and Doris. However, with the discovery of the larger mineralized Naartok and Suluk zones in the Madrid system in 2001 combined with a better understanding of the exploration potential for these large systems, exploration shifted toward discovery and delineation of mineralized zones at Madrid resulting in the majority of resource additions on the Hope Bay Project in 2003-2006.

The Corporation has established the following goals for its activities at Hope Bay during 2007:

1.	Advance Doris North through the permitting process towards a development decision – discussed under “Doris North Development Plan” below.
2.	Complete an update of the Doris North Feasibility Study.
3.	Initiate Doris North development and purchase and ship to site equipment and materials required to maintain the planned production start in 2008.
4.	Complete the economic and technical studies on Phase 2 of Hope Bay development.
5.	Complete required resource definition, resource calculations and geotechnical field work to support the Phase 2 development plan.
6.	Initiate a Feasibility Study on Phase 2 development.
7.	Complete both regional and perimeter exploration programs to identify new resources on the belt and maintain the current land package.

2007 Exploration Work

The Corporation plans to spend approximately $31 million on exploration work at the Hope Bay project in 2007, principally on the following:

1.	$11.8 million on drilling at Madrid, including resource to reserve drilling to support a Phase 2 feasibility study, resource expansion and global resource drilling
2.	$2.9 million on Boston resource expansion drilling and B2 resource definition
3.	$3.8 million on exploration drilling along the Madrid trend and other areas of the Hope Bay belt

4.	$8.1 million on camp and transportation costs
5.	$4.1 million on other indirect expenditures

Approximately 50,000 m of drilling will be directed toward the Madrid group of deposits and will largely be in support of the Phase 2 feasibility study. Drilling will also be directed toward expansion of the Madrid resource at Naartok east and Suluk. A limited amount of drilling is reserves for deeper testing and long strike extensions.

Approximately 10,000 m of drilling will be directed toward expanding and better defining the new BN zone. An extensive program of sampling of historical drilling in the B2 zone will also be conducted.

Approximately 12,000 m of drilling will test other targets within the Hope Bay belt.

Doris North Development Plan

In 2002, SRK was engaged to prepare a feasibility study with respect to the economic potential of a stand alone development of the high grade, near surface Doris North zone. The SRK Feasibility Study was delivered to the Corporation in January 2003.

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

The SRK Feasibility Study contemplates that ore would be hauled from underground by truck to a crusher located adjacent to the portal that would feed a semi-modular mill much of which will be pre-constructed off site and then set in place on concrete foundations within the mill building. The ore would undergo conventional crushing and grinding with an integrated gravity gold recovery circuit followed by flotation and cyanidation of flotation concentrates, with gold doré produced on site.

The Doris North Project will be subject to a 12% net profits royalty with an 85% limit on deductions which has the effect of establishing a minimum 1.8% net smelter return royalty payable to NTI. The actual royalty that will be payable has not yet been determined and will depend upon the deduction of historical and current explorations costs, capital and operating costs.

Rock extracted from onsite quarries would be used for civil construction projects, such as a 4.8km permanent access road to a barge off-loading area on the coast 3.7 km to the north, a barge landing site, an airstrip, and two tailings dams. Tailings are proposed to be deposited sub-aqueously in a small lake to the east of the mill site locally known as Tail Lake.

As contemplated in the SRK Feasibility Study, all equipment, bulk supplies and materials would be moved to site by barge from Hay River. Other supplies and personnel will be transported to and from site by aircraft. Camp facilities for up to 175 personnel (sufficient for operating and exploration activities) would be constructed, with employees retained on a fly-in, fly-out basis, with hiring from southern Canadian communities and from the local communities in the West Kitikmeot region. Total employment at the Doris North Project is estimated to be 150 persons.

The SRK Feasibility Study estimated the capital cost of the Doris North Project at $40 million. The prices of fuel, steel and other commodities have increased since the SRK Feasibility Study; however, the price of gold has increased during the same period so that increased revenue will likely offset possible increases in capital or operating costs. The Doris North Project is not as sensitive to recent increases in fuel and steel prices as other such projects because it is a relatively small scale high grade underground mining operation, with minimal development required to access very high grade reserves. Future fluctuations in commodity prices could affect the economics of the Doris North Project.

As the SRK Feasibility Study is now four years old, the Corporation has commissioned an update to SRK Feasibility Study by SNC-Lavalin Engineers and Constructors Inc. (the “SNC Study”). The SNC Study will update the capital and operating costs to account for current supply and gold prices. The Corporation expects to receive the SNC Study in the second quarter of 2007.

Development Schedule

The Corporation is targeting having all required permits for production at Doris North by the end of 2007. The Corporation plans to initiate preliminary site construction (earthworks) in the second quarter of 2007 using equipment brought to site over the sea ice from Cambridge Bay supplemented by equipment and materials brought to site by air (C130 Hercules). Additional construction equipment and materials will be shipped to site by barge in the summer of 2007 with construction continuing through the winter of 2007-2008. Underground mine development would start in late 2007 with the collaring of the portal. The milling equipment modules and operating supplies will be shipped to site by barge in the summer of 2008 with production in second half of commencing in late 2008. MHBL has placed an order for an initial 118 person camp for the project to be delivered to site by barge in the summer of 2007. This will be supplemented with a portable Weatherhaven camp and exploration camp facilities as required during construction.

The Corporation expects to commit $14.2 million to the development of the Doris North Project in early 2007 on:

•	Initial earthworks construction
•	Camp buildings
•	Mill building
•	Underground mining equipment
•	Sufficient fuel, explosives and other supplies and materials to last until the 2008 sealift.

The Corporation may commit additional funds to Doris North development, depending upon the results of the SNC Study and progress in obtaining required permits.

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

Any water use on Inuit lands requires a licence. The NWB issues all water licences and permits within Nunavut subject to a review by NIRB under the Nunavut Waters Act, which can make recommendations to the NWB respecting permit issuances.

Doris North Permitting Progress

Most of the activities contemplated on the Doris North Project will be located on land on which the Inuit retain both surface and mineral rights. The NIRB is the principal permitting regulatory agency for the Doris North Project under the NLCA.

In March, 2006 the NIRB completed its environmental assessment of the Doris North Project and recommended to the Minister of Indian and Northern Affairs Canada that the Doris North Project should proceed to obtain permits. The Minister accepted the NIRB recommendation in July, 2006 and in September, 2006 the NIRB issued a project certificate authorizing permitting agencies to proceed to grant permits for the construction and operation of the project. MHBL has applied for all material permits required for the project. Two principal permits are an amendment to Schedule 2 of the Metal Mining Effluent Regulations (“MMER”) under the Fisheries Act (required to allow tailings to be placed sub-aqueously within an existing lake) and a water licence from the NWB under the Nunavut Waters Act.

A condition of the MMER amendment is the Department of Fisheries and Oceans (“DFO”) accepting MHBL’s choice of tailings facility based on a rigorous assessment of all alternatives. Based on this assessment DFO accepted the MHBL’s selection of the proposed tailings facility in January, 2007 and has requested that Environment Canada amend the MMER to include the tailings facility in Schedule 2. This amendment is expected in the second half of 2007. MHBL has reached agreement in principle with DFO on a fisheries compensation plan for the Doris North Project and is currently preparing final designs for the proposed compensation measures expected to lead to a Compensation Agreement which in turn will allow DFO to issue authorizations under the Fisheries Act for the deposition of tailings into an existing water body.

MHBL applied to the NWB for a water licence for the Doris North Project in March of 2002 and filed supplemental materials in October, 2006. In January the NWB provided technical comments and further guidelines for the water licence application to be included in a new submission. MHBL plans to submit the requested materials by early April, 2007 and the NWB has indicated that water licence hearings should proceed in the early summer of 2007.

MHBL has entered into an IIBA and a water compensation agreement with the KIA and will need to obtain leases of the surface at and around the Doris North Project in order to proceed with the project. MHBL is currently negotiating the form of these leases. MHBL will also need a mineral production lease from NTI, a corporation which holds mineral rights on behalf of Inuit. MHBL is currently negotiating this lease. MHBL will need several other minor permits (e.g., Explosives License from Natural Resources Canada, foreshore lease for the Jetty from Indian and Northern Affairs Canada) and MHBL is proceeding to obtain these.

Con Mine

The Con Mine is owned by Miramar Con Mine Ltd. (“Con Ltd.”), a wholly owned subsidiary of the Corporation. The Con Mine operated from 1938 until November 2003 when mining operations ceased. During that time, it was on care and maintenance from 1941 to 1945 and was closed during most of 1998 and part of 1999 as a result of a strike by the hourly workers. The Con Mine was operated from 1986 to 2003 by Con Ltd. The Corporation acquired all of the outstanding shares of Con Ltd. together with the outstanding indebtedness of Con Ltd. to NERCO Minerals Company (“NERCO Minerals”), its former parent, for a purchase price of approximately US$25,000,000 and 3,900,000 Common Shares valued at $4,875,000 on October 14, 1993.

On August 8, 2000, Con Ltd. received a renewal of the water licence (the “Con Mine Water Licence”) for the Con Mine under the Northwest Territories Waters Act. In July of 2006 the MVLWB extended the Con Mine Water Licence through January 30, 2008. This allowed the mine to pass from an operating site into a closed site and allowed for the Final Closure and Reclamation Plan to be developed and approved through a public review process. Con Ltd. has prepared a renewal application for the Con Mine Water License and will submit it in the late spring of 2007 once the Final Closure and Reclamation Plan has been approved by the MVLWB. The renewal application will cover reclamation measures, ongoing water treatment and environmental monitoring but not include allowance for mining and milling.

As a condition of the Con Mine Water Licence, Con Ltd. must maintain a security deposit for the cost of future reclamation of the Con Mine as required by the Mackenzie Valley Land and Water Board (“MVLWB”) and in a form acceptable to Indian and Northern Affairs Canada (“INAC”). The Con Water Licence required initial security in 2000 of $1.5 million which was to increase by $1.5 million per year to a total of $9 million. The balance of the security requirements have been satisfied through the transaction described below.

Pursuant to an agreement dated September 18, 2002 between Con Ltd. and Northwest Territories Power Corporation (“NTPC”) (the “Bluefish Sale Agreement”), on April 4, 2003 Con Ltd. sold the Bluefish Power Plant (“Bluefish”) to NTPC for a purchase price of $10 million which was paid on December 30, 2004 (the “Bluefish Proceeds”).

On December 31, 2004, $9 million of the Bluefish Proceeds was deposited into a reclamation security trust (the “First Con Mine Trust”) to fund the reclamation of the Con Mine if Con Ltd. does not meet its reclamation obligations with respect to environmental compliance, reclamation, post-closure control measures, monitoring and ongoing maintenance and adaptive management programs for environmental impacts in connection with the operation of and closure of operations at the Con Mine under the Northwest Territories Waters Act and the Con Mine Water Licence. The deposit into the First Con Mine Trust satisfied the security deposit obligations of Con Ltd. under the Con Mine Water Licence.

In connection with the Bluefish sale, the Corporation and Con Ltd. granted to NERCO Minerals an indemnity (“NERCO Indemnity”) with respect to any costs related to the potential environmental liabilities associated with the operation of the Con Mine. As security for its obligations under the NERCO Indemnity, Con Ltd. granted to Nerco Minerals a general security agreement over all of the assets of Con Ltd.. In addition, Con Ltd. established a second reclamation security trust (the “Second Con Mine Trust”) to fund any reclamation of the Con Mine site not funded by the First Con Mine Trust. On December 31, 2004, the remainder of the Bluefish Proceeds ($1 million) was deposited into the Second Con Mine Trust. All proceeds of sale of the assets of the Con Mine (net of Con Ltd.’s reasonable costs of sale) will also be deposited into the Second Con Mine Trust. The second Con Mine Trust currently has approximately $1.5 million committed to it.

Part of the Con Mine property has shown elevated arsenic levels and, according to mine management, a maximum of 30 hectares may need some form of remediation (primarily the historic and more tailings disposal areas). Ore from the Con Mine contains gold naturally associated with arsenic bearing minerals. Until 1970 gold was extracted from refractory ore, where the gold is intimately associated with arsenic, and recovered through roasting the arsenical sulphides. While some of the elevated arsenic levels around the mine are likely due to mining operations, it is also likely that the naturally occurring background arsenic level is elevated due to the arsenic minerals in the extensive mineralized shear zones. Remediation of arsenic contamination is part of the long-term reclamation of the mine.

An autoclave facility was constructed and commenced operation during late 1992 to process refractory ores from ongoing mining and gold-bearing arsenic sludge from the historic roasting operations. Operation of the autoclave to process the arsenical sludge eliminated a potential environmental liability at the site by converting the contained arsenic into a stable and environmentally benign ferric arsenate in the stable mineral form of Scorodite. The autoclave has been processing the arsenical sludges that came from prior roaster operations on the Con Mine property since March 2000 and will continue to do so until all of these materials have been treated. The historic sludge ponds were essentially cleaned out by the end of the 2006 summer season and the removed arsenic-bearing material was mixed with iron rich roaster calcine and then stored in a concrete lined pit in the blend plant while awaiting final processing through the autoclave in the summer of 2007. It is anticipated that all such material will have been treated through the autoclave by the end of the 2007 summer season allowing the autoclave to be decommissioned and the mill facilities to be demolished over the later half of 2007 and into 2008.

As required under the Con Mine Water Licence, Con Ltd. filed an updated Closure and Reclamation Plan in 2001 (the initial plan was submitted to the MVLWB in the 1980’s) and a revised Closure and Reclamation Plan (the “Plan”) with the MVLWB in March 2003. The MVLWB established a working group with representatives from Environment Canada, Department of Fisheries and Oceans, INAC Water Resources, Wildlife & Economic Development of the Government of the Northwest Territories, Stanton Territorial Health Authority, Ministry of Municipal and Community Affairs for the Government of the Northwest Territories, City of Yellowknife, Dene Nation, North Slave Metis Alliance, Dogrib Treaty II Council and Northwest Territories Chamber of Mines for the purpose of reviewing each of the sections of the Plan and advising the MVLWB accordingly. This working group met approximately 20 times from 2003 to 2006 and has made recommendations on each section of the Plan to the MVLWB. In turn the MVLWB has issued conditional approval on all sections of the revised Plan (with the exception of the revised reclamation cost estimate). In January of 2007, Con Ltd. submitted the Final Closure and Reclamation Plan (the “Final Plan”) which incorporated revisions to address all of the conditions set by the MVLWB. The MVLWB is currently reviewing this Final Plan and has called for final comments by late March 2007. It is expected that this will lead to formal approval the Final Plan by the MVLWB in April of 2007.

Final processing of arsenic bearing sludges and calcines is expected to be completed in 2007. Reclamation activities has commenced with demolition and clean up of the remaining infrastructure expected to be completed by the end of 2008. Reclamation of the tailings containment areas is expected to be completed by the end of 2010. The underground mine is flooding and the flooded level should equalize at or near surface by late 2014. Ongoing water treatment of site runoff is expected to continue for a minimum of 25 years with the contaminant load requiring treatment expected to decrease over time. Post-closure maintenance and environmental monitoring has been included in the reclamation estimate for a period of 50 years with the degree of effort required expected to decline over time as the reclaimed site stabilizes and the reclamation measures become self-sustaining.

Although the ultimate amount to be incurred is uncertain, the liability for site closure and reclamation has been estimated on an undiscounted basis before inflation to be $22.1 million, to be expended from 2007 to 2050. The Corporation has $10.9 million on deposit in the reclamation security trusts. The Corporation has committed the proceeds from any assets sales at the Con Mine to the Con Mine reclamation security trusts and the funds in the trusts will be applied to, in part, offset the reclamation costs as they are incurred.

EQUITY INVESTMENTS

Sherwood Copper Corporation

As at March 28, 2007 the Corporation owns 2,094,643 common shares of Sherwood Copper Corporation (“Sherwood”), representing a 5% interest. Sherwood is a publicly-traded company listed on the TSX Venture Exchange.

In 2005 Sherwood completed a takeover bid for Minto Exploration Ltd. (“Minto”). In consideration of Quest Capital Corp. (“Quest”) providing a financing facility to Sherwood to facilitate the Minto takeover, on March 23, 2005 the Corporation granted to Quest an option to purchase 1.0 million Sherwood shares at $0.25 per share for 18 months, and 1.5 million Sherwood shares at $0.35 per share for 18 months from the date that Sherwood completed the Minto takeover. The Corporation also agreed not to sell any shares of Sherwood while the Quest finance facility is outstanding. Sherwood issued to the Corporation 428,571 shares and 428,571 warrants exercisable at $0.35 per share. These warrants were exercised and sold by the Corporation in 2006. The Corporation purchased 1.2 million Sherwood shares at $0.25 per share by private placement. After these transactions the shares of Sherwood were consolidated at the rate of one new share for four old shares.

In 2006 the Corporation exercised its warrants and sold 107,143 shares of Sherwood (428,571 pre consolidation shares). Quest has also exercised both options granted to it by the Corporation. The Corporation granted an option to purchase 187,500 shares of Sherwood to a former executive of the Corporation who became President of Sherwood and his affiliates, and these options have been exercised. The 2,094,643 Sherwood shares held by the Corporation are after giving effect to the share consolidation and the sale of shares.

Northern Orion Explorations Ltd.

The Corporation holds a net smelter proceeds agreement (the “Proceeds Agreement”) which requires Northern Orion Explorations Ltd. (“Northern Orion”) to pay to the Corporation an amount equal to 2.5% of the net smelter returns from all products sold from the Agua Rica property. The Proceeds Agreement also requires Northern Orion to pay to the Corporation 50% of the net proceeds of sale of any interest in the Agua Rica property. The maximum amount payable under the Proceeds Agreement is $15 million. The Agua Rica copper/gold property is a large copper porphyry deposit located on a group of exploitation concessions and mining claims located in Catamarca Province, Argentina. The Corporation has recorded $6.3 million as the estimated fair value of the Proceeds Agreement in its financial statements.

Maximus Ventures Ltd.

In September 2004, the Corporation and Maximus Ventures Ltd. (“Maximus”) entered into an option agreement, (the “Maximus Option Agreement”) pursuant to which the Corporation granted to Maximus an option (the “Maximus Option”) to earn a 75% interest in the Eastern Contact and Twin Peaks areas of Hope Bay (the “Maximus Option Property”) by spending $7.5 million on exploration over a three year period. In consideration for entering into the Maximus Option Agreement, Maximus issued 1.5 million shares to the Corporation and to maintain the Maximus Option must issue an additional 3.5 million shares to the Corporation over time. Up to an additional 16.5 million Maximus shares could also be issued to the Corporation upon specific resource milestones being reached at the Maximus Option Property. As at March 28, 2007 the Corporation owns 4,000,000 common shares of Maximus representing 7.8% of the issued and outstanding shares.

The Maximus Option Agreement has been amended to (i) extend the period during which Maximus may exercise the Maximus Option to April 30, 2009, and (ii) drop the Eastern Contact area from the Maximus Option and substitute the Chicago Area.

RISK FACTORS

An investment in the Common Shares is speculative and involves a high degree of risk due to the nature of the Corporation’s business and the present stage of exploration and development of its mineral properties. The following risk factors, as well as risks not currently known to the Corporation, could materially adversely affect the Corporation’s future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking statements relating to the Corporation. Prospective investors should carefully consider the following risk factors along with the other matters set out in this annual information form.

The Corporation will require external financing and production revenue to conduct further exploration on and development of its mineral resource properties and to develop the Doris North deposit.

As of December 31, 2006, the Corporation had cash and cash equivalents of approximately $145.8 million and working capital of approximately $143.7 million. The Corporation estimates that it will spend approximately $31 million on exploration programs and permitting expenditures related to its properties, plant and equipment at its Hope Bay Project during the next twelve months. The Corporation also expects to spend $14.2 on capital costs for the Doris North Project in early 2007. Additional funds may be committed depending upon the results of the updated feasibility study and progress in obtaining permits. Although the Corporation currently believes it has sufficient financial resources to undertake its presently planned exploration program, further exploration on and development of the Corporation’s mineral resource properties in Nunavut will require additional capital. In addition, a positive production decision on the Doris North deposit would require capital for project engineering and construction. Accordingly, the continuing development of the Hope Bay Project will depend upon the Corporation’s ability to commence production and generate material revenues and to obtain financing on reasonable terms. There is no assurance the Corporation will be successful in achieving profitable production and obtaining the required financing. The failure to achieve such production or to obtain such financing could have a material adverse effect on the Corporation’s results of operations and financial condition.

The Corporation has had no revenue from operations and no ongoing mining operations of any kind.

The Corporation is a mineral exploration company and has no revenue from operations and no ongoing mining operations of any kind. The Corporation’s properties are in the exploration stage, and the Corporation has not defined or delineated any proven or probable mineral reserves on any of its properties with the exception of the mineral reserves identified at the Doris North deposit. Mineral exploration involves significant risk because few properties that are explored contain bodies of ore that would be commercially economic to develop into producing mines. If the Corporation’s current exploration programs do not result in the discovery of commercial ore, the Corporation may need to write-off part or all of its investment in its existing properties and it will be required to acquire additional properties in order to remain in business.

The determination of whether any mineral deposits on the Corporation’s properties are economic is affected by numerous factors beyond its control. These factors include:

•	the metallurgy of the mineralization forming the mineral deposit;
•	market fluctuations for metal prices;
•	the proximity and capacity of natural resource markets and processing equipment; and
•	government regulations governing prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.

Changes in the market price of gold and other metals, which in the past has fluctuated widely, will significantly affect the potential of the Corporation’s properties.

The potential of the Corporation’s properties to be economically mined is significantly affected by changes in the market price of gold. The market price of gold and other metals is volatile and is impacted by numerous factors beyond the Corporation’s control, including:

•	expectations with respect to the rate of inflation;
•	the relative strength of the U.S. dollar and certain other currencies;
•	interest rates;
•	global or regional political or economic conditions;
•	supply and demand for jewellery and industrial products containing metals; and
•	sales by central banks and other holders, speculators and producers of gold and other metals in response to any of the above factors.

A decrease in the market price of gold and other metals could make it difficult or impossible to finance the exploration or development of the Hope Bay Project or cause the Corporation to determine that it is impractical to commence or continue exploration of its properties or development efforts if any, which would have a material adverse effect on the Corporation’s results of operations. There can be no assurance that the market price of gold and other metals will not decrease.

The Corporation has no history of producing gold from the Hope Bay Project and there can be no assurance that it will successfully establish mining operations or profitably produce gold.

The Corporation has no history of producing gold from the Hope Bay Project. The Hope Bay Project is in the exploration stage and, with the exception of the Doris North deposit, the Corporation has not defined or delineated any proven or probable reserves at the Hope Bay Project. The Hope Bay Project is not currently under development. The future development of the Hope Bay Project will require board approval, additional financing, the design, construction and operation of mines, a processing plant and related infrastructure. As a result, the Corporation is subject to all of the risks associated with establishing new mining operations and business enterprises including:

•

the timing and cost, which will be considerable, of the construction of mining and processing facilities; the availability and costs of skilled labour, power, water, transportation and mining equipment;

•	the availability and cost of appropriate smelting and/or refining arrangements;
•	the need to obtain necessary environmental and other governmental approvals and permits, and the timing of those approvals and permits; and
•	the availability of funds to finance construction and development activities.

The costs, timing and complexities of mine construction and development are increased by the remote location of the Hope Bay Project. It is common in new mining operations to experience unexpected problems and delays during construction, development, and mine start-up. In addition, delays in the commencement of mineral production often occur and, once commenced, the production of a mine may not meet expectations or the estimates set forth in feasibility or other studies. Accordingly, there are no assurances that the Corporation will successfully establish mining operations or profitably produce gold at the Hope Bay Project.

There can be no assurance that the Corporation’s exploration programs will result in the establishment of mineral reserves or the expansion of such reserves with new mineral reserves.

The Corporation’s future growth and profitability will depend, in part, on its ability to identify and expand its mineral reserves through additional exploration of the Hope Bay Project and on the costs and results of continued exploration and development programs. Gold exploration is highly speculative in nature, involves many risks and frequently is not productive. Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any anticipated level of recovery of mineral reserves will be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. There can be no assurance that the Corporation’s gold exploration efforts at the Hope Bay Project will be successful. Success in identifying and increasing reserves is the result of a number of factors, including the quality of a corporation’s management, its level of geological and technical expertise, the quality of land available for exploration, metal prices and other factors. The Corporation’s strategy is to seek to expand its identified resources through additional drilling, to define better the location and grade of known mineralization and to locate areas of additional mineralization or extensions of known mineralization. However, feasibility studies will be necessary to determine whether mineral resources qualify as commercially mineable (or viable) ore bodies. If any additional gold mineralization is discovered at the Hope Bay Project, it may take several years in the initial phases of drilling until the evaluation of such mineralization is possible, during which time the economic feasibility of the deposit may change. Substantial expenditures will be required at the Hope Bay Project to:

•	establish additional mineral reserves through drilling and metallurgical and other testing techniques and evaluation of the economic and legal feasibility of mining operations;
•	determine metal content and the optimal metallurgical recovery processes to extract the metals from the ore;
•	determine the optimal development approach for a mine; and
•	construct mining and processing facilities.

As a result of these uncertainties, no assurance can be given that the Corporation’s exploration programs at the Hope Bay Project will result in the establishment or expansion of mineral reserves.

The Corporation has a history of losses and expects to incur losses for the foreseeable future.

The Corporation has incurred losses and may continue to incur losses for the foreseeable future. The Corporation incurred the following losses during each of the following periods:

•	$2.0 million for the year ended December 31, 2006;
•	$11 million for the year ended December 31, 2005;
•	$32.5 million for the year ended December 31, 2004; and
•	$18.5 million for the year ended December 31, 2003.

The Corporation had an accumulated deficit of $212.4 million as of December 31, 2005, and an accumulated deficit of $214.4 million as of December 31, 2006.

The Corporation expects to continue to incur losses unless and until such time as the Hope Bay Project enters into commercial production and generates sufficient revenues to fund continuing operations. The development of the Corporation’s Hope Bay Project will require the commitment of substantial financial resources. It may be several years before the Corporation will generate any revenues from operation if at all. There can be no assurance that the Corporation will realize revenue or achieve profitability.

The figures for the Corporation’s mineral reserves and mineral resources are estimates based on interpretation and assumptions and the Corporation’s mineral deposits may yield less mineral production under actual conditions than the Corporation’s estimates indicate.

The mineralization figures presented in this annual information form and in the Corporation’s filings with securities regulatory authorities, press releases and other public statements that may be made from time to time are based upon estimates made by geologists. These estimates are imprecise and depend upon interpretation of geologic formations, grade and metallurgical characteristics, and upon statistical inferences drawn from drilling and sampling analysis, any or all of which may prove to be unreliable. Material changes in mineral resources or mineral reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project. Estimates can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. There can be no assurance that:

•	the estimates made by geologists upon which the mineralization figures presented in this short form annual information form are based will be accurate;
•	mineral resource or other mineralization figures will be accurate; or
•	this mineralization could be mined or processed profitably.

The Corporation has not commenced production on the properties comprising the Hope Bay Project, and has not defined or delineated any mineral reserves on any of its properties, with the exception of the probable mineral reserves on the Doris North deposit, and mineralization estimates for the Corporation’s properties may require adjustments or downward revisions based upon further exploration or development work or actual production experience. It is possible that the Corporation may encounter unusual or unexpected geologic formations or other geological or grade problems, unanticipated changes in metallurgical characteristics and gold recovery and unanticipated ground or earth conditions. If mining operations are commenced, the grade of mineralization ultimately mined, if any, may differ from that indicated by drilling results. Estimates of mineral recovery rates used in mineral reserve and mineral resource estimates are uncertain and there can be no assurance that mineral recovery rates in small scale tests will be duplicated in large scale tests under on-site conditions or in production scale.

The mineral reserve and mineral resource estimates contained in this annual information form have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in the market prices for gold may render all or portions of the Corporation’s mineralization uneconomic and result in reduced reported mineralization. Any material reductions in estimates of mineralization, or of the Corporation’s ability to extract this mineralization, could have a material adverse effect on the Corporation’s results of operations or financial condition.

The Corporation has not established the presence of any proven and probable mineral reserves at any of its mineral properties other than the probable mineral reserves on the Doris North deposit. There can be no assurance that subsequent testing or future studies will establish additional mineral reserves on the Corporation’s properties. The failure to establish additional proven and probable mineral reserves would severely restrict the Corporation’s ability to implement successfully its strategies for long-term growth.

The Corporation requires various permits in order to conduct its current and anticipated future operations and delays or a failure to obtain such permits, or a failure to comply with the terms of any such permits that the Corporation has obtained, could have a material adverse impact on the Corporation.

Exploration and development of, and production from, any deposit at the Hope Bay Project, including the Doris North deposit, require permits from various Canadian federal, territorial and local government authorities. There can be no assurance that any required permits will be obtained in a timely manner, or at all or that they will be obtained on reasonable terms. Delays or failure to obtain, expiry of or a failure to comply with the terms of such permits could prohibit development of the Hope Bay Project and have a material adverse impact on the Corporation.

The Corporation’s permits, licences and mineral rights to the Hope Bay Project may be subject to challenges by the Inuit based on the duty of the Federal Government to consult.

In 2005, the Supreme Court of Canada determined that there is a duty on the government to consult with and, where appropriate, accommodate where government decisions have the potential to adverse affect treaty rights. The Court found that third parties are not responsible for consultation or accommodation of aboriginal interests and that this responsibility lies with government. The Doris North Project has been assessed by the NIRB who concluded that any impacts of the project can be mitigated and managed. Additionally, the KIA have entered into an IIBA with the Corporation in which the KIA consent to the Doris North Project. Despite all this, if the Federal Government failed to consult with the KIA before issuing any permits, licences, mineral claims, mineral leases, mineral licences or surface rights (collectively, “permits”) to the Corporation which were not addressed in the IIBA or by the NIRB process, there may be valid challenges to any such permits which could affect the development of the Hope Bay Project.

The Hope Bay properties are subject to the Nunavut Land Claims Agreement and ongoing operations are affected by working relationships with Inuit organizations.

Several Nunavut Inuit organizations have agreements with MHBL and agreements will be required in the future to support development of the Hope Bay Project. The principal Inuit organizations include the KIA, which is the owner of the surface rights at the Hope Bay Project, and NTI, which is the owner of the mineral rights at the Doris North deposit.

MHBL has surface access licences from KIA and will need to enter into surface leases of various portions of the Hope Bay Project to support future production activities. MHBL has executed the IIBA with KIA providing for certain benefits to Inuit residing in the Kitikmeot region of Nunavut. MHBL will need to enter into a mineral production lease with NTI over the Doris North deposit. Negotiation of the mineral production lease are ongoing, however, there can be no assurance that NTI will execute the mineral production lease.

The Corporation believes that it enjoys good working relationships with KIA, NTI and other Inuit organizations. The loss of these good working relationships could have a material adverse effect on the Corporation’s ability to carry out the development of the Hope Bay Project.

The Corporation is subject to significant governmental regulations.

The Corporation’s operations and exploration and development activities in Canada are subject to extensive federal, territorial and local laws and regulations governing various matters, including:

•	environmental protection;
•	management and use of toxic substances and explosives;
•	management of natural resources;
•	exploration, development of mines, production and post-closure reclamation;
•	taxation and mining royalties;
•	regulations concerning business dealings with native groups;
•	labour standards and occupational health and safety, including mine safety; and
•	historic and cultural preservation.

Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in the Corporation incurring significant expenditures. The Corporation may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or a more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of the Corporation’s operations and delays in the development of the Corporation’s properties.

The Corporation’s activities are subject to environmental laws and regulations that may increase its costs of doing business and restrict its operations.

All of the Corporation’s exploration and production activities in Canada are subject to regulation by governmental agencies under various environmental laws. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Corporation and may cause material changes or delays in the Corporation’s intended activities. There can be no assurance that future changes in environmental regulations will not adversely affect the Corporation’s business, and it is possible that future changes in these laws or regulations could have a significant adverse impact on some portion of the Corporation’s business, causing the Corporation to re-evaluate those activities at that time.

Mining is inherently dangerous and subject to conditions or events beyond the Corporation’s control, which could have a material adverse effect on its business.

The business of gold mining is subject to a number of risks and hazards including environmental hazards, industrial accidents, labour disputes, cave-ins, pit wall failures, flooding, fires, rock bursts, explosions, power outages, periodic interruptions due to inclement or hazardous weather conditions, and other acts of God or unfavourable operating conditions. Such risks could result in damage to, or destruction of, mineral properties or processing facilities, personal injury or death, loss of key employees, environmental damage, delays in mining, increased production costs, monetary losses and possible legal liability.

Where considered practical to do so, the Corporation maintains insurance against risks in the operation of its business in amounts which it believes to be reasonable. Such insurance, however, contains exclusions and limitations on coverage. There can be no assurance that such insurance will continue to be available, will be available at economically acceptable premiums or will be adequate to cover any resulting liability. In some cases, coverage is not available or considered too expensive relative to the perceived risk. The Corporation has decided to self-insure against certain risks that were formerly covered under external policies, including risks of environmental damage. The Corporation may suffer a material adverse effect on its business if it incurs losses related to any significant events that are not covered sufficiently or at all by its insurance policies.

Changes in the factors underlying the Doris North feasibility study since its preparation may make the financial calculations no longer applicable; actual capital costs, operating costs, production and economic returns from the Doris North deposit may differ significantly from those the Corporation has anticipated; and there are no assurances that any future development activities will result in profitable mining operations.

The initial feasibility study for the Doris North deposit was prepared in January 2003 and the Corporation is in the process of commissioning an updated feasibility study, expected to be completed in mid-2007. The Corporation expects that operating and capital costs for the development of the Doris North deposit will be significantly higher than the estimates prepared in 2003. Costs for energy generation, mine and plant equipment and materials needed for mine development have increased significantly industry-wide. The Corporation believes that these increases may be offset by increases in the price of gold since 2003. In light of the changes to these factors, the financial calculations in the 2003 feasibility study for the Doris North deposit may no longer be applicable.

The Hope Bay Project does not have an operating history upon which the Corporation can base estimates of future operating costs. Prior to commencing production, studies which demonstrate the economic feasibility of the Hope Bay Project, in addition to that completed for the Doris North deposit portion of the Hope Bay Project, must be completed, all necessary permits must be obtained, a production decision must be made by the Corporation’s board of directors, financing for construction and development must be arranged and construction must be completed. Studies derive estimates of cash operating costs based upon, among other things:

•	anticipated tonnage, grades and metallurgical characteristics of the ore to be mined and processed;
•	anticipated recovery rates of gold from the ore;
•	cash operating costs of comparable facilities and equipment; and
•	anticipated climatic conditions.

Because the Corporation’s Hope Bay Project is located in Canada and will have production costs incurred in Canadian dollars, while gold is generally sold in United States dollars, the Hope Bay Project results could be materially adversely affected by appreciation of the Canadian dollar.

Gold is sold throughout the world principally in United States dollars. The Corporation presents its financial results in Canadian dollars and, if the Corporation commences production on its Hope Bay Project, its operating costs on the Hope Bay Project will be incurred in Canadian dollars. As a result, any significant and sustained appreciation of the Canadian dollar against the United States dollar may materially reduce reported revenues from sales of gold, if any, from the Hope Bay Project. The Corporation currently has no foreign exchange hedging contracts to offset currency fluctuations.

Increased competition could adversely affect the Corporation’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

The mining industry is intensely competitive. The Corporation competes with other mining companies, many of which have greater financial resources for the acquisition of mineral claims, permits and concessions as well as for the recruitment and retention of qualified employees. As a result, the Corporation may be unable to acquire attractive gold mining properties on terms it considers acceptable. Increased competition could adversely affect the Corporation’s ability to attract necessary capital funding or acquire suitable properties or prospects for mineral exploration in the future.

Title to the Corporation’s mineral properties cannot be guaranteed and may be subject to prior unregistered agreements, transfers or claims and other defects.

The Corporation cannot guarantee that title to its properties will not be challenged. Title insurance is generally not available for mineral properties and the Corporation’s ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. While the Corporation has investigated title to all of its mineral claims and, to the best of its knowledge, title to all such mineral properties is in good standing, the mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. The Corporation has not conducted surveys of all of the claims in which it holds direct or indirect interests. A successful challenge to the precise area and location of these claims could result in the Corporation being unable to operate on its properties as permitted or being unable to enforce its rights with respect to its properties.

The Corporation may experience difficulty attracting and retaining qualified management and operations personnel to meet the needs of its anticipated growth, and the failure to manage the Corporation’s growth effectively could have a material adverse effect on its business and financial condition.

The Corporation is dependent on the services of key executives including the Corporation’s President and Chief Executive Officer and other highly skilled and experienced executives and personnel focused on managing the Corporation’s interests, the advancement of the Hope Bay Project, as well as the identification of new opportunities for growth and funding. Due to the Corporation’s relatively small size, the loss of these persons or the Corporation’s inability to attract and retain additional highly skilled employees required for the development of the Corporation’s activities may have a material adverse effect on the Corporation’s business or future operations.

In addition, the Corporation anticipates that, as it brings its mineral properties into production and as the Corporation acquires additional mineral rights, the Corporation will experience significant growth in its operations. Competition for qualified management and operations personnel in the mining industry is currently intense. The Corporation expects this growth to create new positions and responsibilities for management personnel and to increase demands on its operating and financial systems, as well as to require the hiring of a significant number of additional operations personnel. There can be no assurance that the Corporation will successfully meet these demands and effectively attract and retain additional qualified personnel to manage its anticipated growth and hire enough additional operations personnel. The failure to attract such qualified personnel to manage growth effectively could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

There are differences in U.S. and Canadian practices for reporting mineral resources.

The Corporation’s resource estimates are not directly comparable to those made in filings subject to SEC reporting and disclosure requirements, as the Corporation generally reports mineral resources in accordance with Canadian practices. These practices are different from the practices used to report estimates of mineralization that do not constitute “reserves” in reports and other materials filed with the SEC in that the Canadian practice is to report measured, indicated and inferred mineral resources. In the United States, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report estimates of mineralization in deposits that do not constitute “reserves” as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and mineral resources contained in this annual information form, or in the documents incorporated herein by reference, may not be comparable to information made public by United States companies subject to the reporting and disclosure of requirements of the SEC.

The Corporation has ongoing reclamation on the Con Mine and the Corporation may be required to contribute more funds towards the abandonment and reclamation of the Con Mine site which could have a material adverse effect on its financial position.

Con Ltd. has been granted various licences and permits relating to the Con Mine. As a condition of these licences and permits, Con Ltd. has an obligation to reclaim and restore areas of operation and disturbance to acceptable standards as established by the responsible government agencies. Under the terms of its water licence and other agreements, Con Ltd. has deposited into two reclamation security trusts $10.5 million for reclamation of the Con Mine. The final Closure and Reclamation Plan for the Con Mine has not yet been approved and changes to the plan could require Con Ltd. to contribute more funds to secure the abandonment and reclamation of the Con Mine site. The actual reclamation costs are currently estimated to exceed the amount deposited in the trusts by $11.2 million and the Corporation has recorded an asset retirement obligation of $19.2 million. Reclamation may take a number of years and standards could change, increasing costs.

There can be no assurance that the Corporation will not be required to fund additional remediation and reclamation work at the Con Mine site which could have a material adverse effect on the Corporation’s financial position.

The Corporation does not currently have any ongoing reclamation on the Golden Eagle Mine but it is possible that there may be a future obligation to conduct reclamation on the Golden Eagle Mine site, which could have a material adverse effect on the Corporation’s financial position.

The Corporation owns the Golden Eagle Mine, a former producing open pit mine located near Virginia City, Nevada. The Corporation believes that it has satisfied its reclamation obligations with respect to the Golden Eagle Mine site although the Corporation continues to monitor the Golden Eagle Mine site. However, there can be no assurance that the Corporation will not be required to fund additional reclamation work at the Golden Eagle Mine site which could have a material adverse effect on the Corporation’s financial position.

The Corporation or its subsidiaries are from time to time a party to litigation which could have a material effect on the Corporation.

The Corporation and its subsidiaries are currently and may in the future become involved in legal proceedings. See “Legal Proceedings and Regulatory Actions”. If decided against the Corporation, certain of these legal proceedings could have a material adverse effect on the Corporation’s results of operation and on its financial condition.

The Corporation may raise funds for future operations through the issuance of Common Shares, securities convertible into Common Shares or debt instruments and such financing may result in the dilution of shareholdings.

In order to finance future operations, the Corporation may raise funds through the issuance of Common Shares or the issuance of debt instruments convertible into Common Shares. The Corporation cannot predict the size of future issuances of Common Shares or the issuance of debt instruments convertible into Common Shares or the effect, if any, that future issuances and sales of the Common Shares will have on the market price of the Common Shares. Any transaction involving the issuance of previously authorized but unissued Common Shares, or Common Securities convertible into Common Shares, would result in dilution, possibly substantial, to present and prospective holders of Common Shares.

The Common Shares are publicly traded and are subject to various factors that have historically made the Corporation’s share price volatile.

The market price of the Common Shares could fluctuate significantly, based on a number of factors in addition to those listed in this annual information form, including:

•	the Corporation’s operating performance and the performance of competitors and other similar companies;

•	the public’s reaction to the Corporation’s press releases, other public announcements and the Corporation’s filings with the various securities regulatory authorities;
•	changes in earnings estimates or recommendations by research analysts who track the Common Shares or the shares of other companies in the resource sector;
•	changes in general economic conditions;
•	the number of the Common Shares to be publicly traded after this offering;
•	the arrival or departure of key personnel;
•	acquisitions, strategic alliances or joint ventures involving the Corporation or its competitors; and
•	the factors listed under the heading “Forward-Looking Statements”.

In addition, the market price of the Common Shares is affected by many variables not directly related to the Corporation’s success and are therefore not within the Corporation’s control, including other developments that affect the market for all resource sector shares, the breadth of the public market for the Common Shares, and the attractiveness of alternative investments. The effect of these and other factors on the market price of the Common Shares on the exchanges in which the Corporation trades has historically made the Corporation’s share price volatile and suggests that the Corporation’s share price will continue to be volatile in the future.

The Corporation does not intend to pay any cash dividends in the foreseeable future.

The Corporation has not declared or paid any dividends on its Common Shares since the date the Corporation was incorporated. Any cash flow will be required to be reinvested in the foreseeable future to finance the growth and development of the business and the Corporation and does not intend to pay cash dividends on the Common Shares until such time as operational circumstances permit such payment. The payment of future cash dividends, if any, will be reviewed periodically by the Corporation’s board of directors and will depend upon, among other things, conditions then existing including earnings, financial condition and capital requirements, restrictions in financing agreements, business opportunities and conditions and other factors.

Reserves and Resources are calculated under Canadian rules

Under standards set forth by the SEC, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made. Under SEC standards the term “reserve” means that part of a mineral deposit which can be economically and legally extracted or produced at the time of the reserve determination. The term “economically,” as used in the foregoing definition implies that profitable extraction or production has been established or analytically demonstrated to be viable and justifiable under reasonable investment and market assumptions; and the term “legally,” as used in such definition, does not imply that all permits needed for mining and processing have been obtained or that other legal issues have been completely resolved. However, for a reserve to exist, there should be a reasonable certainty based on applicable laws and regulations that issuance of permits or resolution of legal issues can be accomplished in a timely manner.

Under NI 43-101, Mineral Reserves are divided into two categories, “Proven Mineral Reserves” and “Probable Mineral Reserves” on the basis of the degree of confidence in the estimate of the quantity and grade of the deposit.

Under NI 43-101, “Proven Mineral Reserve” means, in accordance with CIM Standards, for the part of a deposit which is being mined, or which is being developed and for which there is a detailed mining plan, the estimated quantity and grade or quality of that part of a measured mineral resource for which the size, configuration and grade or quality and distribution of values are so well established, and for which economic viability has been demonstrated by adequate information on engineering, operating, economic and other relevant factors, so that there is the highest degree of confidence in the estimate. This definition differs from the standards in the United States, where proven or measured reserves are defined as reserves which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; (b) grade and/or quality are computed from the results of detailed sampling and (c) the sites for inspection, sampling and measurement are spaced so closely and the geographic character is so well defined that size, shape, depth and mineral content of reserves are well established.

Under NI 43-101, “Probable Mineral Reserve” means, in accordance with CIM Standards, the estimated quantity and grade or quality of that part of an indicated mineral resource for which economic viability has been demonstrated by adequate information on engineering, operating, economic and other relevant factors, at a confidence level which would serve as a basis for decisions on major expenditures. This definition differs from the standards in the United States, where probable mineral reserves are defined as reserves for which quantity and grade and/or quality are computed from information similar to that of proven reserves (under United States standards), but the sites for inspection, sampling, and measurement are further apart or are otherwise less adequately spaced, and the degree of assurance, although lower than that for proven mineral reserves, is high enough to assume continuity between points of observation. The degree of assurance, although lower than that for proven mineral reserves, is high enough to assume continuity between points of observation.

Under NI 43-101, Mineral Resources are divided into three categories, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” which are defined in accordance with NI 43-101 under the guidelines set out in the CIM Standards.

Under NI 43-101, “Measured Mineral Resource”, in accordance with CIM Standards, is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Under NI 43-101, “Indicated Mineral Resource”, in accordance with CIM Standards, is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Under NI 43-101, “Inferred Mineral Resource”, in accordance with CIM Standards, is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

While the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource,” “measured mineral resource,” “indicated mineral resource,” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States. As such, information contained in this AIF concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC. “Indicated mineral resource” and “inferred mineral resource” have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

DIVIDENDS

The Corporation has not paid dividends on the Common Shares since its incorporation. The Corporation does not have any present intention of paying dividends, as it anticipates that the cash resources of the Corporation will be used to undertake exploration and development programs on its mineral properties as well as the acquisition of additional mineral resource properties.

DESCRIPTION OF CAPITAL STRUCTURE

The Corporation’s authorized share capital consists of 500,000,000 common shares without par value of which as at March 28, 2007 there were 217,565,440 Common Shares issued and outstanding. Each Common Share entitles the holder to one vote on all matters voted on a poll at meetings of shareholders, to receive dividends if, as and when declared by the board of directors and to share in the remaining property of the Corporation on a dissolution or winding-up.

MARKET FOR SECURITIES

The Common Shares are listed on the Toronto Stock Exchange and the American Stock Exchange under the trading symbols “MAE” and “MNG”, respectively.

Trading Price and Volume

The tables below present the high and low sale prices for the Common Shares and the volume, on a monthly basis for the Toronto Stock Exchange and the American Stock Exchange for 2006.

Toronto Stock Exchange (Canadian Dollars)

Month	High	Low	Volume
January	$3.33	$2.59	20,460,707
February	$3.69	$2.50	18,202,814
March	$4.27	$3.13	18,079,983
April	$5.15	$3.84	28,155,919
May	$4.75	$3.20	18,009,716
June	$4.48	$3.30	35,925,768
July	$4.27	$3.59	11,814,995
August	$4.85	$4.03	13,343,338
September	$5.19	$4.25	31,613,951
October	$5.48	$4.12	15,679,679
November	$6.12	$5.05	23,183,216
December	$6.10	$4.95	14,032,478

American Stock Exchange (US Dollars)

Month	High	Low	Volume
January	$2.88	$2.27	17,936,000
February	$2.82	$2.21	13,298,000
March	$3.43	$3.06	16,366,000
April	$4.00	$3.36	12,735,000
May	$4.18	$3.08	14,710,000
June	$3.99	$3.15	14,996,000
July	$3.78	$3.32	7,051,000
August	$4.32	$3.64	9,136,000
September	$4.59	$3.87	13,448,000
October	$4.85	$3.90	10,595,000
November	$5.27	$4.55	17,500,000
December	$5.28	$4.31	11,453,000

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The following table sets forth the names and province and country of residence of the directors and executive officers of the Corporation, their position(s) held with the Corporation and their principal occupations.

Name, Province and Country and Position with the Corporation	Principal Occupation	Period of Service as Director or Officer
Lawrence Bell(1)(4)(5) British Columbia, Canada Director	Corporate Director, B.C. Hydro, electrical utility	May 22, 2003 to present

Name, Province and Country and Position with the Corporation	Principal Occupation	Period of Service as Director or Officer
David Fennell(2)(4) Nassau, Bahamas Executive Vice-Chairman and Director	Mining Executive	June 28, 2002 to present
Catherine McLeod-Seltzer(3)(5) British Columbia, Canada Director	Chairperson, Pacific Rim Mining Corporation, mining company	March 21, 2001 to present
Peter Nixon(1)(5) Ontario, Canada Director	Corporate Director	June 28, 2002 to present
Anthony J. Petrina(2)(3)(4)(5) British Columbia, Canada Chairman of the Board and Director	Mining Engineer, Corporate Director	January 5, 1995 to present
Christopher J. Pollard(1)(4) British Columbia, Canada Director	Retired lawyer, Corporate Director,	January 18, 1994 to present
William E. Stanley(1)(2)(3) British Columbia, Canada Director	Mining Engineer, Industry Consultant	January 5, 1999 to present
Anthony P. Walsh(2) British Columbia, Canada President, Chief Executive Officer and Director	President and Chief Executive Officer of the Corporation	Director: March 5, 1999 to present; President and CEO: July 20, 1999 to present
Elaine Bennett, British Columbia, Canada Vice President and Controller	Vice President and Controller of the Corporation	May 19, 2004 to present
Heather Duggan British Columbia, Canada Vice President, Human Resources	Vice President, Human Resources of the Corporation	December 9, 2004 to present
James A. Currie British Columbia, Canada Vice President, Operations	Vice President, Operations of the Corporation	November 2006 to present
A. David Long, British Columbia, Canada Vice President, Legal	Vice President, Legal of the Corporation	May 19, 1994 to present
John Wakeford British Columbia, Canada Vice President, Exploration	Vice President, Exploration of the Corporation	May 19, 2004 to present
(1)	Member of the Audit & Risk Management Committee
(2)	Member of the Executive committee

(3)	Member of Human Resources Committee
(4)	Member of the Safety & Environmental committee
(5)	Member of the Corporate Governance, Nominating Committee

Each of the foregoing individuals has been engaged in the principal occupation set forth opposite his or her name during the past five years except for Elaine Bennett who, prior to 2002, was the Corporate Controller of the Corporation; Heather Duggan who, prior to 2004, was the Director of Human Resources & Workforce Development at Diavik Diamond Mines and prior to 2002, was the Principal Consultant, Mountain Consulting International, a human resources and change management consulting company; David Fennell who, prior to 2002 was the President and Chairman of Hope Bay Gold Corporation Inc.; Catherine McLeod-Seltzer, who prior to 2006 was President of Pacific Rim Mining Corporation; James Currie, who prior to 2006 was the General Manager of Mauritanian Copper Mines SA, a subsidiary of First Quantum Minerals Ltd. and prior to June 2005 was the President of Luzon Minerals Ltd.; and John Wakeford held the position of Exploration Manager for the Corporation from October 2003 to May 19, 2004. Before joining Miramar, John was a consultant working on various worldwide mining properties.

Directors are elected at each annual meeting of shareholders and serve until the next annual meeting or until their successors are elected or appointed.

To the knowledge of the Corporation, the number of Common Shares of the Corporation which were beneficially owned, directly or indirectly, or over which control or direction was exercised by all directors and executive officers of the Corporation as a group as at March 20, 2007, was 2,149,812 Common Shares representing 1% of the then outstanding Common Shares.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the best of the Corporation’s knowledge, having made due inquiry, no director or executive officer of the Corporation:

1.	is or has been in the last 10 years, a director or executive officer of any company that, while that person was acting in that capacity:
(a)

was the subject of a cease trade or similar order, or an order that denied the relevant company access to any exemption under Canadian securities legislation for a period of more than 30 consecutive days, or

(b)

was subject to an event that resulted, after that person ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under Canadian securities legislation for a period of more than 30 consecutive days, or

(c)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

2.

has, within the last 10 years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets; or

3.	has been subject to:
(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

To the knowledge of the Corporation, no director or officer of the Corporation has an existing or potential material conflict of interest with the Corporation or any of its subsidiaries.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

The following is a description of the legal proceedings to which the Corporation is party or to which any of its property is subject and which involves a claim for damages, excluding interests and costs, exceeding 10% of the Corporation’s current assets or which may otherwise be material to the Corporation as at December 31, 2006.

In 1995, the Corporation entered into a joint exploration transaction with an investor that resulted in a renunciation of certain resource expenses being made to the investor. The amount of renunciation was based upon an independent valuation prepared for the Corporation relating to the Con Mine assets. In 2000, the Canada Revenue Agency (the “CRA”) issued a reassessment notice challenging the valuation that formed the basis for this transaction. The reassessment does not give rise to any taxes payable by the Corporation. However, as part of the original transaction, the Corporation agreed to compensate the investor for any shortfall in the renunciation made by the Corporation to a maximum of $2.7 million plus accrued interest. Subsequent to December 31, 2006, the Corporation and the CRA reached a settlement regarding the reassessment which preserves the amount of the renunciation originally made to the investor. Accordingly, the Corporation no longer has a contingent liability with respect to possible payments to the investor.

Regulatory Actions

On March 12, 2007 MHBL was fined $10,000 and required to pay $90,000 towards the cost of an environmental study in relation to a spill that occurred on June 16, 2004 when an estimated 19,000 litres of fuel spilled from a storage tank at the Windy Lake Camp at Hope Bay. Immediate and effective cleanup was initiated and the appropriate authorities notified. The major proportion of the spill was contained and recovered.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer of the Corporation, person or company that is the direct or indirect beneficial owner of, or who exercises control or direction over, more than 10% of the outstanding Common Shares or associates or affiliates of the foregoing has any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current fiscal year that has materially affected or will materially affect the Corporation other than as described in the following paragraph.

TRANSFER AGENT AND REGISTRAR

The registrar and transfer agent for the Common Shares is Pacific Corporate Trust Company in Vancouver B.C. and Toronto, Ontario.

MATERIAL CONTRACTS

The following is a list of agreements (other than those made in the ordinary course of business) that are material to the Corporation and that were entered into (i) since January 1, 2006, or (ii) since January 1, 2002 and are still in effect:

1.	The Bluefish Sale Agreement referred to under “Con Mine”.
2.	The First Con Mine Trust referred to under “Con Mine”.
3.	The NERCO Indemnity referred to under “Con Mine”.
4.	The Second Con Mine Trust referred to under “Con Mine”.
5.

On June 30, 2005 the Corporation transferred all of its shares of Miramar Giant Mine Ltd. (“MGM”), the company which held the Giant Mine located in Yellowknife, NT, to a reclamation security trust established by MGM and Indian and Northern Affairs Canada (“INAC”). INAC assumed control over the Giant Mine and the Corporation has no further involvement or liability in relation to the Giant Mine, other than in relation to severance obligations to terminated employees estimated at $646,000 for which the Corporation is responsible.

6.

Pursuant to a subscription agreement dated November 17, 2005, on November 22, 2005 the Corporation completed the sale to Newmont Mining Corporation of Canada Limited (“Newmont Canada”) an affiliate of Newmont Capital Corporation by private placement of 18.5 million units at $2.35 per unit for gross proceeds of $43.5 million to Newmont Mining Corporation of Canada Limited, an affiliate of Newmont Capital Corporation. Each unit consisted of one Common Share and one warrant exercisable to purchase one Common Share for $2.75 for a period of 48 months. The Common Shares included in the units represented approximately 9.9% of the Corporation’s issued and outstanding Common Shares.

The Subscription Agreement also provides, among other things:

(a)

so long as Newmont Canada holds at least 10% of the issued and outstanding Common Shares (calculated after giving effect to the exercise of the warrants), it will have the right to participate in the Corporation’s financings up to 19.9%;

(b)

for four years Newmont Canada’s ownership of the Corporation will not exceed 19.99% unless there is a public bid for over 50% of the Corporation or Newmont Canada proposes a take-over bid or other business combination whereby Newmont Canada would acquire 100% of the Corporation; and

(c)

for four years Newmont Canada may only sell its Common Shares, warrants and Common Shares acquired upon the exercise of warrants via a broad distribution, bought deal or institutional private placement, and if Newmont Canada elects to sell its Common Shares, the Corporation will have the right to acquire the Common Shares or designate the purchasers of the Common Shares for a period of 10 business days.

7.

An underwriting agreement dated June 26, 2006 whereby a syndicate of Canadian securities dealers purchased for resale 19,200,000 common shares of the Corporation at a price of $4.17 per share to raise $80,064,000. The common shares subject to the underwriting agreement were qualified for sale in Canada and the United States by a prospectus filed with the Canadian securities administrators and the United States Securities Exchange Commission. The dealers exercised an over allotment option and purchased for resale an additional 1,113,000 common shares at $4.17 per share. The dealers were paid a cash commission of 5% of the gross proceeds raised pursuant to the financing.

8.

An underwriting agreement dated June 26, 2006 whereby a syndicate of Canadian securities dealers sold on behalf of the Corporation 2,900,000 shares at a price of $5.20 per share on a flow-through basis for gross proceeds of $15,080,000. The dealers were paid a cash commission of 5% of the gross proceeds raised pursuant to the financing.

9.

An Inuit Impact and Benefits Agreement dated September 6, 2006 between the Kitikmeot Inuit Association (“KIA”) and MHBL whereby MHBL has agreed to promoted Inuit employment and participation by Inuit companies in the construction and operation of the Doris North Project and make cash contributions to KIA.

10.

A Water Compensation Agreement dated September 6, 2006 between the KIA and MHBL whereby MHBL will compensate the KIA for the effect on Inuit water rights resulting from the deposit of mine tailings into a lake located on Inuit owned land.

11.

An underwriting agreement dated November 30, 2006 whereby a syndicate of Canadian securities dealers sold on behalf of the Corporation 2,040,820 shares at a price of $7.25 per share on a flow-through basis for gross proceeds of $15,000,027. The dealers were paid a cash commission of 4% of the gross proceeds raised pursuant to the financing.

INTERESTS OF EXPERTS

Names of Experts

The Corporation’s auditor is KPMG, LLP, independent chartered accountants, which has audited the Corporation’s consolidated financial statements as at December 31, 2006 and 2005 and for the years ended December 31, 2006 and 2005 and expressed their opinion on the Corporation’s year end financial statements.

John R. Sullivan, B.Sc., P.Geo of Watts, Griffis and McOuat Limited and Michael Dagbert, B.Sc., P.Eng. of Geostat Systems International Inc. prepared the WGM Report. SRK prepared a feasibility study on the Doris North Project in 2002.

John Wakeford, P.Geo. and Vice President, Exploration for the Corporation, reviewed the technical disclosure in the Corporation’s continuous disclosure filings made during 2005. John Zbeetnoff, P. Geo, and Darren Lindsay, P. Geo and Exploration Manager, MHBL, prepared resource estimates (the “Madrid Resource Estimates”) for the Naartok and Rand portions of the Madrid system as disclosed in a news release dated April 20, 2006.

Interests of Experts

John Wakeford, John Zbeetnoff and Darren Lindsay each hold less than 1% of the issued and outstanding common shares of the Corporation, and Messrs. Zbeetnoff and Lindsay each hold less than 1% of the issued and outstanding options of the Corporation. John Wakeford currently holds 390,000 options of the Corporation:

John R. Sullivan, Michel Dagbert and designated professionals of WGM, Geostat and SRK, when or after they prepared their statement, report or valuation, have not received any registered or beneficial interests, direct or indirect, in any securities or other property of the Corporation or of one of the Corporation’s associates or affiliates. None of the foregoing persons, except for John Wakeford and Darren Lindsay, is or is expected to be elected, appointed or employed as a director, officer or employee of the Corporation or of any associate or affiliate of the Corporation.

KPMG LLP are the auditors of the Corporation and have confirmed that they are independent with respect to the Corporation within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

ADDITIONAL INFORMATION

Additional information relating to the Corporation may be found on the Corporation’s website at www.miramarmining.com and on the System for Electronic Disclosure and Retrieval (“SEDAR”) at www.sedar.com.

Additional financial information is contained in the Corporation’s financial statements and MD&A for the year ended December 31, 2006 and may be retrieved from the Corporation’s website at www.miramarmining.com or from SEDAR at www.sedar.com.

Additional information including directors’ and officers’ remuneration and indebtedness, principal holders of securities of the Corporation, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the management information circular of the Corporation for its most recent annual meeting of shareholders that involved the election of directors to be mailed to shareholders and filed on SEDAR on or around April 12, 2007.

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

•

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

•	Review and recommend to the Directors the independent auditors to be selected to audit the financial statements of the Corporation;
•

Meet with the independent auditors and financial management of the Corporation to review the scope of the proposed audit for the current year and the audit procedures to be utilized, and at the conclusion thereof review such audit, including any comments or recommendations of the independent auditors;

•

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

•	Review the Corporation’s hedging and risk management systems and policies;
•

Review the financial statements contained in the annual report to shareholders with management and the independent auditors to determine that the independent auditors are satisfied with the disclosure and content of the financial statements to be presented to the shareholders. Any changes in accounting policy should be reviewed;

•

Review the interim and annual financial statements and disclosures under management’s discussion and analysis of financial condition and results of Operations with both management and external auditors prior to the release of all such reports;

•

Provide sufficient opportunity for the independent auditors to meet with the members of the Committee without members of management present. Among the items to be discussed in these meetings are the independent auditors’ evaluation of the Corporations financial, accounting personnel, and the cooperation that the independent auditors received during the course of the audit;

•	Review accounting and financial human resources succession planning within the Corporation;
•	Submit the minutes of all meetings of the Committee to, or discuss the matters discussed at each Committee meeting with, the Board of Directors;
•

Investigate any matter brought to its attention within the scope of its duties, with the power to retain outside advisors, including legal counsel for this purpose if, in its judgment, that is appropriate, after providing notice to either the Chairman of the Board or the Chairman of the Corporate Governance and Nominating Committee;

•

The Committee will review their own performance on a continual basis and make recommendations to the Board for changes to this Audit and Risk Management Committee Mandate and the composition of the Committee;

•

Have the right for the purpose of performing its duties to inspect all the books and records and any matters relating to the financial position of the Corporation with the officers, employers or external parties, including the external auditor, all of whom are expected to cooperate.

•	Receive and handle complaints under the Corporation’s Whistleblower Policy.
•	Review and pre-approve amounts paid to the Corporation’s auditors for non-audit work.

Audit and Risk Management Committee composition

The Audit and Risk Management Committee consists of four outside and unrelated directors: Lawrence Bell (Audit Committee Expert and Chair), Peter Nixon, Christopher Pollard and William Stanley. Each of these members has the following experience relevant to his responsibilities as a member of the Audit and Risk Management Committee:

Lawrence Bell, Chairman – Mr. Bell is the Chair of BC Hydro & Power Authority. Mr. Bell has extensive experience dealing with financial matters, including serving in the British Columbia province’s public sector as Deputy Minister of Finance; Secretary to the Treasury Board; Deputy Minister of Housing, Lands and Parks; and Deputy Minister responsible for Transit. Mr. Bell serves and has served on the board of many private and public companies and charitable organizations, including public mining companies and financial organizations such as currently serving at the Chair of the University of British Columbia Investment Management Trust and formerly serving as the Chief Executive Officer of Vancouver City Savings Credit Union.

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

External Auditor Service Fees

During the past two financial years the Corporation paid fees to the Corporation’s auditors as set out below.

	2006	2005
Audit Fees	$237,300	$139,000
Audit Related Fees	$ 50,400	$ 79,950
Tax Fees	$ 48,250	$ 82,430
All Other Fees	$ -	$ -

Audit related fees included principally fees for consulting in relation to compliance with Sarbanes Oxley requirements and financial statement translation. Tax fees included principally fees for flow-through and income tax return filings.

2.	AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF MIRAMAR MINING CORPORATION

Consolidated Financial Statements (Expressed in Canadian dollars)

MIRAMAR MINING CORPORATION

Years ended December 31, 2006 and 2005

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Miramar Mining Corporation as at December 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP (signed)

Chartered Accountants

Vancouver, Canada

March 2, 2007, except as to note 15(d) which is as of March 30, 2007

MIRAMAR MINING CORPORATION
Consolidated Balance Sheets
(Expressed in thousands of Canadian dollars)

Years ended December 31, 2006 and 2005

	2006	2005

Assets
Current assets:
Cash and cash equivalents	$ 145,800	$ 48,723
Short term investments	3,957	20,000
Accounts receivables	1,781	1,135
Inventory (note 3)	5,243	4,782
Power credits (note 2(n))	389	389
Prepaid expenses	322	355

	157,492	75,384
Power credits (note 2(n))	780	1,168
Property, plant and equipment (note 4)	6,547	5,569
Mineral properties (note 5)	204,892	170,817
Cash collateral deposits (note 6)	15,263	14,980
Investment in Northern Orion Explorations Ltd. (note 7)	6,305	8,505
Other assets (note 8)	2,616	1,574

	$ 393,895	$ 277,997

Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities	$ 4,976	$ 4,748
Current portion of site reclamation and closure costs (note 10)	8,473	5,947
Current portion of deferred gain (note 2(n))	389	389

	13,838	11,084
Deferred gain (note 2(n))	780	1,168
Provision for site reclamation and closure costs (note 10)	11,002	14,536
Future income tax liability (note 12)	25,981	22,801

	51,601	49,589
Shareholders' equity:
Share capital (note 11)	551,480	433,990
Contributed surplus	5,213	6,846
Deficit	(214,399)	(212,428)

	342,294	228,408

	$ 393,895	$ 277,997

Nature of operations (note 1)
Commitments and contingencies (notes 11 and 15)
Subsequent event (note 15 (d) and (g))

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

/s/ Anthony P. Walsh Director	/s/ David Fennell Director

MIRAMAR MINING CORPORATION
Consolidated Statements of Operations aned Deficit
(Expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2006 and 2005

	2006	2005

Expenses:
Depreciation, depletion and accretion	$ 1,379	$ 1,088
General and administration	1,726	1,520
Salaries	1,643	1,217
Stock-based compensation	1,277	985
Professional services	1,170	592
Investor relations	490	119
Interest and penalties	472	241
Foreign exchange	(11)	2
Severances and closure	1,832	264
Write-down of assets (note 7)	2,200	108
Write-down of asset retirement obligation capitalized (note 10)	3,356	8,085

	15,534	14,221

Loss before undernoted	(15,534)	(14,221)
Other income (expense):
Interest income	4,826	1,156
Other income (notes 5 and 8)	4,260	875
Equity loss	-	(227)

	9,086	1,804

Loss before income taxes	(6,448)	(12,417)
Income tax recovery (expense) (note 12):
Current	14	(34)
Future	4,463	1,460

	4,477	1,426

Loss for the year	(1,971)	(10,991)
Deficit, beginning of year	(212,428)	(201,437)

Deficit, end of year	$ (214,399)	$ (212,428)

Basic and diluted loss per share	$ (0.01)	$ (0.07)
Weighted average number of common shares outstanding	200,572,424	163,744,437

See accompanying notes to consolidated financial statements.

MIRAMAR MINING CORPORATION
Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian dollars)

Years ended December 31, 2006 and 2005

	2006	2005

Cash provided by (used in):
Operations:
Loss for the year	$ (1,971)	$(10,991)
Items not involving cash:
Depreciation, depletion and accretion	1,379	1,088
Stock-based compensation	1,277	985
Write-down of assets	5,556	8,193
Gain on sale of assets	(4,048)	-
Future income taxes	(4,463)	(1,460)
Equity loss	-	227
Other	412	18
Changes in non-cash working capital:
Accounts receivable	(690)	1,205
Inventory	(461)	595
Prepaid expenses	33	(88)
Accounts payable and accrued liabilities	(345)	(3,165)
Payments made on site reclamation (note 10)	(5,559)	(8,138)

	(8,880)	(11,531)
Financing:
Issue of common shares for cash	118,423	58,289

	118,423	58,289
Investments:
Expenditures on plant, equipment and deferred exploration	(32,227)	(18,413)
Proceeds from (purchase of) short-term investments	16,043	(20,000)
Proceeds on sale of assets	4,041	10,769
Purchase of collateral deposits, net	(323)	(306)
Purchase of securities	-	(300)

	(12,466)	(28,250)

Increase in cash and cash equivalents	97,077	18,508
Cash and cash equivalents, beginning of year	48,723	30,215

Cash and cash equivalents, end of year	$ 145,800	$ 48,723

Supplementary information:
Income taxes paid	$ -	$ 34
Interest received	4,461	994
Non-cash investing and financing activities:
Fair value of stock options allocated to shares issued on
exercise	4,358	107
Stock-based compensation included in deferred exploration	1,449	944
Recognition of future income tax liabilities to mineral
properties	2,351	-
Asset retirement obligations capitalized to property, plant
and equipment	3,356	8,085
Common shares received on option agreement (note 5)	745	-

See accompanying notes to consolidated financial statements.

MIRAMAR MINING CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts in thousands of Canadian dollars)

Years ended December 31, 2006 and 2005

1.	Nature of operations:

Miramar Mining Corporation (the “Company”) was incorporated under the laws of the Province of British Columbia. In December, 2004, the Company made the decisions to terminate all mining activities at its Con Mine and Giant mine operations and to commence planned reclamation activities. Therefore, at December 31, 2006 and 2005, the Company’s principal business activity is the exploration and development of mineral property interests. The Company’s principal mineral property interest is the Hope Bay Project located in Nunavut, Canada.

The Company is in the process of exploring its mineral property interest and has not yet determined whether its mineral property interest contain economically recoverable mineral reserves. The underlying value and the recoverability of the amounts shown for mineral property is entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property, and future profitable production or proceeds from the disposition of the mineral property interest.

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

Cash and cash equivalents include investments with terms to maturity of 90 days or less when purchased. Cash collateral deposits are carried at cost.

(c)	Short-term investments:

Short-term investments with terms to maturity of greater than 90 days but not more than one year are recorded at the lower of cost and market determined on an aggregate portfolio basis.

(d)	Revenue recognition and inventory:

Revenue from sale of the Company’s product is recorded when pervasive evidence of an arrangement exists, title and risk passes to the buyer and the sales price is fixed and determinable. Gold and silver inventory are valued at the lower of net realizable value and cost. Materials and supplies inventory are valued at average cost less appropriate allowances for obsolescence.

MIRAMAR MINING CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts in thousands of Canadian dollars)

Years ended December 31, 2006 and 2005

2.	Significant accounting policies (continued):

(e)	Property, plant and equipment and mineral properties:

Property, plant and equipment, which includes mine plant and equipment and mineral properties, is recorded at the lower of cost and estimated net recoverable amount. Buildings and equipment are depreciated on a straight-line basis over their estimated useful lives. Office furniture and computer equipment are depreciated using the declining balance method at 20% and 30%, respectively. Leasehold improvements are amortized straight-line over their estimated useful life.

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

The Company recognizes the fair value of a future asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that results from the acquisition, construction, development and/or normal use of the assets. The Company concurrently recognizes a corresponding increase in the carrying amount of the related long-lived asset which is amortized over the life of the asset. The fair value of the asset retirement obligation is estimated using the expected cash flow approach that reflects a range of possible outcomes discounted at a credit-adjusted risk-free interest rate. Subsequent to the initial measurement, the asset retirement obligation is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. Changes in the obligation due to the passage of time are recognized in income as an operating expense using the interest method. Changes in the obligation due to changes in estimated cash flows are recognized as an adjustment of the carrying amount of the related long-lived asset and is amortized over the remaining life of the asset.

MIRAMAR MINING CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts in thousands of Canadian dollars)

Years ended December 31, 2006 and 2005

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

(j)	Translation of foreign currency:

The accounts of foreign operations are translated into Canadian dollars as follows:

•	monetary assets and liabilities at the rates of exchange prevailing at the balance sheet date

•	other assets and liabilities at applicable historical exchange rates

•	revenue and expenses at the average rate of exchange for the period covering the statement of operations except for expenses related to non-monetary assets which are at the rates used for the translation of the related assets

Translation gains and losses are included in the statement of operations.

MIRAMAR MINING CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts in thousands of Canadian dollars)

Years ended December 31, 2006 and 2005

2.	Significant accounting policies (continued):

(k)	Income taxes:

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

(l)	Flow-through common shares:

Canadian tax legislation permits a company to issue flow-through shares whereby the deduction for tax purposes relating to qualified resource expenditures is claimed by the investors rather than the Company. Recording these expenditures for accounting purposes gives rise to taxable temporary differences.

When flow-through expenditures are renounced, the Company records the tax effect as a reduction to share capital and an increase to future income tax liabilities. To the extent that the Company has future income tax assets that were not recognized in previous years, due to the recording of a valuation allowance, a future income tax recovery is recorded in the statement of operations.

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

For the years ended December 31, 2005 and 2006, diluted loss per share is the same as basic loss per share as the affect of all outstanding options and warrants (note 11) would be anti-dilutive.

MIRAMAR MINING CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts in thousands of Canadian dollars)

Years ended December 31, 2006 and 2005

2.	Significant accounting policies (continued):

(n)	Power credits and deferred gain

On April 4, 2003, the Company completed the sale of the Bluefish hydroelectric power plant (“Bluefish”) to Northwest Territories Power Corporation. Bluefish is a 7.0 mega volt-ampere hydroelectric power generating facility, located 25 miles of Yellowknife, which supplies power to the Company’s Con Mine. Sale consideration included a non-interest bearing note for $10 million which was paid on December 31, 2004, the supply of power to the Con Mine, free of charge, equal to the historic generation profile of Bluefish until December 31, 2004 and the supply of power to the Con Mine, free of charge, at an annual rate of 5 million kilowatts and 18,000 kilo volt-ampere of demand for a five year period from 2005 to 2009 (the “Power Credits”). The Company recorded a deferred gain of $7.0 million relating to the fair value consideration of the Power Credits. During the year ended December 31, 2006, approximately $0.4 million (2005 —$0.4 million) of the fair value of the Power Credits were consumed and has been recorded in site closure and reclamation costs incurred along with a reduction to the corresponding deferred gain. The Company expects to utilize approximately $0.4 million of the Power Credits, and recognize the same amount of the deferred gain in 2007. Therefore, $0.4 million has been classified as current.

(o)	Use of estimates:

The preparation of financial statements requires management to make estimates that affect the reported values of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of the impairment of assets, site reclamation and closure obligations, assumptions used in determining stock-based compensation, future income tax valuation allowances and rates for amortization of property, plant and equipment. Actual results could differ from these estimates.

(p)	Comparative figures:

Certain comparative figures have been restated to conform to the current year’s financial statement presentation.

3.	Inventory:

	2006	2005

Residual gold and silver	$ 29	$1,162
Materials and supplies	5,214	3,620

	$5,243	$4,782

MIRAMAR MINING CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts in thousands of Canadian dollars)

Years ended December 31, 2006 and 2005

4.	Property, plant and equipment:

			2006	2005

	Cost	Accumulated depreciation and depletion	Net book value	Net book value

Mine plant and equipment	$118,017	$115,923	$2,094	$2,105
Exploration equipment	3,411	691	2,720	1,614
Construction in progress	1,177	-	1,177	1,217
Computer equipment	1,398	1,019	379	505
Leasehold and office	609	432	177	128

Total	$124,612	$118,065	$6,547	$5,569

5.	Mineral properties:

The following is a summary of exploration and development costs incurred related to the Company’s Hope Bay Project:

	2006	2005

Balance, beginning of year	$ 170,817	$ 160,003
Additions:
Drilling	7,447	3,997
Sample analysis	1,122	532
Personnel and contracts	4,507	3,336
Stock-based compensation	1,449	944
Supplies and equipment	1,933	931
Other exploration costs	1,134	627
Title and claim management	431	317
Transportation and freight	5,687	2,908
Camp and infrastructure	3,057	1,531
Environmental and permitting	3,636	3,157
Feasibility and studies	2,066	958
Future income taxes related to the above	2,351	-

	34,820	19,238
Disposition of mineral property	(745)	(8,424)

Balance, end of year	$ 204,892	$ 170,817

On February 18, 2005, the Company assigned to Dundee Precious Metals Inc. (“Dundee”) its option to purchase from Kinross Gold Corporation 60% of the Back River project, including the Goose and George Lakes deposits. During the year ended December 31, 2005, the Company received proceeds of approximately $10 million for the reimbursement of past exploration costs and inventory acquisition incurred by the Company on the Back River Project plus 5%. During the year ended December 31, 2006, the Company received a final cash payment of $2.0 million pursuant to the sales agreement upon the project reaching a milestone as set out in the agreement. As no capitalized costs associated with the Back River Project remain recorded in mineral properties, the $2.0 million payment has been recorded as part of other income in the statement of operations.

MIRAMAR MINING CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts in thousands of Canadian dollars)

Years ended December 31, 2006 and 2005

5.	Mineral properties (continued):

On September 20, 2004, the Company completed an option agreement with Maximus whereby Maximus can earn a 75% interest in the Eastern Contact and Twin Peaks areas of Hope Bay by spending $7.5 million scheduled over a three-year period. In consideration for entering the option agreement, Maximus is to pay the Company five million shares of Maximus as repayment for past expenditures on the properties, issued over a three-year period. Additional shares could also be issued to the Company at specific resource milestones. To December 31, 2006, the Company had received 3.5 million shares of Maximus which it has been recorded as part of other assets, with a corresponding decrease of $0.7 million recorded against the Hope Bay mineral property.

6.	Cash collateral deposits:

The Company has established cash deposits with chartered banks to serve as collateral for letters of credit pledged in favour of various governmental agencies and others under several water licenses and mineral exploration and mining agreements. The Company has also established two reclamation security trusts for the reclamation of the Con Mine (note 15(c)). The deposits are invested in guaranteed investment certificates and bear interest at market rates ranging from 3.5% to 4.3%. These funds will be returned to the Company upon completion of reclamation of the property to which they relate. Cash collateral deposits are as follows:

	2006	2005

Con Mine reclamation security trust	$10,873	$10,506
Con Mine road permit	-	50
Golden Eagle reclamation	307	341
Talapoosa reclamation	233	233
Hope Bay water licenses and land permits	3,850	3,850

	$15,263	$14,980

7.	Investment in Northern Orion Explorations Ltd.:

At January 1, 2005, the Company had 200,247 shares of Northern Orion Explorations Ltd. (“Northern Orion”) and a net proceeds interest royalty (“NPI”) in a Northern Orion mineral property which it acquired pursuant to a restructuring agreement with Northern Orion. The NPI entitles the Company to receive the economic equivalent of a 2.5% net smelter return on the Northern Orion’s mineral property as well as 50% of the proceeds from the disposition of the Northern Orion mineral property, all to a maximum of $15 million. During 2005, the Company sold all remaining shares of Northern Orion and recorded the proceeds as a reduction of the carrying value.

During the year ended December 31, 2006, the Company recorded a write down of $2.2 million to reduce the carrying value of the investment as a result of a change in the estimated fair value of future cash flows expected to be received from the NPI on proceeds on disposition. Recovery of the remaining carrying value of $6.3 million is dependant upon the receipt of net proceeds from eventual production from the mineral property or its sale by Northern Orion.

MIRAMAR MINING CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts in thousands of Canadian dollars)

Years ended December 31, 2006 and 2005

8.	Other assets:

	2006	2005

Pension asset (note 13)	$1,604	$1,260
Investment in Sherwood Copper Corporation ("Sherwood")	187	180
Investments	781	134
Nunavut Tunngavik deposit	44	-

	$2,616	$1,574

During the year ended December 31, 2006, the Company sold a portion of its shares in Sherwood and its other investments, realizing a gain of $2.0 million that is included in other income in the statement of operations.

9.	Related parties:

At December 31, 2006, the Company holds 7.3% of Maximus Ventures Ltd (“Maximus”), a company related by virtue of a common director. The Company supplied services on a cost recovery basis to Maximus totaling $1,047,304 (2005 — $1,188,680) during the year ended December 31, 2006.

During the year ended December 31, 2005, the Company’s investment in Sherwood was reduced from 38.3% to 13.3% as a result of Sherwood issuing shares to outside interests. During the period in 2005 the Company had significant influence over Sherwood, the Company supplied services on a cost recovery basis to Sherwood totaling $122,344.

These transactions are recorded at their exchange amount in these consolidated financial statements which is the amount of consideration received as established and agreed to by the Company and, as appropriate, Maximus or Sherwood.

10.     Site reclamation and closure:

The Company has recorded provisions for the estimated cost of site closure and reclamation relating to past mining activities at the Con Mine and the Hope Bay Project. The following is a reconciliation of the changes in the provision for site reclamation and closure during the year:

	2006	2005

Balance, beginning of year	$ 20,483	$ 19,759
Change in estimate for site closure and reclamation costs	3,356	8,085
Site closure and reclamation costs incurred	(5,559)	(8,138)
Accretion expense	1,195	777

Balance, end of year	$ 19,475	$ 20,483

Allocated between:
Current portion	$ 8,473	$ 5,947
Non-current portion	11,002	14,536

	$ 19,475	$ 20,483

MIRAMAR MINING CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts in thousands of Canadian dollars)

Years ended December 31, 2006 and 2005

10.	Site reclamation and closure (continued):

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

During the year ended December 31, 2006, the Company recorded an adjustment to increase the liability for site closure and reclamation obligations by $3.4 million (2005 — $8.1 million). This adjustment results from: an increase to the expected cost of post-closure water treatment, a longer period of site monitoring, the addition of a contingency measure to treat additional water from the underground mine (if the water reaches the surface) for the period of 2015 and 2030, and an increase in the cost of reclaiming and processing arsenic contaminated tailings in 2007 as a result of expected costs increases for operating labour, supplies and other related costs.

Although the ultimate amount to be incurred is uncertain, the liability for site closure and reclamation for the Con Mine has been estimated on an undiscounted basis before inflation to be $22.1 million and is to be expended from 2007 to 2050. For purposes of determining the fair value of the obligation, a credit-adjusted risk-free discount rate of 9.8% and an inflation factor of 2.0% have been applied.

As required by GAAP, cost estimates include contractor markups, provision for administration and engineering and a provision for unforeseeable circumstances. However, the Company expects to use its employees wherever possible to complete the reclamation activities, which could eliminate a portion of these costs. The Company has $10.9 million on deposit in Con Mine reclamation security trusts that will be applied, in part, to offset the reclamation costs as they are incurred. The Company is required by regulatory agencies to post security for the site closure and reclamation activities, excluding the arsenic processing activities, and, based on the Company’s estimate for these costs, the Company does not currently anticipate that the regulatory agencies will require additional funds to be contributed to the reclamation security trusts.

MIRAMAR MINING CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts in thousands of Canadian dollars)

Years ended December 31, 2006 and 2005

11.	Share capital:

(a)	Authorized:

500,000,000 common shares without par value

(b)	Issued:

	Common Shares

	Number of shares	Amount

Balance, December 31, 2004:	159,774,830	$ 380,734
Issued:
Common shares for cash, net of issue costs	26,070,000	57,679
Future income tax effect of flow-through shares	-	(5,140)
On exercise of stock options	456,600	717

Balance, December 31, 2005	186,301,430	433,990
Issued:
Common shares for cash, net of issue costs	25,342,820	108,637
Future income tax effect of flow-through shares	-	(5,291)
On exercise of warrants	366,000	750
On exercise of stock options	5,114,788	13,394

Balance, December 31, 2006	217,125,038	$ 551,480

On November 30, 2006, the Company completed a private placement offering of 2,040,820 flow-through shares at $7.35 per share for total gross proceeds of $15 million. The underwriter received a cash commission of 4% of the gross proceeds in payment for their services. The Company will be required to incur Canadian exploration expenditures as defined by the Income Tax Act (Canada) totaling $15 million by December 31, 2007.

On June 26, 2006 the Company entered into two concurrent equity underwriting agreements comprised of a public offering of 19,200,000 common shares at $4.17 per share and a private placement of 2,989,000 flow-through shares at $5.20 per share. On July 12, 2006, the Company completed the closing of these two financings for aggregate gross proceeds of $95.6 million. As part of the public offering, the Company granted the underwriters an over-allotment option exercisable for a period of 30 days following the closing. On August 11, 2006 the underwriters exercised the over-allotment option and purchased 1,113,000 common shares for additional gross proceeds of approximately $4.6 million. As required by the private placement flow through agreement, the Company must incur Canadian exploration expenditures as defined by the Income Tax Act (Canada) totaling approximately $15.5 million by December 31, 2007.

On November 22, 2005, the Company completed a private placement to Newmont Mining Corporation of Canada Limited (“Newmont”) of 18.5 million units at a price of $2.35 per unit for gross proceeds of $43.5 million. Each unit consisted of one common share and one warrant to purchase an additional common share at $2.75 per common share until November 22, 2009.

MIRAMAR MINING CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts in thousands of Canadian dollars)

Years ended December 31, 2006 and 2005

11.	Share capital (continued):

(b)	Issued (continued):

On October 14, 2005, the Company completed a private placement of 250,000 flow-through common shares at a price of $2.05 per common share for gross proceeds of $512,500. Pursuant to the financing agreement, the Company must incur Canadian exploration expenditures as defined in the Income Tax Act (Canada) in the amount of $512,000 by December 31, 2006, which amount has been incurred.

On September 30, 2005, the Company completed a private placement of 7,320,000 flow-through common shares at a price of $2.05 per common share for gross proceeds of approximately $15 million. In consideration for their services, the underwriters received commissions of $0.8 million and brokers’ warrants exercisable to purchase 366,000 common shares at $2.05 per common share until September 30, 2006. The fair value of these warrants at the grant date was $0.1 million and has been shown on a net basis in share capital. Pursuant to the financing agreement, the Company must incur Canadian exploration expenditures as defined in the Income Tax Act (Canada) in the amount of $15,000,000 by December 31, 2006, which amount has been incurred.

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

	2006		2005

	Share options	Average exercise price	Share options	Average exercise price

Outstanding, beginning of year	7,449,684	$ 1.87	6,263,578	$ 2.18
Granted	3,322,342	2.93	3,054,706	1.32
Exercised	(5,114,788)	1.77	(456,600)	1.33
Forfeited or expired	(598,600)	1.85	(1,412,000)	2.24

Outstanding, end of year	5,058,638	$ 2.67	7,449,684	$ 1.87

Exercisable	3,549,559	2.49	6,921,684	$ 1.83

The stock-based compensation costs reflected in the consolidated financial statements were estimated using the Black-Scholes option pricing model with the following weighted average assumptions: a risk-free interest rate of 3.9% (2005 — 3.6%), a dividend yield of 0% (2005 — 0%), an expected volatility of 60% (2005 — 60%) and expected lives of stock options of 5 years (2005 — 4.85 years). The weighted average fair value of options granted in 2006 was $1.54 (2005 — $1.38).

MIRAMAR MINING CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts in thousands of Canadian dollars)

Years ended December 31, 2006 and 2005

11.	Share capital (continued):

(c)	Stock options (continued):

As at December 31, 2006, 3,549,559 options were fully vested and expire as follows:

Year	Number	Exercise Price

2007	150,000	$2.63
2008	436,676	1.89
2009	1,227,981	3.22
2010	878,706	1.28
2011	856,196	2.98

Exercisable options exclude options which are contingent on future performance targets (290,000 options) and options which are restricted from exercise pending approval of an increase in the stock option plan (1,219,078 options).

(d)	Warrants and brokers compensation options:

At December 31, the Company had warrants and brokers’ compensation options outstanding and exercisable as follows:

	2006		2005

	Share options	Average exercise price	Share options	Average exercise price

Outstanding, beginning of year	18,866,000	$ 2.74	1,316,267	$ 2.26
Granted	-	-	18,866,000	2.74
Exercised	(366,000)	2.05	-	-
Forfeited or expired	-	-	(1,316,267)	2.26

Outstanding, end of year	18,500,000	$ 2.75	18,866,000	$ 2.74

The warrants outstanding at December 31, 2006 were granted to Newmont as described in note 11(b).

MIRAMAR MINING CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts in thousands of Canadian dollars)

Years ended December 31, 2006 and 2005

12.	Income and resource taxes:

At December 31, 2006, the Company has unused tax loss carry forwards in Canada of $48.3 million (2005 — $46.2 million) expiring between the years 2006 and 2025 which are available to reduce taxable income and capital losses of $58.2 million (2005 — $68.2 million) which are available indefinitely, but can only be utilized against capital gains. The Company has investment tax credits totaling approximately $2.6 million (2005 —$1.8 million). The tax effect of the significant components within the Company’s future tax asset (liability) at December 31 was as follows:

	2006	2005

Loss carry forwards	$ 12,870	$ 14,509
Capital losses	10,383	12,752
Property, plant and equipment	18,504	19,561
Canadian resource deductions	1,855	3,745
Reclamation liabilities	6,037	7,368
Other	2,523	1,517

	52,172	59,452
Valuation allowance	(47,553)	(54,508)

Net future tax asset	4,619	4,944
Future income tax liability of Hope Bay Gold	(7,620)	(8,382)
Future income tax liability on flow-through shares	(22,980)	(19,363)

Net future income tax liability	$(25,981)	$(22,801)

The income tax expense differs from the amounts computed by applying the combined federal and provincial income tax rate of 34.1% (2005 — 34.1%) to pre-tax losses as a result of the following:

	2006	2005

Loss before equity loss and income taxes	$ 6,448	$ 12,190

Computed "expected" tax recovery	$ 2,199	$ 4,157
Adjustment to income taxes resulting from change in valuation
allowance, net of related changes in tax rates and other	(1,626)	367
Adjustment to future tax assets and liabilities for enacted
changes in tax rates	2,598	(1,200)
Permanent differences	(868)	(1,158)
Share issue costs	2,049	453
Capital taxes	-	(34)
Other	125	(1,159)

Income tax recovery	$ 4,477	$ 1,426

MIRAMAR MINING CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts in thousands of Canadian dollars)

Years ended December 31, 2006 and 2005

13.	Pension plan and other post-retirement benefits:

The Company has three defined benefit pension plans covering substantially all of the employees at the Con Mine and the Giant Mine. These plans are funded on an ongoing basis, based on periodic actuarial valuations and statutory requirements. In addition, the Company, by practice, provides for other post-retirement benefits. The ultimate liability for these benefits is estimated for accounting purposes on an ongoing basis using periodic actuarial calculations.

Summary information related to the defined benefit pension plans and other benefits are as follows:

	Pension benefit plans		Other benefit plans

	2006	2005	2006	2005

Accrued benefit obligation	$ 18,449	$ 18,880	$ 303	$ 176
Fair value of plan assets	17,022	15,790	-	-

Funded status - plan deficit	(1,427)	(3,090)	(303)	(176)
Unamortized actuarial loss	3,031	4,350	18	20
Unamortized past service costs	-	-	204	-

Accrued benefit asset (liability)	$ 1,604	$ 1,260	$(81)	$(156)

Reconciliation of accrued benefit obligation:

	Pension benefit plans		Other benefit plans

	2006	2005	2006	2005

Balance, beginning of year	$ 18,880	$ 17,182	$ 176	$ 158
Current service cost	193	230	-	-
Interest cost	898	998	7	7
Benefits paid	(1,430)	(3,023)	(84)	(78)
Plan improvement	-	-	204	-
Actuarial (gain) loss	(326)	3,425	-	89
Loss due to curtailment	234	68	-	-

Accrued benefit obligation,
end of year	$ 18,449	$ 18,880	$ 303	$ 176

Reconciliation of plan assets:

	Pension benefit plans		Other benefit plans

	2006	2005	2006	2005

Fair value, beginning of year	$ 15,790	$ 16,282	$-	$-
Expected return on plan assets	1,089	1,063	-	-
Employer contributions	955	847	-	-
Benefits paid	(1,430)	(3,023)	-	-
Actuarial gains	618	621	-	-

Fair value of plan assets, end of year	$ 17,022	$ 15,790	$-	$-

MIRAMAR MINING CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts in thousands of Canadian dollars)

Years ended December 31, 2006 and 2005

13.	Pension plan and other post-retirement benefits (continued):

Pension expense during the year for the pension plans is $601,200 (2005 — $457,200). Other benefit plans expense for the year is $8,700 (2005 — $61,800). Pension expense for the year was comprised of the following:

	2006	2005

Current service cost	$ 193	$ 230
Interest cost	898	998
Expected return on plan assets	(1,089)	(1,063)
Amortization of experience gains	365	136
Amortization of past service costs	-	89
Loss due to curtailment	234	68

	$ 601	$ 458

The measurement date for the plan assets and the benefit obligation was December 31, 2006. Payments are being made to fund the excess of the accrued benefit obligation over the fair value of plan assets in accordance with applicable legislation. The effective date of the final actuarial valuations is the date which the plan is terminated which was June 30, 2006 for the Giant Mine plan and October 31, 2006 for one of the Con Mine plans.

The significant actuarial assumptions used in 2006 and 2005 in the measurement of the Company’s benefit obligation are shown in the following table:

	Pension benefits	Other benefits

Discount rate used for accrued benefit obligation	5.00%	5.00%
Discount rate used for benefit costs	4.50%	5.00%
Expected long-term rate of return on plan assets	7.00%	N/A
Weighted average rate of compensation increase	N/A	N/A

The actual allocation of plan assets is shown in the following table:

	2006	2005

Cash and short-term	$ 224	$ 139
Bonds	6,057	5,879
Canadian Equity Pension Trust	2,653	2,478
Dividend Income Fund	7,606	7,082
Overseas equities	482	212

	$17,022	$15,790

MIRAMAR MINING CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts in thousands of Canadian dollars)

Years ended December 31, 2006 and 2005

13.	Pension plan and other post-retirement benefits (continued):

The Company has a Supplemental Executive Retirement Plan for senior executives (the “SERP”). The SERP provides that the Company will pay to each executive on retirement or termination of employment a benefit equal to the difference between the amount of the Company’s contributions to the executive’s individual RRSP plan and investment returns thereon and a pension amount based upon such executive’s years of service and salary averaged over the highest consecutive 60 months of employment. The SERP obligations are not funded by the Company until retirement or termination of employment and therefore the SERP had a deficit at December 31, 2006 of $0.7 million (2005 — $0.6 million). At December 31, 2006, the accrued benefit liability related to the SERP, after taking into account unamortized net actuarial losses and past service costs, is $0.3 million (2005 — $0.4 million), which is recorded in accounts payable and accrued liabilities.

14.	Financial instruments:

Fair value estimates are made at the balance sheet date, based upon relevant market information and information about the financial instrument. These estimates are, in part, subjective in nature and involve uncertainties in significant matters of judgment. Changes in assumptions and market conditions could significantly affect these estimates. The carrying values of all financial instruments approximate fair values, except for investments presented in other assets. The fair value of the investment in Northern Orion currently approximates carrying value based on management’s estimate of fair value.

The fair value of other investments and the fair value based on the quoted market value of the investment in Sherwood at December 31 are as follows:

	2006		2005

	Carrying value	Fair value	Carrying value	Fair value

Investment in Sherwood	$187	$8,457	$180	$3,634
Other investments	782	1,464	134	974

MIRAMAR MINING CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts in thousands of Canadian dollars)

Years ended December 31, 2006 and 2005

15.	Commitments and contingencies:

(a)	Miramar Con Mine Ltd. (“MCML”) is committed to the purchase of approximately $600,000 of liquid oxygen through to August 31, 2007 subject to an ongoing purchase option in the Company’s favour at the discounted value of the remaining payments.

(b)	As part of the arrangement to sell a previously owned hydro electric asset, the Company entered into an indemnity agreement with NERCO Minerals Company (“NERCO”), the previous owners of the Con Mine, in which the Company agrees to hold NERCO harmless against any future third party claims that relate to environmental conditions of the Con Mine. The terms of the indemnity agreement provide for no limitation to the maximum potential future payments under the guarantee. The Company has not provided for any current carrying amount of the liability, contingent or otherwise, for the obligations under the guarantee. The Company has granted the indemnification in order to allow NERCO to release a similar guarantee provided by Red Lion Management Ltd. (“Red Lion”) in connection with the acquisition of the Con Mine. Red Lion held a security interest in all the assets of the Con Mine, including the hydro electric asset, as collateral for the indemnity against environmental liability given to NERCO. As security for the indemnification given to NERCO, the Company has granted a security interest on the Con Mine assets to NERCO and agreed that the net proceeds from the sale of these assets will be placed in a reclamation security trust, to be used to pay for the reclamation of the mine.

(c)	On August 8, 2000, MCML received a renewal water licence for the Con Mine issued under the Northwest Territories Waters Act. This licence expired on July 29, 2006 and an extension was granted to January 30, 2008. As a condition of a water license held by the MCML, the Company maintains security deposits for the cost of future reclamation. In 2004, the Company completed an agreement with DIAND to fund security deposits by depositing $10 million into two reclamation security trusts established by the Company. The reclamation security trusts will be used to fund the reclamation of the site on completion of operations.

(d)	In 1995, the Company entered into a joint exploration transaction with an investor that resulted in a renunciation of certain resource expenses being made to the investor. The amount of the renunciation was based upon an independent valuation prepared for the Company relating to the Con Mine assets. In 2000, the Canada Revenue Agency ("CRA") issued a reassessment notice challenging the valuation that formed the basis for this transaction. The reassessment does not give rise to any taxes payable by the Company. However, as part of the original transaction, the Company agreed to compensate the investor for any shortfall in the renunciation made by the Company to a maximum of $2.7 million plus accrued interest. Subsequent to December 31, 2006, the Company and the CRA reached a settlement regarding the reassessment which preserves the amount of the renunciation originally made to the investor. Accordingly, the Company no longer has a contingent liability with respect to possible payments to the investor

MIRAMAR MINING CORPORATION
Notes to Consolidated Financial Statements
(Tabular dollar amounts in thousands of Canadian dollars)

Years ended December 31, 2006 and 2005

15.	Commitments and contingencies (continued):

(e)	The Company has a long-term lease for office space for its corporate and exploration office. The Company has minimum commitments under operating leases for its premises totaling approximately $340,000 per annum from 2007 to 2009 and $260,000 per annum for 2010 to 2012. The Company has a number of operating leases for mobile and other equipment used at its exploration properties with lease terms ranging from one to two years, which in aggregate result in commitments of $611,000 in 2007 and $95,100 in 2008.

(f)	In September 2006, the Company signed the Inuit Impact and Benefits Agreement with the Kitikmeot Inuit Association (“KIA”) which establishes the terms which will apply to Doris North mine operations with respect to benefits to the Inuit people of the Kitikmeot region. Included in the agreement are specific payments to the KIA which would be made totaling $1.4 million subject to the successful completion of certain project milestones such as a positive production decision made by the Company and receipt of its water license. Also in September 2006, the Company completed a water compensation agreement with the KIA for the use of the proposed lake for tailings disposal which establishes total compensation of $0.9 million to be paid by the Company over a three year period following a positive production decision made by the Company.

(g)	Subsequent to December 31, 2006, the Company entered into a purchase commitment of approximately $5.7 million to acquire a 118-person camp facility from a manufacturer. Under the terms of the agreement, the Company will pay for the construction costs prior to its shipment to the Hope Bay site, which is expected to be in July 2007. The Company has the right to transfer its obligations under the purchase agreement to a third party.

3.	SUPPLEMENTARY INFORMATION RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

AUDITORS’ REPORT ON RECONCILIATION TO UNITED STATES GAAP

To the Board of Directors of
Miramar Mining Corporation

On March 2, 2007, except as to note 15(d) which is as of March 30, 2007, we reported on the consolidated balance sheets of Miramar Mining Corporation (the “Company”) as at December 31, 2006 and 2005, and the consolidated statements of operations and deficit and cash flows for the years then ended, which are included in the annual report on Form 40-F. In connection with our audits of the aforementioned consolidated financial statements, we also have audited the related supplemental information entitled “Reconciliation with United States Generally Accepted Accounting Principles” included in the Form 40-F. This supplemental information is the responsibility of the Company’s management. Our responsibility is to express an opinion on this supplemental information based on our audits.

In our opinion, such supplemental information, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

//s// KPMG LLP

Chartered Accountants

Vancouver, Canada

March 30, 2007

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

MIRAMAR MINING CORPORATION
Supplementary Information, Page 1
Reconciliation with United States Generally Accepted Accounting Principles
(Dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

For the year ended December 31, 2006 and 2005

Miramar Mining Corporation (the “Company”) follows generally accepted accounting principles in Canada (“Canadian GAAP”) which are different in certain respects from those applicable in the United States (“U.S. GAAP”) and from practices prescribed by the United States Securities and Exchange Commission. A discussion of the material measurement differences between Canadian GAAP and U.S. GAAP with respect to the Company’s consolidated financial statements are as follows:

(a)	Mining and mineral property assets:

U.S. GAAP requires that the carrying value of long-lived assets, such as property, plant and equipment, be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the Company is to estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. SEC staff have interpreted U.S. GAAP to require that mineral property exploration and land use costs must be expensed as incurred, until commercially mineable deposits are determined to exist within a particular property, as cash flows cannot be reasonably estimated prior to such determination. Accordingly, for U.S. GAAP purposes, for all periods presented, the Company has expensed all land use costs for mineral properties and deferred exploration costs, that have been incurred by the Company for which commercially mineable revenues, as defined, do not exist. As such $34,820 (2005 — $19,106) has been charged to the statement of operations. For Canadian GAAP, cash flows relating to mineral property exploration and land use costs are reported as investing activities. For U.S. GAAP, these costs would be characterized as operating activities.

During each of the years ended December 31, 2006 and 2005, the Company sold certain mineral properties that were in the exploration stage. As a result, amounts previously written-off for U.S. GAAP purposes would be recorded as income in the consolidated statement of operations for the years ended December 31, 2006 and 2005.

As a result of expensing exploration costs, the related future income tax liability recorded under Canadian GAAP is reversed for U.S. GAAP. As such, total liabilities would be decreased by $25,981 (2005 — $22,801) and shareholders’ equity would increase by $25,981 (2005 — $22,801).

(b)	Flow-through equity financing:

Under Canadian income tax legislation, a company is permitted to issue shares whereby the company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. Under Canadian GAAP, the Company has accounted for the issue of flow-through shares by reducing shareholders’ equity and recognizing a future income tax liability for the amount of tax credits renounced to the investors.

MIRAMAR MINING CORPORATION
Supplementary Information, Page 2
Reconciliation with United States Generally Accepted Accounting Principles
(Dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

For the year ended December 31, 2006 and 2005

(b)	Flow-through equity financing (continued):

For U.S. GAAP, the amount received by the Company on the issuance of flow-through shares in excess of the fair value of common shares is required to be credited to liabilities and included in operations over the period in which the Company incurs the qualified expenditures. During 2006, total flow-through share premiums received were $4,979 (2005 — $1,776), of which $1,509 relates to qualified expenditures made in 2006 (2005 — $50) and, therefore, would have been credited to earnings under U.S. GAAP and $3,470 would remain in liabilities at December 31, 2006 (2005 — $1,726) under U.S. GAAP. In addition, the $1,726 premium liability at December 31, 2005 would be credited to earnings in 2006 as the qualified expenditures were made in 2006.

Also, notwithstanding there is no specific contractual restrictions or requirements to segregate the funds received for the flow-through shares, funds that are unexpended at the consolidated balance sheet dates are considered to be restricted funds and are not considered to be cash or cash equivalents under the SEC staff interpretation of U.S. GAAP. Such amounts would be required to be disclosed separately in a consolidated balance sheet prepared in accordance with U.S. GAAP. Such amounts would be required to be disclosed separately in a consolidated balance sheet prepared in accordance with U.S. GAAP. As at December 31, 2006, unexpended flow-through funds were $18,779 (2005 — $15,079).

(c)	Investments:

Under Statement of Financial Accounting Standards (“SFAS”) No. 115 “Accounting for Certain Investments in Debt and Equity Securities”, the Company’s portfolio investments and marketable securities would be classified as available-for-sale securities and carried at fair value. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings but recorded as other comprehensive income or loss under U.S. GAAP and reported in a separate component of shareholders’ equity until realized. As at December 31, 2006, other assets and accumulated other comprehensive loss would each increase by $8,953 (2005 — $4,295) and the change in other comprehensive loss of $4,658 (2004 — $3,852) would be reflected in other comprehensive loss in the statement of operations.

(d)	Exploration stage company:

In December 2004, the Company determined that gold production was no longer economically viable at its Yellowknife mining operations and terminated all mining activities. Since then, the Company’s business is focused on the exploration and development of the Hope Bay Project in Nunavut. Pursuant to U.S. GAAP, effective January 1, 2005 the Company would be considered an exploration stage company as the Company is devoting efforts to establishing or developing commercially viable mineral properties. However, the identification of the Company as such for accounting purposes does not impact the measurement principles applied in the consolidated financial statements or this reconciliation.

MIRAMAR MINING CORPORATION
Supplementary Information, Page 3
Reconciliation with United States Generally Accepted Accounting Principles
(Dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

For the year ended December 31, 2006 and 2005

(e)	Pension:

The Company has three defined benefit pension plans covering substantially all of the employees at the Con Mine and the Giant Mine. These plans are funded on an ongoing basis, based on periodic actuarial valuations and statutory requirements. In addition, the Company, by practice, provides for other post-retirement benefits. The ultimate liability for these benefits is estimated for accounting purposes on an ongoing basis using periodic actuarial calculations. For Canadian GAAP purposes, the Company has disclosed in note 13 to the consolidated financial statements summary information and narrative descriptions of the defined benefit pension plans and other benefits. Under U.S. GAAP requirements set out in SFAS 87 for pension plan and post-retirement benefits, the Company would be required to record a minimum pension liability with respect to these plans.

In September 2006, the FASB issued SFAS No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (“SFAS 158”) which requires the recognition in the Company’s financial statements of the funding status of a benefit plan and that the plan assets and benefit obligations be measured as of the date of the employer’s fiscal year-end statement of financial position. Under SFAS 158, the Company is required to recognize unamortized actuarial gains and losses, prior service cost and remaining transitional amounts not recognized under Canadian GAAP, with the offset to comprehensive income. This difference in accounting standards resulted in $1,413 being recognized as a charge to accumulated other comprehensive income at December 31, 2006 and a $1,191 decrease to total assets for an over-funded plan and $222 increase to total liabilities for under-funded plans for U.S. GAAP purposes.

(f)	Impact of recent United States accounting pronouncements:

(i)	In December 2004, FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”), which is a revision of SFAS 123. SFAS 123(R) supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. In calculating compensation to be recognized, SFAS 123(R) requires the Company to estimate forfeitures. Prior to adoption of SFAS 123(R), accounting for stock-based compensation for U.S. GAAP purposes was consistent with that used for Canadian GAAP. For Canadian GAAP purposes, the Company currently uses the fair value method to account for all stock option grants but accounts for forfeitures as they occur as permitted by Canadian GAAP. However, based on its historical forfeiture rates, the Company has determined that this difference does not have a material impact on stock-based compensation expense that would be recognized for U.S. GAAP purposes.

MIRAMAR MINING CORPORATION
Supplementary Information, Page 4
Reconciliation with United States Generally Accepted Accounting Principles
(Dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

For the year ended December 31, 2006 and 2005

(f)	Impact of recent United States accounting pronouncements (continued):

(ii)	During the year, FASB issued Statement 157 “Fair Value Measurements”. The statement defines fair value, establishes a framework for measuring fair value and expands disclosures currently required by other accounting standards. The standard is effective for fiscal years beginning after November 15, 2007 and is not expected to have material effect to the Company.

(iii)	In December 2004, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 153, “Exchanges of Non-Monetary Assets – An Amendment of APB Opinion No. 29”(“SFAS 153”). The guidance in APB No. 29, Accounting for Non-Monetary Transactions”is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. SFAS 153 amends APB No. 29 to eliminate the exception for exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 was effective for the Company’s 2006 fiscal year. The adoption of SFAS 153 had no impact to the Company’s financial position, results of operations or cash flows.

(iv)	In June 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections”, a replacement of APB Opinion No. 20, “Accounting Changes”, and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements”. SFAS 154 requires retrospective application to prior periods’ financial statements of a change in accounting principle unless it is impracticable to do so. This is a change from the existing practice that requires most accounting changes to be accounted for by including in net income in the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The impact of SFAS 154 cannot be determined until such time as the Company makes a change in accounting policy.

(v)	In June 2006, FASB issued Financial Interpretation No. 48, Accounting for Uncertainty in Income Taxes – An Interpretation of SFAS Statement No. 109". This interpretation provides guidance on recognition and measurement of uncertainties in income taxes and is effective for the Company’s 2007 fiscal year end. The Company does not expect the adoption of this Interpretation to have a significant effect on the Company’s results of operations or financial position.

(vi)	During the year, the Company adopted Staff Accounting Bulletin No. 108, “Considering the Effect of Prior Year Misstatements When Quantifying Misstatements in the Current Year Financial Statements” (“SAB 108”), which prescribes how management should evaluate the impact of unrecorded misstatements of a prior year on the current year financial statements.

(g)	Restatement:

The Company has restated the 2005 U.S. GAAP reconciling adjustment for future income tax liability and recovery and has included U.S. GAAP reconciling adjustments for the investment in Northern Orion and the minimum pension liability.

MIRAMAR MINING CORPORATION
Supplementary Information, Page 5
Reconciliation with United States Generally Accepted Accounting Principles
(Dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

For the year ended December 31, 2006 and 2005

The effect of the material measurement differences between Canadian GAAP and U.S. GAAP on the amounts reported in the consolidated balance sheets, statements of operations and cash flows are as follows:

Balance Sheets	2006	2005 (Restated - note (g))

Assets, under Canadian GAAP	$ 393,895	$ 277,997
Mineral property exploration and development (a)	(115,282)	(81,207)
Adjustment to investment in Northern Orion	-	1,577
Adjustment for unrealized holding gain (c)	8,953	4,295
Adjustment to pension asset (e)	(932)	732

Assets, under U.S. GAAP	$ 286,634	$ 203,394

Liabilities, under Canadian GAAP	$ 51,601	$ 49,589
Future income tax liability (a)	(25,981)	(22,801)
Adjustment to pension liability (e)	2,541	3,647
Premium on unexpended flow-through funds (b)	3,470	1,726

Liabilities, under U.S. GAAP	$ 31,631	$ 32,161

Shareholders' equity, under Canadian GAAP	$ 342,294	$ 228,408
Mineral property exploration and development (a)	(116,027)	(89,499)
Future income tax liability (a)	25,981	22,801
Premium on unexpended flow-through funds (c)	(3,470)	(1,726)
Adjustment for unrealized holding gain (d)	8,953	4,295
Minimum pension liability adjustment (e)	(2,060)	(2,915)
Adjustment to initially apply FAS-158 (e)	(1,413)	-
Gain on sale of mineral property (a)	745	8,292
Adjustment to investment in Northern Onion	-	1,577

Shareholders' equity, under U.S. GAAP	$ 255,003	$ 171,233

	Years ended December 31
Statements of Operations	2006	2005 Restated - (note (g))

Loss for the year, Canadian GAAP	$ (1,971)	$(10,991)
Mineral property exploration costs (a)	(34,820)	(19,106)
Premium on flow-through shares (b)	3,235	3,342
Adjustment to future income tax recovery	(4,463)	(1,460)
Additional write-down to investment in Northern Orion	(1,577)	-
Adjustment for realized holding gain (c)	-	677
Gain on sale of mineral property (a)	745	8,292

Loss for the year, U.S. GAAP	(38,851)	(19,246)
Other comprehensive income:
Adjustment for unrealized holding gain (loss) (c)	5,956	3,852
Less: reclassification of realized gains to income (c)	(1,298)	(677)
Minimum pension liability adjustment	854	(1,438)

Comprehensive loss	$(33,339)	$(17,509)

Loss per share, basic and diluted under U.S. GAAP	$ (0.19)	$ (0.12)

MIRAMAR MINING CORPORATION
Supplementary Information, Page 6
Reconciliation with United States Generally Accepted Accounting Principles
(Dollar amounts expressed in thousands of Canadian dollars, except per share amounts)

For the year ended December 31, 2006 and 2005

	Years ended December 31

Statements of Cash Flows	2006	2005

Cash used in operating activities, under Canadian GAAP	$ (8,880)	$(11,531)
Mineral property exploration and development expenditures (a)	(31,020)	(19,106)

Cash used in operating activities, under U.S. GAAP	$(39,900)	$(30,637)

Cash used in financing activities, under Canadian GAAP	$ 118,423	$ 58,289
Change in restricted cash from issue of flow-through shares (c)	(3,700)	(766)

Cash provided by financing activities, under U.S. GAAP	$ 114,723	$ 57,523

Cash used in investing activities, under Canadian GAAP	$(12,466)	$(28,250)
Mineral property exploration and development expenditures (a)	31,020	19,106

Cash used in investing activities, under U.S. GAAP	$ 18,554	$(9,144)

Cash and cash equivalents end of year, under Canadian GAAP	$ 145,800	$ 48,723
Restricted cash from issue of flow-through shares (b)	(18,779)	(15,079)

Cash and cash equivalents end of year, under U.S. GAAP	$ 127,021	$ 33,644

4.	MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

MIRAMAR MINING CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) provides an analysis of the financial results of Miramar Mining Corporation (the “Company”) for the year ended December 31, 2006 compared with the same period in the previous year. In order to better understand the MD&A, it should be read in conjunction with the annual consolidated financial statements for the years ended December 31, 2006 and 2005 and related notes. The Company’s consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and expressed in thousands of Canadian dollars, except per share amounts. In addition, the Company files an annual report on Form 40-F with the United States Securities and Exchange Commission, which include the Company’s annual consolidated financial statements and a supplementary note reconciling the material differences between Canadian GAAP and United States GAAP, and their effect on the Company’s financial information. This MD&A is dated as of March 30, 2007. All amounts are expressed in Canadian dollars, except as otherwise indicated.

OVERVIEW

The Company’s mining and exploration assets are primarily gold assets in the Canadian Arctic. The Company has developed considerable experience in operations, exploration and logistics in the Canadian Arctic where the Company has focused its activities for more than ten years. In 2004, the Company terminated all mining activities at its Con and Giant mines in Yellowknife, Northwest Territories. Since then, the Company’s business has been focused on the exploration and development of the Hope Bay gold mineral project in Nunavut (the “Hope Bay Project”). The Hope Bay Project is 100% owned by the Company and extends over 1,000 square kilometers. The Company believes the project encompasses one of the most prospective undeveloped greenstone belts in Canada. The belt contains a number of significant gold deposits including the Doris North deposit which the Company expects to become the first new gold mine in Nunavut.

The Company’s goal is to become an intermediate gold producer through the phased development of the Hope Bay Project.

•

Phase 1: Short-term: Develop a small scale, high return gold mine at Doris North with the objective of generating significant cash flow, after capital payback, to advance the subsequent phases while minimizing equity dilution. A feasibility study on the Doris North deposit prepared in early 2003 concluded a two year mine at Doris North which could produce approximately 155,000 ounces of gold per year (the “Doris North Project”) was feasible.

•

Phase  2: Medium-term: Extend and expand production levels to a targeted production level of either approximately 300,000 ounces per year or 600,000 ounces per year. The potential mining alternatives which are under consideration in technical and economic studies are: a) an underground operation with a targeted production of approximately 6,000 tonnes per day and focused on developing the higher grade, more accessible upper portions of the Boston, Doris Central and Madrid deposits, and b) a larger scale (“Large Pit Concept”) operation with a targeted production of approximately 16,000 tonnes per day, based upon open pit mining at Madrid and underground mining at the Boston and Doris deposits.

March 29, 2007	1

MIRAMAR MINING CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

•

Phase 3: Longer-term: Continue exploration efforts at Hope Bay with the objective of discovering new deposits and expanding the current known resources in order to provide additional resources to extend mine production.

To achieve these objectives, the Company needs to successfully complete, among other things, the current permitting process for the Doris North Project, complete financing for mine construction, successfully construct and place into production the Doris North deposit, complete technical and economic studies on Phase 2 development of the Boston, Doris and Madrid deposits and identify additional resources, complete feasibility studies on Phase 2 and complete permitting on Phase 2.

2006 HIGHLIGHTS

•

On March 6, 2006, the Nunavut Impact Review Board (“NIRB”) issued its final hearing report recommending to the Minister of Indian and Northern Affairs Canada that the Doris North Project should proceed. On July 28, 2006 the Minister accepted the recommendation. On September 20, 2006, NIRB finalized the terms and conditions of the Doris North Project and issued a project certificate.

•

On April 20, 2006, the Company released an update to the resources at the Hope Bay Project. The update increased the total by 2.6 million ounces of gold or 40% over the prior year’s calculation, assuming the Large Pit Concept discussed above.

•

On June 26, 2006, the Company entered into two concurrent equity underwriting agreements, one relating to a public offering of 19,200,000 common shares at $4.17 per share and the other to a private placement of 2,989,000 flow-through shares at $5.20 per share. On July 12, 2006, the Company completed both offerings and received aggregate gross proceeds of $95.1 million. As part of the public offering, the Company granted the underwriters an over-allotment option. On August 11, 2006 the underwriters exercised the over-allotment option and purchased 1,113,000 common shares for additional gross proceeds of approximately $4.6 million.

•

A total of approximately 66,000 meters of exploration drilling was completed during the year ended December 31, 2006 focused largely in the Madrid deposit area. The significant results included: significant incepts at Suluk of wide gold mineralization; gold mineralization encountered in key gaps between the Suluk and Rand deposits; extension of mineralization on the Naartok East and Rand deposits; and a new type of mineralization was discovered approximately 400 meters north of the main Boston deposit.

March 29, 2007	2

MIRAMAR MINING CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

•

On August 24, 2006, the Company reported that the initial results of engineering studies supported potential mining options of either 6,000 tonnes per day or 16,000 tonnes per day for the next phase of Hope Bay development and these options would be the focus of further studies.

•

On September 6, 2006, the Company and the Kitikmeot Inuit Association (“KIA”) signed the Inuit Impact and Benefits Agreement (“IIBA”). The IIBA establishes the terms which will apply to Doris North with respect to benefits to the Inuit people of the area.

•	On November 30, 2006, the Company completed an equity private placement of 2,040,820 flow-through common shares at $7.35 for total gross proceeds of $15.0 million.
•	The Company’s net loss for the year ended December 31, 2006 was $2.0 million or $0.01 per share.

OPERATIONS OVERVIEW

Selected Financial Data

The following tables summarize total revenue, loss and loss per share over the last three fiscal years and the last eight fiscal quarters (in thousands of dollars except per share amounts).

	2006	2005	2004
Revenue/other income	$ 9,087	$ 2,031	$ 12,265
Earnings/(loss)	$ (1,971)	$ (10,991)	$ (32,459)
Per share	$ (0.01)	$ (0.07)	$ (0.21)

	2006 Q4	2006 Q3	2006 Q2	2006 Q1
Revenue/other income	$ 3,988	$ 1,762	$ 1,109	$ 2,228
Earnings/(loss)	$ (3,151)	$ 357	$ 1,906	$ (1,083)
Per share	$ (0.01)	$ -	$ 0.01	$ (0.01)
	2005 Q4	2005 Q3	2005 Q2	2005 Q1
Revenue/other income	$ 247	$ 171	$ 614	$ 999
Earnings/(loss)	$ (8,348)	$ (1,025)	$ (481)	$ (1,137)
Per share	$ (0.05)	$ (0.01)	$ -	$ (0.01)

March 29, 2007	3

MIRAMAR MINING CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

Earnings

For the year ended December 31, 2006, the Company had a net loss of $2.0 million or $0.01 per share compared to a net loss of $11.0 million or $0.07 per share in 2005. The losses reported in 2006 and 2005 include adjustments of $3.4 million and $8.1 million respectively to increase the asset retirement obligation for the Con Mine (see section headed “Critical Accounting Policies and Estimates” for additional discussion). Interest and other income totaled $9.1 million in 2006 compared to $2.0 million in 2005. Interest income was higher in 2006 by $3.7 million due largely to higher cash balances following the equity financings completed in 2006 as well as higher realized interest rates. At December 31, 2006 cash and short-term investments totaled $149.8 million which was $81.0 million higher than the balance at December 31, 2005. Other income in 2006 includes the net proceeds from the sale of assets including a final cash payment of $2.0 million relating to the assignment of the Back River option agreement to Dundee Precious Metals Inc. and a gain of $2.0 million on the sale of shares in Sherwood Copper Corporation and American Gold Capital Corporation. Also included in the 2006 results is the effect of the future tax rate changes which were approved in June 2006 by the Canadian federal government. These changes reduced the Company’s estimated income tax rate from 34.1% to 31.0% for future income taxes and reduced the future tax liability by $2.5 million. This reduction has been recognized as a future tax recovery in the statement of operations.

Operating Costs

During the year ended December 31, 2006, general and administrative expenses, salaries, professional services, investor relations and other costs totaled $5.5 million compared to $3.7 million in 2005. The increase in 2006 is comprised of higher consulting and legal services for regulatory compliance ($0.6 million), higher investor relations related costs due to increased activity ($0.4 million), higher salaries and other administrative costs due to increased salaries and additional staff ($0.6 million) and higher interest and penalties ($0.2 million) for potential expenses which may result from environmental incidents at Hope Bay and Con Mine. Stock-based compensation was $1.3 million in 2006 compared to $1.0 million in the same period of 2005. The weighted average fair value of options granted and vested in 2006 was $1.54 per share option compared to $1.38 in 2005. Stock options which were granted in 2006, but are not exercisable subject to shareholder approval have not been included in the fair value calculations for 2006. For more detailed discussion on the stock-based compensation expense, see the discussion below under the heading “Critical Accounting Policies and Estimates”. Depreciation, depletion and accretion expense in 2006 was $1.4 million compared to $1.1 million in 2005. In 2006, severance and closure costs were $1.8 million compared to $0.3 million for 2005. Of the severance and closure costs in 2006, $0.8 million was paid in cash in the year and the remainder includes an accrued amount for the future severance payments, an estimated loss on pension windup for the former employees at the Yellowknife mines and a mark-to-market adjustment on the fair value of certain options granted to a former employee to purchase certain common shares owned by the Company.

March 29, 2007	4

MIRAMAR MINING CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

The Company has established policies and procedures with respect to continuous disclosure and public reporting requirements to its shareholders and the investment community. Issues arising from this policy are dealt with by the disclosure committee which consists of the Chief Executive Officer, the Chief Financial Officer, the Vice President Legal and the Manager of Investor Relations.

The mandate of the disclosure committee is to (i) ensure that requisite disclosure is made by the Company; (ii) ensure that all public disclosure made by the Company to its shareholders or the investment community, written, oral or electronic, is accurate and complete and is made on a timely basis as required by applicable laws, regulations and stock-exchange requirements; and, (iii) monitor the effectiveness and integrity of the Company’s disclosure policies and procedures.

The certifying officers evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2006 and concluded that such controls and procedures are adequate and effective to ensure that information required to be disclosed by the Company in reports that it files or submits pursuant to the United States Securities Exchange Act of 1934, as amended (“Exchange Act”) and pursuant to Canadian securities laws is (a) recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission rules and forms and by applicable Canadian securities laws; and (b) accumulated and communicated to the management of the Company, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure as specified in Canadian and U.S. securities laws.

Management’s Report on Internal Controls

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”). The Company’s internal control system was designed to provide reasonable assurance that all transactions are accurately recorded, that transactions are recorded as necessary to permit preparation of financial statements in accordance with Canadian GAAP, and that the Company’s assets are safeguarded.

Management has assessed the effectiveness of the Company’s ICFR reporting as at December 31, 2006. In making its assessment, management used the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework in Internal Control – Integrated Framework to evaluate the effectiveness of the Company’s ICFR.

March 29, 2007	5

MIRAMAR MINING CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company determined that changes to the Company’s internal control over financial reporting were required related to the process of recording stock-based compensation expenses and the calculation of the number of common shares reserved for the exercise of stock options. The changes in the Company’s ICFR are described in “Changes in Internal Control Over Financial Reporting” below. With the changes implemented and except as disclosed in “Changes in Internal Control Over Financial Reporting” below, no material weaknesses in the Company’s ICFR were identified by management.

In August 2006, the SEC announced a one year postponement for the auditor attestation on ICFR for small companies (under US $700M market capitalization as at June 30, 2006). As a result, the Company elected not to have an external audit of its ICFR, however, all necessary work to allow an external audit to occur was completed by the Company had it proceeded with the auditor attestation.

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2006, the Company implemented changes to ICFR related to the process of recording stock-based compensation expenses and the calculation of the number of common shares reserved for the exercise of stock options.

In the first quarter of 2006, the Company issued 2.9 million stock options and recorded a non-cash stock option expense of $2.5 million to the consolidated statement of operations and deficit as well as capitalizing $1.2 million as deferred exploration expenditures. The maximum number of common shares permitted to be issued pursuant to the Company’s stock option plan had been reached at this time and approximately 1.1 million of the stock options granted during the first quarter of 2006 may not be exercised unless shareholder approval to the granting of such options is obtained. As a result, stock-based compensation expense associated with the 1.1 million stock options should not have been recorded and in October 2006 the Company filed an amendment and restatement to its unaudited financial results for the first and second quarters of 2006 to reflect that change.

No other changes occurred in the Company’s ICFR that has materially affected, or is reasonably likely to materially affect, the Company’s ICFR.

March 29, 2007	6

MIRAMAR MINING CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

General Statement on Disclosure Controls and Procedures and Internal Controls over Financial Reporting

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

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the Company’s consolidated financial statements requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as well as the reported expenses during the reporting period. Such estimates and assumptions affect the determination of the potential impairment of long-lived assets, estimated costs associated with reclamation and closure of mining properties, and the determination of stock-based compensation and future income taxes. Management re-evaluates its estimates and assumptions on an ongoing basis; however, due to the nature of estimates, actual amounts could differ from its estimates. The most critical accounting policies upon which the Company depends are those requiring estimates of gold reserves and resources, future recoverable gold ounces and assumptions of future gold prices.

Accounting for Exploration and Development Costs

Exploration expenditures related to mineral properties are deferred only if it is probable that these costs will be recovered from future operations. The carrying values of mineral properties are assessed at the balance sheet date to determine whether any persuasive evidence exists that the properties may be permanently impaired. The Company’s progress in its development activities towards its planned operations is a key factor to be considered as part of the ongoing assessment of the recoverability of the carrying amount of capital assets and deferred exploration and development costs. If there is persuasive evidence of impairment, the asset is written down to its estimated net recoverable value. Deferred acquisition, exploration and development expenditures totaled $204.9 million for Hope Bay at December 31, 2006.

March 29, 2007	7

MIRAMAR MINING CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

Asset Retirement Obligations

Asset retirement obligations are the estimated costs associated with mine closure and reclamation and are recorded as a liability at fair value. The liability is accreted over time through periodic charges to operations. In addition, asset retirement costs are capitalized as part of each asset’s carrying value at its initial discounted value and are amortized over the asset’s useful life. In the event the actual costs of reclamation exceed the Company’s estimates, the additional liability for retirement and remediation costs may have an adverse effect on the Company’s future results of operations and financial condition.

The asset retirement obligation for the Con Mine is comprised of two components (1) processing of historic mill roaster tailings (arsenic contained within this material is rendered inert by a process which utilizes the pressure oxidation circuit); and, (2) site closure and monitoring activities, including building removal, capping of mine openings, restoration of tailings areas, water treatment and post-closure monitoring.

In the fourth quarter of 2006, the Company recorded an adjustment to increase the liability for asset retirement obligation by $3.4 million. This adjustment results from: an increase to the expected cost of post-closure water treatment; a longer period of site monitoring; the addition of a contingency measure to treat additional water from the mine underground, if water reaches the surface, which treatment is estimated to occur from 2015 through 2030; and an increase in the cost of reclaiming and processing historic mill roaster tailings in 2007 as a result of cost increases for operating labour and supplies and other related costs.

Although the ultimate amount to be incurred is uncertain, the liability for site closure and reclamation has been estimated on an undiscounted basis before inflation to be $22.1 million, to be expended from 2007 to 2050. For purposes of determining the fair value of the obligation, a discount rate of 9.8%, an inflation factor of 2.0% and a market risk premium have been applied. As required by regulatory policies and Canadian GAAP, cost estimates include contractor markups, provision for administration and engineering, provision for a market risk premium, and a provision for contingencies. However, the Company expects to use its employees wherever possible to complete the reclamation activities, which could reduce actual costs below the accrued liability. The Company has $10.9 million on deposit in Con Mine reclamation security trusts. The Company has committed the proceeds from any asset sales at the Con Mine to the reclamation security trusts and the funds in the trusts will be applied to offset in part the reclamation costs as they are incurred.

March 29, 2007	8

MIRAMAR MINING CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

Key assumptions in estimating the asset retirement obligation for the Con Mine include the assumptions that: a) the processing of residual historic mill roaster tailings (calcines and arsenic bearing sludges) through the autoclave will be completed in 2007; b) final wash down of the blend plant storage pits will be completed in 2007; c) the final mine closure and reclamation should receive regulatory approval in 2007 allowing other site closure reclamation activities to commence in 2007 and essentially be completed over a three year period, including the removal of remaining buildings, capping of remaining mine openings, capping of the tailings containment areas and remediation of the site to the standard acceptable for industrial-use property; and, d) an allowance for ongoing water treatment for a period of approximately 25 years and an allowance for post closure environmental performance monitoring for a period of approximately 50 years.

Key assumptions in estimating the asset retirement obligation for the Hope Bay exploration camps include removal of exploration camps, reclamation of site pads and infrastructure, placement of surface stored waste rock underground at Boston and re-vegetation as needed. The estimate of the cost, based on contractor rates, of such reclamation activities is $1.3 million.

Stock-based Compensation

Stock-based compensation is accounted for using the fair value based method. Under the fair value based method, compensation cost is measured at fair value of the options at the date of grant and is expensed over the vesting period of the award. The Company estimates the fair value using the Black-Scholes option pricing model. The key assumptions used in 2006 were: a risk-free interest rate of 3.9%, a dividend yield of 0%, an expected volatility of 60% and expected term of stock options of 5 years. The weighted average fair value of options granted and vested in 2006 was $1.54 per share option. Stock options which were granted in 2006, but are not exercisable subject to shareholder approval of an increase of the Company’s stock option plan, have not been recorded as an expense in the year ended December 31, 2006. The stock-based compensation expense will be recorded when, and if, the shareholders approve an increase to the stock option plan based on the estimated fair value of the options at the approval date. If the market price for the shares is higher on the approval date than the average strike price of $3.08 per share, the estimated fair value of these options will be higher than if the estimated fair value had been calculated based on the actual grant date. On the grant date, the strike price of the options held for approval was set based on the previous day’s closing market price for the shares.

EXPLORATION AND DEVELOPMENT ACTIVITIES

The Company’s focus continues to be on the Hope Bay Project. The Company is committed to a strategy of advancing the Hope Bay Project to a production decision while continuing to expand gold resources. The staged development strategy will focus first on the high grade gold Doris North Project, with the goal of generating cash flow to pay for mining infrastructure and to partially fund the subsequent development of a bulk tonnage operation at Madrid and a satellite mining operation at the Boston deposit which is approximately 50 kilometers south of the Doris North deposit area. The Company’s exploration strategy will focus on expanding the size and

March 29, 2007	9

MIRAMAR MINING CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

increasing the confidence level of existing deposits and on continued exploration for new gold resources in order to support a sustained production profile. The Company will continue to conduct grassroots exploration alone and, in certain circumstances, in cooperation with strategic partners on selected portions of the Hope Bay mineral claims. To achieve these objectives, the Company needs to successfully complete, among other things, the current permitting process for the Doris North Project, complete financing for mine construction, successfully construct and place into production the Doris North deposit, complete technical and economic studies on Phase 2 development of the Boston, Doris and Madrid deposits and identify additional resources, complete feasibility studies on Phase 2 and complete permitting on Phase 2.

In 2006, the total deferred costs related to the Hope Bay Project were $34.8 million (see note 5 of the annual consolidated financial statements), comprised largely of approximately 66,000 meters of drilling. The bulk of the drilling was directed toward the ongoing resource expansion program which will generate information for the technical and economic studies (“TES”) to support the next phase of development of Hope Bay, engineering and consulting costs for the TES and other studies and permitting and regulatory activities to continue to advance the Doris North Project and to commence base-line studies to support Phase 2 technical studies.

The Hope Bay exploration camp was re-opened in late February and the season’s drilling activity commenced on March 11, 2006. Drilling activities were focused largely at the Naartok deposit which is in the Madrid deposit area and accounted for a total of 45,868 meters. Drilling totaling 20,106 meters was conducted at Boston, Doris, other deposits within Madrid and regional areas of interest (8,306, 3,114, 5,992 and 2,694 meters respectively).

The exploration activities in 2006 were successful in identifying and extending the mineralization on the deposits. Some of the significant results are as follows.

•	Suluk – Hole 06PMD416 identified a shallow intercept of 13.4 g/t over 29.8 meters, hole 06PMD427 intercepted 3.2 g/t over 164 meters and 06PMD428 intercepted 9.1 g/t over 38.3 meters.
•

Naartok East – Hole 06PMD448 was drilled targeting the Naartok East deposit approximately 100m from 2005 drill hole 05PMD328 which returned 11.6 g/t Au over 66.5m and approximately 65m from hole 05PMD274 which encountered 9.8 g/t over 64.2m. Hole 06PMD448 encountered 9.31 g/t Au over 93.5m including one narrow (0.3m) high grade sample which was reduced from 918 g/t (26 ounces per ton) to 200 g/t for composite averaging. The true width of hole 06PMD448 is estimated to be approximately 75% of core length. Additional drilling at Naartok East continued to expand the resource including hole 06PMD470 which encountered 34.9g/t over 9.7m. Also, in association with drilling between Naartok East and Rand, infill holes better defined the near surface portion of Naartok East including hole 06PMD497 which encountered 3.4 g/t over 81 meters including a higher grade interval of 7.4 g/t over 12 meters.

March 29, 2007	10

MIRAMAR MINING CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

•

Naartok East/Rand Gap – Drilling was successful in demonstrating reasonably continuous mineralization along what appears to be an extension of the “Z” lens which makes up the bulk of the mineralization at Naartok West. Hole 06PMD488 intercepted 2.6 g/t over 63 m and hole 06PMD486 intercepted 2.4 g/t over 36.2 meters.

•

Madrid Exploration – Drilling at Madrid extended the Naartok East deposit beyond historical boundaries. Hole 06PMD454 was drilled 120 meters north of the 2005 Naartok East resource limits and intercepted 14.32 g/t over 12m.

•

A new type of mineralization was discovered approximately 400 meters north of the main Boston deposit. This zone is considered to be the folded extension of the main Boston B2 resource and is generally wider and lower grade than the main deposit. Some of the significant results were hole 06SBD345 which intercepted 3.4 g/t over 49.2 meters, hole 06SBD331 which intercepted 2.4 g/t over 69.6 meters and hole 06SBD349 which was near surface and returned 6.2 g/t over 16.5 meters.

•

A re-sampling program on previous drilling that was incompletely sampled, including holes drilled from underground in 2000, resulted in the identification of significant mineralization near the main B2 zone including 54.2 g/t over 2 meters on hole 2000BUG361 and 118.5 g/t over 1 meter on hole 2000BUG362.

•	Sufficient regional drilling was completed to meet required assessment obligations with only anomalous results.
•	For more discussion on the results of the 2006 program, see the Company’s press release issued on February 8, 2007.

On April 20, 2006, the Company reported its revised resource calculation incorporating the results of the successful exploration activities in 2005 on the Hope Bay Project. The revised resource calculation increased the total resources by 2.6 million ounces, or 40%. Given the potential for a large open pit operation at the Madrid deposit area, the Company was able to reduce the cutoff grade applied to those resources, which in part led to the reported increase. However, using the same cutoff grades as in 2004, approximately one million ounces were added to the total resources. On June 22, 2006, the Company released the results of an audit of the December 31, 2005 estimates for the Madrid deposit area resource zones, namely Naartok West, Naartok East and Rand.

March 29, 2007	11

MIRAMAR MINING CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

The tables below summarize the reported resources at the Hope Bay Project as at December 31, 2005 as set forth in the independent technical report completed by Watts, Griffith and McOuat Limited (“WGM”).

HOPE BAY INDICATED MINERAL RESOURCES AT DECEMBER 31, 2005

	Indicated		Cutoff g Au/t	Contained Ounces Au(2)
Area/Deposit/Zone	Tonnes	g Au/t
Madrid Deposit Area
Naartok East(1)	6,825,000	4.2	2	915,000
Naartok West(1)	5,023,000	4.3	2	699,000
Rand(1)	1,379,000	3.2	2	143,000
Suluk	1,125,000	4.2	2	153,000
South Patch	N/A			N/A
South of Suluk	N/A	N/A		N/A
Subtotal Madrid	14,352,000	4.1		1,909,000
Doris Deposit
Doris Hinge(3)	345,000	34.7	8	385,000
Doris North/Connector	N/A
Doris Central	824,000	12.9	5	341,000
Doris Pillars	N/A	N/A		N/A
Subtotal Doris	1,169,000	19.3		726,000
Boston Deposit
Boston B2	1,949,000	11.4	4	713,000
Boston B3/B4	363,000	7.3	4	85,000
Subtotal Boston	2,312,000	10.7		798,000
Total Indicated(4)	17,834,000	6.0		3,433,000
(1)	Audited by WGM.
(2)

Disclosure of contained ounces is permitted under Canadian regulations; however, the United States Securities and Exchange Commission generally permits mineralization that does not constitute “reserves” to be reported only as in place tonnage and grade.

(3)	Includes the undiluted, unrecovered Probable Mineral Reserve for Doris Hinge referred to below.
(4)	Numbers may not add up exactly due to rounding.

HOPE BAY INFERRED MINERAL RESOURCES AT DECEMBER 31, 2005

	Inferred		Cutoff g Au/t	Contained Ounces Au(2)
Area/Deposit/Zone	Tonnes	g Au/t
Madrid Deposit Area
Naartok East(1)	7,157,000	3.7	2	847,000
Naartok West(1)	3,755,000	4.0	2	482,000
Rand(1)	3,860,000	2.8	2	352,000
Suluk	14,560,000	4.0	2	1,890,000
South Patch	227,000	22.5	7	164,000
South of Suluk	573,000	9.8	6	180,000
Subtotal Madrid	30,132,000	4.0		3,915,000
Doris Deposit
Doris Hinge	28,000	10.0	8	9,000
Doris North/Connector	1,270,000	13.9	5	569,000
Doris Central	73,000	12.8	5	30,000
Doris Pillars	263,000	18.6	5-7	158,000
Subtotal Doris	1,634,000	14.5		766,000

March 29, 2007	12

MIRAMAR MINING CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

	Inferred		Cutoff g Au/t	Contained Ounces Au(2)
Area/Deposit/Zone	Tonnes	g Au/t
Boston Deposit
Boston B2	995,000	9.1	4	292,000
Boston B3/B4	1,437,000	9.7	4	449,000
Subtotal Boston	2,431,000	9.5		741,000
Total Inferred(3)(4)	34,197,000	4.9		5,421,000
(1)	Audited by WGM.
(2)

Disclosure of contained ounces is permitted under Canadian regulations; however, the United States Securities and Exchange Commission generally permits mineralization that does not constitute “reserves” to be reported only as in place tonnage and grade. See discussion in the section on Forward Looking Statements for a description of differences between Canadian and U.S. estimate of mineral resources.

(3)	Inferred Mineral Resources are reported in addition to Indicated Mineral Resources.
(4)	Numbers may not add up exactly due to rounding.

The Company reports a Probable Mineral Reserve of 458,200 tonnes grading 22 grams Au/t for the Doris Hinge zone which is included in the Indicated Mineral Resource. The Probable Mineral Reserve was estimated during the course of a Feasibility Study carried out by Steffen Robertson and Kirsten (Canada) Inc. on the Doris North Project in 2002. This Probable Mineral Reserve is included within the Indicated Mineral Resource reported in the table above entitled “Hope Bay Indicated Mineral Resource”, to which dilution of 39% and a mining recovery factor of 95% have been applied.

During 2006, the Company continued to advance studies, including alternative mining concepts, which will assess the optimal mining and milling capacity for the next phase of development at Hope Bay. The results of the first pass of engineering studies in 2006 identified mining options of either 6,000 tonnes per day or 16,000 tonnes per day to be the focus of ongoing technical studies. These technical and economic studies are targeted to be completed in the second quarter of 2007. The results of these studies will define the direction for Phase 2 development of Hope Bay. The Company plans to commence a feasibility study on Phase 2 in the second half of 2007 and expects that the process will take 12-18 months to complete. Upon establishing the parameters for Phase 2, the Company will also embark on the project approval process in 2007 by filing a preliminary project description with NIRB and initiating the process to study the environmental impacts of the proposed project.

The Company continues to work towards obtaining permits and licenses for the Doris North Project. On March 6, 2006, NIRB issued its final hearing report recommending to the Minister of Indian and Northern Affairs Canada that the Doris North Project should proceed. On July 28, 2006, the Minister of Indian and Northern Affairs Canada accepted the NIRB recommendation. On September 20, 2006 NIRB finalized the terms and conditions of the Doris North Project and issued a project certificate. The Company has been working to obtain the permits and licenses which are required to begin mine construction. In September, the Company filed materials to

March 29, 2007	13

MIRAMAR MINING CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

support its application for amendment of Schedule II of the Metal Mining Effluent Regulations to include Tail Lake as a designated tailings impoundment area. Also in October, the Company prepared its submission to the Nunavut Water Board in preparation for public hearings expected in the first half of 2007. The Company continues to expect that the permitting process will proceed in a manner which will allow the Company to ship construction materials to the site in 2007. Depending on the outcome and timing of the permitting process, the Company could ship the necessary construction materials to the site in the summer of 2007, complete mine site preparation and construction during 2007 and 2008 and commence production in the second half of 2008. In January 2007, the Company engaged SNC-Lavalin to update the feasibility study which was completed on Doris North in 2003. The update is expected to be completed in the second quarter of 2007.

CAPITAL PROGRAMS

During 2006, the Company incurred capital expenditures of $34.8 million for exploration and project activities at Hope Bay and $1.4 million for property, plant and equipment compared to expenditures in 2005 of $19.2 million for exploration and project activities at Hope Bay and $0.1 million for property, plant and equipment.

FINANCING AND LIQUIDITY

At December 31, 2006, the Company had consolidated working capital of $143.7 million compared to $64.3 million at the end of 2005. At December 31, 2006, the Company had $149.8 million of cash and cash equivalents and short term investments compared to $68.7 million of cash and cash equivalents and short term investments at December 31, 2005. At December 31, 2006, the Company also had $15.3 million in cash collateral deposits for reclamation bonds which are classified outside of working capital.

At December 31, 2006, the Company had a short-term investment of $4.0 million in a highly-rated financial instrument with a maturity term of 91 days. The Company does not expect any material impact on its liquidity as a result of this investment.

On June 26, 2006 the Company entered into two concurrent equity underwriting agreements, one relating to a public offering of 19,200,000 common shares at $4.17 per share and the other to a private placement of 2,989,000 flow-through shares at $5.20 per share. On July 12, 2006, the Company completed both financings for aggregate gross proceeds of $95.6 million. As part of the public offering, the Company granted the underwriters an over-allotment option exercisable for a period of 30 days following the closing. On August 11, 2006 the underwriters exercised the over-allotment option and purchased 1,113,000 common shares for additional gross proceeds of approximately $4.6 million. The underwriters received a total cash commission of $5.0 million in payment for their services. As required by the private placement flow through agreement, the Company must incur Canadian exploration expenditures as defined by the Income Tax Act (Canada) totaling approximately $15.5 million by December 31, 2007.

March 29, 2007	14

MIRAMAR MINING CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company proposes to use the proceeds from these financings to, in large part, continue exploration and development of the Hope Bay Project, including in-fill drilling programs on the current known resources, exploration drilling programs with the objective of identifying new resources, geotechnical studies and drilling to define infrastructure-related parameters, and feasibility and environmental studies for the next phase of development.

On November 30, 2006, the Company completed an equity private placement of 2,040,820 flow-through shares at $7.35 per share for total gross proceeds of $15.0 million. The underwriter received a cash commission of 4% of the gross proceeds in payment for its services. The Company will be required to incur Canadian exploration expenditures as defined by the Income Tax Act (Canada) totaling $15.0 million by December 31, 2007.

The Company believes it has sufficient cash resources and liquidity to sustain its planned activities in 2007 and to complete initial construction planned in 2007 for Phase 1 mine development. The future exploration and development of the Hope Bay Project may require the Company to raise additional capital through a combination of project debt and equity financings. The Company’s strategy is to use equity financing for exploration activities and the maximum amount of project debt to build mining infrastructure until sufficient cash flow is generated from mining production.

LIABILITIES AND CONTINGENCIES

The Company has the legal obligation to reclaim properties for which it holds water licenses and exploration and mining agreements. The Company has estimated these asset retirement obligations at December 31, 2006, in accordance with accounting guidelines described above, to be an aggregate of $23.4 million on an undiscounted basis. The properties for which these obligations have been estimated are the Con Mine in Yellowknife and the Hope Bay Project in Nunavut. The Company has established cash deposits as collateral for letters of credit pledged in favour of various governmental agencies and others under several water licenses and mineral exploration and mining agreements. The Company has also established two reclamation security trusts for the reclamation of the Con Mine. The Company has reclamation security trusts totaling $10.9 million and cash collateral deposits totaling $4.4 million for Hope Bay and other properties.

The reclamation security trusts for the Con Mine were established on December 31, 2004. The Company deposited $9 million of the $10 million proceeds from the sale of its Bluefish hydroelectric facility into a reclamation security trust, in accordance with an agreement with the Department of Indian and Northern Development. The remaining $1 million of the proceeds was deposited into a second reclamation security trust. The proceeds from any subsequent sale of Con Mine assets will also be deposited into this second reclamation security trust. The cost of reclamation was estimated by Golder and Associates and and the Company on the basis of a final

March 29, 2007	15

MIRAMAR MINING CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

closure and reclamation plan which was submitted to the McKenzie Valley Water Board in January 2007. Based on comments received from the regulatory review process, the Company has estimated the impact of the required changes to the plan and recorded an appropriate increase to the liability at December 31, 2006. Any further changes upon receiving final approval of the plan could result in an increase to the estimated liability.

In 1995, the Corporation entered into a joint exploration transaction with an investor that resulted in a renunciation of certain resource expenses being made to the investor. The amount of renunciation was based upon an independent valuation prepared for the Corporation relating to the Con Mine assets. In 2000, the Canada Revenue Agency (the “CRA”) issued a reassessment notice challenging the valuation that formed the basis for this transaction. The reassessment does not give rise to any taxes payable by the Corporation. However, as part of the original transaction, the Corporation agreed to compensate the investor for any shortfall in the renunciation made by the Corporation to a maximum of $2.7 million plus accrued interest. Subsequent to December 31, 2006, the Corporation and the CRA reached a settlement regarding the reassessment which preserves the amount of the renunciation originally made to the investor. Accordingly, the Corporation no longer has a contingent liability with respect to possible payments to the investor.

In September 2006, the Company signed the IIBA with the KIA which establishes the terms which will apply to Doris North mine operations with respect to benefits to the Inuit people of the Kitikmeot region. Included in the agreement are specific payments totaling $1.4 million which would be made to the KIA subject to the successful completion of certain project milestones such as a positive production decision made by the Company and receipt of its water license. Also in September 2006, the Company completed a water compensation agreement with the KIA for the use of the proposed lake for tailings disposal. The agreement establishes total compensation of $0.9 million to be paid by the Company over a three year period following a positive production decision made by the Company.

Contractual Obligations

The following table summarizes the contractual obligations as at December 31, 2006 of the Company for each of the five years commencing with 2007 and thereafter, in thousands of dollars.

	2007	2008	2009	2010	2011	Thereafter
Oxygen plant	$600	$ -	$ -	$ -	$ -	$ -
Office lease costs	$336	$336	$344	$260	$260	$245
Exploration equipment	$611	$95	-	-	-	-
Site reclamation(1)	$8,473	$4,098	$2,715	$1,328	$369	$5,096
(1)

The Company is obligated to fund closure and reclamation costs for its mining and exploration operations as a condition of associated water licenses. However, the timing of the payments has not been determined with certainty and may change depending upon future events. Reclamation of exploration sites will be deferred to the extent that the Company continues to be engaged in actively exploring them.

March 29, 2007	16

MIRAMAR MINING CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

Subsequent to December 31, 2006, the Company entered into a purchase commitment of approximately $5.7 million to acquire a 118-person camp facility from a manufacturer. Under the terms of the agreement, the Company will pay the construction costs for the camp facility prior to its shipment to the Hope Bay site, which is expected to be in July 2007. The Company has the right to transfer its obligations under the purchase agreement to a third party.

For additional information related to the Company’s obligations and commitments see note 15 to the annual consolidated financial statements.

Off Balance Sheet Arrangements

The Company does not have any off balance sheet arrangements other than the pension obligations which are described in note 13 of the annual consolidated financial statements.

OUTLOOK

The outlook for the Company is dependent on the successful exploration and development of the Hope Bay Project. The Company controls 100% of the Hope Bay Project, which has indicated resources totaling 3.4 million ounces of gold at a grade of 6.0 grams per tonne and an additional 5.4 million ounces of gold at a grade of 4.9 grams per tonne in the inferred category.

The Company plans to continue to work towards making a production decision on the Doris North Project, including advancement of the permitting process. The Company believes that it will be successful in addressing the concerns of the regulatory agencies and, if the permitting process is successfully completed, the Company will make a final decision on a commitment to the construction process. If the project is approved by the Company, production could commence during 2008. The Company has engaged SNC-Lavalin to update the feasibility study which was completed on Doris North in 2003 and the update is expected to be completed in the second quarter of 2007. There can be no assurance that the permitting process will be completed as planned or that the Company will develop the Doris North Project as anticipated.

As part of the Company’s development strategy for Hope Bay, programs have been completed that were designed to facilitate delivery of studies which include alternative mining concepts. These alternative concepts will assess the optimal mining and milling capacity for the next phase of development at Hope Bay. The two options under consideration are: a) an underground operation with a targeted production of approximately 300,000 ounces of gold annually, and b) the Large Pit Concept at Madrid based

March 29, 2007	17

MIRAMAR MINING CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

upon satellite underground deposits at Boston and Doris which has targeted production of approximately 600,000 ounces of gold annually. These technical and economic studies are targeted to be completed in the second quarter of 2007. The results of these studies will define the direction for Phase 2 development of Hope Bay. The Company plans to commence a feasibility study on Phase 2 in the second half of 2007 and expects that the process will take 12-18 months to complete. Upon establishing the parameters for Phase 2, the Company will also embark on the project approval process in 2007 by filing a preliminary project description with NIRB and initiating the process to study the environmental impacts of the proposed project.

The Company anticipates that final approval for the Con Mine closure and reclamation plan will be received in 2007 which will permit the Company to conduct final reclamation activities in subsequent periods. On June 30, 2005, the Company returned the Giant Mine property to the Department of Indian and Northern Development in accordance with the terms of the acquisition agreement. The Company does not have any ongoing reclamation obligations for the Giant Mine.

RISKS AND UNCERTAINTIES

The following risks and uncertainties, as well as risks not currently known to the Company, could materially affect the Company’s future performance:

•	The Company will require external financing and production revenue to conduct further exploration on and development of its mineral resource properties and to develop the Doris North deposit.
•	The Company has had no revenue from operations and no ongoing mining operations of any kind.
•	Changes in the market price of gold and other metals, which in the past has fluctuated widely, will significantly affect the potential of the Company’s properties.
•	The Company has no history of producing gold from the Hope Bay Project and there can be no assurance that it will successfully establish mining operations or profitably produce gold.
•	There can be no assurance that the Company’s exploration programs will result in the establishment of mineral reserves or the expansion of such reserves with new mineral reserves.
•	The Company has a history of losses and expects to incur losses for the foreseeable future.

March 29, 2007	18

MIRAMAR MINING CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

•

The figures for the Company’s mineral reserves and mineral resources are estimates based on interpretation and assumptions and the Company’s mineral deposits may yield less mineral production under actual conditions than the Company’s estimates indicate.

•

The Company requires various permits in order to conduct its current and anticipated future operations and delays or a failure to obtain such permits, or a failure to comply with the terms of any such permits that the Company has obtained, could have a material adverse impact on the Company.

•	The Company’s permits, licences and mineral rights to the Hope Bay Project may be subject to challenges by the Inuit based on the duty of the Canadian Federal Government to consult.
•	The Hope Bay properties are subject to the Nunavut Land Claims Agreement and ongoing operations are affected by working relationships with Inuit organizations.
•	The Company is subject to significant governmental regulations.
•	The Company’s activities are subject to environmental laws and regulations that may increase its costs of doing business and restrict its operations.
•	Mining is inherently dangerous and subject to conditions or events beyond the Company’s control, which could have a material adverse effect on its business.
•

Changes in the factors underlying the Doris North feasibility study since its preparation may make the financial calculations no longer applicable; actual capital costs, operating costs, production and economic returns from the Doris North deposit may differ significantly from those the Company has anticipated; and there are no assurances that any future development activities will result in profitable mining operations.

•

Because the Hope Bay Project is located in Canada and will have production costs incurred in Canadian dollars, while gold is generally sold in United States dollars, the Hope Bay Project results could be materially adversely affected by appreciation of the Canadian dollar.

•	Increased competition could adversely affect the Company’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.
•	Title to the Company’s mineral properties cannot be guaranteed and may be subject to prior unregistered agreements, transfers or claims and other defects.

March 29, 2007	19

MIRAMAR MINING CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

•

The Company may experience difficulty attracting and retaining qualified management and operations personnel to meet the needs of its anticipated growth, and the failure to manage the Company’s growth effectively could have a material adverse effect on its business and financial condition.

•

The Company has ongoing reclamation on the Con Mine and the Company may be required to contribute more funds towards the abandonment and reclamation of the Con Mine site which could have a material adverse effect on its financial position.

•

The Company does not currently have any ongoing reclamation on the Golden Eagle Mine but it is possible that there may be a future obligation to conduct reclamation on the Golden Eagle Mine site, which could have a material adverse effect on the Company’s financial position.

•	The Company or its subsidiaries are from time to time a party to litigation which could have a material effect on the Company.

OUTSTANDING SHARE DATA

As at March 30, 2007, there were 217,634,803 common shares outstanding. As at March 30, 2007, there were options and warrants outstanding to purchase an aggregate of 26,011,373 common shares. The options and warrants were granted to certain of the Company’s executive officers, directors and employees (7,511,373 stock options) and to Newmont as part of a private equity placement completed in 2005 (18,500,000 warrants).

RELATED PARTIES

The Company owns 7.3% of Maximus Ventures Ltd (“Maximus”), a company related by virtue of common directors. The Company supplied services on a cost recovery basis to Maximus which totaled $1.0 million during the year (2005 - $1.2 million). Transactions with related parties are recorded at their exchange amount which is the amount of consideration received as established and agreed to by the Company and Maximus.

NEW ACCOUNTING STANDARDS

The Accounting Standards Board of the Canadian Institute of Chartered Accountants (“CICA”) issued Section 3855, Financial Instruments – Recognition and Measurement, Section 3861, Financial Instruments –Disclosure and Presentation, Section 3865, Hedges, and Section 1530, Comprehensive Income, all applicable to the Company for annual or interim accounting periods beginning on January 1, 2007.

Section 3855 requires all financial assets, financial liabilities and non-financial derivatives to be recognized on the balance sheet and measured based on specified categories. Section 3861 identifies and details information to be disclosed in the financial statements. The Company is currently assessing the full impact of this new standard on its financial reporting. However, it is expected that the most significant impact will be to increase the carrying value of the remaining investment in Sherwood Copper Corporation and other investments to their fair value at the end of a reporting period.

March 29, 2007	20

MIRAMAR MINING CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

Section 3865 sets out when hedge accounting can be applied and builds on existing Canadian GAAP guidance by specifying how hedge accounting is applied and disclosed. The Company currently does not have any hedging contracts and, therefore, does not expect any impact of the new standard to the financial statements.

Section 1530 introduces new standards for the presentation and disclosure of the components of comprehensive income. Comprehensive income is defined as the change in net assets of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. The Company is currently evaluating the full impact of the standards and will be required to present a new statement entitled “Comprehensive Income” in the first quarter of 2007.

The CICA also issued Section 1506, Accounting Changes, which revises the current standards on changes in accounting policy, estimates or errors as follows: voluntary changes in accounting policy are allowed only when they result in financial statements that provide reliable and more relevant information; changes in accounting policy are to be applied retrospectively unless doing so is impracticable; changes in estimates are to be recorded prospectively; and prior period adjustments are to be corrected retrospectively. In addition, this standard calls for enhanced disclosure about the effects of changes in accounting policies, estimates and errors on the financial statements.

Section 1506 is applicable for the Company for the financial year beginning January 1, 2007. The impact of Section 1506 cannot be determined until such time as the Company makes a change in accounting policy.

FORWARD LOOKING STATEMENTS

Statements relating to exploration work at the Hope Bay Project and the expected results of this work and strategies, plans, studies and permitting for the development of the Hope Bay Project, statements related to analyses of financial condition, future results of operations and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and the securities legislation of certain provinces of Canada. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “projects,” “satisfies,” “potential,” “goal,” “objective,” “prospective,” “strategy”, “target,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices and currency exchange rates; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Company’s properties; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and

March 29, 2007	21

MIRAMAR MINING CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

resources; the possibility that required permits may not be obtained on a timely manner or at all; the possibility that capital and operating costs may be higher than currently estimated and may preclude commercial development or render operations uneconomic; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from Miramar’s operations, risks and uncertainties described under “Risks and Uncertainties” and elsewhere in the Management’s Discussion and Analysis, and other risks and uncertainties, including those described in the Miramar’s Annual Report on Form 40-F for the year ended December 31, 2006 and Reports on Form 6-K filed with the Securities and Exchange Commission.

Forward-looking statements are based on the beliefs, estimates and opinions of Miramar’s management on the date the statements are made. Miramar undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.

All resource estimates reported in this disclosure are calculated in accordance with the National Instrument 43-101 of the Canadian securities administrators and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, which permits U.S. mining companies in their Securities and Exchange Commission filings to disclose only those mineral deposits that qualify as proven or probable “reserves” because a determination has been made based on an appropriate feasibility study that the deposits could be economically and legally extracted or produced, and, accordingly, resource information reported in this disclosure may not be comparable to similar information reported by United States companies. The term “resource(s)” does not equate to “reserves” and normally may not be included in documents filed with the Securities and Exchange Commission, and investors are cautioned not to assume that “resources” will be converted into “reserves” in the future.

This disclosure uses the term “inferred resources”. While this term is recognized by Canadian securities regulations concerning disclosures by mining companies, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of the “inferred resources” will ever be upgraded to a high category. Under Canadian securities regulations, estimates of “inferred resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that part or all of an “inferred resource” exist or are economically or legally feasible.

Additional Information

Additional information regarding the Company is included in the Company’s Annual Information Form (“AIF”) and Annual Report on Form 40F, which are filed with the Canadian securities regulators and the United States Securities and Exchange Commission, respectively. A copy of the Company’s AIF is posted on the SEDAR website at www.sedar.com. A copy of the Form 40F can be obtained from the United States Securities and Exchange Commission website at www.sec.gov.

March 29, 2007	22

EXHIBITS
99.1(1)	Code of Conduct for Chief Executive Officer and Senior Accounting Officers
99.2	Audit and Risk Management Committee Charter (included in the Annual Information Form filed herewith)
99.3	Certifications by the Chief Executive Officer of the Company pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.4	Certifications by the Chief Financial Officer of the Company pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.5	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.6	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Consent of KPMG LLP
99.8	Consent of John Wakeford, P. Geo.
99.9	Consent of SRK Consulting (Canada) Inc.
99.10	Consent of John R. Sullivan, P. Geo., of Watts, Griffis and McOuat Limited
99.11**	Consent of Michel Dagbert, P. Eng., of Geostat Systems International Inc.
99.12	Consent of John Zbeetnoff, P.Geo.
99.13	Consent of Darren Lindsay, P.Geo.

(1) Previously filed on May 19, 2004 on the issuer’s annual report on Form 40-F for the year ended December 31, 2003.

(1) ** To be filed by amendment

Signatures

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant

MIRAMAR MINING CORPORATION

By /s/    David Long

David Long, Corporate Secretary

Date: April 2, 2007