Form 40-F/A
period 2006-12-31
MIRAMAR MINING CORP
filed 2007-04-27
CIK 940947

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

Explanatory Note: Explanatory Note: Miramar Mining Corporation (the “Company” or the “Registrant”) is filing this Amendment No. 1 to its Annual Report on Form 40-F for the year ended December 31, 2006 (“Original Filing”), solely for the purposes of providing the consent of Michel Dagbert. This Amendment does not amend or restate any information contained in the Original Filing and does not purport to update any recent events or developments to the date of the Original Filing.

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

EXHIBITS

99.1(1)	Code of Conduct for Chief Executive Officer and Senior Accounting Officers
99.2	Audit and Risk Management Committee Charter (included in the Annual Information Form filed herewith)
99.3	Certifications by the Chief Executive Officer of the Company pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.4	Certifications by the Chief Financial Officer of the Company pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.5	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.6	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7(2)	Consent of KPMG LLP
99.8(2)	Consent of John Wakeford, P. Geo.
99.9(2)	Consent of SRK Consulting (Canada) Inc.
99.10(2)	Consent of John R. Sullivan, P. Geo., of Watts, Griffis and McOuat Limited
99.11	Consent of Michel Dagbert, P. Eng., of Geostat Systems International Inc.
99.12(2)	Consent of John Zbeetnoff, P.Geo.
99.13(2)	Consent of Darren Lindsay, P.Geo.

(1) Previously filed on May 19, 2004 on the issuer’s annual report on Form 40-F for the year ended December 31, 2003.

(2) Previously filed on April 2, 2007 on the issuer’s annual report on Form 40-F for the year ended December 31, 2006.

Signatures

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant

MIRAMAR MINING CORPORATION

By	/s/ David Long David Long, Corporate Secretary

Date: April 24, 2007